Filed Pursuant to Rule 424(b)(4)
Registration No. 333-167079

D. Medical Industries Ltd.

1,500,906 Ordinary Shares

We are offering ordinary shares, par value NIS 0.32 per share, or our ordinary shares.

This is the initial public offering of our ordinary shares in the United States. The initial public offering price of our ordinary shares is US$7.00 per ordinary share.

Our ordinary shares are listed in Israel on the Tel-Aviv Stock Exchange, or the TASE, under the symbol “DMDC.” On July 29, 2010, the closing price of our ordinary shares on the TASE was NIS 36.05 per ordinary share, or US$9.51 per ordinary share, based on the representative rate of exchange on July 29, 2010 as published by the Bank of Israel, being NIS 3.789 = US$1.00, and after giving effect to a 32-for-one reverse stock split of our ordinary shares that we effected on April 28, 2010.

Our ordinary shares have been approved for listing on The NASDAQ Capital Market under the symbol “DMED.”

Investing in our ordinary shares involves certain risks. See “Risk Factors” beginning on page 11 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities. Neither the Securities and Exchange Commission nor any other regulatory body, including any state securities commission, has approved or disapproved of an investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Ordinary Share	Total
Public offering price	US$7.00	US$10,506,342
Underwriting discounts and commissions(1)	US$0.49	US$ 735,444
Proceeds, before expenses, to us	US$6.51	US$ 9,770,898
(1)	See “Underwriting” for a description of compensation payable to the underwriter.

We have granted a 45-day option to Rodman & Renshaw, LLC, or the underwriter, to purchase up to an additional 225,136 ordinary shares, or the over-allotment shares, from us at the initial public offering price less the underwriting discounts and commissions to cover over-allotments, if any, on the same terms as set forth in this prospectus. If the underwriter exercises its right to purchase all of such additional ordinary shares, we estimate that we will receive additional gross proceeds of approximately US$1,576 thousand from the sale of our ordinary shares being offered and net proceeds of approximately US$1,445 thousand after deducting approximately US$131 thousand for underwriting discounts and commissions, based on the public offering price of US$7.00 per ordinary share. The ordinary shares issuable upon exercise of the underwriter’s option are identical to those offered by this prospectus and have been registered under the registration statement of which this prospectus forms a part.

In connection with the offering of our ordinary shares under this prospectus, or this offering, we have also agreed to issue to the underwriter and/or its designees warrants to purchase a number of our ordinary shares equal to 5% of our ordinary shares sold in this offering, excluding the over-allotment shares, exercisable at a price per ordinary share equal to 125% of the initial public offering price per ordinary share and expiring five years from the effective date of the registration statement of which this prospectus forms a part. The ordinary shares issuable upon exercise of the underwriter’s warrants are identical to those offered by this prospectus and have been registered under the registration statement of which this prospectus forms a part.

The underwriter expects to deliver our ordinary shares to purchasers in this offering on or about August 10, 2010.

Rodman & Renshaw, LLC

The date of this prospectus is August 4, 2010

DMEDICAL INDUSTRIES LTD

ADI Insulin Pump
Patch Pump* + CGM
Nilipatch*
* Under development
* Not released for commercial sale
Spring - based delivery

Our proprietary spring-based delivery mechanism, which is incorporated into all of our pumps, allows us to:

- monitor the delivery of insulin and detect adverse events such as occlusions
- incorporate all moving parts in a disposable element

www.dmedicalindustries.com

You should rely only on the information contained in this prospectus and any free writing prospectus which we file with the Securities and Exchange Commission, or the SEC. We have not, and the underwriter has not, authorized anyone to provide you with information different from that contained in this prospectus or any such free writing prospectus. We are offering to sell, and seeking offers to buy, our ordinary shares only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares.

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PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our ordinary shares. You should read this entire prospectus carefully, including the risks of investing in our ordinary shares that we discuss under “Risk Factors” and including the more detailed information in “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In this prospectus, unless the context otherwise requires, the term “D. Medical” refers to D. Medical Industries Ltd., and the terms the “Company,” “we,” “us,” and “our” refer to D. Medical Industries Ltd. and its subsidiaries, Nilimedix Ltd., or Nilimedix, G-Sense Ltd., or G-Sense, and Medx-Set Ltd., or Medx-Set. The term “NIS” refers to new Israeli Shekels, and the terms “dollar,” “US$” or “$” refer to U.S. dollars. Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this prospectus are translated using the rate of NIS 3.713 to US$1.00, the representative rate of exchange as of March 31, 2010 as published by the Bank of Israel. Unless otherwise indicated, we have adjusted all of the numbers and prices relating to our ordinary shares in this prospectus to reflect a 32-for-one reverse stock split of our ordinary shares that we effected on April 28, 2010. See “Reverse Stock Split.”

D. Medical Industries Ltd.

We are a medical device company engaged through our subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. We have developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient’s body using our proprietary spring-based delivery technology. We believe that our spring-based delivery mechanism is cost-effective compared to a motor and gear train and allows us to incorporate certain advantageous functions and design features in our insulin pumps.

The International Diabetes Federation, or the IDF, estimates that diabetes currently affects 6.4% of people worldwide and that by 2030, this percentage will have increased to 7.7%. If not treated correctly, diabetes can result in blindness, kidney failure, nervous system damage, lower-limb amputations and even death. According to various studies, including studies published in Diabetes Care’s November 1999, November 2002, June 2007 and October 2007 issues, insulin pump therapy is the most efficacious type of therapy for patients who take insulin daily. According to The Wall Street Journal, the worldwide market for insulin delivery systems (such as insulin pumps, syringes and pens) is estimated to be US$1.6 billion, with revenues increasing year-over-year.

Most currently available insulin pumps are costly and have what we believe are performance and design limitations related to their motor and gear train insulin delivery system. Our proprietary spring-based design, which eliminates the need for a motor and gear train, has allowed us to develop products that we believe offer a cost-effective treatment solution for governments and private payors. In addition, our spring-based delivery technology monitors the actual delivery of insulin and is able to detect and alert a patient to air bubbles and other adverse occurrences, such as occlusions, which could impair the accurate delivery of insulin. Furthermore, the design of our insulin pumps has allowed us to substantially reduce their size and weight and has enabled us to include all moving parts in a disposable element, which we believe reduces concerns relating to wear and tear.

We commenced sales and marketing operations in late 2009 and are currently selling our Adi durable insulin pump, or Adi insulin pump, to our distributors in the Netherlands, Belgium and the Czech Republic. During the fourth quarter of 2009, we commenced sales of our LightyDD insulin infusion sets, or LightyDD infusion sets, to our distributors in the Netherlands and Belgium. Our LightyDD infusion sets are compatible with most other manufacturers’ durable insulin pumps, but are not compatible with insulin pumps manufactured by Medtronic Inc., or Medtronic, which is the largest manufacturer of insulin pumps. During the first quarter of

2010, we also commenced sales of our LightyDD infusion sets to our distributor in the Czech Republic. We have also engaged distributors in Sweden, Italy, Mexico and China to sell and market our products in those countries, and, subject to our receipt of the necessary regulatory approvals, we intend to begin selling our products in these markets in the near future. Our LightyDD infusion sets include unique features, such as our proprietary detach-detect mechanism, which alerts a patient when the infusion set detaches from the patient’s body. We have also developed a semi-disposable insulin patch pump, or Nilipatch insulin patch pump, and have commenced its commercialization process by transitioning it from a research and development product to a product that we can sell in large quantities. This process, which we expect to complete by the beginning of 2011, entails the finalization of our Nilipatch insulin patch pump’s commercial design and layout (which includes the incorporation of a user-friendly interface and casing into its design and the development of a manufacturing process that would allow us to manufacture it in large quantities), the launch of a marketing campaign, the identification, engagement and training of appropriate distributors, and the submission of applications for its initial regulatory approvals.

While we intend to roll out our products initially in Europe, we also plan to focus on our commercialization efforts in Brazil, Russia, India and China, or, collectively, the BRIC countries, and Mexico, and have already entered into distribution agreements with respect to Mexico and China. Although we have not obtained the required regulatory approvals and do not presently sell our products in the BRIC countries and Mexico, we believe that our spring-based design will enable us to provide a cost-effective treatment solution to governments and private payors in these markets.

Our research and development operations are ongoing and are focused on creating the next generation of our insulin pumps, including a simplified semi-disposable insulin pump specifically designed to treat Type 2 diabetes patients who typically do not begin using insulin until later in life and, therefore, are generally less amenable to complex insulin delivery technology. We are also focused on developing a device that will combine a continuous glucose monitoring system and an insulin pump on the same patch.

Additionally, through our subsidiary, NextGen Biomed Ltd., or NextGen, we hold an indirect controlling interest in Sindolor Medical Ltd., or Sindolor Medical, which is developing pain alleviation products. NextGen is a holding company, which is publicly traded on the TASE, and may invest in other medical device opportunities.

During 2009, we incurred net losses of NIS 19 million (US$5.1 million) and generated revenues of NIS 368 thousand (US$99 thousand), all of which revenues were generated during the fourth quarter of 2009. During the first quarter of 2010, we generated revenues of NIS 543 thousand (US$146 thousand) and incurred net losses of NIS 14.9 million (US$4 million), including registration costs of NIS 6 million (US$1.6 million) and fair value losses on warrants at fair value through profit or loss of NIS 2.5 million (US$0.7 million) as a component of our financial costs.

Industry Background

Diabetes is a chronic, life-threatening disease for which there is no known cure. Diabetes is caused by the body’s inability to produce or effectively utilize the hormone insulin, which prevents the body from adequately regulating blood glucose levels. The IDF estimates that diabetes currently affects 285 million people worldwide and that by 2030, diabetes will affect 438 million people worldwide.

According to the Diabetes Atlas, Fourth Edition, 2009, as published by the IDF, or the Diabetes Atlas, estimated global healthcare expenditures associated with the treatment and prevention of diabetes and its complications are expected to total at least US$376 billion in 2010 and in excess of US$490 billion by 2030. According to the Diabetes Atlas, there is a large disparity in spending for diabetes treatment among regions and countries with more than 80% of estimated global diabetes expenditures made in higher-income countries rather than in lower- and middle-income countries where over 70% of people with diabetes live.

According to the American Diabetes Association, or the ADA, diabetes was the seventh leading cause of death listed on U.S. death certificates for adults in 2006 and can cause many short- and long-term complications if not treated properly. Diabetes is typically classified into two major groups: Type 1 diabetes and Type 2 diabetes, which account for 5 to 10% and 90 to 95%, respectively, of all diagnosed cases of diabetes in the United States. Type 1 diabetes patients must take insulin daily, while Type 2 diabetes patients may require diet and nutrition management, exercise, oral medications and/or the administration of insulin to regulate blood glucose levels. According to various studies, including studies published in Diabetes Care’s November 1999, November 2002, June 2007 and October 2007 issues, insulin pump therapy is the most efficacious type of therapy for patients who take insulin daily.

The insulin pumps currently offered by our competitors use a motor and a gear train to administer insulin. These motor and gear train insulin pumps have a long history of use and their users enjoy a familiar, well-established device. However, we believe that motor and gear train insulin pumps have certain limitations as discussed elsewhere in this prospectus. We believe that, as a result of these limitations, the utilization of insulin pump therapy still lags that of conventional insulin delivery therapies. To our knowledge, durable insulin pumps currently on the market are generally intended to be used over a period of four years, which is the standard warranty period for such devices.

Our Strengths

We are able to offer insulin pump therapy without a motor and gear train, which we believe provides us with the following competitive advantages:

Cost-Effectiveness

We believe that our spring-based design, which eliminates the need for a motor and gear train, results in a cost-effective treatment solution and will enable us to:

•	price our products competitively and provide governments and private payors, particularly in the BRIC countries and Mexico, with cost-effective treatment solutions; and

•	potentially develop a cost-effective insulin delivery device for Type 2 diabetes patients.

Since we have only recently begun sales of our Adi durable insulin pump and our LightyDD infusion sets in a limited number of countries in Europe, have not yet begun sales of our Nilipatch insulin patch pump, and have not yet executed a final manufacturing and supply agreement, we are not yet able to provide definitive information as to the costs or list prices of our products. Nevertheless, since our insulin pumps do not require a motor and gear train, we believe that we will be able to provide a cost-effective treatment solution to governments and private payors.

Ability to Monitor Delivery and Detect Adverse Events

Our proprietary spring-based delivery technology monitors the actual delivery of insulin and is able to detect and alert a patient to air bubbles and other adverse consequences, such as occlusions, which could impair the accurate delivery of insulin.

Flexibility of Design and Ease of Use and Maintenance

Our proprietary spring-based delivery technology provides us with flexibility in designing our products, allowing us to:

•	achieve substantial weight and size reduction in our insulin pumps, resulting in a device that is less obtrusive for patients;

•	incorporate fewer movable components in our insulin pumps, resulting in greater ease of use for patients; and

•	design a disposable element incorporating all moving parts, which increases ease of maintenance and decreases the wear and tear on our durable insulin pumps.

Although our insulin pumps, like our competitors durable insulin pumps, are intended to be used over a four-year period (the standard warranty period for such devices), the moving parts of our insulin pumps are not susceptible to wear and tear since they are included in a disposable element which is replaced every three days.

In addition, our LightyDD infusion sets include unique features, such as our proprietary detach-detect mechanism that alerts a patient when an infusion set detaches from their body.

Our Strategy

Our goal is to gain a significant share of the worldwide market for insulin pump therapy and related disposables, primarily in the BRIC countries, Mexico and Europe. To achieve our goal, we intend to employ the following strategies:

•	leverage the cost-effectiveness of our spring-based design to penetrate markets in the BRIC countries and Mexico;

•	achieve higher margins by utilizing distributors and avoiding the costs associated with maintaining a direct sales force;

•	roll out our products initially in Europe;

•	continue our research and development efforts;

•	streamline our manufacturing capabilities to further minimize our material costs;

•	create a presence for our products in the United States; and

•	leverage our proprietary spring-based delivery technology for use in other drug therapies.

Our Challenges

Since we have only recently commenced sales of our products and have a limited operating history and manufacturing capabilities, we are subject to certain potential challenges, including:

•	we face intense competition in the medical devices industry;

•	our limited manufacturing capabilities may restrict or delay our ability to leverage the cost-effectiveness of our spring-based design;

•	our clinical trials have been limited;

•

our Adi insulin pump still lacks an information technology platform that will allow physicians and patients to download and manage information regarding the use of the Adi insulin pump, a feature viewed by physicians as important;

•	our lack of regulatory approvals in the BRIC countries and Mexico where we plan to focus our commercialization efforts; and

•	our current customer base is narrow and we have a limited history of the use of our products and, consequently, we may not be aware of problems and/or inefficiencies inherent in our products.

For further details and additional information regarding potential challenges we face, see “Risk Factors.”

Reverse Stock Split

Our shareholders approved a 32-for-one reverse stock split of our ordinary shares that we effected on April 28, 2010. The 32-for-one reverse stock split also applied to our outstanding options and warrants and has been reflected in the respective exercise prices. No fractional ordinary shares, warrants or options were issued in connection with the stock split, and all such fractional interests were rounded to the nearest whole number of ordinary shares, warrants or options.

Corporate Information

Our registered office is located at 7 Zabotinsky St., Moshe Aviv Tower, Ramat-Gan 52520, Israel. Our telephone number is +972 (3) 611-4514. Our website address is www.dmedicalindustries.com and we have recently launched a new website, www.springnow.com, which is primarily intended for physicians and diabetes patients. The information on, or accessible through, our websites does not constitute part of this prospectus.

We have proprietary rights to the trademark “Nilimedix” and have applied to register the trademark “Spring” in the United States and the European Union. We reserve all rights to our trademarks, regardless of the manner in which we refer to them in this prospectus. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

Our agent for service of process in the United States is Corporation Service Company located at 1180 Avenue of the Americas, Suite 210, New York, NY 10036.

Industry and Market Data Information

This prospectus includes statistical data, market data and other industry data and forecasts, which we obtained from market research, publicly available information and independent industry publications and reports that we believe to be reliable sources. These industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.

Our History and Corporate Structure

We were incorporated as a private company in the State of Israel in 1992 under the name Pe’er Lifts and Industries (92) Ltd. In January 1994, we changed our name to Ram Zur Industries Ltd. and, in August 1994, we became a public company by offering our ordinary shares to the public in Israel and listing our ordinary shares on the TASE. In January 2001, we changed our name to Arit Systems Ltd., and, in January 2005, we changed our name to our current name – D. Medical Industries Ltd.

We commenced operations as a medical device company in late 2004 through our investment in Nilimedix. We formed our subsidiaries, G-Sense and Medx-Set, in April 2005 and January 2008, respectively. Our subsidiary, NextGen, is a holding company, publicly traded on the TASE, which holds a controlling interest in Sindolor Medical through Sindolor Holdings Ltd., or Sindolor Holdings. Sindolor Medical is currently developing pain alleviation products. In May 2007, we purchased a direct interest in Sindolor Medical at the same time that Sindolor Medical acquired the intellectual property rights that it is currently using to develop pain alleviation products. As a company focused on diabetes treatment and drug delivery, we encountered difficulties raising capital for Sindolor Medical due to its focus on developing pain alleviation products. Therefore, in August 2009, we entered into agreements pursuant to which, in January 2010, we obtained a controlling interest in NextGen, an Israeli publicly-traded company, in consideration for, among other things, our holdings in Sindolor Medical. We believe that NextGen is better positioned than D. Medical to raise funds from the public for the activities of Sindolor Medical and potentially other companies that do not focus on diabetes treatment since investors can have a better indication as to the intended use of proceeds. NextGen may invest in other medical device opportunities in the future, but we expect that it will do so primarily as a holding company, which will allow it to maintain its ability to raise funds for different medical device companies. See “Business—Sindolor Medical” for a more detailed description of Sindolor Medical. All of our subsidiaries were incorporated in the State of Israel.

We operate mainly through our subsidiary, Nilimedix, which has developed our core proprietary technology, the spring-based delivery mechanism, and is now focused on manufacturing and marketing our Adi insulin pump, as well as the final stages of development of our Nilipatch insulin patch pump. Nilimedix also operates in conjunction with Medx-Set on manufacturing and marketing our LightyDD infusion sets. G-Sense focuses on researching and developing a continuous glucose monitoring system and intends to cooperate with Nilimedix to develop a combined continuous glucose monitoring and insulin pump device on one patch.

Our corporate structure is illustrated below:

*	The percentages in the chart above reflect our ownership percentages on a fully-diluted basis.
1.	The other shareholders of Nilimedix are: three former employees, including Avraham Shkalim (one of Nilimedix’ founders), David Vita and Gal Eshed; Beteiligungs GmbH, a German company that performed services for Nilimedix; Art Modern Inc., a British Virgin Island’s company; Yosef Reich; and Einat Reich. These minority shareholders of Nilimedix have the right to convert their shares in Nilimedix into our ordinary shares. See “Related Party Transactions—Transactions with Our Affiliates and Associates.”
2.	The other shareholder of Medx-Set is Mr. Shkalim.
3.	Mr. Shkalim has the right to receive options in G-Sense as described in more detail under “Related Party Transactions—Transactions with Our Affiliates and Associates—Transactions with G-Sense.”
4.	The remaining 41.8% interest in NextGen is publicly held.
5.	Sindolor Medical’s minority shareholders consist of 18 shareholders, including the three former principal shareholders of Sindolor Medical who hold a combined 27.3% of Sindolor Medical on a fully-diluted basis.

The Offering

Ordinary shares offered:	1,500,906 ordinary shares

Ordinary shares to be outstanding after this offering	7,572,273 ordinary shares

Over-allotment option	We have granted the underwriter a 45-day option to purchase up to an additional 225,136 ordinary shares from us at the initial public offering price less the underwriting discounts and commissions to cover over-allotments, if any, on the same terms as set forth in this prospectus.

Use of proceeds	We currently intend to use the net proceeds that we will receive from this offering to expand our sales and marketing operations, expand our manufacturing capabilities, finalize the research, development and commercialization of our Nilipatch insulin pump, and for working capital and general corporate purposes. We may also use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, products or technologies. We do not, however, have agreements or commitments with respect to any investment or acquisition at this time. See “Use of Proceeds.”

Risk factors	Investing in our ordinary shares involves a high degree of risk and purchasers of our ordinary shares may lose part or all of their investment. See “Risk Factors” and the other information included elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

TASE symbol	“DMDC”

Proposed NASDAQ Capital Market symbol	“DMED”

Underwriter’s warrants	In connection with this offering, we have also agreed to issue to the underwriter and/or its designees warrants to purchase a number of our ordinary shares equal to 5% of our ordinary shares sold in this offering, excluding the over-allotment shares. These warrants will be exercisable for a period of four years commencing one year from the effective date of the registration statement of which this prospectus forms a part at a price per ordinary share equal to 125% of the initial public offering price per ordinary share. See “Underwriting.”

The number of ordinary shares that will be outstanding after this offering is based on 6,071,367 ordinary shares outstanding as of March 31, 2010.

The number of ordinary shares referred to above to be outstanding after this offering and, unless otherwise indicated, the other information in this prospectus excludes:

•	211,406 ordinary shares issuable upon the exercise of warrants outstanding as of March 31, 2010 at a weighted average exercise price of NIS 29.71 (US$8.00) per ordinary share;

•	268,607 ordinary shares issuable upon the exercise of options granted to employees outstanding as of March 31, 2010 at a weighted average exercise price of NIS 28.21 (US$7.60); and

•	75,045 ordinary shares issuable upon the exercise of warrants to be issued to the underwriter and/or its designees in connection with this offering.

Unless otherwise indicated, the information in this prospectus:

•	reflects a 32-for-one reverse stock split of our ordinary shares that we effected on April 28, 2010; and

•

assumes no exercise of the underwriter’s over-allotment option to purchase up to 225,136 ordinary shares from us at the initial public offering price less the underwriting discount to cover over-allotments, if any.

Summary Consolidated Financial Data

The following tables present our summary consolidated statements of comprehensive loss for the three years ended December 31, 2009 and our summary consolidated statements of financial position as of December 31, 2009. Our summary consolidated statements of comprehensive loss for the three years ended December 31, 2009 and our summary consolidated statements of financial position as of December 31, 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our summary consolidated statements of comprehensive loss for the three months ended March 31, 2010 and 2009 and our summary consolidated statements of financial position as of March 31, 2010 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. Our audited consolidated financial statements for the year ended December 31, 2008 were our first audited consolidated financial statements that were prepared in accordance with IFRS and in compliance with IFRS 1 “First Time Adoption of International Financial Reporting Standards.” Accordingly, the transition date for implementation of IFRS on our consolidated financial statements is January 1, 2007, and the comparative numbers for the year ended December 31, 2007, which are presented in our audited consolidated financial statements included elsewhere in this prospectus, were re-presented to reflect the retroactive adoption of IFRS as of the transition date. Prior to our adoption of IFRS, we prepared our consolidated financial statements in accordance with Israeli generally accepted accounting principles. Our historical results are not necessarily indicative of results to be expected in any future periods. You should read this information together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statements of Comprehensive Loss

	Three months ended March 31,			Year ended December 31,
	2010	2010	2009	2009	2009	2008	2007
	(Unaudited)
	Convenience translation into US$	NIS		Convenience translation into US$ (Note 1(c))	NIS
	(In thousands, except per share information)
CONTINUING OPERATIONS:
Sales	146	543	—	99	368	—	—
Cost of sales	349	1,298	—	177	657	—	—

Gross loss	203	755	—	78	289	—	—
Research and development expenses, net	607	2,252	3,056	3,553	13,193	*14,658	*8,759
Selling and marketing expenses	157	584	—	188	698	—	—
General and administrative expenses	694	2,577	816	1,498	5,563	*3,045	*2,720
Other (income) expenses, net	62	231	70	(192)	(714)	3,193	441

Operating loss	1,723	6,399	3,942	5,125	19,029	20,896	11,920

Registration costs	1,629	6,049	—	—	—	—	—
Finance income	(8)	(29)	(854)	(65)	(243)	(1,035)	(571)
Fair value losses (gains) on warrants at fair value through profit or loss	665	2,469	(390)	(66)	(244)	(7,950)	10,358
Finance costs	—	1	132	127	473	1,287	1,020

Finance (income) costs, net	657	2,441	(1,112)	(4)	(14)	(7,698)	10,807

LOSS AND TOTAL COMPREHENSIVE LOSS FOR THE YEAR	4,009	14,889	2,380	5,121	19,015	13,198	22,727

ATTRIBUTABLE TO:
Owners of the parent	3,863	14,345	2,495	4,965	18,435	10,040	20,744
Minority interest	146	544	335	156	580	3,158	1,983

	4,009	14,889	2,830	5,121	19,015	13,198	22,727

LOSS PER SHARE ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY DURING THE YEAR
Basic and Diluted	0.72	2.69	0.57	1.05	3.89	2.41	5.87

*	Reclassified (2007–75,000 NIS and 2008–147,000 NIS) in order to properly reflect the classification of shipment costs.

Consolidated Statements of Financial Position

	Three months ended March 31, 2010		Year ended December 31, 2009
	(Unaudited)
	Convenience translation into US$	NIS	Convenience translation into US$ (Note 1(c))	NIS
	(In thousands)
Cash and cash equivalents	10,109	37,534	6,568	24,388
Working capital	9,387	34,854	6,042	22,435
Intangible assets, net	3,896	14,465	3,900	14,482
Total assets	15,646	58,094	11,625	43,165
Provision for royalties to the Israeli Office of the Chief Scientist	1,163	4,320	1,090	4,048
Total liabilities	3,470	12,888	3,725	13,832
Accumulated losses	(42,495)	(157,787)	(38,632)	(143,442)
Total equity	12,176	45,206	7,900	29,333

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the following risk factors, as well as the financial and other information in this prospectus, before deciding to invest in our ordinary shares. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our ordinary shares could decline and you may lose all or part of your investment in our ordinary shares.

Risks Related to Our Business

We have a history of losses, may incur future losses and may not achieve profitability.

We have incurred net losses in each fiscal year since we commenced operations as a medical device company in late 2004. We incurred net losses of NIS 19 million (US$5.1 million) in 2009, NIS 13.2 million (US$3.6 million) in 2008 and NIS 22.7 million (US$6.1 million) in 2007. For the three months ended March 31, 2010, our net losses were NIS 14.9 million (US$4 million). As of March 31, 2010, our accumulated deficit was NIS 157.8 million (US$42.5 million). Our losses could continue for the foreseeable future as we expand our commercialization efforts for our products, increase our marketing and selling expenses, continue to invest in research and development and incur additional costs as a result of being a public company in the United States. The extent of our future operating losses and the timing of becoming profitable are highly uncertain, and we may never achieve or sustain profitability.

We have a limited operating history and we may not succeed in generating significant revenues and becoming profitable.

Since commencing our operations as a medical device company, we have focused on the research and development of our products and have a limited operating history. We have only recently commenced sales of our Adi insulin pump and LightyDD infusion sets in several countries in Europe and our other products are in various stages of research and development. We may not succeed in generating significant revenues and the future success of our business cannot be determined at this time. In addition, we have very limited experience in commercializing our products and face a number of challenges with respect to our commercialization efforts, including, among others:

•	we may not have adequate financial or other resources;

•

we may fail to obtain or maintain regulatory approvals for our products in our target markets or may face adverse regulatory or legal actions relating to our products even if regulatory approval is obtained;

•	we may not be able to manufacture our products in commercial quantities, at an adequate quality or at an acceptable cost;

•	we may not be able to establish adequate sales, marketing and distribution channels;

•	healthcare professionals and patients may not accept our products;

•	we may not be aware of possible complications from the continued use of our products since we have limited clinical experience with respect to the actual use of our products;

•	technological breakthroughs in diabetes monitoring, treatment and prevention may reduce the demand for our products;

•	changes in the market for insulin pumps, new alliances between existing market participants and the entrance of new market participants may interfere with our market penetration efforts;

•	third-party payors may not agree to reimburse patients for any or all of the purchase price of our products, which may adversely affect patients’ willingness to purchase our products;

•	uncertainty as to market demand may result in inefficient pricing of our products;

•	we may face third party claims of intellectual property infringement; and

•	we are dependent upon the results of ongoing clinical studies relating to our products and the products of our competitors.

The occurrence of any one or more of these events may limit our ability to successfully commercialize our products, which in turn could prevent us from generating significant revenues and could harm our business, financial condition and results of operations.

We expect to derive substantially all of our revenues in the near future from sales of a few products and our inability to successfully commercialize these products, or any subsequent decline in demand for these products, could severely harm our ability to generate revenues and become profitable.

We currently rely solely on the successful commercialization of our Adi insulin pump and LightyDD infusion sets to generate revenues and, consequently, we are vulnerable to fluctuations in demand for these products. Fluctuations in demand may be due to many factors, including, among others:

•	market acceptance of a new product, including healthcare professionals’ and patients’ preferences;

•	development of similarly cost-effective insulin pumps by our competitors;

•	development delays of our information technology platform that will allow physicians and patients to download and manage information regarding the use of our insulin pumps;

•	technological innovations in diabetes monitoring, treatment and prevention;

•	adverse medical events for patients using our products, whether actually resulting from the use of our products or not;

•	changes in regulatory policies toward insulin pumps;

•	changes in regulatory approval or clearance requirements for our products;

•	third party claims of intellectual property infringement; and

•	budget constraints of diabetes patients and the availability of reimbursement or insurance coverage from third-party payors for these products.

In addition, the demand for our LightyDD infusion sets may also be adversely affected by the following factors:

•	increases in market acceptance of insulin patch pumps, which do not require infusion sets; and

•	adverse responses from certain of our competitors to the offering of our LightyDD infusion sets as a generic device that is compatible with their pumps.

If we are unable to successfully commercialize our Adi insulin pump and LightyDD infusion sets, or if demand for these products declines, our business and ability to generate revenues could be severely harmed.

If we do not effectively manage our growth, our ability to increase sales and cash flow will be limited and we may not become profitable.

We have only recently begun to commercialize our Adi insulin pump and LightyDD infusion sets. If the commercialization of these and our other future products is successful, our business will need to grow. Continued growth would subject us to numerous challenges, including, among others:

•	implementing appropriate operational and financial systems and controls;

•	expanding our manufacturing capacity and scaling up production;

•	expanding our sales and marketing capabilities;

•	managing our international operations effectively;

•	providing adequate training and supervision to maintain high quality standards; and

•	preserving our culture and values.

In addition, our expected growth will continue to place additional significant demands on our management and our financial and operational resources. If we are unable to manage our growth, our business, financial condition and results of operations could be harmed.

If healthcare professionals do not recommend our products to their patients, our products may not achieve market acceptance and we may not become profitable.

Diabetes patients are generally referred by their healthcare professional to a specified device and insulin pumps are purchased by prescription. If healthcare professionals, including physicians and diabetes educators, do not recommend or prescribe our products to their patients, our products may not achieve market acceptance and we may not become profitable. In addition, physicians have historically been slow to change their medical treatment practices because of perceived liability risks arising from the use of new products. Delayed adoption of our products by healthcare professionals could lead to a delayed adoption by patients and third-party payors. Healthcare professionals may not recommend or prescribe our products until, among others:

•	there is sufficient long-term clinical evidence to convince them to alter their existing treatment methods and device recommendations;

•	there are recommendations from other prominent physicians, diabetes educators and/or diabetes associations that our products are safe and effective;

•	we obtain favorable data from clinical studies for our products;

•	reimbursement or insurance coverage from third party payors is available; and

•	they become familiar with the complexities of an insulin pump.

We cannot predict when, if ever, healthcare professionals and patients may adopt the use of our products. Since we have only begun to commercialize our products, long-term clinical evidence is not yet available. Even if favorable data is obtained from clinical studies for our products, there can be no assurance that prominent physicians, diabetes educators and/or diabetes associations would endorse our products or that future clinical studies will continue to produce favorable data regarding our products. In addition, prolonged market experience may also be a pre-requisite to reimbursement or insurance coverage from third-party payors. If our products do not achieve an adequate level of acceptance by patients, healthcare professionals and third-party payors, we may not generate significant product revenues and we may not become profitable.

In the event that we are not successful in penetrating the markets of the BRIC countries and Mexico, we will not be able to implement a key component of our current growth strategy.

Our current growth strategy depends to a large extent on our ability to successfully commercialize our products in the BRIC countries and Mexico. However, we have limited experience in penetrating markets, in general, and no experience in penetrating the markets of the BRIC countries and Mexico, in particular. See “—We have a limited operating history and we may not succeed in generating significant revenues and becoming profitable.” Our ability to penetrate these markets is subject to a number of risks and uncertainties, including, among others, our ability to obtain required regulatory approvals, difficulties predicting trends and patient preferences, the potential for political and economic instability and the still evolving nature of healthcare systems. We also believe that the overall level of awareness of the clinical advantages of insulin pump therapy in these markets is low and that, in effect, we will need to create demand for our insulin pumps in these markets.

We can provide no assurance that we will be successful in increasing awareness of the clinical advantages of insulin pump therapy in these markets or creating demand for our products. Even if we succeed in increasing such awareness, diabetes patients and third-party payors may not be able to afford even a cost-effective product if the purchasing power in these markets does not increase as we expect. As a result, we may not be able to generate substantial sales of our products in these markets. If we are unable to maximize our opportunities in the BRIC countries and Mexico, our business, financial condition and results of operations could be materially adversely affected.

We face competition from numerous competitors, most of whom have longer operating histories and far greater resources than we have, which may make it more difficult for us to achieve significant market penetration in our target markets and which may allow them to introduce competing products.

The medical device industry is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants, particularly in the United States and Europe. Our products compete with a number of existing insulin delivery devices and other methods for the treatment of diabetes and our success depends on our ability to effectively compete in this global market. Most of our competitors are large, well-capitalized companies with significantly larger market shares and resources than we have and they are able to spend more aggressively on product development, marketing, sales and other product initiatives than we can. Medtronic MiniMed, a division of Medtronic has been the market leader in insulin pumps for many years and has a majority share of the conventional insulin pump market in the United States and Europe. Other significant suppliers in the United States are Animas Corporation, a division of Johnson & Johnson, and Roche Insulin Delivery Systems Inc., or Roche, which also holds a significant market share in Europe. Although significantly smaller in size, Insulet Corporation, or Insulet, is increasingly becoming a major participant in the medical device industry.

Many of these and other competitors have, among others:

•	significant brand name recognition;

•	established relationships with healthcare professionals, customers and third-party payors;

•	established distribution networks and channel penetration;

•	additional product lines and the ability to offer rebates or bundle products to offer higher discounts or other incentives to gain a competitive advantage; and/or

•	greater financial and human resources for product development, sales and marketing, customer support and intellectual property litigation.

Our ability to compete effectively in our market depends upon our ability to distinguish our company and our products from our competitors and their products based on various factors, including, among others:

•	product performance;

•	product pricing;

•	brand name recognition;

•	compliance with supply obligations and customer support;

•	customer retention rates;

•	intellectual property protection;

•	the success and timing of new product development and introductions; and

•	the development of successful distribution channels.

In addition, because most of our competitors have significantly greater product development resources than us, they or other well-capitalized companies may at any time develop additional products for the treatment of diabetes which could render our products obsolete or substantially reduce our revenues. For example, market participants are working to develop additional cost-effective insulin delivery methods, such as an insulin spray, which Generex Biotechnology Corp. has already launched in India, and an inhaled insulin product, which MannKind Corporation has developed. Although we believe that these products are less effective in treating diabetes and do not compete directly with insulin pump therapy, their successful launch could adversely affect the demand for our products and, consequently, our business, financial condition and results of operations.

With respect to diabetes treatment options, we also compete with multiple daily injection therapy, or MDI therapy, which utilizes substantially less expensive delivery methods than insulin therapy supported by our insulin pumps, such as insulin pen injectors and insulin syringe and needle sets. More recently, MDI therapy has been made more effective by the introduction of long-acting insulin analogs by both Sanofi-Aventis and Novo Nordisk A/S, and further improvements in the effectiveness of MDI therapy may result in fewer diabetes patients converting from MDI therapy to insulin pump therapy than we expect. In that case, sales of our products may be negatively affected and we may face pricing pressure to remain competitive with MDI therapy, either of which could adversely affect our business, financial condition and results of operations.

If we are unable to establish adequate sales, marketing and distribution channels with third parties, our business, financial condition and results of operations could be harmed.

We currently do not intend to establish a direct sales force to market and sell our products. Therefore, we must enter into arrangements with third parties to conduct sales and marketing activities on our behalf. Such arrangements usually result in lower profit margins for us compared to marketing and selling our products directly. We have recently entered into several agreements with distributors in Europe, China and Mexico to distribute our products and are dependent on their efforts for the successful distribution of our Adi insulin pump and LightyDD infusion sets in their respective markets. Although most of our agreements provide for exclusivity, we cannot be certain that our future agreements will be exclusive in nature. In that case, our future distributors will be able to market and sell competing products, which may harm our sales and revenues. In addition, our distributor in the Netherlands and Belgium has not agreed to distribute our products on an exclusive basis in these markets and may distribute the products of our competitors. We can provide no assurance that our current or future distributors will be successful or effective in selling and marketing our products. If we fail to create effective marketing and distribution channels, our ability to generate revenue and achieve our anticipated growth could be adversely affected. Furthermore, if these distributors experience financial or other difficulties, sales of our products could be reduced, and our business, financial condition and results of operations could be harmed.

We are dependent upon third-party suppliers, which makes us vulnerable to supply problems and price fluctuations.

We rely on a number of third-party suppliers to manufacture the components of our Adi insulin pump and LightyDD infusion sets and expect to continue to rely on such suppliers to manufacture components for our Nilipatch insulin patch pump when we begin its commercialization. Although none of our third-party suppliers is a sole-source supplier, we currently do not have a second-source supplier for any of our components. We also do not have supply agreements with our third-party suppliers and we generally make our purchases on a purchase order basis. Our third-party suppliers may encounter problems during manufacturing due to a variety of reasons, including, among others, failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunctions and environmental factors, any of which could delay or impede their ability to meet our demand for components. Our reliance on third-party suppliers also subjects us to additional risks that could harm our business, including, among others:

•	we may not be able to obtain an adequate supply of our components in a timely manner or on commercially reasonable terms;

•	since we are not a major customer of many of our third-party suppliers, these suppliers may prioritize other customers’ needs over ours;

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our third-party suppliers, especially new suppliers, may make manufacturing errors that may not be detected by our quality assurance testing, which could negatively affect the efficacy or safety of our products or cause shipment delays due to such errors; and

•	our suppliers may encounter financial or other hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements.

In the future, we may approach alternative third-party suppliers to manufacture our components. However, we can provide no assurance that a new third-party supplier will be able to manufacture exactly the same component to our custom specifications, which may require us to redesign a product and potentially re-submit an application for clearance to the FDA and other applicable regulatory authorities. Any interruption or delay in obtaining components from our third-party suppliers, or our inability to obtain products from alternate suppliers at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competing products, which, in turn, could harm our business, financial condition and results of operations.

In addition, after we establish the manufacturing procedures for each of our products, we may also enter into contract manufacturing arrangements with third parties to manufacture and assemble complete products. In that case, we will maintain only limited in-house manufacturing capabilities with respect to such products and our contract manufacturing arrangements may subject us to risks similar to those described above for our third-party suppliers.

We have limited manufacturing capabilities and, if we are unable to scale our manufacturing operations to meet anticipated market demand, our growth could be limited and our business, financial condition and results of operations could be harmed.

We currently have limited resources, facilities and experience in commercially manufacturing sufficient quantities of our products to meet the demand we expect from our expanded commercialization efforts. We expect to face certain technical challenges as we increase manufacturing capacity, including, among others, equipment design and automation, material procurement, lower than expected yields and increased scrap costs, as well as challenges related to maintaining quality control and assurance standards. Furthermore, we may encounter similar or unforeseen challenges initiating and later expanding production of our new products, such as our Nilipatch insulin patch pump. Although we recently entered into a letter of intent with UPG (Suzhou) EPZ Co. Ltd., or UPG, pursuant to which we agreed to negotiate a definitive manufacturing and supply agreement by mid-September of 2010 with UPG for the design for manufacturing and manufacturing of the disposable parts of our Adi durable insulin pump, our LightyDD infusion sets and our Nilipatch insulin patch pump. However, if we are unable to negotiate a definitive agreement prior to such time, we believe that either party will be able to terminate the letter of intent upon reasonable prior notice to the other party. If we are unable to scale our manufacturing capabilities to meet market demand, our growth could be limited and our business, financial condition and results of operations could be harmed.

Insulin pumps are complex medical devices that require intensive training and care; any misuse of our insulin pumps could damage our reputation, subject us to product liability claims and otherwise harm our business, financial condition and results of operation.

Insulin pumps are complex medical devices that require training and care. Although our distributors are required to ensure that our products are only prescribed for diabetes patients who have been identified as capable of properly handling such devices and only after successfully completing comprehensive user training by a competent tutor, the potential for misuse of our products still exists due to their complexity. Such misuse could result in adverse medical events for patients which could damage our reputation, subject us to costly product liability litigation and otherwise harm our business, financial condition and results of operations.

Insulin pumps are automated machines susceptible to malfunction, which may result in severe adverse medical events. If manufacturers of insulin pumps are not able to reduce the occurrence of malfunctions, or if insulin pumps are perceived to be riskier than other insulin delivery devices, the market for insulin pumps may suffer and our business, financial condition and results of operations could be harmed.

Insulin pumps are automated machines susceptible to malfunction. The U.S. Food and Drug Administration, or the FDA, has recently reported that there is an increasing trend in software and hardware malfunctions in insulin pumps from several manufacturers. Since insulin pumps are used by diabetes patients who require daily intake of insulin in order to control their blood glucose levels, malfunctions in the operation of insulin pumps could result in improper blood glucose levels and lead to severe adverse medical events and even death. The FDA has examined nearly 17,000 reports of health and other problems related to insulin pumps from 2006 through 2009. Although the reports do not prove a device caused a particular problem, such reports could result in a perception among diabetes patients that insulin pumps are riskier than other insulin delivery devices. In addition, the FDA has indicated that these reports signal a need for additional investigation and additional data and information from insulin pump manufacturers when filing adverse event reports about potential insulin pump problems. In order to obtain additional data, the FDA could impose additional requirements or require additional testing of insulin pumps prior to approving or clearing the devices for use or for ensuring their continuing commercial availability. If manufacturers of insulin pumps are not able to reduce the occurrence of malfunctions or if insulin pumps are perceived to be riskier than other insulin delivery devices, the market for insulin pumps may suffer and our business, financial condition and results of operations could be harmed.

Our clinical experience to date may not have revealed certain potential long-term complications from our products, which could subject us to product liability claims if our products malfunction in the future.

Our clinical trials have been limited to relatively few patients over a relatively short period of time. For example, the durability of our Adi insulin pump, which includes technology that is new and sophisticated and is expected to operate properly over a period of four years, has not been tested over an actual period of four years but rather by an accelerated lab study. In addition, we have a limited history of the use of our products and our customer base is not wide. Therefore, we have a limited ability to discover in advance problems and/or inefficiencies concerning our products and we cannot assure you that their long-term use would not result in unanticipated complications. Furthermore, the interim results from our current pre-clinical studies and clinical trials may not be indicative of the clinical results obtained when we examine the patients at later dates. If unanticipated long-term side-effects result from the use of our products, or if our products do not function as expected over time, we could be subject to liability claims and our products would not be widely adopted.

Our products under development may not achieve market acceptance, which could adversely affect our opportunities for growth.

We consider our Nilipatch insulin patch pump to be an evolution of our Adi insulin pump and currently plan to base our U.S. market penetration and our next-generation insulin pumps on this device. If our Nilipatch insulin patch pump does not achieve market acceptance in the United States and elsewhere, our growth and ability to generate significant revenues could be limited. Our Nilipatch insulin patch pump may not achieve market acceptance for a number of reasons, including, among others:

•	market acceptance of a new product may be slow;

•	healthcare professionals and patients may prefer existing or other new products;

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technological innovations in diabetes monitoring, treatment and prevention could limit the advantages presented by our Nilipatch insulin patch pump and/or could change the market for diabetes treatment such that the demand for insulin pump therapy is reduced;

•	adverse medical events for patients using our products, whether actually resulting from the use of our products or not, could limit demand for our Nilipatch insulin patch pump;

•	changes in regulatory policies toward insulin patch pumps could limit our ability to market our Nilipatch insulin patch pump in certain markets;

•	third party claims of intellectual property infringement could require us to change our products or could otherwise adversely affect our ability to successfully penetrate the market; and

•	budget constraints of diabetes patients and the availability of reimbursement or insurance coverage from third-party payors could limit demand for insulin pump therapy.

In addition, we are continuing our research and development efforts for a continuous glucose monitoring system and a device that includes an insulin pump and continuous glucose monitoring system on one patch. If we are unable to complete the development of these devices, obtain required approvals or clearances and/or successfully commercialize them, our anticipated growth and development could be hindered. The successful development of these products subjects us to a number of challenges, including, among others:

•	technological challenges related to the development of a continuous glucose monitoring system, which we may not be able to overcome;

•

receipt of FDA and other international regulatory approval, clearance or registration for a continuous glucose monitoring system as a replacement to finger stick measurement, which, to our knowledge, has not been granted in any jurisdiction to date;

•	patients may not recognize the benefits of continuous glucose monitoring and may be unwilling to change their current treatment regimens;

•	the invasive nature of a continuous glucose monitoring system compared to self-monitored glucose testing devices, including single-point finger stick devices;

•	costs of disposables required for continuous glucose monitoring compared to daily finger stick measurement, which could prove significant if reimbursement by third-party payors is not available;

•	technological challenges related to hosting both the insulin pump and the continuous glucose monitoring system within the same minimized device, which we may not be able to overcome;

•	receipt of FDA and other international regulatory approval, clearance or registration for our combined device or for all of our combined device’s specifications;

•	the need to continually improve and upgrade a first-generation device and our ability to compile long-term clinical data; or

•	continued development of, or our ability to gain access to, the algorithms on which the development of a continuous glucose monitoring depends.

Substantially all of our operations are currently conducted at a single location near Haifa, Israel and any disruption at our facility could harm our business, financial condition and results of operations.

Substantially all of our operations are conducted at a single location near Haifa, Israel. We take precautions to safeguard our facility, including obtaining insurance coverage and implementing health and safety protocols and off-site storage of computer data. However, a natural or other disaster, such as a fire or flood or an armed conflict involving Israel, could damage or destroy our facility and our manufacturing equipment or inventory, cause substantial delays in our operations and otherwise cause us to incur additional unanticipated expenses. In addition, the insurance we maintain against fires, floods and other natural disasters may not be adequate to cover our losses in any particular case. Furthermore, we may not be reimbursed for losses resulting from armed conflicts or terrorist attacks in Israel. With or without insurance, damage to our facility, our other property or to any of our suppliers, whether located in Israel or elsewhere, due to fire, a natural disaster or casualty event or an armed conflict, could materially adversely affect our business, financial condition and results of operations. See also “Risks Related to Our Operations in Israel—Conditions in Israel could harm our business, financial condition and results of operations.”

We intend to engage a third party service provider to develop and later manage our information technology platform, which would allow healthcare professionals and patients to download and manage the data logs from our insulin pumps. If the development of this information technology platform is not successful or completed in a timely manner, or if we do not manage the personal and health information we compile in accordance with government regulations, market acceptance of our products could be limited and we may be subject to regulatory sanctions.

We intend to engage a third party service provider to develop and later manage the information technology platform for our insulin pumps, which would allow healthcare professionals and patients to download and manage the data logs from our insulin pumps. This information technology platform is preferred by physicians who need to review, monitor and adjust the diabetes treatment of their patients based on the performance of their respective insulin pumps. An information technology platform helps physicians and patients review, analyze, and evaluate historical blood glucose test results, insulin dosages, and carbohydrate intake data. Recording and analyzing this information over time can enable an effective diabetes management program and improve a patient’s glucose control, and is therefore viewed as an important feature of an insulin pump. To our knowledge, most of our competitors’ products already offer this functionality. We cannot currently estimate when we will be able to engage a third party service provider to develop an information technology platform for our insulin pumps or when we will be able to offer it to physicians and patients using our products. If the development of our information technology platform is not successful or completed in a timely manner, market acceptance of our insulin pumps may be limited due to the importance of this feature.

After the third-party service provider has completed the development of our information technology platform, we expect that it will also manage the platform’s operation and continue to upgrade its performance. This information technology platform is expected to hold personal and health information of a patient. The confidentiality of such information is generally protected by government regulations, which prescribe civil and criminal liabilities if violated. If our information technology platform does not properly protect patient information, demand for our products could be harmed and we may be subject to civil and criminal sanctions, which could materially adversely affect our business, financial condition and results of operations. See also “Risks Related to Our Industry Regulation and Pricing—If we are found to have violated laws protecting the confidentiality of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and damage our reputation or otherwise materially adversely affect our business, financial condition and results of operations.”

We intend to sell our products worldwide and, if we are unable to manage our international operations, our business, financial condition and results of operations could be harmed.

Our headquarters and all of operations and employees are located in Israel but we intend to market our products globally. Accordingly, we are subject to risks associated with global operations and our international sales and operations will require significant management attention and financial resources. In addition, our international sales and operations will subject us to risks inherent in international business activities, many of which are beyond our control and include, among others:

•	foreign certification, registration and other regulatory requirements;

•	customs clearance and shipping delays;

•	import and export controls;

•	trade restrictions (mostly in Arab countries);

•	multiple and possibly overlapping tax structures;

•	difficulty forecasting the results of our international operations and managing our inventory due to our reliance on third-party distributors;

•	differing laws and regulations, business and clinical practices, third-party payor reimbursement policies and patient preferences;

•	differing intellectual property protection among countries;

•	difficulties staffing and managing our international operations;

•	difficulties in penetrating markets in which our competitors’ products are more established;

•	currency exchange rate fluctuations; and

•	political and economic instability, war or acts of terrorism.

If we are unable to manage our international operations effectively, our business, financial condition and results of operations could be harmed.

Technological breakthroughs in diabetes monitoring, treatment or prevention could reduce the demand for our insulin pumps; if we are unable to successfully complete the development and commercialization of our combined continuous glucose monitoring and insulin pump device, we could be at a competitive disadvantage.

Diabetes treatment is subject to rapid technological change and product innovation. Our ability to become and remain competitive depends in large part upon our ability to develop and market cost-effective new products and technologies that meet diabetes patients’ needs in a timely manner. A number of companies, including existing pharmaceutical companies and medical researchers, are pursuing new insulin delivery devices, delivery technologies, sensing technologies, procedures, drugs and other therapies for monitoring, treating and/or preventing insulin-dependent diabetes. Successful developments by our competitors or others could reduce the demand for our insulin pumps. Furthermore, if we are unable to successfully complete the development of our continuous glucose monitoring system and a device that will host both our insulin pump and continuous glucose monitoring system on one patch, we may be at a competitive disadvantage and our business, financial condition and results of operations could be harmed.

Consolidation in the healthcare industry could materially adversely affect our future revenues and operating income.

The medical device industry has experienced a significant amount of consolidation resulting in increased competition and pricing pressures. In addition, group purchasing organizations and integrated health delivery networks have served to concentrate purchasing decisions for some customers, which has placed additional pricing pressure on medical device manufacturers and suppliers. Further consolidation in the industry and concentrated purchasing decisions could exert additional pressure on the prices of our products and could harm our future revenues and operating income.

We may be subject to product liability lawsuits, which could result in expensive and time-consuming litigation, payment of substantial damages, and an increase in our insurance rates.

If our current or future products are found to be defectively designed, manufactured or labeled, or contain defective components or are misused, or if someone claims any of the foregoing, whether or not meritorious, we may become subject to substantial and costly litigation. Any misuse of our devices or failure to adhere to the operating guidelines of our insulin pumps and our insulin infusion sets could cause significant harm to patients, including death. In addition, if our operating guidelines are found to be inadequate, we may be subject to liability claims. Such claims could divert management’s attention from day-to-day responsibilities, be expensive to defend and result in sizable damage awards against us. We maintain product liability insurance to protect against these risks, but we may not have sufficient insurance coverage for all future product liability claims. Any such claims brought against us, whether or not meritorious, could increase our product liability insurance rates or prevent us from securing continuing coverage at reasonable rates, or at all, could damage our reputation in the industry and could reduce our revenues. Product liability claims in excess of our insurance coverage would be paid out of cash reserves, which could harm our business, financial condition and results of operations.

We may require additional funding in order to complete the commercialization of our Adi insulin pump and LightyDD infusion sets and the development and commercialization of our other products under development.

Our current operations have consumed substantial amounts of cash. We expect that we will need to continue to spend substantial amounts in order to complete the commercialization of our Adi insulin pump and LightyDD infusion sets and the development of our Nilipatch insulin patch pump and combined continuous glucose monitoring and insulin pump device. Although we intend to use a portion of the net proceeds of this offering to finance some of these operations, we currently expect that we may need to raise additional funds in the future. Additional financing may not be available to us on a timely basis on terms acceptable to us, or at all. In addition, any additional financing may be dilutive to our shareholders or may require us to grant a lender a security interest in our assets.

Furthermore, if adequate additional financing on acceptable terms is not available, we may not be able to commercialize our Adi insulin pump and LightyDD infusion sets at the rate we desire and we may have to delay development or commercialization of our other products. Alternatively, we may be required to license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize on our own. We also may have to reduce marketing, customer support or other resources devoted to our products. Any of these factors could harm our business, financial condition and results of operations.

We depend on third parties to manage our pre-clinical and clinical studies and trials and to perform related data collection and analysis and, as a result, we may face costs and delays that are outside of our control.

Development of medical devices includes pre-clinical studies and, to the extent required by regulatory authorities, clinical trials. We rely on third parties, including clinical investigators and clinical sites, to manage our pre-clinical studies and clinical trials and to perform related data collection and analysis. Although we have contractual arrangements with these third parties, we may not be able to control the amount and timing of resources that these parties devote to our studies and trials. If these third parties fail to properly manage our studies and trials, we will be unable to complete them, which could prevent us from obtaining regulatory approvals for our products or achieving market acceptance of our products.

Our business is subject to complex environmental legislation that may increase our costs and our risk of noncompliance.

Our research and development and manufacturing processes involve the handling of potentially harmful biological and other hazardous materials. We are subject to local laws and regulations governing the use, handling, storage and disposal of these materials, and we incur expenses related to compliance with these laws and regulations. If we are found to have violated environmental, health and safety laws, whether as a result of human error, equipment failure or other causes, we could be held liable for damages, penalties and costs of remedial actions which could materially adversely affect our business, financial condition and results of operations. In the future, we could be subject to additional environmental requirements or existing environmental laws could become more stringent, which may impose greater compliance costs and increasing risks and penalties associated with violations. For example, changes to, or restrictions on, permitting requirements or processes, hazardous or biological material storage or handling might require an unplanned capital investment or relocation. If we fail to comply with existing or new environmental laws or regulations, our business, financial condition and results of operations could be harmed.

We may engage in future acquisitions that could disrupt our business, divert management attention, increase our expenses or otherwise harm our business, financial condition and results of operations.

In the future, we may acquire complementary businesses, products, technologies or other assets. If we engage in future acquisitions, we may not strengthen our competitive position or achieve any of our intended goals or synergies with respect to any such acquisition. In addition, any such acquisition may be viewed negatively by our customers, financial markets or investors. Furthermore, any such acquisition could pose challenges with respect to the integration of personnel, technologies and operations from the acquired businesses and in the retention and motivation of key personnel from such businesses. Acquisitions may also disrupt our ongoing operations, divert management’s attention from day-to-day responsibilities, increase our expenses and otherwise harm our business, financial condition and results of operations.

As a foreign private issuer under the U.S. securities laws with shares to be listed on The NASDAQ Capital Market, or NASDAQ, we will be permitted to follow our home country corporate governance practices instead of certain NASDAQ Marketplace Rules.

As a foreign private issuer under the U.S. securities laws with shares to be listed on NASDAQ, we will be permitted to comply with our home country corporate governance practices instead of certain NASDAQ Marketplace Rules. We intend to follow Israeli law and practice instead of the applicable NASDAQ Marketplace Rules regarding the number of independent directors on our board of directors, the composition of our compensation committee, the director nominations process and the requirements relating to quorum and timing of our annual meetings, proxy solicitations, review of related-party transactions and shareholder approval for certain dilutive events. Accordingly, our shareholders may not enjoy the same protection intended to be afforded by the NASDAQ Marketplace Rules.

Instead, we intend to rely on the exemptions from the NASDAQ Marketplace Rules requiring that the majority of our board of directors be independent, that the compensation of executive officers be determined or recommended to the board by a committee comprised solely of independent directors, and that director nominees be selected, or recommended for the board of directors’ selection, either by a majority of the independent directors or a committee comprised solely of independent directors. Instead, we will follow Israeli law that requires two of our directors to be external directors (who will also be “independent” as defined by the NASDAQ Marketplace Rules), our compensation committee to be comprised solely of directors, including at least one external director, and our directors will be recommended by our board of directors for election by our shareholders.

We also intend to comply with Israeli law and practice with respect to the following shareholders’ meeting matters:

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our quorum for shareholders’ meetings is set at 25% of the voting power of our ordinary shares, compared to 33 1/3% of the outstanding shares of a company’s common stock under the NASDAQ Marketplace Rules;

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we are required to solicit proxies only with respect to certain matters brought before a shareholders’ meeting, such as the election or dismissal of directors and the approval of related-party transactions and mergers, compared to the solicitation of proxies for all matters brought before a shareholders’ meeting under the NASDAQ Marketplace Rules; and

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our annual shareholders’ meeting must be convened not later than 15 months after the previous annual meeting, compared to not later than one year after the end of a company’s fiscal year-end under the NASDAQ Marketplace Rules.

In addition, the NASDAQ Marketplace Rules require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans and arrangements, an issuance that will result in a change of control of a company, certain transactions other than a public offering involving issuances of a 20% or more interest in a company and certain acquisitions of the stock or assets of another company. Under Israeli law and practice, in general, the approval of the board of directors is required for the establishment or amendment of equity-based compensation plans and arrangements, unless the arrangement is for the benefit of a director, or a controlling shareholder, in which case audit committee and shareholder approvals are also required. Similarly, the approval of the board of directors is generally sufficient for a private placement unless the private placement involves a director, a controlling shareholder or is deemed a “significant private placement” (as defined in “Management—NASDAQ Marketplace Rules and Home Country Practices”), in which case shareholder approval, and, in some cases, audit committee approval, would also be required.

A foreign private issuer that elects to follow a home country practice instead of the applicable NASDAQ Marketplace Rules must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. For further information, see “Management—NASDAQ Marketplace Rules and Home Country Practices.”

We are subject to the requirements of Israeli law relating to internal controls and procedures and will be subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We can provide no assurance that we will be able to comply with these requirements in a timely manner or that we will not discover a material weakness with respect to our internal control over financial reporting under Israeli and U.S. laws.

Pursuant to Section 404 of the Sarbanes-Oxley Act, following our initial public offering and beginning with our annual report for the year ending December 31, 2011, our management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting, and our auditors will be required to deliver an attestation report on management’s assessment of, and the operating effectiveness of, our internal control over financial reporting. In addition, we are already subject to the Israeli requirements relating to internal controls and procedures and have commenced documenting our material procedures in compliance with these requirements. We believe that we still have a substantial effort ahead of us to implement appropriate processes, document the system of internal control over key processes, assess their design, remediate any deficiencies identified and test their operation pursuant to both Israeli and U.S. requirements. Furthermore, in order to comply with U.S. requirements, we will have to expand the scope of the internal control assessment performed under Israeli requirements, since U.S. requirements require an issuer to assess all business processes which relate to material accounts. However, under Israeli law the threshold for determining which process to assess is much higher and, therefore, many business processes that are required to be assessed under U.S. law are not required to be assessed under Israeli law.

We can provide no assurance that we will be able to timely and successfully complete the procedures, certification and attestation requirements of the applicable Israeli and U.S. laws in connection with internal control over financial reporting. In addition, we cannot be certain that all material weaknesses will be revealed and corrected or that additional material weaknesses will not be identified in the future in connection with our compliance with these requirements. The existence of one or more material weaknesses would preclude a conclusion by our management that we maintain effective internal control over financial reporting. If we fail to comply with the requirements of Israeli law and Section 404 of the Sarbanes-Oxley Act, or if we or our independent registered public accounting firm identify and report a material weakness, it may affect the reliability of our internal control over financial reporting.

As a foreign private issuer, we are permitted to file less information with the SEC than a company incorporated in the United States. Accordingly, there may be less publicly available information concerning us than there is for companies incorporated in the United States.

As a foreign private issuer, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and ‘‘short-swing’’ profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information. Accordingly, there may be less information publicly available concerning us than there is for U.S. public companies.

Adverse changes in general economic conditions in all major markets could harm us.

We are subject to the risks arising from adverse changes in general economic market conditions. The world economy remains extremely sluggish as it seeks to recover from a severe recession and unprecedented economic turmoil in recent years. This turmoil and the uncertainty about future economic conditions could materially adversely affect our current and prospective customers, the financial ability of health insurers to pay claims and our ability to finance our operations. This turmoil and the uncertainty about future economic conditions could also cause delays or other problems with key suppliers and increase the risk of counterparty failures. We cannot predict the timing, strength or duration of this severe global economic downturn or of any subsequent recovery.

Healthcare spending in the United States and elsewhere has been, and is expected to continue to be, negatively affected by these recessionary trends. Since the sale of our products is generally dependent on the availability of third-party reimbursement and normally requires the patient to make a significant co-payment, the impact of the recession on our potential customers may reduce the desirability of our products.

In addition, the severe recession has impacted the financial stability of many private health insurers. As a result, it has been reported that some insurers are scrutinizing claims more rigorously and delaying or denying reimbursement for new products. Since we hope to obtain third-party reimbursement for our products, we may be harmed by these changes.

For other factors that could adversely affect healthcare spending and the medical device industry, see “Risks Related to Our Industry Regulation and Pricing – Healthcare reform legislation in the United States and elsewhere could adversely affect our revenue and financial condition.”

The failure to attract and retain qualified personnel could harm our business, financial condition and results of operations.

Our success depends in large part on our ability to continue to attract, retain and motivate qualified engineers and other highly skilled technical personnel. We may be unable to continue to attract and retain sufficient numbers of highly skilled employees, including for our key managerial positions, which could harm our business, financial condition and results of operations.

Risks Related to Our Industry Regulation and Pricing

We conduct business in a heavily regulated industry and if we fail to comply with applicable laws and government regulations, we could suffer penalties or be required to make significant changes to our operations.

The healthcare industry is subject to extensive laws and regulations relating to:

•	quality and safety of medical equipment and services;

•	billing for services;

•	financial relationships with physicians and other referral sources, such as diabetes educators;

•	inducements and courtesies being given to patients;

•	confidentiality, maintenance and security issues associated with medical records and individually identifiable health information;

•	false claims;

•	professional licensing; and

•	labeling and packaging of products and language and content of instructions for use.

These laws and regulations are extremely complex, can vary by country, and, in some cases, are still evolving. In many countries, the healthcare industry does not have the benefit of significant regulatory or judicial interpretation of these laws and regulations.

We believe that we currently are in compliance with all applicable healthcare industry regulations and laws of the countries in which we operate, but regulatory authorities that enforce the various statutes may determine that we are currently, or in the future may be, violating these laws and we may need to restructure some of our operations.

In the European Economic Association, or the EEA, the advertising and promotion of our products is subject to EEA Member States laws implementing the Directive 93/42/EEC concerning Medical Devices, or the Medical Devices Directive, the Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other EEA Member State legislation governing the advertising and promotion of medical devices. These laws may restrict the advertising and promotion of our products to the general public and may also impose limitations on our promotional activities with healthcare professionals.

We intend to eventually commence commercial operations in the United States and will then be subject to, among others, the federal anti-kickback law and similar state laws, which prohibit payments that are intended to induce physicians or other healthcare professionals either to refer patients or to acquire or arrange for or recommend the acquisition of healthcare products or services. These laws could constrain our sales, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with hospitals, physicians or other potential purchasers of medical devices. Other federal and state laws generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent, or for items or services that were not provided as claimed. Because we may provide some coding and billing information to purchasers of our products, and because we cannot be certain that the U.S. government will regard any billing errors that may be made as inadvertent, these laws are potentially applicable to us. In addition, these laws may apply to us because we intend to provide reimbursement to healthcare professionals for training patients on the use of our products. Anti-kickback and false claims laws prescribe civil and criminal penalties for noncompliance, which can be substantial. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity and/or be costly to respond to, either of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, healthcare laws and regulations may change significantly in the future. We try to monitor these developments through our distributors, who are contractually obligated to inform us of all relevant developments. Any new healthcare laws or regulations could restrict our operations or otherwise harm our business, financial condition and results of operations.

If we are found to have violated laws protecting the confidentiality of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and damage our reputation or otherwise materially adversely affect our business, financial condition and results of operations.

Our insulin pumps accumulate data regarding the patient’s use of the pump. We intend to develop an information technology platform that will allow a patient and his or her physician to download and manage the patient’s information, including health information and personally identifiable information. Countries in which we currently operate or intend to operate in the near future prescribe a number of laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In the EEA, the use, handling, disclosure and processing of patient health-related personal data is strictly regulated by EEA Member State laws implementing Directive 95/46/EC on the protection of individuals with regard to the processing of personal data and on the free movement of such data, or the EU Data Protection Directive. In the United States, the U.S. Department of Health and Human

Services promulgated patient privacy rules under the Health Insurance Portability and Accountability Act of 1996, or HIPAA. These privacy rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting most uses and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. Moreover, we may be subject to similar privacy protection laws and regulations in the other countries in which we intend to operate in the near future. Some of these countries have broad patient privacy protections, while others may regulate the protection of medical information more narrowly or may not have specific laws and regulations addressing patient privacy protections at all. For example, in the Russian Federation, the Law on Fundamentals of the Civic Health Protection, or the Civic Health Law, provides for the special medical secrecy regime. Under this regime, medical records, diagnoses and other personal information obtained in connection with patient examination or treatment, including the mere fact of a patient seeking medical attention, may not be generally disclosed. In addition, personal information is subject to general safe-keeping rules prescribed by the Federal Law on Personal Data. In Brazil, Resolution 196/1996 of the Brazilian Council of Health governs patient privacy protections in clinical research, including the confidentiality of patients’ identity, image, privacy and personal information. In India, the right to privacy is recognized by the Indian Constitution, and the specific right to medical privacy is governed by the Indian Medical Council and similar laws that require the confidentiality of patient information and prohibit disclosure except in certain enumerated circumstances. In Mexico, patient identity and health information is protected under the Clinical Records Official Regulation and the Federal Law for the Protection of Personal Data in Possession of the Private Sector, which prohibit the disclosure of patient health information to third parties only in very limited circumstances and protect the confidentiality of personal data, including health information. Although China does not have an established body of laws that systematically protects the confidentiality of patient health information, a new law on the Liability for Infringement of Rights was enacted for implementation on July 1, 2010. The law recognizes, for the first time, the right to privacy, although the scope of such right has yet to be defined. Specifically, the law requires medical institutions and staff to maintain the privacy of their patients’ medical information.

If we are found to be in violation of the privacy rules under the laws of any of these jurisdictions, we or our employees could be subject to civil or criminal penalties, which would increase our liabilities and damage our reputation or otherwise harm our business, financial condition and results of operations.

If we fail to obtain and maintain necessary regulatory clearances for our products and indications in our target markets, if clearances for future products and indications are delayed or not issued, or if there are regulatory changes in our existing or future target markets, our commercial operations could be harmed.

Our products are medical devices subject to extensive regulations which are meant to assure their safety, effectiveness and compliance with applicable consumer laws. If we fail to obtain and maintain these regulatory approvals or clearances, our ability to sell our products and generate revenues will be materially harmed.

These laws and regulations relate to the design, development, testing, manufacturing, storage, labeling, packaging, content and language of the instructions for use of the device, sale, promotion, distribution, importing and exporting, shipping, post-sale surveillance and recall from our products’ markets, and all countries in which we intend to sell our products apply some form of regulations of this kind. Most notably, we must comply with the Medical Devices Directive and are subject to extensive regulation in the United States by the FDA and other federal, state and local authorities. Devices that comply with the requirements of the Medical Devices Directive are entitled to bear the CE conformity mark, indicating that the device meets minimum standards of performance, safety and quality (i.e., the essential requirements) and, accordingly, can be commercially distributed throughout the EEA and Turkey and other countries outside Europe that have accepted the CE marking as a certification of efficiency and safety of medical devices. To obtain a CE mark for the types of medical devices that we manufacture we must implement a quality management system, or QMS, and create a Technical File demonstrating compliance with the requirements of the Medical Devices Directive. The QMS and Technical File must be audited by a third-party assessing body, or a notified body, who, if the audit is successful, will issue an

EC Certificate. We must then draw up a Declaration of Conformity stating that our products conform to the type described in the EC Certificate and with the provisions of the Medical Devices Directive, and must affix the CE marking to all of our products marketed in the EEA.

The Medical Devices Directive has been recently amended by Directive 2007/47/EC whose provisions had to be adopted by the EU Member States by March 21, 2010. Directive 2007/47/EC has strengthened the EEA’s conformity assessment and post-marketing surveillance procedures. The European Commission is also currently reviewing the medical devices legislative framework with the aim of simplifying it and ensuring a more uniform application of the provisions contained in the Directives across the EEA. These adopted or expected regulatory changes may adversely affect our business, financial condition and results of operations or restrict our operations.

Furthermore, since we intend to distribute our products in the BRIC countries and Mexico, we will also have to obtain the necessary regulatory approvals, registrations or certifications for marketing and distribution in these countries. Moreover, in some countries, including Brazil, Russia, and China, approvals, registrations or certifications are only valid for a limited period of time after which we must file re-registrations or seek renewal. The regulatory frameworks for marketing and distributing medical devices in these jurisdictions are complex, and we cannot assure you that we will ultimately be granted or able to maintain the necessary approvals, registrations or certifications to market and distribute our products there. Furthermore, the laws in a number of the BRIC countries may change significantly in the future. We are aware of proposed legislation in several of these countries which, if enacted, could affect the regulation of our products in those countries. For example, in 2006, the Indian government proposed a bill known as the Medical Devices Regulation Bill which would consolidate the laws related to medical devices and establish the Medical Device Regulatory Authority of India. If the Medical Devices Regulation Bill becomes law, it may have a significant impact on the procedure to market our medical devices in India. Specifically, if passed, the Medical Devices Regulation Bill will require that any medical device imported into India satisfies prescribed requirements of essential principles of safety and performance. A device manufacturer will be required to ensure that the medical device imported into India satisfies the requirements of the Act, rules and regulations made thereunder, at all stages of production, processing, import, distribution and sale. Similarly, in China, there are a number of proposed administrative regulations and departmental rules which, if adopted in their current forms, would include the creation of new procedures for manufacturing processes, would require that foreign devices receive requisite marketing approvals in the exporting country prior to registering the device in China, and would require additional support documentation for marketing approval requests. We are also aware that draft legislation in Russia entitled the Technical Rules for Medical Purpose Devices and Supplies Safety, or the Russian Safety Law, has been introduced to the Russian Parliament. We believe that the Russian Safety Law is in an early stage of development and it is unclear if or when it would be adopted or whether the proposed legislation will be significantly revised. If enacted in its current form, the Russian Safety Law is aimed at setting unified rules for safety and state control of medical purpose wares, including medical devices, as well as at harmonizing Russian regulation with similar rules of the World Trade Organization and takes the Global Harmonization Task Force recommendations into account. While we try to monitor changes and developments, any new healthcare laws or regulations could materially adversely affect our business, financial condition and results of operations or restrict our operations.

Our first generation Adi insulin pump received FDA 510(k) clearance on June 8, 2008, CE mark certification on November 21, 2007 and an Amar approval, the required regulatory approval in Israel, on November 11, 2008, while our LightyDD infusion sets and Nilipatch insulin patch pump received CE mark certification on March 20, 2009 and September 1, 2009, respectively. On January 14, 2010, we filed a 510(k) premarket notification for our LightyDD infusion sets, which is currently pending with the FDA. We also received Amar approval in Israel for the LightyDD infusion sets on November 4, 2009. We cannot guarantee when or if we will receive clearance of this 510(k) notification from the FDA. In addition, we are currently in the process of applying for regulatory approvals in Mexico and China with respect to our Adi insulin pump and LightyDD infusion sets, and we are in the process of applying for regulatory approval in Mexico for our Nilipatch insulin pump. Compliance with the requirements of the European Union or approval or clearance by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. If we fail to obtain the necessary regulatory approvals or clearances in countries where we intend to distribute our products, our commercial operations could be harmed. For additional information regarding the regulatory requirements applicable to us, see “Health, Regulatory, Environment and Pricing.”

We expect to eventually generate a portion of our revenues from sales of our products in the United States. Before a new medical device, or a new use of, or claim for, an existing product can be marketed in the United States, it must first receive either 510(k) clearance or premarket approval, or PMA, from the FDA, unless an exemption applies. In the 510(k) clearance process, the FDA must only determine that the proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, with respect to intended use, technology and safety and effectiveness in order to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence. The PMA pathway requires an applicant to demonstrate the safety and effectiveness of the device based, in part, on the data obtained in clinical trials. Both of these processes can be expensive and lengthy. The FDA’s 510(k) clearance process usually takes from three to 12 months, but it can last longer. The PMA pathway is much more costly and uncertain than the 510(k) clearance process and it generally takes from one to three years, or even longer, from the time the application is filed with the FDA. Since no precedent for FDA approval of a continuous glucose monitoring system as a replacement for single-point finger stick devices has been established, we may be required to obtain premarket approval for our continuous glucose monitoring and insulin pump device. We cannot assure you that the FDA will not demand that we obtain a PMA for our continuous glucose monitoring system or some of our other future products or that we will be able to obtain the 510(k) clearance for our Nilipatch insulin patch pump and LightyDD infusion sets.

The FDA can delay, limit or deny approval of an application for many reasons, including, among others:

•	we may not be able to demonstrate to the FDA’s satisfaction that our products are safe for their intended users;

•	the data from our pre-clinical studies and clinical trials may be insufficient to support approval;

•	the manufacturing process or facilities we use may not meet applicable requirements; and

•	changes in FDA approval policies or the adoption of new regulations may require additional data.

We may not obtain the necessary regulatory approvals to market our combined continuous glucose monitoring system and insulin pump device in the United States or elsewhere. Even if approved, our combined device may not be approved for the indications that are necessary or desirable for successful commercialization. Any delay in, or failure to receive or maintain, approval for our products under development could prevent us from generating revenue from these products or achieving profitability.

Even after we receive regulatory clearances, regulators can potentially revoke such clearances.

Even after we receive required clearances or approvals, our clearances can be revoked if safety or effectiveness problems develop or if we modify any of our products in a manner that would significantly affect their safety or effectiveness or that would constitute a major change in their intended use. We may not be able to obtain additional regulatory clearances for new products or for modifications to, or additional indications for, our existing products in a timely fashion, or at all. Delays in obtaining future regulatory clearances or approvals may result in recalls of the modified products, may require us to stop marketing the modified products, and could adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn could harm our revenue and future profitability.

If the relevant regulatory agency disagrees with our assessments and requires new regulatory clearances or approvals for modifications, we may be required to recall and to stop marketing the modified devices.

Although we have complied with the requirements of the Medical Devices Directive and our products being commercialized are CE marked, the regulations implementing and enforcing the Medical Devices Directive are drafted individually in each Member State of the EEA, which sometimes interprets the provisions of the Medical Devices Directive differently. This can mean that complying with the regulations of one Member State does not automatically guarantee compliance in others, and it does not ensure against interference from other competent authorities.

We are subject to annual audits by a notified body under the Medical Devices Directive. During this audit, the notified body examines the maintenance and implementation of our quality control system, device post marketing feedback and any changes or modifications made to the products. In addition, we must also comply with the Medical Device Vigilance System, which is intended to improve the protection of health and safety of patients, users and others by reducing the likelihood of reoccurrence of incidents related to the use of a medical device. Under this system, incidents (which are defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or the instructions for use which, directly or indirectly, might lead to or might have led to the death of a patient, or user or of other persons or to a serious deterioration in their state of health) are evaluated and, where appropriate, information is disseminated between the national health authorities of the EEA in the form of a National Competent Authority Report, or NCAR. The Medical Device Vigilance System is also intended to facilitate a direct early and harmonized implementation of Field Safety Corrective Actions, or FSCAs, across the Member States where the device is in use. An FSCA is an action taken by a manufacturer to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. An FSCA may include device recall, modification, exchange, or destruction. FSCAs must be notified by the manufacturer as its legal representative to its customers and/or the end users of the device.

In the United States, we will also be subject to numerous post-marketing regulatory requirements, which include quality system regulations related to the manufacturing of our devices, labeling regulations and medical device reporting regulations, and require us to report to the FDA if our devices cause or contribute to a death or serious injury or malfunction in a way that would likely cause or contribute to a death or serious injury. Our products and/or their use will also be subject to state regulations, which are, in many instances, in flux. Changes in state regulations may impede sales. We cannot predict the impact or effect of future legislation or regulations at the federal or state levels.

In the United States, the FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements or to take satisfactory corrective action in response to an adverse inspection by the FDA could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refund, recall or seizure of our products;

•	issuing an import alert to block entry of products the FDA has reason to believe violate applicable regulatory requirements;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing our requests for 510(k) clearance or premarket approval of new products, new intended uses, or modifications to existing products;

•	withdrawing 510(k) clearance or premarket approvals that have already been granted; and

•	criminal prosecution.

We believe that most of the countries where we intend to distribute our products apply some form of regulations and enforcement measures of this kind. For example, in Brazil we are required to implement a Quality Management System in compliance with Brazil’s Good Manufacturing Practices, or GMPs, and beginning in May 2010, the Brazilian regulatory authority, Agência Nacional De Vigilância Sanitária, or

ANVISA, will perform worldwide, on-site inspections at the manufacturer’s facilities for manufacturers of Class III and IV devices and issue GMP compliance certificates. These GMP compliance certificates must be renewed every two years although companies may complete a “self-inspection” process provided that no non-conformities have been found and no incidents have been reported during intermediate years between inspections which are anticipated to occur every four years. In Mexico, our devices will also be required to comply with mandatory labeling standards, as well as the requirements of the Mexican technovigilance system, including adverse event reporting. Failure to comply with the applicable regulatory requirements in any country in which we intend to market our product could result in enforcement measures, including the rescission or withdrawal of our approvals, registrations or clearances.

If any one of these events were to occur, our business, financial condition and results of operations could be materially adversely affected.

Additionally, the manufacturing of our products must occur in a highly controlled and clean environment to minimize particles and other yield- and quality-limiting contaminants from contaminating our products. Weaknesses in process control or minute impurities in materials may cause a substantial percentage of defective products in a lot. If we are unable to maintain stringent quality controls, or if contamination problems arise, our commercialization efforts could be delayed and our ability to meet market demand could be seriously hindered, which could have a material adverse effect on our business, financial conditions and results of operations.

Our current or future products are subject to recalls even after receiving regulatory clearances, which could damage our reputation and have a material adverse effect on our business, financial condition and results of operations.

The FDA and similar governmental bodies in other countries have the authority to require the recall of our current or future products if we, our component suppliers, or, in the future, our contract manufacturers, fail to comply with relevant regulations pertaining to the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products, or if new information is obtained concerning the safety or efficacy of these products. Any recall of our products could materially disrupt our operations and materially adversely affect our results of operations. A government-mandated recall could occur, for example, if a regulatory body finds that there is a reasonable probability that the device would cause serious, adverse health consequences or death. In the EEA, Member State authorities can take interim measures ordering the withdrawal of devices from the market or prohibiting or restricting their introduction to the market if they consider that when correctly installed, maintained and used for their intended purpose, the devices may compromise the health and/or safety of patients, users or other persons. A voluntary recall of any of our products by us could occur as a result of manufacturing defects, labeling deficiencies, packaging defects or other failures to comply with applicable regulations. Any recall of our products would divert our management’s attention and financial resources and damage our reputation with customers. A recall involving our Adi insulin pump or our LightyDD infusion sets would be particularly harmful to our business, financial condition and results of operations because we currently rely on them as our only source of revenue from operations.

If we are unable to successfully complete pre-clinical studies or clinical trials with respect to our products in development, we may be unable to receive regulatory approvals or clearances for these products and/or our ability to achieve market acceptance of our products will be harmed.

Development of medical devices includes pre-clinical studies and, to the extent required by regulatory authorities, clinical trials, which can be long, expensive and uncertain processes, subject to delays and failure at any stage. In addition, the data obtained from the studies and trials may be inadequate to support regulatory clearances or approvals or to allow market acceptance of the products being studied. Our combined continuous glucose monitoring and insulin pump is currently undergoing pre-clinical studies and we expect that it will have to undergo a clinical trial.

The commencement or completion of any of our pre-clinical studies or trials may be delayed or halted, or be inadequate to support regulatory clearance or product acceptance, for numerous reasons, including, among others:

•	patients do not enroll in the clinical trial at the rate we expect;

•	patients do not comply with trial protocols;

•	patient follow-up is not at the rate we expect;

•	patients experience adverse side effects;

•	patients die during a clinical trial, even though their death may not be related to our products;

•	the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

•	institutional review boards, or IRBs, ethics committees and third-party clinical investigators may delay or reject our trial protocol;

•

third-party clinical investigators decline to participate in a study or trial or do not perform a study or trial on our anticipated schedule or consistent with the investigator agreements, study or trial protocol, good clinical practices or other FDA or IRBs, ethics committees, or any other applicable requirements;

•	third-party organizations do not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the study or trial protocol or investigational or statistical plans;

•	regulatory inspections of our studies, trials or manufacturing facilities may, among others, require us to undertake corrective action or suspend or terminate our studies or clinical trials;

•	changes in governmental regulations or administrative actions;

•	the interim or final results of the study or clinical trial are inconclusive or unfavorable as to safety or efficacy; and

•	a regulatory agency concludes that our trial design is inadequate to demonstrate safety and efficacy.

The results of pre-clinical studies do not necessarily predict future clinical trial results, and predecessor clinical trial results may not be repeated in subsequent clinical trials. Additionally, the FDA, EEA, or other regulatory entities may disagree with our interpretation of the data from our pre-clinical studies and clinical trials, or may find the clinical trial design, conduct or results inadequate to demonstrate safety or efficacy, and may require us to pursue additional pre-clinical studies or clinical trials, which could further delay the clearance or approval of our products. The data we collect from our current clinical trials, our pre-clinical studies and other clinical trials may not be sufficient to support regulatory clearance or approval.

Failure to secure or retain adequate coverage or reimbursement for our products by third-party payors could harm our business, financial condition and results of operations.

We expect that sales of our products will be limited unless a substantial portion of the sales price of the products is paid for by third-party payors, including governmental agencies, private insurance companies, health maintenance organizations, preferred provider organizations and other managed care providers. Although the costs of insulin pump therapy and supplies are generally reimbursable in high-income countries, we may need to meet certain requirements to have our products covered and/or may have to agree to a net sales price lower than the net sales price we might otherwise charge. Our initial dependence on the commercial success of our insulin pumps makes us particularly susceptible to any cost containment or price reduction efforts. In addition, in some foreign markets, pricing and profitability of medical devices are subject to government control. Furthermore, there can be no assurance that third-party reimbursement and coverage will be available or adequate in either Europe, the BRIC countries, Mexico, Israel, the United States or any other international market, or that future legislation, regulation or reimbursement policies of third-party payors will not otherwise negatively affect the demand for our existing products or products under development.

We believe that in the future reimbursement will be subject to increased restrictions in the United States and in other international markets. Healthcare market initiatives may lead third-party payors to decline or reduce reimbursement for the products. We further believe that the overall escalating cost of medical products and services will continue to lead to increased pressures on the healthcare industry, both domestically and internationally, to reduce the cost of products and services, including our current products and products under development.

Moreover, compliance with administrative procedures or requirements of third-party payors may result in delays in processing approvals by those payors for patients to obtain coverage for the use of our products.

Healthcare reform legislation in the United States and elsewhere could harm our revenues and financial condition.

From time to time, the U.S. Congress and other foreign legislative bodies consider legislation that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture and marketing of a device. In addition, regulations and regulatory guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted or if regulations, guidance or interpretations will be changed, and what the impact of such changes, if any, may be.

In recent years, there have been numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for, the availability of, and reimbursement for, healthcare services in the United States. These initiatives have ranged from proposals to fundamentally change federal and state healthcare reimbursement programs, including providing comprehensive healthcare coverage to the public under governmental funded programs, to minor modifications to existing programs.

In March 2010, President Obama signed one of the most significant healthcare reform measures in decades. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or, collectively, the PPACA, substantially changes the way healthcare is financed in the United States by both governmental and private insurers, and significantly impacts the medical device industry. The comprehensive $940 billion overhaul is expected to extend coverage to approximately 32 million previously uninsured Americans.

We anticipate the PPACA will significantly affect how the healthcare industry operates in relation to Medicare, Medicaid and the insurance industry. The PPACA contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse, which will impact existing government healthcare programs and will result in the development of new programs, including Medicare payment for performance initiatives and improvements to the physician quality reporting system and feedback program. There can be no assurance that the PPACA will not harm our business and financial results, and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform would affect our business.

One effect of the PPACA is the establishment of an excise tax on the medical device industry. The law would impose on taxable medical devices a tax equal to 2.3% of the price for which the device is sold for devices sold after December 31, 2012. The PPACA also creates a new nonprofit corporation known as the “Patient-Centered Outcomes Research Institute” to assess the comparative effectiveness of therapeutic products, including medical devices. It is unclear what impact the excise tax proposal or the comparative effectiveness analysis would have on our products or our financial results. These reforms may harm our business, financial condition and results of operations.

Risks Related to Our Intellectual Property

If we are unable to protect our intellectual property rights, our competitive position could be harmed.

Our success and ability to compete depends in large part upon our ability to protect our intellectual property. We have submitted several patent applications in various countries, usually including the United States, the European Community, Israel and Canada, with respect to the processes on which the novelty of our products depends. We face several risks and uncertainties in connection with our intellectual property rights, including, among others:

•	pending and future patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us;

•	any issued patents may be challenged, invalidated or legally circumvented by third parties;

•	our patents may not be upheld as valid and enforceable or prevent the development of competitive products;

•	for a variety of reasons, we may decide not to file for patent protection; and

•

the laws of certain countries in which we intend to sell our products, including China, may not protect our intellectual property rights to the same extent as the laws of the United States, Europe or Israel.

Consequently, our competitors could develop, manufacture and sell products that directly compete with our products, which could decrease our sales and diminish our ability to compete effectively. In addition, competitors could attempt to develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property does not adequately protect us from our competitors’ products and methods, our competitive position could be materially adversely affected.

In addition, we intend to establish, build and strengthen our brand name “Spring” and believe that by doing so, we will be more successful in marketing our products. We have applied to register “Spring” as our trademark in the European Union and in the United States. However, our ownership and use of the “Spring” brand name may be challenged, invalidated or legally circumvented by third parties, in which case our growth strategy may be hindered.

Our efforts to protect our intellectual property may be less effective in some countries where intellectual property rights are not as well protected as in the United States.

The laws of some countries do not protect proprietary rights to the same degree as the laws of the United States and there is a risk that our ability to protect our proprietary rights may not be adequate in these countries. Many companies have encountered significant problems in protecting their proprietary rights against copying or infringement in such countries, some of which are countries in which we intend to sell our products. In particular, the application of laws governing intellectual property rights in China is uncertain and evolving and could involve substantial risks to us. If we are unable to adequately protect our intellectual property rights in China, our attempts to penetrate the Chinese market may be harmed. In addition, our competitors in China and these other countries may independently develop similar technology or duplicate our products, even if unauthorized, which could potentially reduce our sales in these countries and harm our business, financial condition and results of operations.

The steps we have taken to protect our intellectual property may not be adequate, which could have a material adverse effect on our ability to compete in the market.

In addition to patents, we rely on confidentiality, non-compete, non-disclosure and assignment of inventions provisions, as appropriate, with our employees, consultants and, to some extent, our distributors, to protect and otherwise seek to control access to, and distribution of, our proprietary information. These measures may not be adequate to protect our intellectual property from unauthorized disclosure, third-party infringement or misappropriation, for the following reasons:

•	the agreements may be breached, may not provide the scope of protection we believe they provide or may be determined to be unenforceable;

•	we may have inadequate remedies for any breach;

•	trade secrets and other proprietary information could be disclosed to our competitors; or

•	others may independently develop substantially equivalent or superior proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technologies.

Specifically with respect to non-compete agreements, under current U.S. and Israeli law, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us. For example, Israeli courts have recently required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

If, for any of the above reasons, our intellectual property is disclosed or misappropriated, it could harm our ability to protect our rights and could have a material adverse effect on our business, financial condition and results of operations.

Third-party claims of infringement or other claims against us could require us to redesign our products, seek licenses, or engage in future costly intellectual property litigation, which could negatively affect our future business and financial performance.

Substantial litigation over intellectual property rights exists in the medical device industry. We expect that we may be subject to third-party infringement claims as our revenues increase, the number of competitors grows and the functionality of products and technology in different industry segments converges. Third parties may currently have, or may eventually be issued, patents on which our current or future products or technologies may infringe. We are aware of certain patents and patent applications owned by our competitors that cover different aspects of insulin infusion and the related devices. Any of these third parties might make a claim of infringement against us. For example, we recently received a letter from a third party relating to a European patent that purports to cover a certain mechanism used in the integrated infusion set of our Adi insulin pump for the insertion of the cannula through which insulin is infused into a patient’s body. In this letter, the third party requested that we disclose why we believe that our mechanism does not infringe this European patent and also indicated that it is willing to consider granting us a license against the payment of a royalty. After consulting with our European patent attorney, we are of the opinion that our insertion mechanism does not infringe any valid claim of this patent. We also have the option of using a generic inserter. Any litigation with respect to this letter or otherwise, regardless of its outcome, would likely result in the expenditure of significant financial resources and the diversion of management’s time and resources. In addition, litigation in which we are accused of infringement may cause negative publicity, adversely impact prospective customers, cause product shipment delays, prohibit us from manufacturing, marketing or selling our current or future products, require us to develop non-infringing technology, make substantial payments to third parties or enter into royalty or license agreements, which may not be available on acceptable terms, or at all. If a successful claim of infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology in a timely and cost-effective manner, our ability to generate significant revenues may be substantially harmed and we could be exposed to significant liability. A court could enter orders that temporarily, preliminarily or permanently enjoin us or our customers from making, using, selling, offering to sell or importing our current or future products, or could enter an order mandating that we undertake certain remedial activities. Claims that we have misappropriated the confidential information or trade secrets of third parties can similarly harm our reputation, business, financial condition or results of operations.

We may also become involved in litigation in connection with our brand name rights. We do not know whether others will assert that our brand name infringes their trademark rights. In addition, names we choose for our products may be claimed to infringe names held by others. If we have to change the names we use, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of sales.

We may need to initiate lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive and, if we lose, could cause us to lose some of our intellectual property rights, which would harm our ability to compete in the market.

We rely on patents to protect a portion of our intellectual property and our competitive position. Patent law relating to the scope of claims in the technology fields in which we operate is still evolving and, consequently, patent positions in the medical device industry are generally uncertain. In order to protect or enforce our patent rights, we may initiate patent litigation against third parties, such as infringement suits or interference proceedings. Any lawsuits that we initiate could be expensive, take significant time and divert management’s attention from other business concerns, and the outcome of litigation to enforce our intellectual property rights in patents, copyrights, trade secrets or trademarks is highly unpredictable. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. In addition, we may provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, including attorney fees, if any, may not be commercially valuable. The occurrence of any of these events could harm our business, financial condition and results of operations.

Risks Related to Our Operations in Israel

Conditions in Israel could harm our business, financial condition and results of operations.

We are incorporated under Israeli law and our principal offices, research and development facilities and some of our suppliers are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity until now. In mid-2006, a war took place between Israel and Hezbollah in Lebanon, resulting in thousands of rockets being fired from Lebanon up to approximately 50 miles into Israel, including into Haifa where our facility is located. In addition, the establishment in 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. Furthermore, several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel continue or increase. These restrictions may materially limit our ability to sell our products to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us, or otherwise adversely affect business conditions and our operations. Moreover, parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. The political and security situation in Israel may also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in the agreements. Finally, any hostilities involving Israel could have a material adverse effect on our facilities or on the facilities of our local suppliers in which event, all or a portion of our inventory may be damaged, and our ability to deliver products to customers could be materially adversely affected. Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient. Any losses or damages incurred by us could harm our business, financial condition and results of operations.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of July 22, 2010, we had 72 employees, including management, all of whom were based in Israel. Our employees in Israel, including executive officers, may be called upon to perform up to 31 days (in some cases more) of annual military reserve duty until they reach age 49 and, in emergency circumstances, could be called to active duty. In response to increased tension and hostilities in the region, there have been occasional call-ups of military reservists since September 2000, including in connection with the mid-2006 war in Lebanon, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could have a material adverse effect on our business and results of operations. In addition, the absence of a significant number of the employees of our suppliers related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations, which could have a material adverse effect on our ability to deliver products to our customers.

Pursuant to the terms of the government grants we have received for research and development expenditures through the Office of the Chief Scientist, we are obligated to pay certain royalties to the Israeli government from sales of our products, which affects our results of operations. In addition, the amount of royalties will increase if we decide to manufacture our products abroad or transfer technologies outside of Israel, which could negatively affect our cost of production or future transactions with respect to our products. If we fail to comply with the conditions of the grants, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

We have received grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, or the Office of the Chief Scientist, for the financing of a portion of our research and development expenditures in Israel pursuant to the Encouragement of Industrial Research and Development Law 5744-1984, or the Research and Development Law. Under the Research and Development Law and our approved plans, royalties on the revenues derived from sales of all of our products are payable to the Israeli government, at an annual rate of 3% for the first three years of sales and 3.5% thereafter, up to the aggregate amount of the grants received as adjusted for fluctuations in the U.S. dollar/NIS exchange rate and for changes in the London Interbank Offered Rate, or LIBOR. Royalties are paid on our consolidated revenues. As of March 31, 2010, provision for royalties to the Office of the Chief Scientist was NIS 4,320 thousand (US$1,163 thousand), including accrued interest. Payment of royalties will affect our results of operations.

In addition, we recently entered into a letter of intent with UPG pursuant to which we agreed to negotiate a definitive manufacturing and supply agreement with UPG for the design for manufacturing and manufacturing of the disposable parts of our Adi durable insulin pump, our LightyDD infusion sets and our Nilipatch insulin patch pump. Under the Research and Development Law, manufacturing of products abroad, as well as the transfer of technologies outside of Israel, require the prior approval of the Office of the Chief Scientist and will result in an increase of the amount owed to the Israeli government by the recipient of the grants and the rate of royalty repayment. In the event that manufacturing is transferred abroad, the increase in the amount owed to the Israeli government depends on the volume of manufacturing expected to be performed outside of Israel. If less than 50% of the manufacturing activity is performed outside of Israel, the amount owed will increase to 120% of the grant received; if more than 50% but less than 90% of the manufacturing activity is performed outside of Israel, the amount owed will increase to 150% of the grant received; and if more than 90% of the manufacturing activity is performed outside of Israel, the amount owed will increase to 300% of the grant received (all linked to the U.S. dollar plus LIBOR). In our case, the manufacturing activity currently expected to be performed outside of Israel pursuant to our anticipated manufacturing and supply agreement with UPG constitutes more than 50% but less than 90% of our manufacturing activity and, consequently, the amount of royalties that we owe to the Israeli government will increase to 150% of our total grants (excluding the grants provided to G-Sense) (i.e., US$2,643 thousand taking into account actual grants received by Nilimedix to date (not including grants receivables), linked to the U.S. dollar plus LIBOR, not on a capitalized basis). However, we may transfer more of our manufacturing activity abroad in the future and, therefore, may be liable to pay the Israeli government up to 300% of our total grants. In addition, royalties owed after manufacturing is transferred abroad are payable out of sales of the products for which the applicable grants were received at a rate equal to the ratio between the amounts of the grants received by Nilimedix and the total amount of grants received plus our investment in the approved plans of Nilimedix, as determined by an accountant of the Industrial Research and Development Administration (the body administering the Research and Development Law). Since the rate of royalty payment is dependent upon the volume of sales of the products for which the applicable grants were received, the timeframe for royalty payments is not set. However, as required under the Research and Development Law, we are required to analyze and file a report with the Office of the Chief Scientist regarding the volume of sales every six months until full payment of royalties owed. Royalties from sales reported on such semi-annual reports are required to be paid to the Israeli government on the date we submit the reports. In our case, the grants that Nilimedix received constituted 40% of the total amount of the approved plans on average. Accordingly, we expect a payment rate of no more than 40% of sales after the transfer of manufacturing, instead of the generally applicable payment rate of 3% to 3.5% of sales. Such liability, as well as the liability resulting from the limitations on the transfer of technology outside of Israel, could negatively affect our cost of production, our ability to outsource or transfer development or manufacturing activities, or any sale or ability to sell or engage in other possible transactions that we may want to consummate with respect to our technology. Furthermore, if we fail to comply with any of the conditions and restrictions imposed by the Research and Development Law or by the specific terms under which we received the grants, we may be required to refund any grants previously received together with interest and penalties, and may be subject to criminal charges. In recent years, the government of Israel has accelerated the rate of repayment of the Office of Chief Scientist grants and may further accelerate them in the future. These restrictions on transferring technologies and/or manufacturing outside of Israel continue to apply even after we have repaid any grants, in whole or in part.

Exchange rate fluctuations may decrease our earnings if we are not able to hedge our currency exchange risks successfully.

We expect that a majority of our revenues will be denominated in currencies other than the NIS. However, a significant portion of our costs, including personnel and some marketing and facilities expenses, are incurred in NIS. If the other currencies affecting our operations decline in value in relation to the NIS, it will become more expensive for us to fund our operations in Israel. Historically, we have not engaged in hedging transactions since we only recently commenced sales of our products in currencies other than the NIS. In the future, if we do not successfully engage in hedging transactions, our results of operations may be subject to losses from fluctuations in foreign currency exchange rates.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from those under Delaware law.

Since we are an Israeli company, the rights and responsibilities of our shareholders are governed by our articles of association and our amended and restated memorandum of association, or, collectively, our articles of association, and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in a Delaware corporation. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among others, in voting at the general meeting of shareholders on certain matters, such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revisions in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

You may have difficulties enforcing a U.S. judgment against us, our executive officers and directors and some of the experts named in this prospectus or asserting U.S. securities laws claims in Israel.

A significant portion of our assets and the assets of our directors and executive officers and some of the experts named in this prospectus are located outside the United States. We do not have any tangible assets in the United States. Therefore, a judgment obtained against us or any of these persons in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to assert violations of the U.S. securities laws in original actions instituted in Israel. For additional disclosure relating to your ability to enforce a civil claim against us, our executive officers or directors, or some of the experts named in this prospectus, see “Enforceability of Civil Liabilities.”

Provisions of our articles of association and Israeli law may delay, prevent or hinder an acquisition of our company, which could prevent a change of control and, therefore, depress the price of our ordinary shares.

Israeli corporate law regulates mergers, tender offers for acquisitions of shares above specified thresholds, transactions involving directors, officers or significant shareholders and other matters that may be applicable to change of control transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. In addition, a full tender offer can only be completed if the acquirer receives at least 95% of the issued share capital, and the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within three months following the completion of the tender offer, petition the court to alter the consideration for the acquisition. Furthermore, our articles of association provide for a staggered board, which could deter a potential purchaser from acquiring control of our company. For additional information on these matters, see “Management—Board of Directors and Executive Officers” and “Description of Share Capital.”

Israeli tax considerations may also make potential transactions unappealing to us or to some of our shareholders. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when the time expires, tax then becomes payable even if no actual disposition of the shares has occurred.

These provisions of Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our ordinary shares.

Provisions of Israeli corporate law may delay, prevent or impede certain transactions between us and our subsidiary, NextGen, or between NextGen and our other subsidiaries, which could adversely affect the management of our business.

Israeli corporate law requires special approvals for extraordinary transactions between a public company and a controlling shareholder or an extraordinary transaction in which a controlling shareholder has a personal interest. Such transactions require the approval of a company’s audit committee, board of directors and shareholders, provided that such shareholder approval fulfills one of the following requirements: (i) at least one-third of the shares held by shareholders who have no personal interest in the transaction and are voting, must be voted in favor of approving the transaction (for this purpose, abstentions are disregarded); or (ii) the shareholders who have no personal interest in the transaction voting at the meeting against the transaction may not represent more than 1% of the voting rights of the company. This requirement allows minority shareholders to exercise significant influence over such transactions and, in certain cases, effectively block such transactions.

Our subsidiary, NextGen, is a publicly-traded company in which we currently hold an equity interest of approximately 58.2% on a fully-diluted basis. Under the Israeli Companies Law, 5759-1999, or the Israeli Companies Law, we are considered a controlling shareholder of NextGen and, therefore, the special approval requirements described above will apply to transactions or agreements between us and NextGen entered into other than in the ordinary course of business. Furthermore, special approval requirements may also apply to transactions between NextGen and our other subsidiaries to the extent that we would be deemed to be an interested party in such transactions. These provisions and requirements could delay, prevent or impede a significant transaction between us and NextGen or a transaction between NextGen and our other subsidiaries, even if such a transaction would be considered beneficial by some of our shareholders.

Risks Related to This Offering

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value.

The initial public offering price is substantially higher than the pro forma net tangible book value per ordinary share of our outstanding ordinary shares as of March 31, 2010. As a result, investors purchasing ordinary shares in this offering will incur immediate dilution of US$4.85 per ordinary share, based on an initial public offering price of US$7.00 per ordinary share. This dilution is due in large part to earlier investors having generally paid substantially less than the initial public offering price when they purchased their ordinary shares. Investors purchasing ordinary shares in this offering will pay a price per ordinary share that substantially exceeds the book value of our assets after subtracting our liabilities. As a result of this dilution, investors purchasing ordinary shares from us will have contributed 49.2% of the total amount of our total net funding to date but will own only 19.8% of our equity. In addition, the exercise of outstanding options and warrants will, and future equity issuances may, result in further dilution to investors. As of March 31, 2010, there were 268,607 options to purchase ordinary shares outstanding under our share option plans and otherwise at a weighted average exercise price of NIS 28.21 (US$7.60) per ordinary share and 211,406 warrants to purchase ordinary shares at a weighted average exercise price of NIS 29.71 (US$8.00). See “Dilution.”

Our ordinary shares will be traded on more than one market and this may result in price variations.

Our ordinary shares are currently traded on the TASE and we have applied to have our ordinary shares listed on NASDAQ upon completion of this offering. Trading in our ordinary shares on these markets will take place in different currencies (U.S. dollars on NASDAQ and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Our management will have broad discretion over the use of the net proceeds from this offering and may not obtain a favorable return on the use of these proceeds.

Our management will have broad discretion in determining how to apply the net proceeds from this offering and may spend the proceeds in a manner that our shareholders may not deem desirable. We currently intend to use the net proceeds that we will receive from this offering to expand our sales and marketing operations, expand our manufacturing capabilities, finalize the research, development and commercialization of our Nilipatch insulin pump, and for working capital and general corporate purposes. We may also use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, products or technologies, although we have no understandings or arrangements to do so. We cannot assure you that these uses or any other use of the net proceeds of this offering will yield favorable returns or results. See “Use of Proceeds.”

We will incur increased costs as a result of being a U.S. public company.

We are an Israeli public company. As a U.S. public company, we will incur additional legal, accounting and other expenses associated with our U.S. public company reporting requirements. We also anticipate that we will incur costs associated with complying with U.S. corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as the rules and regulations implemented by the SEC and the Financial Industry Regulatory Authority, Inc., or FINRA. We expect that these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We also expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.

Risks Related to Our Ordinary Shares

An active public trading market for our ordinary shares in the United States may not develop.

An active public trading market for our ordinary shares in the United States may not develop after completion of this offering or, if developed, may not be sustained. The price of our ordinary shares sold in this offering will not necessarily reflect the market price of our ordinary shares after this offering. In addition, our ordinary shares will be listed on NASDAQ, which provides limited liquidity as compared to The NASDAQ Global Market or other national exchanges. The lack of a trading market in the United States may result in the loss of research coverage by any securities analysts that may cover our company in the future. Moreover, we cannot assure you that any securities analysts will initiate or maintain research coverage of our company and our ordinary shares in the United States.

We are controlled by a small number of existing shareholders, who may make decisions with which you may disagree.

Three of our shareholders are parties to a voting agreement pursuant to which they vote together on matters brought before meetings of our shareholders. Consequently, these shareholders’ holdings are aggregated and they are deemed beneficial holders of approximately 17.0% of our outstanding ordinary shares as of July 22, 2010. Following the completion of this offering, these shareholders will beneficially own approximately 13.7% of our outstanding ordinary shares, or 13.3% if the underwriter exercises its over-allotment option in full. After the closing of this offering, these shareholders could exercise significant influence over our operations and business strategy and will have sufficient voting power to influence all matters requiring approval by our shareholders, including the ability to elect or remove directors, approve or reject mergers or other business combination transactions, raise future capital and amend our articles of association. The interests of these shareholders may differ from the interests of our other shareholders. In addition, subject to a tag-along right among themselves, these shareholders are not prohibited from selling a controlling interest in us to a third party. Furthermore, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your ordinary shares as part of a sale of our company. For a more detailed description of the voting agreement, see “Related Party Transactions.”

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our ordinary shares or their outlook on our industry as a whole adversely, our ordinary share price and trading volume could decline.

The trading market for our ordinary shares will be influenced by research reports and opinions that securities or industry analysts publish about our business and our industry as a whole. We are not currently covered by Israeli analysts and we may not be covered by U.S. analysts. Investors have numerous investment opportunities and may limit their investments to publicly traded companies that receive thorough research coverage. If no analysts commence coverage of us or if one or more analysts covering us cease to cover us or fail to publish reports in a regular manner, we could have limited visibility in the U.S. financial markets, which could cause a significant and prolonged decline in the price of our ordinary shares due to lack of investor awareness.

In the event that we do not obtain analyst coverage, or if in the future one or more analysts downgrade our ordinary shares or comment negatively about our prospects, the prospects of other companies operating in our industry or the overall outlook of our industry as a whole, the price of our ordinary shares could decline significantly. There is no guarantee that the equity research organizations affiliated with the underwriter of this offering will elect to initiate or sustain research coverage of us, nor whether such research, if initiated, will be positive towards the price of our ordinary shares or our business prospects.

Additional financing may result in dilution to our shareholders.

We may need to raise additional funds in the future to finance our growth, to make acquisitions or for other reasons. See “Risks Related to Our Business—We may require additional funding in order to complete the commercialization of our Adi insulin pump and LightyDD infusion sets and the development and commercialization of our other products under development.” Any required additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest and the newly issued securities may have rights senior to those of the holders of our ordinary shares. Alternatively, if we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility, and would also require us to fund additional interest expense. If additional financing is not available when required or is not available on acceptable terms, we may be unable to successfully commercialize our products, continue our research and development operations or develop or enhance our products through acquisitions or otherwise in order to take advantage of business opportunities or respond to competitive pressures, which could have a material adverse effect on our business, financial condition and results of operations.

Future sales of our ordinary shares could reduce our stock price.

A substantial number of ordinary shares held by our current shareholders or issuable upon exercise of options and warrants will be eligible for sale in the public market after this offering, and may be sold in a registered offering under the Securities Act of 1933, as amended, or the Securities Act, or pursuant to an exemption from registration. In addition, we have agreed to grant the underwriter of this offering and/or its designees warrants to purchase 75,045 of our ordinary shares and have registered the underlying ordinary shares under this registration statement. Furthermore, our executive officers and directors have agreed not to sell any ordinary shares for a period of 180 days after the date of this prospectus. An aggregate of 1,012,077 ordinary shares are subject to this lock-up. Sales by shareholders, including our executive officers and directors after the expiration of the lock-up period, and the underwriter and/or its designees of substantial amounts of our ordinary shares upon exercise of the warrants, or the perception that these sales may occur in the future, could have a negative effect on the trading price of our ordinary shares.

We may experience significant fluctuations in our quarterly results of operations, which could cause us to miss expectations about these results and cause the trading price of our ordinary shares to decline.

Fluctuations in our quarterly results of operations may result from numerous factors, including, among others:

•	our commercialization efforts and market acceptance of our products;

•	the performance of our third-party distributors;

•	our ability to manufacture our products efficiently;

•	practices of third-party payors with respect to reimbursement for our current or future products;

•	timing of regulatory approvals and clearances and our ability to maintain any such approvals and clearances;

•	our ability to develop, introduce and deploy new products and product enhancements that meet customer requirements in a timely manner;

•	changes to applicable federal, state, local and international laws or regulations;

•	changes to our effective tax rates;

•	delays in, or failures of, deliveries by our suppliers;

•	delays in shipping;

•	our ability to access capital and control expenses;

•	new product introductions by our competitors;

•	changes in our pricing and distribution terms or those of our competitors;

•	timing of research and development expenditures; and

•	market conditions in the diabetes medical devices industry and the global economy as a whole.

These factors, some of which are not within our control, may cause the trading price of our ordinary shares to fluctuate substantially. In particular, if our quarterly results of operations fail to meet or exceed the expectations of securities analysts or investors, the trading price of our ordinary shares could drop suddenly and significantly. In addition, since we have only recently begun to commercialize our products, we believe that future quarterly comparisons of our financial results will not necessarily be meaningful and should not be relied upon as an indication of our future performance.

The trading price of our ordinary shares may be volatile.

The trading price of our ordinary shares on the TASE has been volatile and we expect that the trading price of our ordinary shares on NASDAQ may also be volatile. The trading price of our ordinary shares may be affected by a number of factors, including, among others:

•	our failure to maintain and increase production capacity and reduce per unit production costs;

•	regulatory approvals in the BRIC countries and Mexico;

•	changes in the availability of third-party reimbursement in the United States or other countries;

•	the volume and timing of orders for our products;

•	developments in administrative proceedings or litigation related to intellectual property rights;

•	the issuance of patents to us or our competitors;

•	the announcement of new products or product enhancements by us or our competitors;

•	the announcement of technological or medical innovations in the treatment or diagnosis of diabetes;

•	changes in governmental regulations or in the status of our regulatory approvals or applications;

•	developments in our industry;

•	the publication of clinical studies relating to our products or a competitor’s product;

•	quarterly variations in our or our competitors’ results of operations;

•	changes in earnings estimates or recommendations by securities analysts; and

•	general market conditions.

The above market and industry factors could have a material adverse effect on the trading price of our ordinary shares, regardless of our actual operating performance.

Furthermore, certain historical fluctuations in the trading price of our ordinary shares on the TASE have been unrelated or disproportionate to our operating performance. Market volatility reached unprecedented levels in the second half of 2008, resulting in the bankruptcy or acquisition of, or government assistance to, several major U.S. and international financial institutions and a material decline in global economic conditions. In particular, the U.S. equity markets experienced significant price and volume fluctuations that have affected the trading prices of equity securities of many medical device and technology companies. For example, during the period from September 2008 to March 2009, the trading price of our ordinary shares on the TASE experienced significant volatility, with the closing price ranging from NIS 32.80 on September 2, 2008 to NIS 9.376 on March 12, 2009. Continued uncertainty regarding global economic conditions could continue to cause the trading price of our ordinary shares to be volatile.

We do not expect to pay dividends, and any return on investment may be limited to the value of our ordinary shares.

We have never declared and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. Our board of directors has discretion to declare and pay dividends on our ordinary shares and will make any determination to do so on a number of factors, including, among others, our earnings, financial condition and other business and economic factors that our board of directors may deem relevant. In addition, we may only pay dividends in any fiscal year out of “profits” (as defined by the Israeli Companies Law), provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations. If we do not pay dividends, our ordinary shares may be less valuable because a return on your investment will only occur if the trading price of our ordinary shares appreciates.

Risks Related to Taxation

If at any time we are treated as a passive foreign investment company, or PFIC, under U.S. federal income tax laws, our shareholders may be subject to adverse tax consequences.

We would be classified as a PFIC for U.S. federal income tax purposes, for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of our subsidiaries, either at least 75% of our gross income is “passive income,” or on average at least 50% of the gross value of our assets is attributable to assets that produce passive income or are held for the production of passive income.

Based on our structure and the composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2009. However, there can be no assurance that the U.S. Internal Revenue Service, or IRS, will not successfully challenge our position or that we will not become a PFIC in a future taxable year since PFIC status is tested each year and depends on our assets and income in such year. If we are classified as a PFIC at any time that a U.S. Holder (as defined in “Material United States Federal Income Tax Consequences”) holds our ordinary shares, such holder could be subject to additional taxes and a special interest charge in respect of gain realized from the sale or other disposition of our ordinary shares and upon the receipt of “excess distributions” (as defined in the United States Internal Revenue Code of 1986, as amended, or the Code). In addition, special U.S. federal income tax reporting requirements will apply.

Each U.S. Holder should consult its own tax advisor concerning the U.S. federal income tax consequences of holding our ordinary shares if we were a PFIC in any taxable year in light of such holder’s particular circumstances.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

•	the expected growth and development of the diabetes and drug delivery market;

•	our ability to successfully commercialize our products;

•	the cost-effectiveness of our spring-based design;

•	our reliance on commercializing a limited number of products;

•	our current dependence on a limited number of distributors and expectations as to any increase in the amount and proportion of our revenues;

•	our ability to scale our operations to meet anticipated demand for our products;

•	our expectations as to regulatory requirements and approvals for our current and future products;

•	our expectations as to the market opportunities for our products, as well as our ability to take advantage of those opportunities;

•	clinical data we expect to accumulate in order to support the efficacy our products;

•	our ability to protect our intellectual property and avoid infringing others’ intellectual property;

•	our estimates of future performance, market acceptance of our products, sales, gross margin, expenses (including stock-based compensation expenses) and material costs;

•	our ability to utilize current reimbursement and insurance coverage patterns;

•	our ability to meet anticipated cash needs based on our current business plan;

•	our ability to achieve research and development milestones and targets and to complete the development of our next generation products;

•	our expected treatment under Israeli and U.S. federal tax legislation and the impact that Israeli tax and corporate legislation may have on our operations; and

•	our intended use of the proceeds from this offering.

These statements may principally be found in the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry” and “Business” and in this prospectus generally, including the sections of this prospectus entitled “Business—Overview” and “Business—Industry Background,” which contain information obtained from independent industry sources.

In addition, statements that use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “may,” “might,” “will,” “should,” “potential,” “continue” and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this prospectus reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by these forward-looking statements. Many of these factors are beyond our ability to control or predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable, actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Risk Factors” and elsewhere in this prospectus. Accordingly, you should not place undue reliance on any forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and the exhibits to the registration statement on Form F-1, of which this prospectus forms a part, that we have filed with the SEC completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. All forward-looking statements speak as of the date of this prospectus and, unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any such forward-looking statements.

REVERSE STOCK SPLIT

Our shareholders approved a 32-for-one reverse stock split of our ordinary shares that we effected on April 28, 2010. The 32-for-one reverse stock split also applied to our outstanding options and warrants and has been reflected in the respective exercise prices. No fractional ordinary shares, warrants or options were issued in connection with the stock split, and all such fractional interests were rounded to the nearest whole number of ordinary shares, warrants or options.

PRICE RANGE OF OUR ORDINARY SHARES

Our ordinary shares have been trading on the TASE under the symbol “DMDC” since August 1994. No trading market currently exists for our ordinary shares in the United States. Our ordinary shares have been approved for listing on NASDAQ under the symbol “DMED.”

The following table sets forth, for the periods indicated, the reported high and low sales prices of our ordinary shares on the TASE after giving effect to the 32-for-one reverse stock split of our ordinary shares that we effected on April 28, 2010. The U.S. dollar per ordinary share amounts are calculated using the prevailing exchange rate on the date on which the high or low market price was observed/recorded.

	Price per ordinary share
	High	Low	High	Low
	NIS		US$
Annual:
2010 (through July 29)	45.47	24.77	12.30	6.75
2009	38.40	9.09	9.80	2.39
2008	37.92	8.22	11.24	2.14
2007	45.54	16.06	10.63	3.84
2006	24.06	15.10	5.28	3.37
2005	57.25	13.22	13.29	2.95
Quarterly:
Third Quarter 2010 (through July 29)	37.60	27.63	9.89	7.10
Second Quarter 2010	45.47	25.75	12.30	6.65
First Quarter 2010	44.16	24.77	11.89	6.75
Fourth Quarter 2009	36.16	24.32	9.80	6.44
Third Quarter 2009	36.58	28.32	9.40	7.57
Second Quarter 2009	38.40	12.38	9.80	2.94
First Quarter 2009	14.53	9.09	3.65	2.39
Fourth Quarter 2008	15.97	8.22	4.57	2.14
Third Quarter 2008	32.80	16.16	9.02	4.76
Second Quarter 2008	37.92	22.21	11.24	6.27
First Quarter 2008	34.27	18.56	8.88	5.49
Most recent six months:
July 2010 (through July 29)	37.60	27.63	9.89	7.10
June 2010	35.22	26.49	9.17	6.84
May 2010	41.48	25.75	11.16	6.65
April 2010	45.47	39.20	12.30	10.59
March 2010	44.16	32.86	11.89	8.66
February 2010	33.28	26.91	8.84	7.27
January 2010	28.80	24.77	7.73	6.75
December 2009	30.72	24.32	8.14	6.44

On July 29, 2010, the last reported sale price of our ordinary shares on the TASE was NIS 36.05, or US$9.51 per ordinary share. On July 29, 2010, the exchange rate of the NIS to the dollar was US$1.00 = NIS 3.789. As of July 29, 2010, there were four shareholders of record of our ordinary shares, including the Leumi Bank nominee company. The number of record holders is not representative of the number of beneficial holders of our ordinary shares.

EXCHANGE RATE INFORMATION

The following table shows:  (1) for each of the years indicated, the average exchange rate between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and calculated based on the average of the representative rate of exchange during the relevant period as published by the Bank of Israel; and (2) for each of the months indicated, the high and low exchange rates between the NIS and the U.S. dollar based on the daily representative rate of exchange as published by the Bank of Israel:

Year	Average
	NIS
2005	4.4878
2006	4.4565
2007	4.1081
2008	3.5878
2009	3.9326
2010 (through July 29)	3.7731

Month	High	Low
	NIS	NIS
October 2009	3.780	3.690
November 2009	3.826	3.741
December 2009	3.815	3.772
January 2010	3.765	3.667
February 2010	3.752	3.704
March 2010	3.787	3.713
April 2010	3.749	3.682
May 2010	3.870	3.730
June 2010	3.888	3.814
July 2010 (through July 29)	3.894	3.849

As of July 29, 2010, the daily representative rate of exchange between the NIS and the U.S. dollar as published by the Bank of Israel was NIS 3.789 to U.S.$1.00. We make no representation that any NIS or U.S. dollar amount could have been, or could be, converted into U.S. dollars or NIS, as the case may be, at any particular rate, the rates stated above, or at all.

The effect of the exchange rate fluctuations on our business and operations is discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of 1,500,906 ordinary shares in this offering will be approximately US$8,022 thousand, at a public offering price of US$7.00 per ordinary share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriter exercises its over-allotment option in full, we estimate that we will receive additional net proceeds of approximately US$1,445 thousand, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use approximately US$1,750 thousand of the net proceeds that we will receive from this offering to expand our sales and marketing operations; approximately US$3,500 thousand to expand our manufacturing capabilities; approximately US$1,750 thousand to finalize the research, development and commercialization of our Nilipatch insulin pump and approximately US$1,022 thousand for working capital and general corporate purposes. We also may use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, products or technologies. We have no current agreements or commitments with respect to any investment or acquisition, and we are not engaged in negotiations with respect to any investment or acquisition. Pending their ultimate use, we intend to invest the net proceeds to us from this offering in U.S. government securities and Israeli government securities. We cannot predict whether the net proceeds from such investments will produce a favorable return.

The amount and timing of our actual expenditures may vary significantly from our current expectations and will depend on a number of factors, including our future revenues and cash generated by operations and the other factors we describe in “Risk Factors.” Therefore, we will have broad discretion in the way we use the net proceeds from this offering.

DIVIDEND POLICY

We have never declared or paid a dividend and currently do not intend to pay cash dividends in the foreseeable future. We currently intend to reinvest any future earnings in developing and expanding our business.

Our ability to distribute dividends also may be limited by future contractual obligations and by Israeli law, which permits the distribution of dividends only out of “profits” (as defined by the Israeli Companies Law), provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations. See “Description of Share Capital—Dividend and Liquidation Rights.” In addition, the payment of dividends may be subject to Israeli withholding taxes. See “Israeli Taxation and Government Programs—Taxation of Our Shareholders—Taxation of Non-Israeli Shareholders on Receipt of Dividends.”

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2010 on:

•	an actual basis; and

•	an as adjusted basis to reflect the issuance of ordinary shares in this offering at the initial public offering price of US$7.00 per share.

You should read this table in conjunction with our audited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

There has been no material change in our capitalization between March 31, 2010 and the date of this prospectus, except for the exercise of warrants to purchase 53,250 ordinary shares for a total amount of NIS 1,474 thousand (US$397 thousand).

	As of March 31, 2010
	(Unaudited)
	Actual		As adjusted
	NIS	US$	NIS	US$
	(In thousands)
Equity attributable to owners of D. Medical:
Ordinary shares of NIS 0.32 par value: 312,500,000 ordinary shares authorized; 6,071,367 ordinary shares issued and outstanding on an actual basis and 7,572,273 ordinary shares issued and outstanding, as adjusted.	2,003	539	2,483	668
Share premium and other reserves	194,389	52,354	223,691	60,245
Warrants and equity portion of convertible debt	3,048	821	3,048	821
Accumulated losses	(157,787)	(42,495)	(157,787)	(42,495)
Minority interest	3,553	957	3,553	957
Total Capitalization	45,206	12,176	74,988	20,196

DILUTION

Our as adjusted net tangible book value as of March 31, 2010 was NIS 30,741 thousand (US$8,280 thousand), or NIS 5.063 (US$1.364) per ordinary share. As adjusted net tangible book value per ordinary share represents the amount of our total tangible assets less our total liabilities, divided by the number of ordinary shares outstanding.

Pro forma as adjusted net tangible book value dilution per ordinary share represents the difference between the amount per ordinary share paid by purchasers of ordinary shares in this offering and net tangible book value per ordinary share immediately after the completion of this offering on a pro forma as adjusted basis. After giving effect to the sale of 1,500,906 ordinary shares by us in this offering at an initial public offering price of US$7.00 per ordinary share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value would have been US$16,302 thousand, or approximately US$2.15 per ordinary share. This represents an immediate increase in pro forma as adjusted net tangible book value of US$0.79 per ordinary share to existing shareholders and an immediate dilution of US$4.85 per ordinary share to new investors in this offering. The following table illustrates this per share dilution:

Initial public offering price per ordinary share, net	US$	6.419
As adjusted net tangible book value per ordinary share as of March 31, 2010	US$	1.364
Pro forma as adjusted net tangible book value per ordinary share after this offering	US$	2.153
Dilution per ordinary share to investors in this offering	US$	4.847

If all options and warrants outstanding on March 31, 2010 were exercised, our pro forma as adjusted net tangible book value would be US$2.69 per ordinary share and dilution to new investors in this offering would be US$4.31 per ordinary share.

The following table presents, on a pro forma as adjusted basis, as of March 31, 2010, the differences between the number of ordinary shares purchased from us, the total consideration paid to us, and the average price per ordinary share paid by existing shareholders, option/warrant holders and investors in this offering at the initial public offering price of US$7.00 per ordinary share:

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share
	Number	Percent	Amount (in thousands)		Percent
Existing shareholders	6,071,367	75.4%	US$	8,280	41.3%	US$	1.36
Option/warrant holders	480,013	6.0	US$	3,732	18.7	US$	7.78
New investors in this offering	1,500,906	18.6	US$	8,022	40.0	US$	6.42

Total	8,052,286	100%	US$	20,034	100%	US$	2.49

If the underwriter exercises its over-allotment option in full and assuming the exercise of all of our outstanding options and warrants, the percentage of ordinary shares held by existing shareholders will decrease to 73.3% of the total number of ordinary shares outstanding after this offering, and the number of ordinary shares held by new investors in this offering will increase to 1,726,042, or 20.9%, of the total number of ordinary shares outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

Our selected consolidated statements of financial position as of December 31, 2008 and 2009 and the selected consolidated statements of comprehensive loss for the three years ended December 31, 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our selected consolidated statements of financial position as of December 31, 2007 have been derived from our audited consolidated financial statements not included in this prospectus. Our consolidated statements of comprehensive loss for the three months ended March 31, 2010 and 2009 and our selected consolidated statements of financial position as of March 31, 2010 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Our audited consolidated financial statements for the year ended December 31, 2008 were our first audited consolidated financial statements that were prepared in accordance with IFRS and in compliance with IFRS 1 “First Time Adoption of International Financial Reporting Standards.” Accordingly, the transition date for implementation of IFRS on our consolidated financial statements is January 1, 2007, and the comparative numbers as of December 31, 2007 and for the year then ended, which are presented in our audited consolidated financial statements included elsewhere in this prospectus, were re-presented to reflect the retroactive adoption of IFRS as of the transition date. Prior to our adoption of IFRS, we prepared our consolidated financial statements in accordance with Israeli generally accepted accounting principles. Our historical results are not necessarily indicative of results to be expected in any future periods. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus. In accordance with Item 3.A.1 of Form 20-F, we are omitting our selected consolidated financial data for fiscal years 2005 and 2006 because we prepared our consolidated financial statements for those years in accordance with Israeli generally accepted accounting principles and such information cannot be provided in accordance with IFRS without unreasonable effort or expense.

	Three months ended March 31,			Year ended December 31,
	2010	2010	2009	2009	2009	2008	2007
	(Unaudited)
	Convenience translation into US$	NIS		Convenience translation into US$ (Note 1(c))	NIS
	(In thousands)
CONTINUING OPERATIONS:
Sales	146	543	—	99	368	—	—
Cost of sales	349	1,298	—	177	657	—	—

Gross loss	203	755	—	78	289	—	—
Research and development expenses, net	607	2,252	3,056	3,553	13,193	*14,658	*8,759
Selling and marketing expenses	157	584	—	188	698	—	—
General and administrative expenses	694	2,577	816	1,498	5,563	*3,045	*2,720
Other (income) expenses, net	62	231	70	(192)	(714)	3,193	441

Operating loss	1,723	6,399	3,942	5,125	19,029	20,896	11,920

Registration costs	1,629	6,049	—	—	—	—	—
Finance income	(8)	(29)	(854)	(65)	(243)	(1,035)	(571)
Fair value losses (gains) on warrants at fair value through profit or loss	665	2,469	(390)	(66)	(244)	(7,950)	10,358
Finance costs	—	1	132	127	473	1,287	1,020

Finance (income) costs, net	657	2,441	(1,112)	(4)	(14)	(7,698)	10,807

LOSS AND TOTAL COMPREHENSIVE LOSS FOR THE YEAR	4,009	14,889	2,380	5,121	19,015	13,198	22,727

ATTRIBUTABLE TO:
Owners of the parent	3,863	14,345	2,495	4,965	18,435	10,040	20,744
Minority interest	146	544	335	156	580	3,158	1,983

	4,009	14,889	2,830	5,121	19,015	13,198	22,727

	US$	NIS		US$	NIS
LOSS PER SHARE ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY DURING THE YEAR:
Basic and diluted	0.72	2.69	0.57	1.05	3.89	2.41	5.87

*	Reclassified (2007-75,000 NIS and 2008-147,000 NIS) in order to properly reflect the classification of shipment costs.

Consolidated Statements of Financial Position

	Three months ended March 31,			Year ended December 31,
	2010	2010	2009	2009	2009	2008	2007
	(Unaudited)
	Convenience translation into US$	NIS		Convenience translation into US$ (Note 1(c))	NIS
	(In thousands)
Cash and cash equivalents	10,109	37,534	11,603	6,568	24,388	17,503	21,645
Working capital	9,387	34,854	15,198	6,042	22,435	18,412	20,895
Intangible assets, net	3,896	14,465	11,345	3,900	14,482	11,356	6,635
Total assets	15,646	58,094	30,650	11,625	43,165	33,472	39,136
Provision for royalties to the Israeli Office of Chief Scientist	1,163	4,320	3,681	1,090	4,048	3,193	—
Total liabilities	3,470	12,888	8,834	3,725	13,832	8,895	21,891
Accumulated losses	(42,495)	(157,787)	(127,502)	(38,632)	(143,442)	(125,007)	(114,967)
Total equity	12,176	45,206	21,816	7,900	29,333	24,577	17,245

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions more fully described in “Forward-Looking Statements.” Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a medical device company engaged through our subsidiaries in the research, development, manufacturing and sale of innovative products for diabetes treatment and drug delivery. We have developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient’s body using our proprietary spring-based delivery technology. We believe that our spring-based delivery mechanism is cost-effective compared to a motor and gear train and allows us to incorporate certain advantageous functions and design features in our insulin pumps.

Most currently available insulin pumps are costly and have what we believe are performance and design limitations related to their motor and gear train insulin delivery system. Our proprietary spring-based design, which eliminates the need for a motor and gear train, has allowed us to develop products that we believe offer a cost-effective treatment solution for governments and private payors. In addition, our spring-based delivery technology monitors the actual delivery of insulin and is able to detect and alert a patient to air bubbles and other adverse occurrences, such as occlusions, which could impair the accurate delivery of insulin. Furthermore, the design of our insulin pumps has allowed us to substantially reduce their size and weight and has enabled us to include all moving parts in a disposable element, which we believe reduces concerns relating to wear and tear.

During 2009, we incurred net losses of NIS 19 million (US$5.1 million) and generated revenues of NIS 368 thousand (US$99 thousand), all of which revenues were generated during the fourth quarter of 2009. During the first quarter of 2010, we generated revenues of NIS 543 thousand (US$146 thousand) and incurred net losses of NIS 14.9 million (US$4 million), including registration costs of NIS 6 million (US$1.6 million) and fair value losses on warrants at fair value through profit or loss of NIS 2.5 million (US$0.7 million) as a component of our financial costs.

Factors Affecting Our Results of Operations

Our results of operations are impacted and will continue to be impacted by various trends and uncertainties relating to our current financial condition, the markets in which we operate, our research and development operations and the products we sell. In this section, the term “we” refers to D. Medical and its consolidated subsidiaries, unless otherwise indicated.

Key Products

We have commercialized the following products:

•	our Adi insulin pump, which is a durable insulin pump with an integrated disposable cartridge and infusion set; and

•	our LightyDD infusion set, which can be used with most other manufacturers’ durable insulin pumps and includes several unique features, including its proprietary detach-detect mechanism.

For a more detailed description of our products, see “Business—Our Products.”

We commenced sales and marketing operations in late 2009 and are currently selling our Adi durable insulin pump to our distributors in the Netherlands, Belgium and the Czech Republic. During the fourth quarter of 2009, we commenced sales of our LightyDD insulin infusion sets to our distributors in the Netherlands and Belgium. Our LightyDD infusion sets are compatible with most other manufacturers’ durable insulin pumps but are not compatible with insulin pumps manufactured by Medtronic, which is the largest manufacturer of insulin pumps. During the first quarter of 2010, we also commenced sales of our LightyDD infusion sets to our distributor in the Czech Republic. We have also engaged distributors in Sweden, Italy, Mexico and China to sell and market our products in those countries, and, subject to our receipt of the necessary regulatory approvals, we intend to begin selling our products in these markets in the near future.

While we intend to roll out our products initially in Europe, we also plan to focus on our commercialization efforts in the BRIC countries and Mexico, and have already entered into distribution agreements with respect to Mexico and China. Although we have not obtained the required regulatory approvals and do not presently sell our products in the BRIC countries and Mexico, we believe that our spring-based design will enable us to provide a cost-effective treatment solution to governments and private payors in these markets.

Our ability to continue to expand our initial sales efforts in Europe and our ability to enter into additional distribution agreements will have a significant impact on our future results of operations.

We continue to invest in our research and development operations and expect that costs associated with research and development will affect our results of operations. Research and development expenses accounted for 73.5%, 70.1% and 70.4% of our operating expenses in 2007, 2008 and 2009, respectively, because we were primarily a research and development company during those periods. However, we have now commenced selling our products and we expect research and development expenses as a percentage of our total expenses to decrease over time. Accordingly, during the first quarter of 2010, our research and development expenses accounted for 39.9% of our operating expenses.

Our research and development operations are ongoing and are focused on creating the next generation of our insulin pumps, including:

•

our Nilipatch insulin patch pump, which is a semi-disposable spring-based insulin patch pump that we view as the next generation of our Adi durable insulin pump. The Nilipatch insulin patch pump consists of a durable component that includes the controlling mechanism of the insulin pump, a disposable component that includes most of the moving elements of the insulin pump and an integrated insulin cartridge that can hold up to 300 units of insulin. We have commenced the commercialization process for our Nilipatch insulin patch pump, which includes facilitating its transition from a research and development product to a product that we can sell in large quantities. This process, which we expect to complete by the beginning of 2011, entails the finalization of the Nilipatch insulin patch pump’s commercial design and layout, the launch of a marketing campaign, the engagement and training of appropriate distributors, and the submission of applications for its initial regulatory approvals. In order to develop a commercially successful design and layout for our Nilipatch insulin patch pump, we are in the process of designing user-friendly interface and casing for it and developing an appropriate manufacturing method and process, which would allow us to manufacture large quantities of the Nilipatch insulin patch pump;

•

a device that will host our existing insulin pump technology and our continuous blood glucose monitoring system (under development) on one patch in a manner that may enable and substantiate the hardware requirements for a complete “closed-loop” system, which will mimic the normal biological function of the pancreas. While the feasibility of our existing insulin pump technology has already been established, the continuous glucose monitoring system has proved feasible in animal studies and is currently undergoing additional animal testing and we expect to complete its research and development in 2012;

•

our micro-electro-mechanical systems, or MEMS, insulin infusion pump, which is the integration of mechanical elements, sensors, actuators, and electronics on a common silicon substrate through microfabrication technology that is expected to enable us to further reduce the size and weight of our products and reduce our cost of goods. The MEMS insulin infusion pump has passed technical feasibility testing; and

•	a simplified insulin pump specifically designed to manage the treatment of Type 2 diabetes patients, many of whom do not require all of the features required by Type 1 diabetes patients.

To date, we have received and expect to continue to receive grants from the Office of the Chief Scientist as participation in our research and development operations. Once a certain research and development project is approved by the Office of the Chief Scientist, it extends to us a grant of up to 50% of the research and development expenses actually incurred in connection with a project. We intend to continue to take advantage of these grants. There is no assurance that we will receive such grants in the future.

We operate mainly through our subsidiary, Nilimedix, which has developed our core proprietary technology, the spring-based delivery mechanism, and is now focused on manufacturing and marketing our Adi insulin pump, as well as the final stages of development of our Nilipatch insulin patch pump. Nilimedix also operates in conjunction with Medx-Set on manufacturing and marketing our LightyDD infusion sets. G-Sense focuses on researching and developing a continuous glucose monitoring system and intends to cooperate with Nilimedix to develop a combined continuous glucose monitoring and insulin pump device on one patch.

Additionally, through NextGen we hold an indirect controlling interest in Sindolor Medical, which is developing pain alleviation products. NextGen is a holding company, publicly traded on the TASE, and may invest in other medical device opportunities.

For a more detailed description of our business and plans, see “Business.”

Sales and Cost of Sales

Since commencing our operations as a medical device company in 2004, we have been primarily engaged in research and development operations. In the fourth quarter of 2009, we commenced manufacturing and sales of our products and we expect to derive our revenues from sales of our products, initially in Europe and subsequently in the BRIC countries and Mexico. We commenced our initial sales efforts by entering into three distribution agreements in Sweden, the Netherlands and Belgium, and the Czech Republic in the fourth quarter of 2009, a distribution agreement in Mexico in January 2010, a distribution agreement in China in April 2010 and a distribution agreement in Italy in June, 2010. Our revenues are currently derived from sales to our distributors in the Netherlands and Belgium and the Czech Republic, but we expect that our distributor in Sweden will initiate sales in the near future and that we will be able to initiate sales in Mexico prior to the end of the first half of 2011, assuming regulatory approvals are obtained. We expect our sales to increase over time as we continue to expand our distribution channels and introduce new products. Our sales in the fourth quarter of 2009 totaled NIS 368 thousand (US$99 thousand) and increased to NIS 543 thousand (US$146 thousand) in the first quarter of 2010, an increase of NIS 175 thousand (US$47 thousand), or 47.6%.

Our cost of sales relates to the raw material and labor costs associated with manufacturing our products. Cost of sales for the fourth quarter of 2009 amounted to NIS 657 thousand (US$177 thousand) and, due to the increase in our manufacturing activities during the first quarter of 2010, increased to NIS 1,298 thousand (US$349 thousand), an increase of 98%. Since we recently commenced our manufacturing activities, we currently obtain low yields, which resulted in high cost of sales. We expect that once we increase our sales and manufacturing volume, including through the engagement of a contract manufacturer, we will achieve economies of scale and will be able to capitalize on the cost-effectiveness of our spring-based design, which will cause our cost of sales to decrease. We have recently entered into a letter of intent with UPG pursuant to which we agreed to negotiate a definitive manufacturing and supply agreement by mid-September of 2010 with UPG for the design for manufacturing and manufacturing of the disposable parts of our Adi durable insulin pump, our LightyDD infusion sets and our Nilipatch insulin patch pump. As of the date of this prospectus, we have not yet entered into a definitive agreement pursuant to this letter of intent. Our financial performance is, and will continue to be, affected by our commercialization efforts with respect to our products, our manufacturing capabilities and the cost-effectiveness of our spring-based design.

We do not have any post-shipment obligation other than warranty obligations, and we do not adjust our purchase prices for subsequent sales by our distributors.

We further expect that if we are able to achieve cost-effectiveness from economies of scale and obtain the necessary regulatory approvals, we will become price competitive in the BRIC countries and Mexico.

We have not yet completed the development of Sindolor Medical’s pain alleviation products.

Research and Development Expenses, Net

Our research and development expenses consist primarily of (i) materials used in research and development and expenses related to engaging subcontractors, which represented 47.7% of our research and development expenses in 2009, and (ii) the salaries of, and compensation costs in respect of options granted to, employees engaged primarily in research and development operations, which represented 40.4% of our research and development expenses in 2009.

In 2008, we provided a one-time grant of options to a member of our senior management who was primarily engaged in research and development activities, which resulted in a charge of NIS 1,581 thousand (US$426 thousand). We do not expect to make any additional such grants in the future.

The grants we receive from the Office of the Chief Scientist are presented in our financial statements as a deduction from research and development expenses. Please see Note 2(p) of our audited consolidated financial statements included elsewhere in this prospectus and “—Office of the Chief Scientist.”

We intend to continue our research and development operations and, therefore, expect our research and development expenses to increase in absolute NIS but not necessarily as a percentage of revenues as we continue to commercialize our products.

Selling and Marketing Expenses

We began incurring selling and marketing expenses in 2009 in connection with the commencement of sales of our products. Our selling and marketing expenses include salaries and related expenses of employees primarily engaged in pursuing relationships with distributors, potential strategic partners and key opinion leaders, and attending conferences. We expect that our selling and marketing expenses will increase in absolute NIS as a result of the expansion of our sales and marketing efforts, such as engaging more distributors in more countries, participating in more exhibitions and increasing the promotion of our products generally. Since we expect the increase in our sales to substantially exceed the increase in our selling and marketing expenses, we do not believe that selling and marketing expenses will also increase as a percentage of revenues.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and compensation costs related to warrants granted to executive, accounting and administrative personnel, professional service fees and other general corporate expenses, such as communication, office and travel expenses. As we began our transition from focusing on research and development to the commercialization of our products in late 2009, we increased the number of our executive personnel and, as a result, incurred higher general and administrative costs.

We expect our general and administrative expenses to increase in absolute NIS and as a percentage of revenues as a result of expenses related to becoming a U.S. public company, such as accounting and legal fees, and expected increases in the number of our executive, accounting and administrative personnel due to the expected growth of our company.

Other Expenses

Other expenses primarily include the net present value of future payments of royalties to the Office of the Chief Scientist. See “—Office of the Chief Scientist.”

Office of the Chief Scientist

Since 2004 and through March 31, 2010, we have received grants from the Office of the Chief Scientist as participation in research and development activities in the aggregate amount of approximately NIS 7,422 thousand (US$1,999 thousand). During the year ended December 31, 2009, we received grants from the Office of the Chief Scientist totaling NIS 3,003 thousand (US$809 thousand). From March 31, 2010 through July 22, 2010, we received grants from the Office of the Chief Scientist totaling NIS 832 thousand (US$224 thousand). We are obligated to repay these grants (linked to the U.S. dollar plus interest) on a semi-annual basis from sales of our Adi insulin pumps, Adi set integrated cartridge and LightyDD infusion sets, which represent all of our currently commercialized products, and from sales of our products under development if and when they are commercialized. We commenced sales of our commercialized products during the fourth quarter of 2009 and, therefore have commenced paying royalties to the Israeli government. As of the date of this prospectus, Nilimedix has paid NIS 11 thousand (US$3 thousand) in royalties to the Office of the Chief Scientist, and G-Sense has not paid any royalties to the Office of the Chief Scientist under approved programs. The grants are denominated in NIS, but we are obligated to repay the amounts in U.S. dollars (based on the exchange rate published immediately prior to the provision of the grant). Pursuant to the terms of the grants, we do not receive funds as advances but instead as reimbursements for expenses actually incurred. Upon receipt of such reimbursements, annual interest at the rate of LIBOR will accrue on the amounts received. Pursuant to the Research and Development Law, the rate of repayment can range between 3% and 5% of our revenues; however, in accordance with procedures published by the Office of the Chief Scientist (number 200-04, version 2), we account for a rate of 3% to 3.5%. As of March 31, 2010, we owed US$2,048 thousand to the Israeli government under grants received from the Office of the Chief Scientist. We currently owe US$2,272 thousand to the Israeli government under grants received from the Office of the Chief Scientist.

We recently entered into a letter of intent with UPG pursuant to which we agreed to negotiate a definitive manufacturing and supply agreement with UPG for the design for manufacturing and manufacturing of the disposable parts of our Adi durable insulin pump, our LightyDD infusion sets and our Nilipatch insulin patch pump. Under the Research and Development Law, manufacturing of products abroad, as well as the transfer of technologies outside of Israel, require the prior approval of the Office of the Chief Scientist and will result in an increase of the amount owed to the Israeli government by the recipient of the grants and the rate of royalty repayment. In the event that manufacturing is transferred abroad, the increase in the amount owed to the Israeli government depends on the volume of manufacturing expected to be performed outside of Israel. If less than 50% of the manufacturing activity is performed outside of Israel, the amount owed will increase to 120% of the grant received; if more than 50% but less than 90% of the manufacturing activity is performed outside of Israel, the amount owed will increase to 150% of the grant received; and if more than 90% of the manufacturing activity is performed outside of Israel, the amount owed will increase to 300% of the grant received (all linked to the U.S. dollar plus LIBOR). In our case, the manufacturing activity currently expected to be performed outside of Israel pursuant to our anticipated manufacturing and supply agreement with UPG constitutes more than 50% but less than 90% of our manufacturing activity and, consequently, the amount of royalties that we currently owe the Israeli government will increase to 150% of our total grants (excluding the grants provided to G-Sense) (i.e., US$2,979 thousand taking into account actual grants received by Nilimedix to date (not including grants receivables), linked to the U.S. dollar plus LIBOR, not on a capitalized basis). However, we may transfer more of our manufacturing activity abroad in the future and therefore may be liable to pay the Israeli government up to 300% of our grants. In addition, royalties owed after manufacturing is transferred abroad are payable out of sales of the products for which the applicable grants were received at a rate equal to the ratio between the amounts of the grants received and the total amount of grants received plus our investment in the approved plans of Nilimedix, as determined by an accountant of the Industrial Research and Development Administration (the body administering the Research and Development Law). Since the rate of royalty payment is dependent upon the volume of sales of the products for which the applicable grants were received, the timeframe for royalty payments is not set. However, as required under the Research and Development Law, we are required to analyze and file a report with the Office of the Chief Scientist regarding the volume of sales every six months until full payment of royalties owed. Royalties from sales reported on such semi-annual reports are required to be paid to the Israeli government on the date we submit the reports. In our case, the grants that Nilimedix received constituted 40% of the total amount of the approved plans on average. Accordingly, we expect a payment rate of no more than 40% of sales after the transfer of manufacturing, instead of the generally applicable payment rate of 3% to 3.5% of sales.

Segment Reporting

Segment reporting is determined by management, which considers the business from a geographical perspective and from a products perspective. See Note 2(c) of our audited consolidated financial statements included elsewhere in this prospectus for a more detailed discussion of our segments.

We consider NextGen’s operations, which are conducted through Sindolor Medical, as a separate segment for purposes of financial reporting. Consequently, we have two primary segments of operations: (i) insulin pumps and related products and (ii) pain alleviation products. These operating segments constitute the basis for our segment information reporting.

Our segment information for the year ended December 31, 2009 and the three months ended March 31, 2010 was as follows:

	Year ended December 31, 2009	Three months ended March 31, 2010	Year ended December 31, 2009	Three months ended March 31, 2010	Year ended December 31, 2009	Three months ended March 31, 2010	Year ended December 31, 2009	Three months ended March 31, 2010	Year ended December 31, 2009	Three months ended March 31, 2010
		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
	Insulin pumps and related products		Pain alleviation products		Total before eliminations		Eliminations*		Total
	NIS
	(In thousands)
Revenue from external customers	368	543	—	—	368	543	—	—	368	543
Operating loss	(13,689)	(4,581)	(1,639)	(546)	(15,328)	(5,127)	400	600	(14,928)	(4,527)
Segment assets	17,551	23,387	3,513	8,518	21,064	31,905	—	—	21,064	31,905

*	Reflect inter-company management fees.

Please see Note 28 of our audited consolidated financial statements included elsewhere in this prospectus for our segment information for the years ended December 31, 2008 and 2007, and Note 4 of our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for our segment information for the three months ended March 31, 2009.

Application of Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with IFRS and the related transition rules. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to areas that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty. These areas include discount rates and growth rates with respect to impairment tests for goodwill, know how and rights in patents, as well as our liabilities for royalties to the Office of the Chief Scientist and to the minority interest. We base our estimates on historical experience, our observance of trends in particular areas and information or valuations and various other assumptions that we believe to be reasonable under the circumstances and which form the basis for making judgments about the carrying value of assets and liabilities that may not be readily apparent from other sources. Although management believes its estimates and payments are reasonable, actual amounts could differ significantly from amounts previously estimated.

Our significant accounting policies are more fully described in Note 2 to our audited consolidated financial statements and in Note 3 to our unaudited interim condensed consolidated financial statements, included elsewhere in this prospectus. However, as set forth below, certain of our accounting policies are particularly important to our financial position and results of operations.

Intangible Assets

Impairment of Non-financial Assets

Assets that have an indefinite useful life (e.g., goodwill) are not subject to amortization and are tested annually for impairment. Assets that are subject to depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows, or cash-generating units. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

We evaluate annually whether goodwill and other non-depreciated, intangible assets have suffered any impairment in accordance with the accounting policy stated above. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates. Even if the gross profit and growth rate, according to our estimates used to calculate the value of use of the cash-generating unit, would have been 10% and 1% lower, respectively, or if the discount rate used to calculate the value in use of the cash-generating entity would have been 2% higher, than management’s estimates as of December 31, 2009 and 2008 and as of March 31, 2010, no impairment of goodwill and other non-depreciated, intangible assets would have been required.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition or as a result of a transaction with minority interests. Goodwill is included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed.

Goodwill is allocated to cash-generating units that are not larger than operating segments for the purpose of impairment testing. The allocation is made to those cash-generating units (as defined below) or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. Based on a valuation of our cash-generating units by BDO Ziv Haft Consulting and Management Ltd., or BDO, we concluded that our goodwill was not impaired at December 31, 2009 and at March 31, 2010.

Computer Software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized using the straight line method over their estimated useful lives (three years). In 2009 and the first quarter of 2010, we amortized NIS 49 thousand (US$13 thousand) and NIS 17 thousand (US$5 thousand), respectively, for acquired computer software licenses.

Research and Development

Expenses associated with research and development are generally recognized as incurred. Capitalization of research and development expenses is subject to management’s judgment, and research and development costs that are directly attributable to the design and testing of new or improved products are recognized as intangible assets only if all of the following criteria are met:

•	it is technically feasible to complete the product so that it will be available for use;

•	our management intends to complete the development of the intangible assets and use or sell them;

•	there is an ability to use or sell the products derived from the intangible assets;

•	it can be demonstrated how the intangible asset will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and

•	the expenditure attributable to the intangible asset during its development can be reliably measured.

As of December 31, 2009 and March 31, 2010, we did not believe that all of the criteria set forth above had been met with respect to our products that were at the research and development stage and, accordingly, we did not capitalize any research and development expenses with respect to these products for these periods. If we had concluded that all of the criteria had been met, we would have capitalized our research and development expenses, which would have reduced our losses by NIS 13,193 thousand (US$3,553 thousand) in 2009, and by NIS 2,252 thousand (US$607 thousand) in the first quarter of 2010.

Acquisition of Know How, Rights in Patents and In-Process Research and Development Acquired

Know how, rights in patents and in-process research and development acquired are presented based on the fair value at the date of the acquisition and are not depreciated during the research and development period. Such assets are tested annually for impairment in accordance with IAS 36 “Impairment of Assets.” Commencing at the end of the development process, we depreciate the in-process research and development acquired over its remaining useful life.

Subsequent expenditures related to an in-process research and development project acquired separately or in a business combination and recognized as an intangible asset and incurred after the acquisition of that project are accounted for in accordance with the policy concerning research and development expenses. Based on an external study by BDO, we concluded that in-process research and development project acquired was not deemed to be impaired as of December 31, 2009 and as of March 31, 2010.

Finance Income and Finance Costs

In 2009 and the first quarter of 2010, our finance income and finance costs consisted primarily of exchange rate differences and interest income on short-term bank deposits. In 2008 and 2007, our finance income and finance costs consisted primarily of interest paid on convertible debentures and interest paid on an escrow account held with respect to our outstanding convertible debentures.

Foreign currency transactions are translated into NIS using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of comprehensive loss to “finance costs” and “finance income.”

Share-based Compensation

We operate a number of equity-settled, share-based compensation plans pursuant to which we receive services from employees and other service providers as consideration for equity instruments (warrants) of D. Medical or its subsidiaries. The fair value of the services received in exchange for the grant of the warrants is recognized as an expense in the statement of comprehensive loss, allocated between our research and development expenses and our general and administrative expenses. During the first quarter of 2010, our share-based compensation expense amounted to NIS 1,082 thousand (US$291 thousand). In 2009, 2008 and 2007, our share-based compensation expense amounted to NIS 1,718 thousand (US$463 thousand), NIS 1,930 thousand (US$520 thousand) and NIS 612 thousand (US$165 thousand), respectively.

In the case of share-based payments to employees, the total amount to be expensed is determined by reference to the fair value of the warrants granted (using the Black-Scholes model for option pricing). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

In the case of share-based payments for service received from service providers that are not employees, the amounts recognized as an expense in the statement of comprehensive loss are determined by reference to the fair value of the services received.

When the warrants are exercised, we or our relevant subsidiary issue new ordinary shares. The proceeds received, net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Derivative Financial Instruments

In connection with the issuance of our warrants in connection with our public offering of ordinary shares and warrants in January 2007, we recognized and classified the warrants as a liability in the statements of financial position. See “Description of Share Capital” for a more detailed description of these warrants. The warrants are presented as non-current liabilities in the statements of financial position (for a discussion with respect to the classification of this liability under non-current liabilities, as opposed to current liabilities, see Note 2(i) to the audited consolidated financial statements included elsewhere in this prospectus). Since this liability is a non-equity derivative financial instrument, it is classified as a financial liability at fair value through profit or loss. This liability is initially recognized at its fair value on the date the contract is entered into and subsequently accounted for at fair value. The fair value changes are charged to “fair value losses (gains) on warrants at fair value through profit or loss” in the statement of comprehensive loss. In the first quarter of 2010, our fair value loss (gain) on warrants at fair value amounted to a loss of NIS 2,469 thousand (US$665 thousand). In 2009, 2008 and 2007, our fair value loss (gains) on warrants at fair value amounted to a gain of NIS 244 thousand (US$ 66 thousand), a gain of NIS 7,950 thousand (US$2,141 thousand) and a loss of NIS 10,358 thousand (US$2,790 thousand), respectively. On March 31, 2010, the warrants expired. Prior to their expiration, warrants were exercised for an aggregate of 466,308 ordinary shares, resulting in aggregate gross proceeds to us of NIS 12,861 thousand (US$3,464 thousand). We currently do not have any outstanding publicly-traded warrants that are classified as non-equity derivative financial instrument.

Income Tax

Commencing in fiscal year 2008, our results of operations for tax purposes are accounted for at nominal values. Until the end of fiscal year 2007, our results of operations for tax purposes were measured in real terms, adjusted for any changes in the Israeli consumer price index, or CPI, based on the Israeli Inflationary Adjustments Law (1985).

Our income is taxed at the regular Israeli corporate tax rate. In accordance with the law for the Amendment of the Israeli Tax Ordinance (2005), a gradual decrease in the corporate tax rates was enacted and the corporate tax rate for 2007 and thereafter will be as follows: 2007—29%; 2008—27%; 2009—26%; and 2010 and thereafter—25%. On July 14, 2009, the Israeli parliament approved the 2009 Israel Economic Efficiency Law (Legislation amendments for applying the economic plan for 2009 and 2010) pursuant to which Israeli corporate tax rates were further reduced as follows: 2011—24%; 2012—23%; 2013—22%; 2014—21%; 2015—20%; and 2016 and thereafter—18%.

As of December 31, 2009 and March 31, 2010, we had a capital loss for tax purposes in the amount of NIS 46,158 thousand (US$12,431 thousand) and our consolidated carry-forward tax losses amounted to NIS 62,623 thousand (US$16,866 thousand). Deferred tax assets are recognized only to the extent that future utilization of the related loss carry-forward is probable. Based on our estimates and assumptions, it is not probable that taxable profits will be generated in the very near future because we have only recently commenced our sales operations and our research and development expenses continue to be substantial. Accordingly, we are not recording deferred income tax assets for the loss carry-forwards.

In accordance with the 2010 Amendment to the Israeli Tax Ordinance (No. 174-temporary order relating to tax years 2007, 2008 and 2009), published on February 4, 2010, IFRS standards will not be used for determining the taxable income for tax years 2007, 2008 and 2009, even if such standards were used to prepare our audited consolidated financial statements related to such years.

Office of the Chief Scientist

As per International Accounting Standard, or IAS, 20, “Accounting for Government Grants and Disclosure of Government Assistance,” these grants are defined as “forgivable loans.” If, upon the entitlement to receive the grant, there is reasonable assurance that the grants received will be repaid, then we must record a liability as a provision for royalties’ payments. In the event that, as of said date, there is no reasonable assurance that the grant will be repaid, then grants received should be recorded to the profit and loss as an offset of research and development expenses. In the event that, as of said date, grants were recorded to profit and loss and in subsequent periods, the probability to return the grant became “more likely than not,” then such liability will be recorded based on IAS 37 “Provisions, Contingent Liabilities and Contingent Assets,” which was reflected in our liabilities for 2008. See “—Other Expenses.”

Consolidated Statements of Comprehensive Loss Data

	Three months ended March 31,			Year ended December 31,
	2010	2010	2009	2009	2009	2008	2007
	(Unaudited)
	Convenience translation into US$	NIS		Convenience translation into US$	NIS
	(In thousands, except per share information)
CONTINUING OPERATIONS:
Sales	146	543	—	99	368	—	—
Cost of sales	349	1,298	—	177	657	—	—

Gross loss	203	755	—	78	289	—	—
Research and development expenses, net	607	2,252	3,056	3,553	13,193	14,658 *	8,759	*
Selling and marketing expenses	157	584	—	188	698	—	—
General and administrative expenses	694	2,577	816	1,498	5,563	3,045 *	2,720	*
Other (income) expenses, net	62	231	70	(192)	(714)	3,193	441

Operating loss	1,723	6,399	3,942	5,125	19,029	20,896	11,920

Registration costs	1,629	6,049	—	—	—	—	—
Finance income	(8)	(29)	(854)	(65)	(243)	(1,035)	(571)
Fair value losses (gains) on warrants at fair value through profit or loss	665	2,469	(390)	(66)	(244)	(7,950)	10,358
Finance costs	—	1	132	127	473	1,287	1,020

Finance (income) costs, net	657	2,441	(1,112)	(4)	(14)	(7,698)	10,807

LOSS AND TOTAL COMPREHENSIVE LOSS FOR THE YEAR	4,009	14,889	2,380	5,121	19,015	13,198	22,727

ATTRIBUTABLE TO:
Owners of the parent	3,863	14,345	2,495	4,965	18,435	10,040	20,744
Minority interest	146	544	335	156	580	3,158	1,983

	4,009	14,889	2,830	5,121	19,015	13,198	22,727

	US$	NIS		US$	NIS
LOSS PER SHARE ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY DURING THE YEAR:
Basic and diluted	0.72	2.69	0.57	1.05	3.89	2.41	5.87

*	Reclassified (2008-NIS 147,000 and 2007-NIS 75,000) in order to properly reflect the classification of shipment costs.

Three Months Ended March 31, 2010 Compared to Three Months Ended March 31, 2009

Sales. Sales of our Adi insulin pump, its related cartridges and our LightyDD infusion sets amounted to NIS 543 thousand (US$146 thousand) during the three months ended March 31, 2010. We had no sales for the three months ended March 31, 2009, during which period we were still focusing solely on our research and development operations.

Cost of Sales. Cost of sales for the three months ended March 31, 2010 amounted to NIS 1,298 thousand (US$349 thousand) and primarily included the cost of raw materials utilized in manufacturing our products and salaries and related expenses of employees primarily engaged in manufacturing activities. Since we only commenced sales during the fourth quarter of 2009, we had no cost of sales for the three months ended March 31, 2009.

Research and Development Expenses, net. Our research and development expenses, net for the three months ended March 31, 2010 were NIS 2,252 thousand (US$607 thousand) as compared to NIS 3,056 thousand (US$823 thousand) for the three months ended March 31, 2009, a decrease of NIS 804 thousand (US$217 thousand), or 26%. The decrease in research and development expenses, net in the first quarter of 2010 was primarily due to the termination of the employment of the then-chief executive officer of Nilimedix, who primarily engaged in research and development activities, and to the continued diversion of our resources from research and development operations to manufacturing and marketing activities.

Selling and marketing expenses. Our selling and marketing expenses for the three months ended March 31, 2010 amounted to NIS 584 thousand (US$157 thousand) and reflect salaries and related expenses of employees primarily engaged in pursuing relationships with distributors, potential strategic partners and key opinion leaders, and attending conferences. We had no selling and marketing expenses during the first quarter of 2009 because we were focused on research and development activities.

General and Administrative Expenses. Our general and administrative expenses for the three months ended March 31, 2010 were NIS 2,577 thousand (US$694 thousand), as compared to NIS 816 thousand (US$220 thousand) for the three months ended March 31, 2009, an increase of NIS 1,761 thousand (US$474 thousand), or 216%. General and administrative expenses during the first quarter of 2009 were insignificant due to our historical focus in research and development activities. The substantial increase in general and administrative expenses during the first quarter of 2010 is the result of our continued transition into a sales and marketing company, which entailed increased manufacturing and required additional managerial and administrative personnel, and the consolidation of NextGen, which reports high administrative expenses (including expenses related to directors’ compensation, audit and legal services and directors and officers insurance) as a result of being a public company. For details regarding our acquisition of NextGen, which we consummated in January 2010, see “Related Party Transactions – Transactions with our Affiliates and Associates – Transactions with Sindolor Medical.” General and administrative expenses in the first quarter of 2010 also include compensation costs in respect of warrants granted to our chief executive officer in 2009, salaries and compensation costs related to our managerial and administrative personnel, and administrative costs of NextGen.

Other (Income) Expenses, net. Our other (income) expenses, net for the three months ended March 31, 2010 were expenses of NIS 231 thousand (US$62 thousand) as compared to NIS 70 thousand (US$19 thousand) for the three months ended March 31, 2009, an increase of NIS 161 thousand (US$43 thousand), or 230%. Since the probability of generating revenues from sales substantially increased in the first quarter of 2010 as compared to the first quarter of 2009, the net present value of future payments of royalties to the Office of the Chief Scientist has increased substantially.

Operating Loss. As a result of the foregoing, our operating loss for the three months ended March 31, 2010 was NIS 6,399 thousand (US$ 1,723 thousand) as compared to an operating loss of NIS 3,942 thousand (US$1,062 thousand) for the three months ended march 31, 2009, an increase of NIS 2,457 thousand (US$662 thousand), or 63%.

Registration Costs. During the three months ended March 31, 2010, we incurred registration costs of NIS 6,049 thousand (US$1,629 thousand). These costs were incurred in connection with the acquisition of NextGen and a subsequent exercise of rights to purchase shares of NextGen as part of a rights offering of NextGen’s shares, all occurring during the first quarter of 2010. For a description of these transactions, see “Related Party Transactions – Transactions with our Affiliates and Associates – Transactions with Sindolor Medical.” We had no registration costs during the three months ended March 31, 2009. The rights associated with NextGen’s stock exchange registration, amounting to NIS 5,889 thousand (US$1,586 thousand), are contractual in nature and therefore represent an identifiable intangible item. However, since it is unlikely that future economic benefits associated with such rights will flow to us, they do not qualify for capitalization in accordance with IAS 38 and we recognize their costs as an expense (registration costs).

Finance Income. Our finance income for the three months ended March 31, 2010 was NIS 29 thousand (US$8 thousand) as compared to NIS 854 thousand (US$230 thousand) for the three months ended March 31, 2009, a decrease of NIS 825 thousand (US$222 thousand), or 97%. Finance income for the three months ended March 31, 2010 was primarily composed of interest income on bank deposits, while finance income for the three months ended March 31, 2009 was primarily the result of gains on dollar-linked bank deposits resulting from a 10% increase in the U.S. dollar to NIS exchange rate.

Finance Costs. Our finance costs for the three months ended March 31, 2010 were NIS 1 thousand (US$0.27 thousand) as compared to NIS 132 thousand (US$36 thousand) for the three months ended March 31, 2009, a decrease of NIS 131 thousand (US$36 thousand), or 99%. Finance costs for the three months ended March 31, 2010 were primarily composed of bank commissions, while the finance costs for the three months ended March 31, 2009 were primarily composed of losses on exchange rate fluctuations and accrued interest on our liability to the Office of the Chief Scientist.

Fair Value Losses (Gains) on Warrants at Fair Value Through Profit or Loss. Fair value losses (gains) on warrants at fair value through profit or loss for the three months ended March 31, 2010 were losses of NIS 2,469 thousand (US$665 thousand) as compared to gains of NIS 390 thousand (US$105 thousand) for the three months ended March 31, 2009. During the first quarter of 2010, most of the remaining warrants with respect to which fair value losses (gains) are recorded were exercised and the remaining warrants expired. Increases in the market value of the warrants at their dates of exercise during the first quarter of 2010 resulted in fair value losses on warrants at fair value through profit or loss. See “Application of Critical Accounting Policies—Derivative Financial Instruments.”

Loss and Total Comprehensive Loss. As a result of the foregoing, our loss and total comprehensive loss for the three months ended March 31, 2010 was NIS 14,889 thousand (US$4,009 thousand) as compared to NIS 2,830 thousand (US$762 thousand) for the three months ended March 31, 2009, an increase of NIS 12,059 thousand (US$3,248 thousand), or 426%.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Sales. We commenced sales of our Adi insulin pumps, its related cartridges and our LightyDD infusion sets in the fourth quarter of 2009. Sales of these products amounted to NIS 368 thousand (US$99 thousand) during that period. We had no sales for the year ended December 31, 2008, during which period we were focusing solely on our research and development operations.

Cost of Sales. Cost of sales for the year ended December 31, 2009 amounted to NIS 657 thousand (US$177 thousand). We had no cost of sales for the year ended December 31, 2008, during which period no sales occurred. Cost of sales for the year ended December 31, 2009 primarily included the cost of raw materials utilized in manufacturing our products and salaries and related expenses of employees primarily engaged in manufacturing activities, which amounted to NIS 155 thousand (US$42 thousand) and NIS 433 thousand (US$117 thousand), respectively.

Research and Development Expenses, net. Our research and development expenses, net for the year ended December 31, 2009 were NIS 13,193 thousand (US$3,553 thousand), as compared to NIS 14,658 thousand (US$3,948 thousand) for the year ended December 31, 2008, a decrease of NIS 1,465 thousand (US$395 thousand), or 10%. The decrease in research and development expenses, net between 2008 and 2009 was primarily due to compensation costs in respect of warrants granted in 2008 (a difference of NIS 1,708 thousand (US$460 thousand)), as well as decreases in materials and subcontractors (a decrease of NIS 1,991 thousand

(US$536 thousand)), partially offset by increases in other salaries and related expenses (an increase of NIS 1,030 thousand (US$277 thousand)). In 2008, the then-Chief Executive Officer of Nilimedix, who was primarily engaged in research and development activities was granted warrants at a par value exercise price, resulting in a one-time expense of NIS 1,581 thousand (US$426 thousand). The decrease in materials and subcontractors is attributable to our decision in late 2009 to focus our efforts on a smaller number of research and development projects. Our research and development expenses during 2009 and 2008 were primarily attributable to the insulin pumps and amounted to NIS 8,112 thousand (US$2,185 thousand) and NIS 9,131 thousand (US$2,459 thousand), respectively. Our other research and development expenses during 2008 and 2009 related to: (i) our continuous glucose monitoring system project in the amounts of NIS 1,736 thousand (US$468 thousand) and NIS 2,045 thousand (US$551 thousand), respectively; (ii) our infusion sets in the amounts of NIS 1,206 thousand (US$325 thousand) and NIS 1,837 thousand (US$495 thousand), respectively; and (iii) the pain alleviation technology being developed by Sindolor Medical in the amounts of NIS 2,585 thousand (US$696 thousand) and NIS 1,199 thousand (US$323 thousand), respectively.

Selling and Marketing Expenses. Our selling and marketing expenses for the year ended December 31, 2009 were NIS 698 thousand (US$188 thousand) and were attributable to the commencement of our sales in Europe. Until late 2009, we were focused solely on research and development activities and, therefore, had no selling and marketing expenses for the year ended December 31, 2008. Our selling and marketing expenses consisted primarily of salary expenses and expenditures relating to travel, conferences and exhibitions, which amounted to NIS 280 thousand (US$75 thousand) and NIS 324 thousand (US$87.2 thousand), respectively.

General and Administrative Expenses. Our general and administrative expenses for the year ended December 31, 2009 were NIS 5,563 thousand (US$1,498 thousand ), as compared to NIS 3,045 thousand (US$820 thousand) for the year ended December 31, 2008, an increase of NIS 2,518 thousand (US$678 thousand), or 82.7%. The increase in general and administrative expenses in 2009 is partially attributable to increased salaries and compensation costs related to the hiring of our chief executive officer, chief financial officer and chief operating officer during the third and fourth quarters of 2009 and compensation costs in respect of warrants granted to these and other executives in the amount of NIS 2,173 thousand (US$585 thousand). Our general and administrative expenses also increased in 2009 by NIS 31 thousand (US$8 thousand) due to increased office and related expenses attributable to the relocation of our operations to Tirat Hacarmel near Haifa, Israel. In addition, we are obligated to pay rent on our previous facility until September 2010, for which we fully provided NIS 143 thousand (US$39 thousand) under office and related expenses for 2009.

Other (Income) Expenses, net. Our other (income) expenses, net for the year ended December 31, 2009 were income of NIS 714 thousand (US$192 thousand), as compared to expenses of NIS 3,193 thousand (US$860 thousand) for the year ended December 31, 2008. Other (income) expenses, net for the year ended December 31, 2009 were attributable to an adjustment of the net present value of future payments of royalties owed to the Office of the Chief Scientist for total income of NIS 1,214 thousand (US$327 thousand) resulting from new grants received from the Office of the Chief Scientist during 2009 and a change in our estimated income during the forthcoming years. The change in our estimated income also caused a decrease in our estimated liability to the Office of the Chief Scientist. We have estimated future payments of royalties to the Office of the Chief Scientist at a rate of 3 to 3.5%. After we commenced sales in 2009, we were able to update our estimate of the expected income during the forthcoming years and changed our estimated income accordingly. We reflected this by projecting slower growth over an extended period of time. The income from the decrease in our liability to the Office of the Chief Scientist was offset by costs related to the acquisition of NextGen, which closed in early 2010, and costs related to several public and private placements of our ordinary shares for a total of NIS 500 thousand (US$135 thousand). Other (income) expenses, net for the year ended December 31, 2008 were attributable to the first-time provision for royalties owed to the Office of the Chief Scientist because 2008 was the first fiscal year during which the probability that we would be required to repay the grants became “more likely than not.” The total provision in 2008 for royalty payments owed to the Office of the Chief Scientist was NIS 3,193 thousand (US$860 thousand).

Operating Loss. As a result of the foregoing, our operating loss for the year ended December 31, 2009 was NIS 19,029 thousand (US$5,125 thousand), as compared to an operating loss of NIS 20,896 thousand (US$5,628 thousand) for the year ended December 31, 2008, a decrease of NIS 1,867 thousand (US$503 thousand), or 9%.

Finance Income. Our finance income for the year ended December 31, 2009 was NIS 243 thousand (US$65 thousand), as compared to NIS 1,035 thousand (US$279 thousand) for the year ended December 31, 2008, a decrease of NIS 792 thousand (US$213 thousand), or 76%. Finance income for the year ended December 31, 2009 was primarily composed of gains from exchange rate fluctuations, whereas finance income for the year ended December 31, 2008 was primarily composed of interest income on bank deposits.

Finance Costs. Our finance costs for the year ended December 31, 2009 were NIS 473 thousand (US$127 thousand), as compared to NIS 1,287 thousand (US$347 thousand) for the year ended December 31, 2008, a decrease of NIS 814 thousand (US$219 thousand), or 63%. Finance costs for the year ended December 31, 2009 were primarily composed of losses on exchange rate fluctuations and accrued interest on our liability to the Office of the Chief Scientist. The finance costs for the year ended December 31, 2008 were primarily composed of amortization costs of our convertible debentures issued in 2007, which were subsequently converted during 2007 and 2008.

Fair Value Losses on Warrants at Fair Value Through Profit Or Loss. Fair value losses on warrants at fair value through profit or loss for the year ended December 31, 2009 were NIS 244 thousand (US$66 thousand), as compared to NIS 7,950 thousand (US$2,141 thousand) for the year ended December 31, 2008, a decrease of NIS 7,706 thousand (US$2,075 thousand), or 97%, due to changes in the market value of the warrants. See “Application of Critical Accounting Policies—Derivative Financial Instruments.”

Loss and Total Comprehensive Loss. As a result of the foregoing, our loss and total comprehensive loss for the year ended December 31, 2009 was NIS 19,015 thousand (US$5,121 thousand), as compared to NIS 13,198 thousand (US$3,555 thousand) for the year ended December 31, 2008, an increase of NIS 5,817 thousand (US$1,567 thousand), or 44%.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Research and Development Expenses, net. Our research and development expenses, net for the year ended December 31, 2008 were NIS 14,658 thousand (US$3,948 thousand), as compared to NIS 8,759 thousand (US$2,359 thousand) for the year ended December 31, 2007, an increase of NIS 5,899 thousand (US$1,589 thousand), or 67.3%. This increase is attributable to the expansion of our research and development activities in 2008, including a substantial increase in the number of employees and subcontractors engaged in research and development activities. The increase in compensation costs in respect of warrants was NIS 1,473 thousand (US$397 thousand) in 2008, primarily due to the warrants granted at a par value exercise price to the then-Chief Executive Officer of Nilimedix, who primarily engaged in research and development activities. The increase in salary and related expenses from 2007 to 2008 was NIS 1,611 thousand (US$434 thousand).

General and Administrative Expenses. Our general and administrative expenses for the year ended December 31, 2008 were NIS 3,045 thousand (US$820 thousand), as compared to NIS 2,720 thousand (US$733 thousand) for the year ended December 31, 2007, an increase of NIS 325 thousand (US$88 thousand), or 12%. This increase in general and administrative expenses in 2008 is primarily attributable to increased salary and related expenses of executive and administrative personnel by NIS 476 thousand (US$128 thousand) compared to 2007.

Other (Income) Expenses, net. Our other (income) expenses, net for the year ended December 31, 2008 were NIS 3,193 thousand (US$860 thousand), as compared to NIS 441 thousand (US$119 thousand) for the year ended December 31, 2007. Other (income) expenses, net in 2008 were attributable to the first-time provision for royalties owed to the Office of the Chief Scientist, while the other (income) expenses, net in 2007 were attributable to costs related to an issuance of our ordinary shares.

Operating Loss. As a result of the foregoing, our operating loss for the year ended December 31, 2008 was NIS 20,896 thousand (US$5,628 thousand), as compared to NIS 11,920 thousand (US$3,210 thousand) for the year ended December 31, 2007, an increase of NIS 8,976 thousand (US$2,417 thousand), or 75%.

Finance Income. Our finance income for the year ended December 31, 2008 was NIS 1,035 thousand (US$279 thousand), as compared to NIS 571 thousand (US$154 thousand) for the year ended December 31, 2007, an increase of NIS 464 thousand (US$125 thousand), or 81%. Finance income for the years 2008 and 2007 was composed of interest income on bank deposits, and the increase in 2008 compared to 2007 was primarily attributable to a little more than a 100% increase in interest income on short-term bank deposits.

Finance Costs. Our finance costs for the year ended December 31, 2008 were NIS 1,287 thousand (US$347 thousand), as compared to NIS 1,020 thousand (US$275 thousand) for the year ended December 31, 2007, an increase of NIS 267 thousand (US$72 thousand), or 26%. Finance costs for the years ended December 31, 2008 and 2007 were primarily composed of losses on exchange rate fluctuations, which were substantially higher in 2008 compared to 2007, and of the amortization over a two-year period of our convertible debentures issued during 2007, which were subsequently converted during 2007 and 2008.

Fair Value Losses (Gains) on Warrants at Fair Value Through Profit Or Loss. Fair value losses (gains) on warrants at fair value through profit or loss for the year ended December 31, 2008 were losses of NIS 7,950 thousand (US$2,141 thousand), as compared to gains of NIS 10,358 thousand (US$2,790 thousand) for the year ended December 31, 2007, a change of NIS 18,308 thousand (US$4,931 thousand), or 177% due to changes in the market value of the warrants. See “—Derivative Financial Instruments.”

Loss and Total Comprehensive Loss. As a result of the foregoing, our loss and total comprehensive loss was NIS 13,198 thousand (US$3,555 thousand) for the year ended December 31, 2008, as compared to NIS 22,727 thousand (US$6,121 thousand) for the year ended December 31, 2007, an increase of NIS 9,529 thousand (US$2,566 thousand), or 42%.

Quarterly Results of Operations

The following table presents our unaudited quarterly results of operations for the nine quarters in the period ended March 31, 2010. This unaudited information has been prepared on the same basis as our annual audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the unaudited information for the fiscal quarters presented. You should read this information together with the audited consolidated financial statements and the related notes included elsewhere in this prospectus. The operating results for any fiscal quarter are not necessarily indicative of the results for any future fiscal quarters or for a full fiscal year.

	Q1/10	Q4/09	Q3/09	Q2/09	Q1/09	Q4/08	Q3/08	Q2/08	Q1/08
	(Unaudited)
	NIS (In thousands)
Sales	543	368	—	—	—	—	—	—	—
Cost of sales	1,298	657	—	—	—	—	—	—	—

	755	289	—	—	—	—	—	—	—
Research and development expenses, net	2,252	3,010	3,990	3,137	3,056	3,962	2,666	3,786	4,244
Selling, general and administrative expenses	3,161	2,646	1,460	1,339	816	923	844	631	647
Other (income) expenses, net	231	(836)	248	(196)	70	3,193	—	—	—

Operating loss	6,399	5,109	5,698	4,280	3,942	8,078	3,510	4,417	4,891
Registration costs	6,049	—	—	—	—	—	—	—	—
Finance income	(29)	(665)	(36)	(16)	(854)	(280)	(234)	(255)	(266)
Fair value losses (gains) on warrants at fair value through profit or loss	2,469	(3,094)	(1,215)	4,455	(390)	(1,560)	(5,640)	2,250	(3,000)
Finance costs	1	389	177	551	132	477	—	778	986

Total loss	14,889	2,291	4,624	9,270	2,830	5,761	(2,364)	7,190	2,611

Our operating results are difficult to forecast and will fluctuate, and we believe that period-to-period comparisons of our operating results will not necessarily be meaningful. See “Risk Factors—We may experience significant fluctuations in our quarterly results of operations, which could cause us to miss expectations about these results and cause the trading price of our ordinary shares to decline.”

Liquidity and Capital Resources

Since commencing our operations as a medical device company in 2004 through March 31, 2010, we have funded our operations primarily through private placements and public offerings of our ordinary shares, and grants from the Office of the Chief Scientist in the aggregate amount of NIS 7,422 thousand (US$1,999 thousand). During the year ended December 31, 2009, we received grants from the Office of the Chief Scientist totaling NIS 3,003 thousand (US$809 thousand). As of March 31, 2010, we had working capital of NIS 34,854 thousand (US$9,387 thousand), and our primary source of liquidity was cash and cash equivalents in the amount of NIS 37,534 thousand (US$10,109 thousand). As of December 31, 2009 and 2008, we had working capital of NIS 22,435 thousand (US$6,042 thousand) and NIS 18,412 thousand (US$4,959 thousand), respectively, and our primary source of liquidity was cash and cash equivalents in the amount of NIS 24,388 thousand (US$6,568 thousand) and NIS 17,503 thousand (US$4,714 thousand), respectively.

We believe that our current cash balances will be sufficient to meet our anticipated cash requirements for the coming year. If existing cash and cash generated from operations are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or obtain a credit facility. We can provide no assurance that we will not require additional capital beyond the amounts currently forecasted by us or that any such required additional capital will be available on reasonable terms, if at all.

Historical Cash Flows

	Year ended December 31,
	2009	2009	2008	2007
	Convenience translation into US$	NIS
	(In thousands)
Net cash used in operating activities	(4,282)	(15,902)	(13,964)	(10,551)
Net cash provided by (used in) investing activities	105	392	(3,590)	(974)
Net cash generated from financing activities	5,989	22,239	13,869	25,126
Net increase (decrease) in cash and cash equivalents	1,812	6,729	(3,685)	13,601

	Three months ended March 31,
	2010	2010	2009
	(Unaudited)
	Convenience translation into US$	NIS
	(In thousands)
Net cash used in operating activities	(1,587)	(5,891)	(3,461)
Net cash provided by (used in) investing activities	38	141	(3,265)
Net cash generated from financing activities	5,098	18,925	—
Net increase (decrease) in cash and cash equivalents	3,549	13,175	(6,726)

Operating Activities

Net cash used in operating activities in the three months ended March 31, 2010 was NIS 5,891 thousand (US$1,587 thousand), as compared to NIS 3,461 thousand (US$932 thousand) in the three months ended March 31, 2009. Net cash used in operating activities in 2009 was NIS 15,902 thousand (US$4,283 thousand), as compared to NIS 13,964 thousand (US$3,761 thousand) and NIS 10,551 thousand (US$2,842 thousand) in 2008 and 2007, respectively. The increases in net cash used in operating activities in 2009 and in the three months ended March 31, 2010 primarily reflect the increases in operating losses from 2008 to 2009 and from the first quarter of 2009 to the first quarter of 2010.

Investing Activities

Net cash provided by investing activities in the three months ended March 31, 2010 was NIS 141 thousand (US$38 thousand) as compared to net cash used in investing activities of NIS 3,265 thousand (US$879 thousand) in the three months ended March 31, 2009. Net cash provided by investing activities in the three months ended March 31, 2010 is attributable to repayments of a loan previously provided to an employee and short-term deposits, which repayments were offset by capital expenditures of NIS 274 thousand (US$74 thousand). Capital expenditures in the three months ended March 31, 2010 primarily include expenditures required for our expanded manufacturing activities. Net cash used in investing activities in the three months ended March 31, 2009 is attributable to investments in short-term deposits and capital expenditures, which primarily included expenditures relating to the relocation to our new facility in Tirat Hacarmel.

Net cash provided by investing activities in 2009 was NIS 392 thousand (US$105 thousand), as compared to net cash used in operating activities of NIS 3,590 thousand (US$967 thousand) and NIS 974 thousand (US$262 thousand) in 2008 and 2007, respectively. Our capital expenditures in 2009 of NIS 1,543 thousand (US$416 thousand), as compared to NIS 501 thousand (US$135 thousand) and NIS 225 thousand (US$61 thousand) in 2008 and 2007, respectively, were offset by the repayment of short-term bank deposits. Our capital expenditures in 2009 reflect an increase in our scope of operations and primarily include expenditures relating to the relocation to our new facility in Tirat Hacarmel, including expenditures required for our clean room and machinery used for manufacturing. Net cash used in investing activities in 2008 was primarily affected by an investment in short-term bank deposits and, in 2009, the repayment of such deposits.

Financing Activities

Net cash generated from financing activities in the three months ended March 31, 2010 was NIS 18,925 thousand (US$5,098 thousand), comprised primarily of proceeds from the exercise of warrants to purchase our ordinary shares (amounting to NIS 14,591 thousand (US$3,930 thousand)), net proceeds from the issuance of shares of NextGen through a rights offering, and the amount of cash NextGen had when we acquired it, partially offset by deferred charges incurred in connection with this offering which will be attributed to equity if and when this offering is completed. For details regarding our acquisition of NextGen, which we consummated in January 2010, and the rights offering in NextGen, which was consummated in March 2010, see “Related Party Transactions—Transactions with our Affiliates and Associates—Transactions with Sindolor Medical.” We did not generate cash from financing activities during the first quarter of 2009.

Net cash generated from financing activities in 2009 was NIS 22,239 thousand (US$5,989 thousand), comprised primarily of proceeds from the issuance of our ordinary shares and warrants, as compared to NIS 13,869 thousand (US$3,735 thousand) and NIS 25,126 thousand (US$6,767 thousand) in 2008 and 2007, respectively. Net cash generated from financing activities in 2008 was primarily affected by the conversion of convertible debentures into ordinary shares and the subsequent release of the restricted deposit held to secure the debentures. Net cash generated from financing activities in 2007 was comprised primarily of proceeds from the issuance of our ordinary shares and from the exercise of warrants.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2009:

	Payments Due by Period
Contractual Commitments	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	NIS (In thousands)
Operating leases:
Facility (1)	2,056	511	1,147	398	—
Vehicles (2)	128	128	—	—	—
Other long-term liabilities reflected on the company’s balance sheets:
Liability to minority interest (3)	3,085	46	1,217	1,822	—
Office of the Chief Scientist (4)	4,183	135	4,048	—	—

Total	9,452	820	6,412	2,220	—

(1)	Includes the lease of our current Tirat Hacarmel facility and the lease of our previous facilities in Matam, Haifa, which is due to expire in September 2010. As of December 31, 2009, we had no contractual obligations with respect to our facilities in Ramat-Gan. However, during 2010, we became contractually obligated under our Ramat-Gan lease to pay NIS 48 thousand (US$13 thousand) over a one-year period ending on December 31, 2010. See also “Related Party Transactions—Transactions with Our Directors and Principal Officers” for a description of our obligations with respect to our facilities in Ramat-Gan.
(2)	We lease cars for the use of our employees. These leases may be terminated at any time, subject to the payment of early termination fees, which amount to between two and four months of lease payments. The amounts shown above reflect the potential liability if all car leases were terminated.
(3)	Relates to our obligation to pay royalties to the minority shareholders of Nilimedix pursuant to our February 6, 2005 agreement with Nilimedix and Avraham Shkalim. This obligation expires upon the exercise of these shareholders’ rights to convert their ordinary shares of Nilimedix into our ordinary shares. As of the date hereof, all shareholders have committed to convert their ordinary shares, but the conversion of such shares is subject to the receipt of certain approvals, including a pre-ruling of the Israeli Tax Authority allowing the shareholders to postpone tax payment. For a more detailed description of this agreement, see “Related Party Transactions—Transactions with Our Affiliates and Associates—Transactions with Nilimedix.”
(4)	See “—Office of the Chief Scientist.”

Recent Accounting Pronouncements

Warrants of Subsidiaries

IAS 27 (revised), “consolidated and separate financial statements,” (effective from July 1, 2009), requires that the effects of all transactions with non-controlling interests be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. IAS 27 (revised) also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. We have applied IAS 27 (revised) prospectively to transactions with non-controlling interests from January 1, 2010.

IAS 27 (revised) determines that D. Medical’s portion in the equity fund due from the issuance of warrants of subsidiaries should be classified as a non-controlling equity rights. The effect of this change was as follows:

	March 31, 2009			December 31, 2009
	(Unaudited)
	As previously reported	Effect of retrospective change	As reported in the current statement	As previously reported	Effect of retrospective change	As reported in the current statement
	NIS
	(In thousands)
Effect on equity:
Warrants	144,984	(239)	144,745	167,737	(382)	167,355

Minority interest	399	239	638	207	382	589

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosure of Market Risks

Exchange Rate Risk

Some of our assets and liabilities are affected by fluctuations in the exchange rate between the NIS and the U.S. dollar and between the NIS and the Euro. For example, our obligation to pay royalties to the Office of the Chief Scientist is linked to the U.S. dollar and some of our suppliers are located in Europe and require payment in Euros.

As of March 31, 2010, our total liabilities, net linked to the U.S. dollar amounted to NIS 5,620 thousand (US$1,514 thousand). An increase of 5% in the exchange rate between the NIS and the U.S. dollar would cause an exchange rate loss of NIS 281 thousand (US$76 thousand), while an increase of 10% in the exchange rate between the NIS and the U.S. dollar would cause an exchange rate loss of NIS 562 thousand (US$151 thousand). A decrease of 5% in the exchange rate between the NIS and the U.S. dollar would cause an exchange rate gain of NIS 281 thousand (US$76 thousand), while a decrease of 10% in the exchange rate between the NIS and the U.S. dollar would cause an exchange rate gain of NIS 562 thousand (US$151 thousand).

As of December 31, 2009, our total assets, net linked to the Euro amounted to NIS 604 thousand (US$163 thousand). An increase of 5% in the exchange rate between the NIS and the Euro would cause an exchange rate gain of NIS 30 thousand (US$8 thousand), while an increase of 10% in the exchange rate between the NIS and the Euro would cause an exchange rate gain of NIS 60 thousand (US$16 thousand). A decrease of 5% in the exchange rate between the NIS and the Euro would cause an exchange rate loss of NIS 30 thousand (US$8 thousand), while a decrease of 10% in the exchange rate between the NIS and the Euro would cause an exchange rate loss of NIS 60 thousand (US$16 thousand). The above analysis is based on the exchange rate between the NIS and the Euro as of March 31, 2010, which was 1 Euro = NIS 4.9905

During 2008 and 2009, the exchange rate between the NIS and the U.S. dollar decreased by 1.1% and 0.7%, respectively, and further decreased by 1.6% during the first quarter of 2010. During 2008, the exchange rate between the NIS and the Euro decreased by 6.4%, and during 2009, the exchange rate between the NIS and the Euro increased by 2.7%. During the first quarter of 2010, the exchange rate between the NIS and the Euro decreased by 8.3%.

To date, we have not hedged the risks associated with fluctuations in currency exchange rates.

Interest Rate Risk

Our obligation to pay royalties to the Office of the Chief Scientist is linked to LIBOR and we are therefore exposed to changes in LIBOR.

As of March 31, 2010, we reported a total liability of NIS 4,572 thousand (US$1,231 thousand) with respect to our obligation to pay royalties to the Office of the Chief Scientist. A 25% increase in LIBOR would cause an interest rate loss of NIS 43 thousand (US$12 thousand), while a 50% increase in LIBOR would cause an interest rate loss of NIS 87 thousand (US$23 thousand). A 25% decrease in LIBOR would cause an interest rate gain of NIS 44 thousand (US$12 thousand), while a 50% decrease in LIBOR would cause an interest rate gain of NIS 86 thousand (US$23 thousand). The above analysis is based on LIBOR as of March 31, 2010, which was 0.98%.

In addition, we intend to invest our cash balances, including certain of the net proceeds from this offering pending their ultimate use, primarily in bank deposits and securities issued by the U.S. and Israeli governments. We are exposed to market risks resulting from changes in interest rates relating primarily to our financial investments in cash and deposits. We do not use derivative financial instruments to limit exposure to interest rate risk. Our interest gains may decline in the future as a result of changes in the financial markets; however, we believe any such potential loss would be immaterial to us.

Capitalization

Our obligation to pay royalties to the Office of the Chief Scientist and to Nilimedix’ minority shareholders is reported on a capitalized basis. The net present value of these liabilities is dependent upon our estimates and assumptions as to future revenues and interest rates and the risk that we will not meet such estimates. Based on such estimates and assumptions, we are using a capitalization rate of 15% to calculate the present value of future payments to the Office of the Chief Scientist and royalties to Nilimedix’ minority shareholders. Market conditions and risks could result in a change of our estimates and assumptions as to future revenues and interest rates, which would affect our rate of capitalization.

As of March 31, 2010, we reported a total liability of NIS 4,572 thousand (US$1,231 thousand) with respect to our obligation to pay royalties to the Office of the Chief Scientist and a liability of NIS 3,101 thousand (US$835 thousand) with respect to our obligation to pay royalties to Nilimedix’ minority shareholders. A 25% increase in the rate of capitalization would decrease our liabilities by NIS 620 thousand (US$167 thousand), while a 50% increase in the rate of capitalization would decrease our liabilities by NIS 1,363 thousand (US$367 thousand). A 25% decrease in the rate of capitalization would increase our liabilities by NIS 1,280 thousand (US$345 thousand), while a 50% decrease in the rate of capitalization would increase our liabilities by NIS 2,503 thousand (US$674 thousand). For a description of our obligation to pay royalties to Nilimedix’ minority shareholders, see Note 16 to our audited consolidated financial statements included elsewhere in this prospectus.

INDUSTRY

Understanding Diabetes

Diabetes is a chronic, life-threatening disease for which there is no known cure. Diabetes is caused by the body’s inability to produce or effectively utilize the hormone insulin, which prevents the body from adequately regulating blood glucose levels.

Glucose is the primary source of energy for cells and must be maintained at certain concentrations in the blood so that cells can function optimally. Normally, the pancreas controls blood glucose levels by secreting the hormone insulin to lower blood glucose levels when concentrations are too high. In people with diabetes, the pancreas does not produce sufficient levels of insulin, or the body fails to utilize insulin effectively, causing blood glucose concentrations to rise to abnormally high levels. This condition is called hyperglycemia and can lead to serious chronic long-term complications, such as heart disease, limb amputations, loss of kidney function and blindness. To prevent high blood glucose levels, people with diabetes often administer insulin in an effort to normalize blood glucose levels. Unfortunately, the administration of insulin can drive blood glucose levels too low, resulting in hypoglycemia. In cases of severe hypoglycemia, diabetes patients risk acute complications, such as loss of consciousness or even death. Due to the drastic nature of the acute complications associated with hypoglycemia, many diabetes patients are afraid of lowering their blood glucose levels. Consequently, these patients often remain in a hyperglycemic state, exposing themselves to the long-term chronic complications discussed above.

According to the ADA, (i) diabetes was the seventh leading cause of death listed on U.S. death certificates for adults in 2006, (ii) adults with diabetes are subject to a substantially higher risk of suffering a stroke or dying from a heart disease than adults who do not have diabetes, (iii) diabetes is the leading cause of new cases of blindness among adults aged 20 to 74 and is the leading cause of kidney failure, accounting for 44% of new cases in 2005, (iv) approximately 60 to 70% of people with diabetes have mild to severe forms of nervous system damage, and (v) more than 60% of non-traumatic lower-limb amputations occur in people with diabetes.

Diabetes is typically classified into two categories: Type 1 diabetes (previously called insulin-dependent diabetes mellitus or juvenile-onset diabetes) and Type 2 diabetes (previously called non-insulin-dependent diabetes mellitus or adult-onset diabetes), which account for 5 to 10% and 90 to 95%, respectively, of all diagnosed diabetes cases in the United States. Type 1 diabetes patients must take insulin daily, while Type 2 diabetes patients may require diet and nutrition management, exercise, oral medications and/or the administration of insulin to regulate blood glucose levels.

According to the National Diabetes Information Clearing House, or the NDICH, a unit of the National Health Institute, Type 1 diabetes:

•	is not currently preventable;

•	develops when the body’s immune system destroys pancreatic beta cells, the only cells in the body that produce insulin;

•	usually strikes children and young adults (although diabetes can occur at any age); and

•	may be caused by autoimmune, genetic or environmental factors, such as viruses.

According to the NDICH, Type 2 diabetes:

•

usually begins as insulin resistance, a disorder in which (i) cells do not use insulin properly and require larger than normal amounts of insulin to function normally, and (ii) the pancreas gradually loses its ability to produce insulin; and

•	is associated with older age, obesity, a family history of diabetes, a history of gestational diabetes, impaired glucose metabolism, physical inactivity and race/ethnicity.

Although still rare, Type 2 diabetes in children and adolescents is being diagnosed more frequently.

Worldwide Prevalence of Diabetes

The IDF estimates that diabetes currently affects 285 million people worldwide and that by 2030, 438 million people will be affected by diabetes worldwide. The rising prevalence of diabetes – the IDF estimated that diabetes affected 151 million people worldwide in 2000 –  is likely to be primarily due to rapid cultural and social changes, including aging populations, increasing urbanization, dietary changes, reduced physical activity and other unhealthy lifestyle and behavioral patterns.

The following table presents projected regional estimates for diabetes in persons aged 20 to 79 in 2010 and 2030:

	2010			2030			2010/2030
Region	Population	No. of people with diabetes	Comparative diabetes prevalence	Population	No. of people with diabetes	Comparative diabetes prevalence	Increase in the no. of people with diabetes
	(In millions)	(In millions)	(%)	(In millions)	(In millions)	(%)	(%)
North America & Caribbean	320	37.4	10.2	390	53.2	12.1	42.4
Middle East and North Africa	344	26.6	9.3	533	51.7	10.8	93.9
South-East Asia (1)	838	58.7	7.6	1,200	101.0	9.1	72.1
Europe (2)	646	55.4	6.9	659	66.5	8.1	20.0
South and Central America	287	18.0	6.6	382	29.6	7.8	65.1
Western Pacific (3)	1,531	76.7	4.7	1,772	112.8	5.7	47.0
Africa	379	12.1	3.8	653	23.9	4.7	98.1

Total	4,345	284.6	6.4	5,589	438.4	7.7	54.0

Source: IDF.

(1)	The South-East Asia region includes, among other countries, India.
(2)	The Europe region includes Russia.
(3)	The Western Pacific region includes, among other countries, China.

Cost of Treatment

According to the Diabetes Atlas, estimated global healthcare expenditures associated with the treatment and prevention of diabetes and its complications are expected to total at least US$376 billion in 2010. By 2030, this number is projected to exceed US$490 billion.

In addition, the Diabetes Atlas estimates that there is a large disparity in spending for diabetes treatment among regions and countries with more than 80% of estimated global diabetes expenditures made in higher income countries rather than in lower- and middle-income countries where over 70% of people with diabetes live.

The following table presents projected diabetes-related regional healthcare expenditures in 2010 and 2030:

Region	2010	2030
	(In US$ billions)	(In US$ billions)
North America & Caribbean	214.2	288.7
Middle East and North Africa	5.6	11.4
South-East Asia (1)	3.1	5.3
Europe (2)	105.5	124.6
South and Central America	8.1	13.2
Western Pacific (3)	38.2	44.8
Africa	1.4	2.0

Source: The Diabetes Atlas

(1)	The South-East Asia region includes, among other countries, India, Bangladesh, Nepal and Sri Lanka.
(2)	The Europe region includes Russia.
(3)	The Western Pacific region includes, among other countries, China, Indonesia, Australia, Japan, Korea, Philippines, Thailand and Vietnam.

According to the Diabetes Atlas, the United States is projected to spend US$198 billion, or 52.7%, of the total global diabetes-related healthcare expenditures in 2010, while India, the country with one of the largest number of diabetes patients, is projected to spend an estimated US$2.8 billion, or less than 1%, of the total global diabetes-related healthcare expenditures in the same period. In 2010, an estimated average of US$7,383 per patient is expected to be spent on diabetes-related care in the United States, while an estimated US$55 per patient will be spent in India.

We believe that a cost-effective solution for the treatment of diabetes is critical in developing countries where income levels are generally low since diabetes patients in these countries have to pay for most, if not all, of their treatment. In addition, if the healthcare systems in these countries undergo reforms and increase their support for diabetes patients, we believe that their limited resources will cause them to seek cost-effective diabetes treatment solutions.

We believe that the economic burden of diabetes treatment may be too high for some patients in developed countries as well. Diabetes patients who either reside in developed countries where reimbursement for diabetes treatment is limited, such as certain countries in eastern Europe, or reside in developed countries where the treatment of diabetes does not qualify for partial or full reimbursement under their national healthcare system, such as Type 2 diabetes patients in many developed countries, are also in need of a cost-effective insulin delivery device. In addition, diabetes patients using private healthcare systems often require treatment solutions that are not cost prohibitive.

Treating Diabetes

Diabetes is often frustrating and difficult for patients to manage because blood glucose levels are affected by the carbohydrate content of meals, exercise, stress, illness or impending illness, hormonal releases, variability in insulin absorption and changes in the effects of insulin on the body. Insulin-dependent diabetes patients, consisting primarily of Type 1 patients, require (i) constant monitoring and the daily administration of insulin, as well as the ingestion of additional carbohydrates throughout the day, in order to maintain blood glucose levels within normal ranges, and (ii) a continuous supply of insulin, known as basal insulin, to provide for background metabolic needs. In addition to basal insulin, insulin-dependent patients require supplemental insulin, known as bolus insulin, to compensate for carbohydrates ingested during meals or snacks or for high blood glucose levels. Diabetes patients attempting to control their blood glucose levels tightly to prevent long-term complications associated with fluctuations in levels are at greater risk for overcorrection, which often results in hypoglycemia. As a result, the time spent managing diabetes, the fluctuations in blood glucose levels and the fear of hypoglycemia all contribute to the often overwhelming burden borne by patients and their families.

Insulin Therapies

There are three primary types of insulin therapy:

•

conventional therapy, which consists of patients using insulin injector systems (as described under “—Insulin Delivery Systems—Insulin Injectors Systems”) to administer a mixture of long-acting and regular insulin once or twice per day;

•

MDI therapy, which consists of patients using insulin injector systems to administer long-acting insulin or a mixture of long-acting and regular insulin once or twice per day, plus an additional administration of a rapid-acting insulin before all meals and snacks and as needed; and

•

insulin pump therapy, which consists of patients using insulin pumps (as described under “—Insulin Delivery Systems—Insulin Pumps”) to administer a continuous infusion of basal rapid-acting insulin via a subcutaneous (i.e., below the skin) infusion set with the ability to infuse bolus rapid-acting insulin before all meals and snacks and as needed.

Insulin Injector Systems

Conventional and MDI therapies use insulin injector systems, which include pre-filled and reusable insulin pen injectors, insulin syringe and needle sets and insulin jet injectors.

•

Insulin pen injectors are either pre-filled, ready-to-use devices that contain multiple doses of insulin or reusable devices that use cartridges of insulin that are replaced every few days. Insulin pen injectors use short thin needles and a spring to deliver the medication.

•

Insulin syringe and needle sets are specially designed needles attached to small, hollow barrel-shaped devices equipped with a movable plunger and are intended for single use. Most insulin syringe and needle sets are packaged in ready-to-use form with the needle attached to the barrel.

•	Insulin jet injectors are designed to deliver insulin subcutaneously by releasing a high pressure jet stream through a very small opening located on the bottom of the injector.

Insulin Pumps

There are currently two types of insulin pumps available on the market: durable and fully-disposable.

Durable insulin pumps are small mechanical devices slightly larger than a pager. A durable insulin pump is worn externally, usually on a belt or in a pocket, and delivers insulin subcutaneously through a disposable infusion set. An infusion set consists of two tubes: a tiny flexible plastic tube, known as a cannula, which is inserted beneath the skin, usually in the abdomen, arms or legs; and a thin plastic tube, which connects the cannula to the insulin pump. Infusion sets are usually replaced every two or three days. Insulin is delivered through the infusion set via a reservoir cartridge in an insulin pump that typically contains between 200 and 300 units of insulin. The reservoir cartridge connects to the infusion tubing through an adapter in the pump.

Fully-disposable insulin pumps are small, light and self-adhesive disposable devices that are currently only offered by Insulet. The device is worn directly on the skin beneath a patient’s clothing for up to three days before the pump is replaced. Insulin is injected into a cartridge reservoir in the pump, which contains up to 200 units of insulin, and is delivered through a cannula inserted beneath the skin via an automated insertion process. A disposable insulin pump is accompanied by a wireless hand-held device, similar in size and appearance to a personal digital assistant, which is used to program and control the insulin pump.

The February 2008 Center for Evidence-based Purchasing Buyers’ Guide: Insulin Pumps estimates that the direct costs of insulin pump therapy are approximately three times higher than MDI therapy. These costs include equipment costs (insulin pumps and related disposables) and insulin costs.

The following table sets forth the 2008 market share of insulin delivery devices in Europe (according to Frost & Sullivan’s European Insulin Delivery Devices Market Outlook, April 2009) based on percent of revenues from sales by insulin delivery device:

Type of Insulin Delivery Device	Europe
Non-Insulin Pump Delivery Devices	73.3%
Insulin Pumps	26.7%

The Benefits of Insulin Pump Therapy

MDI therapy and insulin pump therapy are intensive insulin management therapies, which many healthcare professionals believe result in a more effective control over blood glucose levels. Although conventional therapy is easy to administer and is relatively inexpensive, it is the least effective therapy and leads to the highest long-term complication rates.

The 1993 Diabetes Control and Complications Trial, or DCCT, which tracked Type 1 diabetes patients, and the 1998 UK Prospective Diabetes Study, or UKPDS, which tracked Type 2 diabetes patients, demonstrated that diabetes patients who intensively managed blood glucose levels delayed the onset, and slowed the progression of, diabetes-related complications. The DCCT demonstrated that intensive management reduced the risk of complications for Type 1 diabetes patients over an average period of 6.5 years by 76% for eye disease, 60% for nerve disease and 54% for albuminuria and 39% for microalbuminuria, both of which are types of kidney disease. The UKPDS demonstrated that lowering blood glucose levels in Type 2 diabetes patients through intensive diabetes therapy resulted in lower incidences of diabetes-related eye disease, nervous system disease and kidney disease and that the rate of overall complications relating to microvascular disease decreased by 25% over an average of ten years. The 2005 Epidemiology of Diabetes Intervention and Complications Study, or EDIC, which reexamined approximately 90% of the DCCT subjects over a period of six years, concluded that intensive diabetes therapy reduces the risk of cardiovascular disease by 42% and the risk of non-fatal heart attack, stroke or death from cardiovascular disease by 57%.

Notwithstanding the benefits of MDI therapy, insulin pump therapy is widely considered to be the most physiological and most advanced of all insulin therapies because it closely mimics a normally-functioning pancreas by using rapid-acting insulin and allows patients to customize basal and bolus insulin doses to meet their specific and varying daily insulin needs. Studies have shown that MDI therapy, although more effective than conventional therapy, is less physiological than insulin pump therapy since it delivers a constant level of insulin during the day and night while the body’s needs for basal insulin is usually not as constant. In addition, MDI therapy requires as many as six painful injections per day to compensate for each meal or snack.

Insulin pump therapy has been shown to provide people with insulin-dependent diabetes with numerous advantages compared to MDI therapy, including:

•

Better Glycemic Control  –  several studies have demonstrated the superiority of insulin pump therapy over MDI therapy with respect to better glycemic control, reduced glycemic variability and hypoglycemic events. Insulin pump therapy also provides greater consistency in basal insulin absorption over MDI therapy due to the use of rapid-acting, as opposed to long-acting, insulin, and in bolus therapy through the infusion of supplemental insulin more frequently and without the need for injection.

•

Increased Lifestyle Flexibility  –  insulin pump therapy provides patients with increased flexibility with respect to their diet, ability to exercise and sleeping habits. With MDI therapy, patients may need to eat whether or not they are hungry to compensate for peaking insulin, falling blood glucose levels or exercise. With insulin pump therapy, insulin peaking is reduced and patients can generally tolerate falling blood glucose levels or exercise without being forced to eat by temporarily reducing their infusion rate of basal insulin. Moreover, insulin pump therapy frees patients from frequent painful injections.

The Challenges of Current Insulin Pump Therapy

Although insulin pump therapy is considered the best clinical treatment solution for Type 1 diabetes patients and for Type 2 diabetes patients who are insulin-dependent, its widespread adoption has been limited.

We believe that the limited adoption of insulin pump therapy is attributable to its high cost and the less than optimal performance and design of currently available insulin pumps. We further believe that these factors are related to the use of a motor and gear train delivery method in our competitors’ insulin pumps.

Cost

The insulin pumps offered by our competitors use a motor and a gear train to administer insulin, which we believe results in high production costs. In addition, motor and gear trains require sophisticated and costly manufacturing processes. We believe that the high costs associated with motor and gear train insulin pumps have severely limited the adoption of such pumps, particularly in developing countries.

As a consequence of the high costs associated with motor and gear train insulin pumps, durable insulin pumps have a list price of between US$4,000 and US$6,000. These costs are in addition to the continuing annual cost of infusion sets, batteries and an expensive type of insulin required for the operation of an insulin pump. To our knowledge, durable insulin pumps currently on the market are generally intended to be used over a period of four years, which is the standard warranty period for such devices. The list price of Insulet’s Omnipod – the only marketed fully-disposable insulin pump – can be as low as US$700; however, after the initial acquisition of the system, a user of an Omnipod needs to purchase at least 10 disposable insulin pumps per month with a list price of US$400 each. Assuming a four-year operation period (the remote control of the Omnipod system also carries a four-year warranty period), and taking into account the cost of supplies required for the durable insulin pumps (estimated at US$1,500 per year, excluding the cost of insulin), the overall price of the fully-disposable insulin pump is even higher than the price of durable insulin pumps. The overall list price of the Omnipod could match the list price of a durable insulin pump after only two years of use. Nevertheless, the cost advantage of the fully-disposable insulin pump remains in its pay-as-you-go pricing model. Since we have only recently begun sales of our Adi durable insulin pump and our LightyDD infusion sets in a limited number of countries in Europe, have not yet begun sales of our Nilipatch insulin patch pump, and have not yet executed a final manufacturing and supply agreement, we are not yet able to provide definitive information as to the costs or list prices of our products. Nevertheless, since our insulin pumps do not require a motor and gear train, we believe that we will be able to provide a cost-effective treatment solution to governments and private payors. For a detailed description of our spring-based technology and products, see “Business.”

In the United States and other developed countries, the costs of insulin pumps are usually covered in part by third-party payors, but co-payments and deductibles can still be significant. For example, co-payments in the United States usually amount to 20% of the cost of an insulin pump, which means that a patient would have to invest between US$800 and US$1,200 for the insulin pump and US$300 annually for infusion sets, in addition to the cost of insulin. Type 2 diabetes patients typically face even higher costs because they receive lower reimbursements.

We believe that a further obstacle to the widespread adoption of insulin pump therapy in developed countries is third-party payors’ reluctance to cover the large up-front costs of durable insulin pumps due to the relatively short average length of time patients remain with the same health plan and the risk that they may abandon insulin pump therapy.

Performance

We believe that motor and gear train delivery mechanisms have certain disadvantages. For example, the successful delivery of the intended dosage of insulin is dependent upon the proper operation of a complex process, beginning with a delivery command to the motor, which then activates the gear train and piston in order to create a chain reaction that eventually results in the delivery of the intended dosage of insulin. In order to achieve the force that would push the insulin into a patient’s body, a motor and gear train-based delivery process requires many actions, while a spring-based delivery mechanism requires one action – the release of the spring. Therefore, we believe that a motor and gear train-based insulin delivery process is more susceptible to malfunction than a spring-based delivery process since in a motor and gear train-based delivery process many individual faults can jeopardize the electromechanical delivery command. For a detailed description of our spring-based delivery technology, see “Business—D. Medical’s Treatment Solution—Spring-Based Delivery.” If not detected by the patient, a malfunction can lead to hyperglycemia or hypoglycemia.

In addition, a motor and gear train system is not directly equipped for the real-time discovery of an improperly executed electromechanical command because it does not measure the flow of insulin into the body. This also leads to a limited ability to detect occlusions, which are blockages in the tube, and an inability to detect air bubbles in the cartridge reservoir or infusion set of the insulin pumps. Although motor and gear train insulin pumps have an occlusion detection and warning feature, such detection may take up to a few hours since the actual insulin output is not closely monitored. Delayed occlusion detection poses an even higher risk to patients while they are sleeping. We believe that motor and gear train insulin pumps offer no solution to the detection of air bubbles in infusion sets, which can prevent a full and accurate delivery of the intended insulin dosage.

Durable insulin pumps, including our Adi insulin pump and the durable portion of our semi-disposable Nilipatch insulin patch pump, are intended to be used over a four-year period, which is the standard warranty period for such devices. However, compared to the movable components in the Adi insulin pump, which are included in a disposable cartridge, the movable components in durable insulin pumps are subject to wear and tear, which can compromise the delivery of insulin. Furthermore, because our competitors’ durable insulin pumps contain a motor and gear train, it is difficult for them to minimize the size and reduce the weight of their devices.

Aside from the motor and gear train, our competitors’ insulin pumps do not include integrated infusion sets, which we believe increases the likelihood of the occurrence of leaks in the joint connecting the infusion set to the insulin pump, known as a luer lock, and can result in the delivery of incorrect insulin dosages. More importantly, we believe that none of our competitors’ infusion sets or insulin pumps are capable of detecting the detachment of an infusion set from a patient’s body. If, for example, an infusion set detaches from a patient’s body during the night with no warning, the patient may not receive insulin for a prolonged period, which may result in an adverse medical event.

Furthermore, in the DCCT, an important aspect of intensive insulin management was the monitoring of blood glucose levels at least four times per day using conventional single-point blood glucose meters. Although not unique to insulin pump therapy, insufficient testing of blood glucose levels reduces the effectiveness of insulin pump therapy. Currently, most patients using an insulin pump must perform blood glucose testing independently and manually adjust the infusion instructions accordingly. We believe that most patients do not perform sufficient testing. Therefore, diabetes patients will benefit from a system that allows for both continuous glucose monitoring and continuous subcutaneous insulin infusion on the same patch, such as the system we are currently developing. See “Business—Research and Development” for a more detailed description of our “closed-loop” system.

Design and Ease of Use and Maintenance

Many patients find durable motor and gear train insulin pumps to be obtrusive. Durable insulin pumps are about the size of a large pager and are typically worn on a belt or in a pocket. To experience truly continuous insulin infusion therapy, a patient must be continuously connected to the insulin pump via up to 42 inches of tubing, which can interfere with a patient’s normal movement, sleep and exercise. In addition, the infusion set’s tubing can twist, leak or be accidentally disconnected, resulting in inconsistent or interrupted insulin delivery and requiring patients to take the time to insert a new infusion set. Additionally, patients often disconnect their infusion set’s tubing and remove the insulin pump in order to shower, swim and exercise, which is both an inconvenience and an interruption of insulin pump therapy. In some cases, patients must remove the insulin pump because the device is not waterproof.

Insulin pumps require patients to manage numerous components, including the insulin pump, reservoir cartridge, tubing, infusion set, insertion device, batteries and separate blood glucose testing supplies. Insulin pumps also require a significant number of steps to initiate insulin delivery, including connecting and priming various components of the system and manually inserting the infusion set, either with or without an insertion device. In addition, most insulin pumps have user interfaces that require the user to learn specific coding instructions, which may be difficult to understand and may limit the use of advanced therapy features. Because of these attributes, insulin pumps require training and we believe are often difficult to use, limiting a patient’s ability to optimize their diabetes management through insulin pump therapy. We also believe that the complexity of certain insulin pumps significantly limits healthcare professionals’ willingness to recommend insulin pump therapy due to the limited number of patients that they consider to be insulin pump therapy candidates.

Finally, due to the need to wear and be connected to an insulin pump, patients often experience psychological challenges associated with the perception of being visibly dependent on a “life supporting device.”

BUSINESS

Overview

We are a medical device company engaged through our subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. We have developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient’s body using our proprietary spring-based delivery technology. We believe that our spring-based delivery mechanism is cost-effective compared to a motor and gear train and allows us to incorporate certain advantageous functions and design features in our insulin pumps.

The IDF estimates that diabetes currently affects 6.4% of people worldwide and that by 2030, this percentage will have increased to 7.7%. If not treated correctly, diabetes can result in blindness, kidney failure, nervous system damage, lower-limb amputations and even death. According to various studies, including studies published in Diabetes Care’s November 1999, November 2002, June 2007 and October 2007 issues, insulin pump therapy is the most efficacious type of therapy for patients who take insulin daily. According to The Wall Street Journal, the worldwide market for insulin delivery systems (such as insulin pumps, syringes and pens) is estimated to be US$1.6 billion, with revenues increasing year-over-year.

Most currently available insulin pumps are costly and have what we believe are performance and design limitations related to their motor and gear train insulin delivery system. Our proprietary spring-based design, which eliminates the need for a motor and gear train, has allowed us to develop products that we believe offer a cost-effective treatment solution for governments and private payors. In addition, our spring-based delivery technology monitors the actual delivery of insulin and is able to detect and alert a patient to air bubbles and other adverse occurrences, such as occlusions, which could impair the accurate delivery of insulin. Furthermore, the design of our insulin pumps has allowed us to substantially reduce their size and weight and has enabled us to include all moving parts in a disposable element, which we believe reduces concerns relating to wear and tear.

We commenced sales and marketing operations in late 2009 and are currently selling our Adi durable insulin pump, or Adi insulin pump, to our distributors in the Netherlands, Belgium and the Czech Republic. During the fourth quarter of 2009, we commenced sales of our LightyDD insulin infusion sets to our distributors in the Netherlands and Belgium. Our LightyDD infusion sets are compatible with most other manufacturers’ durable insulin pumps but are not compatible with insulin pumps manufactured by Medtronic, which is the largest manufacturer of insulin pumps. During the first quarter of 2010, we also commenced sales of our LightyDD infusion sets to our distributor in the Czech Republic. We have also engaged distributors in Sweden, Italy, Mexico and China to sell and market our products in those countries, and, subject to our receipt of the necessary regulatory approvals, we intend to begin selling our products in these markets in the new future. Our LightyDD infusion sets include unique features, such as our proprietary detach-detect mechanism, which alerts a patient when the infusion set detaches from the patient’s body. We have also developed our Nilipatch insulin patch pump, a semi-disposable insulin patch pump, and have commenced its commercialization process by transitioning it from a research and development product to a product that we can sell in large quantities. This process, which we expect to complete by the beginning of 2011, entails the finalization of our Nilipatch insulin patch pump’s commercial design and layout (which includes the incorporation of a user-friendly interface and casing into its design and the development of a manufacturing process that would allow us to manufacture it in large quantities), the launch of a marketing campaign, the identification, engagement and training of appropriate distributors, and the submission of applications for its initial regulatory approvals.

While we intend to roll out our products initially in Europe, we also plan to focus on our commercialization efforts in the BRIC countries and Mexico and we have already entered into distribution agreements with respect to Mexico and China. Although we have not obtained the required regulatory approvals and do not presently sell our products in the BRIC countries and Mexico, we believe that our spring-based design will enable us to provide a cost-effective treatment solution to governments and private payors in these markets.

Our research and development operations are ongoing and are focused on creating the next generation of our insulin pumps, including a simplified semi-disposable insulin pump specifically designed to treat Type 2 diabetes patients who typically do not begin using insulin until later in life and, therefore, are generally less amenable to complex insulin delivery technology. We are also focused on developing a device that will combine a continuous glucose monitoring system and an insulin pump on the same patch.

We operate mainly through our subsidiary, Nilimedix, which has developed our core proprietary technology, the spring-based delivery mechanism, and is now focused on manufacturing and marketing our Adi insulin pump, as well as the final stages of development of our Nilipatch insulin patch pump. Nilimedix also operates in conjunction with Medx-Set on manufacturing and marketing our LightyDD infusion sets. G-Sense focuses on researching and developing a continuous glucose monitoring system and intends to cooperate with Nilimedix to develop a combined continuous glucose monitoring and insulin pump device on one patch.

Additionally, through our subsidiary, NextGen, we hold an indirect controlling interest in Sindolor Medical, which is developing pain alleviation products. NextGen is a holding company, which is publicly traded on the TASE, and may invest in other medical device opportunities.

During 2009, we incurred net losses of NIS 19 million (US$5.1 million) and generated revenues of NIS 368 thousand (US$99 thousand), all of which revenues were generated during the fourth quarter of 2009. During the first quarter of 2010, we generated revenues of NIS 543 thousand (US$146 thousand) and incurred net losses of NIS 14.9 million (US$4 million), including registration costs of NIS 6 million (US$1.6 million) and fair value losses on warrants at fair value through profit or loss of NIS 2.5 million (US$0.7 million) as a component of our financial costs.

D. Medical’s Treatment Solution — Spring-Based Delivery

We are able to offer insulin pump therapy without a motor and gear train, thereby reducing the high material costs and the performance and design limitations we believe are associated with motor and gear train insulin pumps. We believe that our proprietary spring-based delivery technology enables the introduction of products that combine the advantages of insulin pump performance with the cost-effectiveness stemming from an innovative spring-based design.

Our treatment solution features two major elements:  (i) spring-based delivery; and (ii) a range of infusion sets and insulin pump-related disposables.

Our proprietary spring-based delivery technology generates the drive energy required to deliver insulin by loading the reservoir cartridge, which results in the compression of a spring. The insulin pump is controlled by a pressure sensing technology, which monitors the pressure both inside the reservoir cartridge and in the infusion line. A micro controller-triggered mechanism then calculates, delivers and controls accurate dosages of insulin through a series of valves and sensors. All of the valves and moving components of our insulin pumps are contained in a disposable set that is replaced every three days.

We believe that the advantages of this mechanism over conventional insulin pumps, whether durable or disposable, include cost-effectiveness and flexibility of design.

Our Strengths

We are able to offer insulin pump therapy without a motor and gear train, which we believe provides us with the following competitive advantages:

Cost-Effectiveness

We believe that our spring-based design, which eliminates the need for a motor and gear train, results in a cost-effective treatment solution and will enable us to:

•	price our products competitively and provide governments and private payors, particularly in the BRIC countries and Mexico, with cost-effective treatment solutions; and

•	potentially develop a cost-effective insulin delivery device for Type 2 diabetes patients.

Since we have only recently begun sales of our Adi durable insulin pump and our LightyDD infusion sets in a limited number of countries in Europe, have not yet begun sales of our Nilipatch insulin patch pump, and have not yet executed a final manufacturing and supply agreement, we are not yet able to provide definitive information as to the costs or list prices of our products. Nevertheless, since our insulin pumps do not require a motor and gear train, we believe that we will be able to provide a cost-effective treatment solution to governments and private payors.

Ability to Monitor Delivery and Detect Adverse Events

Our proprietary spring-based delivery technology monitors the actual delivery of insulin and is able to detect and alert a patient to air bubbles and other adverse consequences, such as occlusions, which could impair the accurate delivery of insulin.

Flexibility of Design and Ease of Use and Maintenance

Our proprietary spring-based delivery technology provides us with flexibility in designing our products, allowing us to:

•	achieve substantial weight and size reduction in our insulin pumps, resulting in a device that is less obtrusive for patients;

•	incorporate fewer movable components in our insulin pumps, resulting in greater ease of use for patients; and

•	design a disposable element incorporating all moving parts, which increases ease of maintenance and decreases the wear and tear on our durable and semi-disposable insulin pumps.

Although our insulin pumps, like our competitors durable insulin pumps, are intended to be used over a four-year period (the standard warranty period for such devices), the moving parts of our insulin pumps are not susceptible to wear and tear since they are included in a disposable element which is replaced every three days.

In addition, our LightyDD infusion sets include unique features, such as our proprietary detach-detect mechanism that alerts a patient when an infusion set detaches from their body.

We believe that our proprietary spring-based delivery technology is also one of the principal factors that has allowed us to design our Nilipatch insulin patch pump as a semi-disposable pump, as opposed to a fully-disposable insulin patch pump. Our Nilipatch insulin patch pump has a disposable mechanical delivery mechanism that also contains the reservoir cartridge and which can be separated from the durable electronic control system. A semi-disposable insulin patch pump is currently more cost-effective than a fully-disposable insulin patch pump because users need to replace, and consequently continue to pay for, only the disposable parts. We believe that the cost-effectiveness of our semi-disposable Nilipatch insulin patch pump will provide us with pricing and margin flexibility, which is particularly advantageous in the BRIC countries and Mexico.

We believe that other features of our insulin pumps reduce the complexity and obtrusiveness currently associated with available insulin pumps, including:

•	an option for pre-filled reservoir cartridges for our Nilipatch insulin patch pump;

•	the ability to operate our Nilipatch insulin patch pump directly and without a remote control, so that if the remote control is damaged or lost, the pump can still be operated;

•

the integration of the infusion set into the reservoir cartridge of our Adi durable insulin pump, as well as our occlusion warning and detach-detect features, all of which decrease the complexity of insulin pumps and reduce the anxiety that may be associated with using such a complex device.

For a more detailed description of our products, see “—Products.”

Future Treatment Solutions

We believe that the inherent advantages of our proprietary spring-based delivery technology allow for:

•	the development of a device that will host both our insulin pump and continuous glucose monitoring system on one patch;

•	the development of an insulin pump that will accommodate pre-filled cartridges for patients, allowing for improved ease of use;

•	the development of a simplified insulin pump specifically designed to manage the treatment of Type 2 diabetes patients who do not require all of the features required by Type 1 diabetes patients; and

•	the development of other drug delivery platforms based on our innovative core technology.

For a more detailed description of our ongoing research and development efforts, see “—Research and Development.”

Our Strategy

Our goal is to gain a significant share of the worldwide market for insulin pump therapy and related disposables, primarily in the BRIC countries, Mexico and Europe. To achieve our goal, we intend to employ the following strategies:

Leverage the cost-effectiveness of our spring-based design to penetrate markets in the BRIC countries and Mexico

We believe that certain markets, including the BRIC countries and Mexico, under-utilize insulin treatment, in general, and insulin pump therapy, in particular, due to the high cost of our competitors’ currently-available insulin pumps for which no, or limited, reimbursement is currently available from third-party payors. Upon our receipt of the necessary regulatory approvals, we intend to leverage the cost-effectiveness of our spring-based design to penetrate these markets. Our initial focus in these markets will be on Type 1 diabetes patients. We have entered into distribution agreements for Mexico and China and are in the process of identifying and negotiating with additional distributors and/or licensees in Brazil, Russia and India.

Achieve higher margins by utilizing distributors and avoiding the costs associated with maintaining a direct sales force.

We do not currently have and do not intend to employ a direct sales force. Instead, our business model anticipates using local third-party distributors to distribute our products in order to avoid the sizeable direct and indirect costs associated with maintaining a direct sales force. We believe this approach will decrease the costs we incur with respect to selling and distributing our products and maximize the sales potential of our products.

Roll out our products initially in Europe.

We have entered into distribution agreements covering our Adi insulin pump and LightyDD infusion sets in Sweden, Italy, the Netherlands and Belgium, and the Czech Republic. Both of these products have received CE mark approval and we intend to roll out these products in other European countries by entering into additional distribution agreements. We believe that the successful distribution of our products in the countries in which we have already engaged distributors will allow us to gain brand and product recognition, which will enable our penetration into additional European countries and, eventually, will support our entry into the United States.

Continue our research and development efforts.

We intend to continue our research and development efforts to develop next-generation insulin pumps either on our own or together with a strategic partner. Our research and development efforts include the development of (i) a simplified insulin pump specifically designed to manage the treatment of Type 2 diabetes patients, the treatment of which may not be as intensive as the treatment of Type 1 diabetes but for which an insulin pump may be the most appropriate and convenient treatment solution, (ii) a device that combines an insulin pump and a continuous glucose monitoring device on one patch, which we believe will enhance the effectiveness of insulin pump therapy and will be marketable to diabetes patients worldwide, and (iii) products that incorporate MEMS. See “—Research and Development” for a more detailed description of these products.

Streamline our manufacturing capabilities to further minimize our material costs.

We are a small company and currently assemble all of our products at our facilities near Haifa, Israel. We intend to streamline our manufacturing capabilities by entering into contract manufacturing agreements with third parties, which we believe will allow us to further minimize our cost structure and ensure that we can meet the anticipated demand for our products. We also believe that the outsourcing of our manufacturing capabilities will allow our management to focus on our marketing and product development efforts. We have recently entered into a letter of intent with UPG pursuant to which we expect to enter into a manufacturing and supply agreement with UPG for the design for manufacturing and manufacturing of the disposable parts of our Adi durable insulin pump, our LightyDD infusion sets and our Nilipatch insulin patch pump. As of the date of this prospectus, we have not yet entered into a definitive agreement pursuant to this letter of intent. See “—Manufacturing and Quality Assurance.”

Create a presence for our products in the United States.

We believe that we can successfully penetrate the U.S. market with our LightyDD infusion sets because they can be used with other manufacturers’ insulin pumps and we believe present a lower barrier to entry. We plan to introduce our LightyDD infusion sets into the U.S. market once we receive the necessary clearances and approvals from the FDA. Our LightyDD infusion sets are compatible with most other manufacturers’ durable insulin pumps, but are not compatible with insulin pumps manufactured by Medtronic, which is the largest manufacturer of insulin pumps.

Leverage our proprietary technology for use in other drug delivery therapies.

We believe that our proprietary spring-based delivery technology may be adapted for other drug delivery therapies. We may explore opportunities to apply our proprietary technology to complementary drug therapies on our own or, if necessary, through strategic partnerships with third parties.

Our Challenges

Although we believe that our spring-based delivery technology provides us with the competitive advantages described above, our clinical experience to date may not have revealed certain potential long-term complications from our products. Our clinical trials have been limited to relatively few patients over a relatively short period of time. For example, the durability of our Adi insulin pump, which includes technology that is new and sophisticated and is expected to operate properly over a period of four years, has not been tested over an actual period of four years but rather by an accelerated laboratory study. In addition, we have a limited history of the use of our products and our customer base is not wide. Therefore, our ability to discover in advance problems and/or inefficiencies concerning our products is limited.

In addition, although our insulin pumps do not use a motor and gear train, they are nevertheless automated machines susceptible to malfunction. Our insulin pumps’ micro-control, sensors and other components could malfunction and result in a severe adverse medical event.

Furthermore, our Adi insulin pump still lacks an information technology platform, a feature viewed by physicians as important. Accordingly, we intend to engage a third-party service provider to develop and later manage such a platform.

Moreover, since we have only recently commenced sales of our products and have a limited operating history and manufacturing capabilities and have not yet entered into a definitive manufacturing and supply agreement with UPG, we are subject to certain potential challenges, including, among others, intense competition in the medical devices industry, our limited manufacturing capabilities, which may restrict or delay our ability to leverage the cost-effectiveness of our spring-based design, and our lack of regulatory approvals in the BRIC countries and Mexico where we plan to focus our commercialization efforts.

For further details and additional information regarding potential challenges we face, see “Risk Factors.”

Our Products

We have begun marketing our Adi durable insulin pump in Sweden, the Netherlands, Belgium, the Czech Republic, Italy, Mexico and China. Our Adi insulin pump has received a CE mark, which certifies that a product has met European Union consumer safety, health or environmental requirements. The first generation of our Adi insulin pump has been cleared for marketing in the United States by the FDA and has also received the required regulatory approvals for marketing in Israel. We are currently in the process of applying for regulatory approvals in Mexico and China.

Our LightyDD infusion sets have received a CE mark and an Amar approval and we have also begun marketing them as a generic device in several countries in Europe. We are awaiting FDA clearance for our LightyDD infusion sets and regulatory approvals to begin marketing in Mexico and China.

Our semi-disposable Nilipatch insulin patch pump has received a CE mark and is awaiting regulatory approval in the United States, Israel and Mexico. We are currently finalizing the commercial layout and design of our Nilipatch insulin patch pump and are commencing preparations for its production. We expect to commence marketing of the Nilipatch insulin patch pump in Europe during the first quarter of 2011.

Adi Insulin Pump

Our Adi insulin pump is a durable insulin pump with an integrated infusion set. It measures 59x55x22 mm in size and weighs only 82 grams, including the battery. To our knowledge, this makes the Adi insulin pump the smallest durable insulin pump currently available in the market.

Our Adi insulin pump features our proprietary spring-based delivery technology. It has no motor or gear train, but instead delivers insulin by spring action and measurements of pressure differences. All of our Adi insulin pump’s moving components, as well as the reservoir cartridge, are contained in a disposable element that is replaced every few days. Upon injecting the insulin into the reservoir cartridge, the spring compresses, creating constant pressure in the reservoir cartridge. This pressure drives accurate dosages of insulin through a valve in accordance with the measurements and calculations performed by the microcontroller.

This operation allows our Adi insulin pump to offer the following advantageous features:

•

Instant air bubble detection – enabling the immediate detection of air bubbles in the reservoir cartridge before it reaches the tubing, which prevents the disruption of insulin delivery and decreases the risk of hyperglycemia.

•	Occlusion alarm – enabling the prompt detection of even a partial occlusion in the tubing due to the system’s ability to sense changes in pressure in the infusion line.

•	Disposable element – all moving components are contained in a disposable element making our insulin pump less prone to mechanical failure and easier to fix and service.

•	Detach-detection – the integrated infusion set alerts users to any detachment of the cannula from the body, thereby preventing a disruption in the insulin-delivery process.

•	Reservoir cartridge capacity – the reservoir cartridge contains up to 300 units of insulin, as compared to 200 units of insulin in most other insulin pumps.

•	Efficient use of energy – only one standard AAA battery is needed to power the control electronics.

•	Overfilled reservoir cartridge detection – if the user tries to fill the reservoir cartridge with more than 300 units of insulin, an alarm is sounded until the user removes the excess insulin.

•	Magnesium housing – our Adi insulin pump is housed in a durable, lightweight magnesium housing, which reduces the probability of accidental damage.

•	Small basal insulin increment – our Adi insulin pump can be used by patients who require smaller continuous dosages of insulin, such as children.

We provide a four-year warranty period for our Adi insulin pump.

LightyDD Infusion Sets

Our LightyDD infusion sets can be used with insulin pumps that use luer locks to connect the infusion set to the insulin pump. Our LightyDD infusion sets include the following advantageous features:

•	Detach-detection – the integrated infusion set alerts users to any detachment of the cannula from the body, thereby preventing a disruption in the insulin-delivery process.

•	Auto-retractable introducer needle – this feature complies with regulatory directives relating to needle protection.

•	Hidden needle – the needle is hidden at all times, which is a useful feature for users who suffer from an aversion to needles.

•	Simple insertion – the needle’s insertion is at a 90 degree angle and only requires a user to press the insertion case; an audible click confirms connection.

•	Soft teflon cannula – offered at lengths of 6mm or 9mm, which provides users with more flexibility and choice.

•	Protective cap – allows easy temporary disconnection of the tubing for certain purposes, such as showering and exercising.

•	Water-proof set.

•	Hypo-allergenic adhesive tape – prevents irritation and allergic reactions.

•

Connection to all insulin pumps that use luer locks to connect the infusion set to the insulin pump –allows users of most other durable insulin pumps available on the market to enjoy the benefits of our LightyDD infusion sets. However, insulin pumps manufactured by Medtronic, which is the largest manufacturer of insulin pumps, do not use luer locks and are therefore incompatible with our LightyDD infusion sets.

•	Various tubing lengths – allowing more flexibility and choice for the user.

Nilipatch Insulin Pump

Our Nilipatch insulin patch pump, which we are currently transitioning from the final stages of development to the initial stages of production, is a semi-disposable insulin patch pump that we view as the next generation of our Adi insulin pump. Utilizing our proprietary spring-based delivery technology, we believe that our Nilipatch insulin patch pump will be a device offering superior performance while maintaining the lowest weight and minimal size among comparable products. We expect that we will have finalized our Nilipatch insulin patch pump’s commercial layout and design, commenced preparations for its production and commercialization, and obtained all required regulatory approvals for its commercial designs for the European market by the first half of 2011 and for the BRIC countries and Mexico by the second half of 2011 or the beginning of 2012.

Our Nilipatch insulin patch pump can be worn externally using an infusion set or attached directly to the skin without any tubing. The pump may be controlled directly (as opposed to Insulet’s Omnipod, which requires the remote control for its operation) and is also accompanied by a wireless remote control with a large color screen and a blood glucose monitoring feature.

Our Nilipatch insulin patch pump has the same advantageous features of our Adi insulin pump but in a smaller and more discrete device. We believe that we will also be able to offer a version of the same insulin patch pump compatible with pre-filled, off-the-shelf insulin cartridges, which will eliminate the need for users to fill the reservoir cartridge with insulin (something many users are averse to doing) will reduce the psychological barriers to the use of an insulin pump and will lead to a higher acceptance rate in comparison to other insulin pumps.

We believe that our Nilipatch insulin patch pump is cost-effective because it is both semi-disposable, as compared to Insulet’s fully-disposable insulin pump (the only currently available disposable insulin pump on the market), and can hold up to 300 units of insulin, as compared to Insulet’s Omnipod, which holds only 200 units. The Nilipatch insulin patch pump is semi-disposable and features a drive mechanism and reservoir cartridge that are disposable and a control unit that is durable and can be used over a long period of time, for which we intend to provide a four-year warranty. Consequently, the semi-disposable nature of the Nilipatch insulin patch pump is expected to provide pricing flexibility because the user is required to replace, and pay for additional units of, only a portion of the insulin pump once every three days. In addition, since our Nilipatch insulin patch pump can hold up to 300 units of insulin, the number of disposable elements that must be purchased annually could potentially be reduced for patients who seek insulin patch pumps but require an insulin intake in excess of 200 units every three days. Since we have not yet begun sales of our Nilipatch insulin patch pump, and have not yet executed a final manufacturing and supply-agreement, we are not yet able to provide definitive information as to the costs or list prices of our Nilipatch insulin patch pump. Nevertheless, we expect that our Nilipatch insulin patch pump will constitute a cost-effective treatment solution to governments and private payors for the reasons set forth above.

We believe that our Nilipatch insulin patch pump’s advantages serve as the basis for the future development of a device designed specifically for the treatment of Type 2 diabetes patients who are insulin dependent and generally require large quantities of insulin for their daily treatment. Type 2 diabetes patients may find the large capacity of our Nilipatch insulin patch pump’s reservoir cartridge particularly attractive.

Competition

The market for insulin pumps is highly competitive, subject to rapid change and highly sensitive to the introduction of new products. We compete with other developers and manufacturers of insulin pumps, developers and manufacturers of other insulin delivery methods and other diabetes treatment methods.

Most of our competitors in the insulin pumps market are large companies who aggressively devote significant resources to product development, marketing and sales. According to Medtech Insight, the market leader in the U.S. insulin pumps market is Medtronic, which held 54.5% of the U.S. market in 2008. Additionally, Animas and Roche held 25.4% and 15.2% of the U.S. market in 2008, respectively. Insulet, which held 3.6% of the U.S. market in 2008, has recently become a significant participant in the insulin pumps market.

Frost & Sullivan’s 2006 “Diabetes Drug Delivery Methods—Market and Technologies” indicates that in 2005 Medtronic and Roche, held 62.5% and 28.2%, respectively, of the insulin pump market in Europe.

We believe that the insulin pump markets in the BRIC countries and Mexico have not yet matured.

According to Medtech, all of the companies referred to above are in various stages of introducing and/or developing advanced generations of their insulin pumps, and most of them are aggressively pursuing the development of a “closed-loop” system that would continuously monitor the levels of glucose in the blood and automatically deliver insulin to achieve the required dosage. Medtronic, which controls 90% of the worldwide market of continuous glucose monitoring, has already launched a semi-closed loop system that suspends insulin delivery when it detects that blood glucose levels are too low. Medtronic has also partnered with blood glucose monitoring companies LifeScan Inc., a Johnson & Johnson company, and Bayer Diabetes Care to distribute and co-market glucose meters capable of communicating with Medtronic’s MiniMed insulin pumps. Other participants in the market for continuous glucose monitoring, such as Dexcom Inc. and Abbot Laboratories Inc., have each partnered with insulin pump companies, such as Insulet and Animas, to develop systems that work together.

Advanced generations of our competitors’ insulin pumps would likely incorporate some of the features that we consider as differentiating features of our insulin pumps. For example, Medtronic is expected to launch a semi-disposable insulin patch pump. In addition, successful introductions of closed loop systems, which integrate continuous glucose monitoring and the insulin pump on the same patch, may impact the demand for insulin pumps.

Nonetheless, we believe that the advantages presented by our proprietary spring-based delivery technology, primarily its cost-effectiveness and the resulting beneficial features and design of our insulin pumps, will allow us to compete in the worldwide market for insulin pumps, particularly in the BRIC countries and Mexico, and to eventually develop a continuous glucose monitoring system and an insulin pump on one patch.

We expect that competition for our products will be intense. Since most of our competitors are large, well-capitalized companies with significantly larger market shares and resources than we have, we believe that they are better situated to maintain and/or increase their market shares, primarily because they have:

•	significantly greater brand recognition;

•	established relationships with healthcare professionals, customers and third-party payors;

•	established distribution networks and channel penetration;

•	additional lines of products and the ability to offer rebates or bundle products to offer higher discounts or other incentives to gain a competitive advantage; and/or

•	greater financial and human resources for product development, sales, customer support and marketing and patent litigation.

The large market participants have established worldwide operations, which we are only beginning to develop. Even Insulet, a relatively new market participant, which offers an insulin patch pump that we believe is the most comparable to our Nilipatch insulin patch pump, has recently entered into a distribution agreement with Ypsomed to exclusively distribute its product in 11 countries, including Australia, China and various countries in Europe. According to Insulet’s public reports, the minimum annual purchase levels called for in its distribution agreement with Ypsomed would exceed US$100 million over the agreement’s five-year term.

In addition, primarily due to the prevalence of diabetes in developing countries, market participants are working to develop additional cost-effective and/or convenient insulin delivery methods, such as an insulin spray, which Generex Biotechnology Corp. has already launched in India, and an inhaled insulin product developed by MannKind Corporation, which, according to Medtech, is expected to be introduced into the U.S. market by early 2011. Although these products are not substitutes for insulin pump therapy, which is widely considered to be the most physiological and most advanced of all insulin therapies, their successful launch could adversely affect the demand for our products.

Our products also compete with MDI therapy, which utilizes substantially less expensive delivery methods than insulin pump therapy, such as pen injectors and syringes. MDI therapy has become more effective through the introduction of long-acting insulin analogs by both Sanofi-Aventis and Novo Nordisk A/S. While we believe that insulin pump therapy, in general, and our insulin pumps, in particular, have significant competitive and clinical advantages over traditional MDI therapy for Type 1 diabetes patients, improvements in the effectiveness of MDI therapy may result in fewer diabetes patients converting from MDI therapy to insulin pump therapy.

Sales and Marketing

We began selling our Adi insulin pump and LightyDD infusion sets through our distributors in the Netherlands and Belgium during late 2009 and in the Czech Republic in 2010 . Our strategy is to enter into distribution agreements in the BRIC countries and Mexico and to increase our roll-out in Europe. We also intend to explore the expansion of our sales through partnership opportunities with insulin producers, as well as licensing and manufacturing agreements with manufacturers who will both manufacture and sell our products. We employ a vice president of sales, vice president of marketing and business development, a marketing director and additional support personnel to manage and expand our sales and marketing efforts, but we currently do not intend to hire a direct sales force. We have recently launched our brand name Spring™ under which we intend to market all our products. As part of launching our brand name, we have also launched a new website, www.springnow.com, which is primarily intended for physicians and diabetes patients.

Nilimedix has entered into six distribution agreements, which provide for the distribution of our products in Sweden, the Netherlands and Belgium, the Czech Republic, Italy, Mexico and China. With the exception of our distribution agreement for Sweden, which has an initial term of two years, each of the distribution agreements has an initial term of three years and is thereafter automatically renewed, usually for one-year periods, unless either party notifies the other of its desire not to renew six months in advance. In addition, each party to the distribution agreements may terminate the agreement upon 180-days’ prior written notice to the other party. Each of our distributors may distribute our products only within specified territories and, with the exception of our distribution agreement for the Netherlands and Belgium, the agreements are mutually exclusive, which means that each of the distributors has the exclusive right to distribute our products in its specified territory and has agreed not to distribute products within its specified territory that may compete with our products. Our distributor in the Netherlands and Belgium has the exclusive right to distribute our products in its territory but has not agreed to refrain from distributing competing products. Our distribution agreement for China provides for the sale of our LightyDD infusion sets on a non-exclusive basis, our distribution agreements for Mexico and Sweden allow us to sell our infusion sets to original equipment manufacturers, and our distribution agreement for the Czech Republic allows us to sell our products to entities that will market them under their own private label. We may terminate any distributor’s exclusive right to distribute our products in its specified territory if the distributor does not meet a sales target to be determined annually between the parties. Such failure also allows us to terminate the agreement in its entirety. We have granted a right of first refusal to our Mexican distributor with respect to the distribution of our future products in Mexico and, with respect to our other distributors, we have agreed to favorably consider them as distributors for our future products in their specified territories if they meet their sales targets. Each distributor has agreed to ensure that our products are sold only to suitable users who have been prescribed insulin pumps by their physicians and have successfully completed comprehensive insulin pump training by a competent tutor. Each distributor is also responsible for the after-sale support and customer service required by our products.

Our Chinese distributor has also prepared a marketing plan for the introduction of our products into the Chinese market and has undertaken to invest US$1.3 million over a four-year period to execute this plan.

Pursuant to an agreement with the T.B.N. Group, which facilitated our engagement with the Chinese distributor, we are obligated to pay the T.B.N. Group a commission at the rate of 6% of the total amounts received by us for sales to the distributor in each quarter, for a period of 3.5 years from the date of the first order received by us (after the execution of the agreement and the completion of the regulatory proceedings in China).

Manufacturing and Quality Assurance

We are currently producing our Adi insulin pump, its related disposables and our LightyDD infusion sets at our facility in Tirat Hacarmel, Israel. We rely on outside suppliers for our components and our production activities currently include manually assembling the components of our products, which limits our ability to increase our manufacturing capacity. We have recently entered into a letter of intent with UPG pursuant to which we intend to enter into a manufacturing and supply agreement with UPG for the design for manufacturing and manufacturing of the disposable parts of our Adi durable insulin pump, our LightyDD infusion sets and our Nilipatch insulin patch pump. Pursuant to this letter of intent, the parties agreed to negotiate a definitive agreement by mid-September of 2010. However, if we are unable to negotiate a definitive agreement prior to such time, we believe that either party will be able to terminate the letter of intent upon reasonable prior notice to the other party. As of the date of this prospectus, we have not yet entered into a definitive agreement pursuant to this letter of intent. If we commence operations under a definitive agreement with UPG, we will maintain only a limited manufacturing capability in order to manufacture our Adi durable insulin pump and to provide for contingencies. We may also contract our Adi durable insulin pump’s manufacturing in the future. We own the equipment used for our current manufacturing activity, including the machines and fixtures, and our 30 square meter clean room.

We operate pursuant to a quality assurance system that meets the requirements of ISO 13485. We have devised a quality assurance system that consists of a quality assurance manual, quality assurance procedures, work instructions and forms filled out by our employees that allow us to monitor employee compliance with our manufacturing procedures. We have also set standards for our suppliers and subcontractors and have confirmed that our current suppliers and subcontractors meet these standards. We perform inspections and tests throughout the manufacturing process, beginning with inspections of raw materials and components upon their receipt through in-process inspections and final inspections of our products. In addition, our development activities are strictly documented until our products are transferred to production personnel.

As of July 22, 2010, we had 41 employees primarily engaged in manufacturing and quality assurance activities, all of whom have been trained and are qualified to perform their duties.

Research and Development

As of July 22, 2010, we had 17 employees in our research and development operations. In addition, we periodically engage subcontractors to perform specific research and development projects, such as mold planning, product design and electronics. Our research and development operations are primarily focused on the development of our next generation durable insulin pump and our Nilipatch insulin patch pump, which will also be the basis for any future drug delivery devices. In addition, we are developing a continuous blood glucose monitoring system and a device that will host our insulin pump and our continuous blood glucose monitoring system on one patch to create a “closed-loop” system, mimicking the biological function of the pancreas. This product has proved feasible in animal studies and is currently undergoing additional animal testing.

We have also begun research and development on next generation products which will incorporate MEMS elements that are expected to enable us to further reduce the size and weight of our products and further reduce our cost of goods. MEMS is the integration of mechanical elements, sensors, actuators and electronics on a common silicon substrate through microfabrication technology, which holds the promise of the realization of complete systems-on-a-chip. Because MEMS devices are manufactured using batch fabrication techniques similar to those used for integrated circuits, it is believed that high levels of functionality, reliability and sophistication can be placed on a small silicon chip at a relatively low cost.

We believe that our products may also be utilized for the delivery of other medications that need to be administered subcutaneously in precise and varied doses over an extended period of time. These medications may include drugs used for pain alleviation, spinal cord compression and cancer drugs or hormones. If we are able to identify an appropriate strategic partner, we intend to commence research and development for the utilization of our core technology in such drug delivery devices.

Our gross research and development expenditures were NIS 10,086 thousand (US$2,716 thousand), NIS 16,344 thousand (US$4,402 thousand) and NIS 14,224 thousand (US$3,831 thousand) in 2007, 2008 and 2009, respectively, and NIS 2,512 thousand (US$677 thousand) for the three months ended March 31, 2010. The Office of the Chief Scientist has funded a substantial portion of our research and development expenses. See “—Israeli Taxation and Government Programs—Office of the Chief Scientist.” We expect to increase our expenditures on our research and development operations in order to complete the development of our products under development, as described above.

Scientific Advisory Board

We have recruited experts in the field of diabetes to advise us on the development, design and clinical applications of our products, as well as on physician education and other matters that may affect market acceptance of our products. Our scientific advisory board meets with management at least once a year and is led by Professor Moshe Phillip, M.D, who has been closely involved with the development and design of our products since 2003. Professor Phillip is the Director of the Institute for Endocrinology and Diabetes, Israel National Center for Childhood Diabetes.

Below are some of the other members of our scientific advisory board:

•	Satish K. Garg, Professor of Pediatric Medicine and Head of the Adults Program at the Diabetes Center at US, Denver, Colorado, University;

•	Tadej Battelino, Professor of Medicine, Chief Executive of the Department of Pediatric Endocrinology/Diabetology and Metabolism at the University Children’s Hospital, Ljubljana, Slovenia; and

•	Jan Bolinder, Professor and Head of Diabetes Research at the Karolinska Institute of Stockholm, Sweden.

Below are detailed individual biographies of certain members of our scientific advisory board.

Moshe Phillip, MD is a professor of pediatrics specializing in pediatric endocrinology at the Sackler Faculty of Medicine at Tel-Aviv University, or Sackler, and holds the Irene and Nicholas Marsh Chair in Endocrinology and Diabetes. Dr. Phillip is active in both clinical and basic research. Since 1997, he has also served as the director of the Institute for Endocrinology and Diabetes, National Center for Childhood Diabetes at Schneider Children’s Medical Center of Israel, which is affiliated with Sackler. Between 1992 and 1997, he served as division head at the Pediatric Diagnostic and Therapeutic Center at Soroka Medical Center Ben Gurion University Beer-Sheba. Previously, he served as head of the School for Continuing Education at Sackler and since 2006 as Vice Dean for Research and Development of Tel-Aviv University. He received his MD degree from Ben Gurion University in 1983 and specialized in pediatric endocrinology between 1989 and 1992 at the University of Maryland School of Medicine in Baltimore. Professor Phillip is a member of national organizations, such as the Israeli Medical Association and the Israeli National Committee for Child Health Care. He chaired the committee of Type 1 diabetes at the National Council for Diabetes. Professor Phillip is the author of close to 200 publications, is serving as a member of the editorial boards of several Israeli and international journals and is a reviewer for more than 15 journals.

Satish K. Garg, MD, MBBS, DM is a professor of medicine and pediatrics at the Young Adult Clinic of the Barbara Davis Center for Diabetes of the University of Colorado School of Medicine in Denver, Colorado. His research interests include the early detection and treatment of renal and retinal complications of Type 1 diabetes and the development of new diagnostic and therapeutic tools related to clinical diabetes management that include, among others, new insulin analogs and glucose sensors. Dr. Garg received a medical degree in internal medicine from Punjab University in Ludhiana, India, where he also completed a residency in internal medicine at Christian Medical College and Hospitals. He completed fellowships in adult endocrinology and diabetes at the Post Graduate Institute of Medical Education and Research (PGIMER) in Chandigarh, India, and in pediatric endocrinology and diabetes at the University of Colorado at Denver and Health Sciences Center. He is board certified in internal medicine and endocrinology and diabetes. Dr. Garg is the editor in-chief of the Diabetes Technology and Therapeutics Journal and chair of the planning committee for Clinical Therapeutics and New Technology area for the 2007 and 2008 Annual American Diabetes Associations meetings. He is a member of the International Diabetes Federation, the American Diabetes Association, the Endocrine Society of India, the European Association for the Study of Diabetes, the Regional Pediatric Endocrine Society of Colorado, the Research Society for the Study of Diabetes Mellitus, and numerous other professional societies in both the United States and India. He is an international lecturer and speaker and has published more than 177 original manuscripts in peer-reviewed journals.

Tadej Battelino, MD obtained his MD at the Ljubljana Medical Faculty in 1990, where he also passed his board exam in pediatrics. In 1993 and 1994, he completed a clinical fellowship in pediatric endocrinology at Loyola University of Chicago, Illinois, USA. After obtaining his PhD, he completed a postdoctoral fellowship in 1996 and 1997 at Hôpital Robert Debré and INSERM U-457, Paris, France. He is currently a tenured professor of pediatrics at the Ljubljana Medical Faculty and head of the pediatric endocrinology, diabetes and metabolism department at the UMC-University Children’s Hospital Ljubljana, Slovenia. He acted as principal investigator for several competitive research projects from the Slovenian National Research Agency, participated in trials sponsored by the European Association for the Study of Diabetes, in two EU-sponsored research projects and in many other international clinical and basic research projects. His publications include basic and clinical research papers on diabetes, pediatric endocrinology, metabolism and genetics. He is a member of many Slovenian and international professional societies, including the ESPE, EASD, ADA and ISPAD. He is co-organizer of the annual meetings of the Advanced Technologies and Treatment of Diabetes. He was a guest lecturer at Vienna and Tel Aviv Universities and at many international meetings and symposia. He serves as editor of the European Journal of Endocrinology and as reviewer for international peer-reviewed journals and international grant committees.

Jan Bolinder, MD is a professor in clinical diabetology at the Karolinska Institutet and chairman of the Department of Medicine at the Karolinska University Hospital Huddinge in Stockholm, Sweden. He earned his MD in 1977 and his PhD in Medicine in 1983 at the Karolinska Institutet and holds specialist degrees in internal medicine and endocrinology and diabetology. Dr. Bolinder has almost two decades of experience with the microdialysis technique primarily with respect to studies of human adipose tissue and skeletal muscle metabolism in vivo and also in the development of the technique as a clinical tool for continuous glucose monitoring in patients with diabetes mellitus. He has authored more than 150 articles and reviews in peer-reviewed journals within the field of clinical/experimental diabetology and metabolism. His main areas of research interest include molecular and cellular mechanisms underlying insulin resistance in adipose tissue and skeletal muscle, clinical glucose monitoring, islet and pancreas transplantation, and epidemiology.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment provisions to protect our intellectual property rights. All professional employees and technical consultants are required to execute confidentiality provisions in connection with their employment and consulting relationships with us. We also require all professional employees and technical consultants to agree to disclose and assign to us all inventions developed in connection with their services to us. However, there can be no assurance that these provisions will be enforceable or that they will provide us with adequate protection of our intellectual property rights.

Our spring-based delivery technology is protected by several issued patents in the United States, the European Union and Israel. Our bubble detection feature is protected by issued patents in the United States, Canada and Singapore. We are also seeking patent protection for our spring-based delivery technology in Canada, which we expect to receive within the next few months, and for our bubble detection feature in Japan, Korea, India, China, Israel and the European Union. We have filed an international application under the Patent Cooperation Treaty, which reserves the initial date of filing for subsequent national application filings in the treaty’s contracting states with respect to a semi-disposable drug delivery device with wireless monitoring. In addition, we have ten additional pending patent applications, covering various novel aspects of our infusion set, continuous glucose monitoring system, and combined continuous glucose monitoring and insulin pump device. We filed most of these additional patent applications only in the United States or as an international application, but we filed the patent application covering our LightyDD infusion sets’ detach-detect mechanism in the European Union, Japan, China, India, Israel, Korea and Singapore.

We recently received a letter from a third party relating to a European patent that purports to cover a certain mechanism used in the integrated infusion set of our Adi insulin pump for the insertion of the cannula through which insulin is infused into a patient’s body. In this letter, the third party requested that we disclose why we believe that our mechanism does not infringe this European patent and also indicated that it is willing to consider granting us a license against the payment of a royalty. After consulting with our European patent attorney, we are of the opinion that our insertion mechanism does not infringe any valid claim of this patent. We also have the option of using a generic inserter.

Our trademarks include “Nilimedix” and we have filed applications for the registration of “Spring,” initially in the United States and the European Union. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

See also “Risk Factors—Risks Relating to Our Intellectual Property.”

Sindolor Medical

Sindolor Medical develops pain alleviation products intended to alleviate pain by using a super cooled plate attached to the skin through which the skin is pierced. Sindolor Medical has recently diverted its focus to developing QuickKool™, a homecare device, which is intended to alleviate various types of pain through cooling and may also be used for injections for burns and bruises. QuickKool™ is in its initial stages of development.

Sindolor Medical currently uses funds previously invested in it by its shareholders, including us, to fund its operations. Funds invested in Sindolor Medical by its shareholders since and including the Company’s initial investment in May 2007 amounted to US$1,800 thousand as of June 30, 2010. We did not make any investments in Sindolor Medical in 2009. On February 17, 2010, NextGen and Sindolor Medical entered into a convertible loan agreement pursuant to which NextGen agreed to extend a loan to Sindolor Medical in a total amount of NIS 1,000 thousand (US$269 thousand). For a description of our investment in Sindolor Medical, see “Related Party Transactions—Transactions with Our Affiliates and Associates—Transactions with Sindolor Medical” and the notes to our consolidated financial statements included elsewhere in this prospectus.

Employees

As of July 22, 2010, we had 68 employees, not including management, seven of whom served in administrative, accounts and human resources capacities, 17 of whom were employed in research and development, four of whom were employed in sales and marketing and 41 of whom were employed in manufacturing and quality assurance. All of our employees are based in Israel. The breakdown of our employees by department as of year end for each of the last three fiscal years is as follows:

	2009	2008	2007
Department
Administration, accounts and human resources	5	3	2
Research and Development	23	21	14
Sales and Marketing	2	3	2
Manufacturing and Quality Assurance	13	—	—

Total	43	27	18

NextGen and Sindolor Holding currently have no employees. Israel Tal serves as the chief executive officer of NextGen and Amir Loberman serves as chief financial officer of NextGen. Sindolor Medical employs only a chief executive officer, Mr. Tal, and a clinical advisor, professor Moshe Philip. Zeev Bronfeld, a director of D. Medical, is also engaged by Sindolor Medical as a third-party service provider in the capacity of chairman of the board of directors of Sindolor Medical. For a description of Mr. Bronfeld’s agreement with Sindolor Medical, see “Related Party Transactions—Transactions with our Directors and Principal Officers.”

Under applicable Israeli law, we and our employees are subject to protective labor provisions, including restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and advance notice of termination of employment, as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Industry, Trade and Labor may make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as cost of living adjustments to salaries, the length of working hours and weeks, recuperation, travel expenses and pension rights. Our employees are not represented by a labor union. We provide our employees with benefits and working conditions which we believe are competitive with benefits and working conditions provided by similar companies in Israel. We have never experienced labor-related work stoppages and believe that our relations with our employees are good.

Israeli law generally requires the payment of severance by employers upon the death of an employee or termination of employment by the employer. We fund our ongoing severance obligations by making monthly payments to insurance policies. Most of our employees have agreed that upon termination of their employment, they will be entitled to receive only the amounts accrued in the insurance policies with respect to severance pay. Pursuant to Israeli law, these employees will generally be entitled to receive such amounts even if they resign. Accordingly, our accrued severance pay funds relate only to employees who have not agreed to receive only the funds accrued in their insurance plan. Our liability for severance pay-net as of March 31, 2010 totaled NIS 216 thousand (US$58 thousand). Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. The payments to the National Insurance Institute are generally 17.43% of wages, up to a specified amount, of which the employee contributes 12.0% and the employer contributes approximately 5.43%.

Facilities

Our operations are conducted in a facility located in the Industrial Park of Tirat HaCarmel, Israel. We lease approximately 625 square meters at this facility under a lease agreement providing for an initial term of five years that commenced on December 1, 2008. We have an option to extend the lease under the same terms for an additional period of five years. All of our subsidiaries operate from this facility.

Our registered office is in Ramat-Gan, Israel. We share this facility with Biocell Ltd., or Biocell (a public company under the control of Zeev Bronfeld, one of our directors), and Biomedix Incubator Ltd., or Biomedix (a public company in which Zeev Bronfeld and Meni Mor, the chairman of our board of directors, are part of the controlling shareholders group). Messrs. Bronfeld and Mor are also two of our controlling persons. This facility, totaling approximately 240 square meters, was initially leased by us but we have assigned the lease agreement to Biocell. Nevertheless, under an agreement among our company, Biocell, Biomedix and Gefen Biomed Investments Ltd., a publicly-held company controlled by Biomedix, or Gefen, the expenses of this lease, including the rent and maintenance expenses, are equally shared by us, Biocell, Biomedix and Gefen. The initial four-year term of the lease agreement ended in July 2009, but the agreement has since been automatically extended twice pursuant to a provision that provides for three automatic one-year extensions unless the lessee submits a written notice of its desire not to extend the lease at least 120-days prior to the end of the then-current term.

For further details regarding our agreement with Biocell, Biomedix and Gefen, see “Related Party Transactions.”

We believe that our current utilized facilities are adequate to meet our needs for the foreseeable future.

We are also a party to an additional lease agreement for facilities which we no longer use. These facilities were the site of our subsidiaries’ operations prior to the relocation to our current primary facility in the Industrial Park of Tirat HaCarmel. The lease agreement extends until late 2010 and we are trying to locate a sub-lessee to cover our rent and maintenance obligations.

Legal Proceedings

We are not a party to any material litigation or proceeding and are not aware of any material litigation or proceeding, pending or threatened, to which we may become a party.

HEALTH, REGULATORY, ENVIRONMENT AND PRICING

Health

The healthcare industry is subject to extensive laws and regulations relating to:

•	quality of medical equipment and services;

•	billing for services;

•	financial relationships with physicians and other referral sources, such as diabetes educators;

•	inducements and courtesies being given to patients;

•	confidentiality, maintenance, and security issues associated with medical records and individually identifiable health information;

•	false claims;

•	professional licensure;

•	labeling and packaging of products and content and language of instructions for use; and

•	product promotion and advertising.

In the EEA, which is composed of the Member States of the European Union, or the EU, plus Liechtenstein, Norway and Iceland, the advertising and promotion of our products is subject to EEA Member States laws implementing Directive 93/42/EEC concerning Medical Devices, or the EU Medical Devices Directive, Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other EEA Member State legislation governing the advertising and promotion of medical devices. These laws may limit or restrict the advertising and promotion of our products to the general public and may also impose limitations on our promotional activities with health care professionals.

Once we commence commercial operations in the United States, we will be subject to, among others, a federal law commonly known as the Medicare/Medicaid anti-kickback law and several similar state laws, which prohibit payments that are intended to induce physicians or other healthcare professionals either to refer patients or to acquire or arrange for, or recommend the acquisition of, healthcare products or services. These laws could constrain our sales, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with hospitals, physicians or other potential purchasers of medical devices. Other federal and state laws generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent, or for items or services that were not provided as claimed. Because we may provide some coding and billing information to purchasers of our products, and because we cannot assure that the U.S. government will regard any billing errors that may be made as inadvertent, these laws are potentially applicable to us. In addition, these laws are potentially applicable to us because we intend to provide reimbursement to healthcare professionals for training patients on the use of our products. Anti-kickback and false claims laws prescribe civil and criminal penalties for noncompliance, which can be substantial. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity and be costly to respond to and, therefore, could harm our business, financial condition and results of operations.

Our insulin pumps accumulate data with respect to the patient’s use of the pump. We intend to develop a feature that will allow a patient and his or her physician to download and manage the patient’s information, including health information and personally identifiable information. Countries in which we currently operate or intend to operate in the near future prescribe a number of laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In the United States, the U.S. Department of Health and Human Services promulgated patient privacy rules under HIPAA. These privacy rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting most uses and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. If we are found to be in violation of the privacy rules under HIPAA or EEA Member State laws implementing the EU Data Protection Directive or similar laws in other countries, we could be subject to civil or criminal penalties.

In recent years, there have been numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for, the availability of and reimbursement for healthcare services in the United States. These initiatives have ranged from proposals to fundamentally change federal and state healthcare reimbursement programs, including providing comprehensive healthcare coverage to the public under governmental funded programs, to minor modifications to existing programs. In March 2010, President Obama signed one of the most significant health care reform measures in decades. The PPACA includes provisions that will impose a 2.3% excise tax on the sale of most medical devices in the United States starting in 2013. The medical devices excise tax will increase our cost of doing business, and could have a significant impact on our results of operations. If the cost of this tax is not offset by increased demand for our products, other cost reductions or price increases, we could experience lower margins and profitability and our business, financial condition and results of operations could be materially and adversely affected.

Regulatory

Our insulin pumps and infusion sets are medical devices subject to extensive regulations, which are meant to assure their safety, effectiveness and compliance with applicable consumer laws. These regulations relate to the design, development, testing, manufacturing, storage, labeling, packaging, content and language of the instructions for use of the device, sale, promotion, distribution, importing and exporting, shipping, post-sale surveillance and withdrawal from the market of our products, and most countries in which we intend to sell our products apply some from of regulations of this kind. Most notably, we must comply with the Medical Devices Directive, which provides for certain essential requirements, and we are subject to extensive regulation in the United States by the FDA and other federal, state, and local authorities. Devices that comply with the requirements of the Medical Devices Directive are entitled to bear the CE conformity mark, indicating that the device conforms to the essential requirements of the Medical Devices Directive and, accordingly, can be commercially distributed throughout the EEA and Turkey and other countries within or outside Europe that have accepted the CE marking as an acceptable certification of efficiency and safety of medical devices. Furthermore, since we intend to distribute our products in Mexico (where we have already engaged a distributor), China (where we have already engaged a distributor), India, Russia, Brazil and other countries, we will have to obtain the necessary regulatory approvals for distribution in these countries. We currently estimate that we will need to expend between US$130,000 and US$180,000 in order to obtain these regulatory approvals and that the annual maintenance cost of our regulatory approvals will amount to approximately US$40,000.

Our first generation Adi insulin pump received FDA clearance on June 8, 2008, CE mark certification on November 21, 2007 and an Amar approval, the required regulatory approval in Israel, on November 11, 2008, while our second generation Adi insulin pump, the LightyDD insulin infusion sets and Nilipatch insulin pump received CE mark certification on March 20, 2009 and September 1, 2009, respectively. On January 14, 2010, we filed a 510(k) premarket notification for our LightyDD infusion sets, which is currently pending with the FDA. We also filed for Amar approval in Israel for the LightyDD infusion sets on November 22, 2009. We cannot guarantee when or if we will receive clearance of this 510(k) notification from the FDA or approval from Amar. In addition, we are currently in the process of applying for regulatory approvals in Mexico and China with respect to our Adi insulin pump and LightyDD infusion sets, and we are in the process of applying for regulatory approval in Mexico with respect to our Nilipatch insulin pump.

The Medical Devices Directive. The primary regulatory environment in Europe is that of the EU, which includes most of the major countries in Europe, and is generally applicable across the countries of the EEA.

Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the EU with respect to medical devices. We have commenced distribution of our products in several countries in Europe and must therefore comply with the Medical Devices Directive, as supplemented and amended. We must also comply with the Medical Device Vigilance System, which purpose is to improve the protection of health and safety of patients, users and others by reducing the likelihood of reoccurrence of incidents related to the use of a medical device. Under this system, incidents (which are defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or the instructions for use which, directly or indirectly, might lead to or might have led to the death of a patient, user or other persons or to a serious deterioration in their state of health) are evaluated and, where appropriate, information is disseminated between the national health authorities of the EEA in the form of an NCAR. The Medical Device Vigilance System is also intended to facilitate a direct, early and harmonized implementation of FSCA across the Member States where the device is in use. An FSCA is an action taken by a manufacturer to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. An FSCA may include, device recall, modification exchange, or destruction. FSCAs must be notified by the manufacturer or its legal representative to its customers and/or the end users of the device.

In order to comply with the requirements of the Medical Devices Directive, we were required to:

•	implement a sufficient medical quality management system;

•

prepare a technical file for each family of devices, which contains product and manufacturing information as to the product risk analysis, operation manual or approved instructions included in the product, material safety data sheets, labeling and any other relevant documentation, including clinical and medical support information and biocompatibility reports;

•	contract an Authorized Regulatory Representative to be based in one of the member countries of the European Community; and

•	our quality management system and technical file was audited by a notified body.

The medical quality management system that we have adopted is the ISO 13485:2003, which is now the highest standard in the medical devices’ industry. In addition, we meet the applicable requirements of the ISO 9001:2000.

We are subject to annual audits by a notified body under the Medical Devices Directive. During this audit, the notified body examines the maintenance and implementation of our quality system, device post marketing feedback and any changes or modifications made to the products.

Failure to comply with the EEA Member State laws implementing the Medical Devices Directive or with other applicable regulatory requirements can result in enforcement action by the EEA Member State authorities, which may include any of the following: fines, imprisonment, orders forfeiting products or prohibiting or suspending their supply to the market, or requiring the manufacturer to issue public warnings or to conduct a product recall.

U.S. Food and Drug Administration Requirements. The FDA extensively regulates medical devices under the authority of the federal Food, Drug, and Cosmetic Act, or FFDCA, and the regulations promulgated under the FFDCA. The FFDCA and the implementing regulations govern, among other things, the following activities relating to our medical devices: preclinical and clinical testing, design, manufacture, safety, efficacy, labeling, storage, record keeping, sales and distribution, postmarket adverse event reporting, import/export and advertising and promotion.

The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risk are placed in either class I or II, which requires the manufacturer to submit to the FDA a premarket notification requesting permission for commercial distribution. This process is known as 510(k) clearance. Some low risk devices are exempt from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, a device deemed to be not substantially equivalent to a previously cleared 510(k) device or a “preamendment” class III device (in commercial distribution before May 28, 1976) for which premarket applications have not been called, are placed in class III. In general, a class III device cannot be marketed in the United States unless the FDA approves the device after submission of a premarket approval, or PMA, application. The FDA can also impose restrictions on the sale, distribution or use of devices at the time of their clearance or approval, or subsequent to marketing.

In order to obtain PMA and, in some cases, a 510(k) clearance, a product sponsor must conduct well controlled clinical trials designed to test the safety and effectiveness of the product. Conducting clinical trials generally entails a long, expensive and uncertain process that is subject to delays and failure at any stage. The data obtained from clinical trials may be inadequate to support approval or clearance of a submission. In addition, the occurrence of unexpected findings in connection with clinical trials may prevent or delay obtaining approval or clearance. If we conduct clinical trials, they may be delayed or halted, or be inadequate to support approval or clearance.

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510(k) Clearance. To obtain 510(k) clearance for any of our devices (or for certain modifications to devices that have received 510(k) clearance), we must submit a pre-market notification demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or a pre-amendment device that was in commercial distribution before May 28, 1976, or a “predicate device,” for which the FDA has not yet called for the submission of a PMA application. In making a determination that the device is substantially equivalent to a predicate device, the FDA compares the proposed device to the predicate device and assesses whether the two devices are comparable in intended use, technology, and safety and effectiveness. If the FDA determines that they are, the device may be cleared for marketing. The FDA’s 510(k) clearance pathway generally takes from three to 12 months from the date the application is completed, but can take significantly longer. In reviewing a premarket notification, the FDA may request additional information, including clinical data, which may significantly prolong the review process. After a medical device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a significant change in its intended use, requires a new 510(k) clearance or could require PMA approval. For example our reliance on third-party manufacturers may require us to submit new 510(k) notifications when a change in one of our manufacturers significantly affects the safety or effectiveness of the device. To the extent we make changes to our third-party manufacturers, we will assess, pursuant to the FDA’s guidance, whether to seek additional FDA clearances to market our products using a new contract manufacturer. The FDA requires each manufacturer to make this determination in the first instance, but the agency can review any such decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to seek 510(k) clearance or PMA approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained. Also, the manufacturer may be subject to significant regulatory fines or penalties.

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PMA. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device or device in commercial distribution before May 28, 1976 for which PMAs have not been required, generally require a PMA before they can be commercially distributed. A PMA application must be supported by extensive data, including technical, pre-clinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. After a PMA application is complete, the FDA begins an in-depth review of the submitted information, which generally takes between one and three years, but may take significantly longer. Prior to approving the PMA, the FDA will conduct an inspection of the manufacturing facilities and the clinical sites where the supporting study was conducted. The facility inspection evaluates the company’s compliance with the quality system regulation, or QSR, requirements, which impose elaborate design development, testing, control, documentation and other quality assurance procedures in the design and manufacturing process. An inspection of clinical sites evaluates compliance with the Investigational Device Exemption, or IDE, requirements described below. Frequently, the FDA will convene an advisory panel of experts from outside the FDA to review and evaluate the PMA and provide recommendations to the FDA as to the approvability of the device. The panel’s recommendation is given great weight, but is not dispositive of the agency’s decision. If the FDA’s evaluation is favorable, the PMA is approved and the device may be marketed in the United States. The FDA may approve the PMA with postapproval conditions intended to ensure the safety and effectiveness of the device including, among others, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval. Failure to comply with the conditions of approval can result in material adverse enforcement action, including the loss or withdrawal of the approval. After any pre-market approval, a new pre-market approval application or application supplement may be required in the event of modifications to the device, its labeling, intended use or indication or its manufacturing process. Supplements to a PMA often require the submission of the same type of information required for an original PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA.

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Clinical Studies. Clinical testing is sometimes required to support a 510(k) premarket notification, and one or more clinical trials are almost always required to support a PMA application. All clinical studies of investigational devices must be conducted in compliance with the FDA’s requirements for such studies. If an investigational device could pose a significant risk to patients, the FDA must approve an Investigational Device Exemption, or IDE, application prior to initiation of a clinical study. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The FDA typically grants IDE approval for a specified number of study centers and patients. There can be no assurance that submission of an IDE will result in the ability to commence clinical trials. Additionally, after a trial begins, the FDA may place it on hold or terminate it if, among other reasons, it concludes that clinical subjects are exposed to an unacceptable health risk. The FDA’s grant of permission to proceed with clinical testing does not constitute a commitment that the FDA will consider the study design adequate to support clearance or approval. In addition, there can be no assurance that the data generated during a clinical study will meet chosen safety and effectiveness endpoints or otherwise produce results that will lead the FDA to grant marketing clearance or approval.

If U.S. clinical data is required to support one of our other marketing applications, an IDE will in most cases need to be assembled and submitted to the FDA. The FDA reviews and must approve an IDE before a study may begin in the United States. In addition, the study must be approved by an Institutional Review Board, or IRB, for each clinical site. When all approvals are obtained, the study may be initiated to evaluate the device. The FDA, and the IRB at each institution at which a clinical trial is being performed, may suspend a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable health risk. All clinical studies of investigational devices must be conducted in compliance with FDA’s extensive requirements. During a study, we would be required to comply with the FDA’s IDE requirements for investigator selection, trial monitoring, reporting, record keeping and prohibitions on the promotion of investigational devices or making safety or efficacy claims for them. The investigators must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices, and comply with all reporting and record keeping requirements. Following completion of a study, we would need to collect, analyze and present the data to the FDA in a 510(k) premarket notification or a PMA, as appropriate. The results of clinical testing may not be sufficient to obtain clearance or approval of the product.

•	Postmarket Regulation. Even after a device receives clearance or approval and is placed on the market, numerous regulatory requirements apply. These include:

•	establishment registration and device listing with the FDA;

•

QSR requirements, which requires manufacturers, including third party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or “off-label” uses, and other requirements related to promotional activities;

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medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

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corrections and removals reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FFDCA that may present a risk to health; and

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions: fines, injunctions, civil or criminal penalties, recall or seizure of our current or future products, operating restrictions, partial suspension or total shutdown of production, refusing our request for 510(k) clearance or PMA approval of new products, rescinding previously granted 510(k) clearances or withdrawing previously granted PMA approvals.

We are subject to announced and unannounced inspections by the FDA to determine our compliance with regulatory requirements, and these inspections may include the manufacturing facilities of our subcontractors. We have not yet been inspected by the FDA or any other regulatory authority. Furthermore, later discovery of previously unknown problems with any of our products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the withdrawal of the product from the market or voluntary or mandatory recalls.

AMAR. The Israeli Health Ministry regulates certain aspects relating to medical components and devices, or Amar. We are required to obtain the Israeli Health Ministry’s approval for the import of components for our products, marketing surveillance, and clinical trials.

Regulatory Approvals in Other Countries. International sales of medical devices are subject to foreign government regulations, which may vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ. There is a trend towards harmonization of quality system standards among the EU, the United States, Canada and various other industrialized countries.

We are in the process of applying for regulatory approvals in Mexico and China and intend to apply for regulatory approvals in Brazil, Russia and India.

Brazilian Requirements. Medical devices are regulated in Brazil by the ANVISA. ANVISA classifies medical devices according to the risk a medical device poses pursuant to Annex II of the Brazilian Resolution RDC 185/01. The four different classification levels are Class I, II, III and IV (equivalent to I, IIa, IIb, and III for CE marking in Europe). Class I medical devices are invasive, Class II are non-invasive, Class III are active, and Class IV are those subject to special rules. We believe our insulin pumps fall within Class III and our insulin infusion sets fall within Class II.

ANVISA requires compliance with a complex regulatory framework for the marketing and sale of medical devices within Brazil. Specifically, foreign companies must comply with registration for commercialization requirements. The registration for commercialization process requires the manufacturer to designate a Brazilian company to submit the technical documentation and act as the license holder. This company can be either the importer or a “hosting” company hired by the manufacturer to act as the license holder and thus maintain control over the registration and marketing. The registration will be made before ANVISA under the name of such license holder. The Brazilian company’s registration with ANVISA certifies compliance with ANVISA’s GMP requirements and with other regulatory requirements that apply to the importer.

Additionally, to register for commercialization with ANVISA, the manufacturer must implement a Quality Management System in compliance with ANVISA’s GMPs. If the manufacturer has an ISO 13485 system, implementing relatively minor adjustments will effectively ensure compliance with ANVISA GMPs. Beginning in May 2010, ANVISA will perform worldwide, on-site inspections at the manufacturer’s facilities for manufacturers of Class III and IV devices and issue GMP compliance certificates. Although renewal is every two years, on-site inspections may not take place that often and are instead expected to take place every four years. In intermediate years between inspections, companies may complete a “self-inspection” process provided that no non-conformities have been found and no incidents have been reported.

The manufacturer must obtain a “Certificate of Conformity,” or INMETRO mark, issued by a Brazilian certification body for Class III (active) medical devices. These certification bodies might test the products or, in certain cases, accept tests performed by other laboratories. They will also carry out annual on-site inspections and laboratory re-testing of certain aspects related to electrical safety. Once all of these preparatory steps have been completed, the manufacturer can prepare and submit a dossier providing evidence of the safety and efficacy of the products. The information required for submission in the Brazilian dossier mirrors that in the EU Technical File under European law. The registration for commercialization process can be costly and time-consuming, including fees for registration and inspection. Although ANVISA attempts to complete registration applications within 90 days, it generally takes four to six months, and in some circumstances could take up to one year. Once issued, an ANVISA registration is valid for five years.

Distributors must be licensed and qualified for the specific class of medical device that they will handle, and require a permit by the state sanitary authorities and the federal government, as well as a contract with a qualified technician and a local Brazilian laboratory. The Brazilian importer of the device must have an import license. Each manufacturer/distributor must establish and maintain the procedures to manage the distribution of finalized products in order to verify that only the certified products are released for distribution.

Our failure to comply with the Brazilian regulatory framework could result in: (i) notice from the sanitary agency demanding compliance with rules; (ii) apprehension of products/devices that are in non-conformity to the rules; (iii) suspension of the operations of the infringing company; (iv) cancellation of ANVISA’s authorization to operate; (v) cancellation of products’/devices’ registration; and/or (vi) fines varying from approximately US$55 to US$850,000, according to the circumstances of the infraction and the company’s revenue.

Russian Requirements. The requirements for the regulation of medical devices in Russia are set out in a complex network of laws and regulations issued by the general federal, regional and local authorities. These laws set forth requirements for, among others, the registration, licensing, pricing, clinical trials, quality control, safety, efficacy and distribution of medical devices marketed in Russia.

The primary regulatory authorities responsible for the regulation of medical devices in Russia include the Russian Ministry of Healthcare and Social Development, or the Ministry of Health, the Federal Service on Surveillance in Healthcare and Social Development (which reports to the Ministry of Health), the Federal Service on Surveillance for Consumer Rights Protection and Human Well-Being, the State Committee for Standardization, Metrology and Certification, or Gosstandart, and a number of other federal state agencies and commissions.

Three certificates are required prior to the marketing of a medical device in Russia. The Ministry of Health requires a registration certification for the sale of medical devices in Russia, and the Gosstandart ensures the products conform with technical and safety standards through issuance of a certificate of conformity. Additionally, a sanitary-epidemiological certificate must be issued by the Federal Service on Surveillance for Consumer Rights Protection and Human Well-Being.

The Ministry of Health prohibits the sale and use of foreign-made medical equipment in Russia without a registration certificate. After a product is registered, it is added to the National Registry of medical equipment permitted for use in medical treatment in the Russian Federation. The registration process is handled by the Department of State Control over Quality, Efficiency, and Safety of Drugs and Medical Equipment within the Ministry of Health.

The registration application process includes submission of an application with a technical description of the product, price information, operating instructions in Russian, copies of registration certificates in the country of origin and third countries, documents about the producer of medical devices, certificates and declarations confirming compliance of quality to the terms and conditions of legislation of the place of production and local trial results, as well as other information. The Council for New Medical Equipment, or the Council, within the Ministry of Health reviews the documentation and determines the risk classification of the equipment and the recommended scope of clinical trials that need to be conducted, as well as the number of hospitals and patients for such trials. The Council then recommends whether the product should proceed to the technical and clinical trials necessary for the registration. The process includes several stages of testing on the medical device, which requires permission for importation prior to issuance of a registration certificate. Toxicology and technical testing must take place in testing centers accredited by the Ministry of Health. The Ministry of Health authorizes clinical testing by healthcare institutions once the preclinical testing is completed. The clinical trials are usually conducted in one or two accredited medical centers in the territory of the Russian Federation, and the hospitals are responsible for conducting the trials. The applicant must cover insurance payments for risks of adverse effects of the clinical tests on the test participants. Once complete, the clinical trial results are submitted to the Russian Health Supervision. If the Russian authorities deem the results to be satisfactory, then a registration certificate will be issued.

Medical device registrations last for a term of five to 10 years depending on the type of device, with subsequent re-registrations available. The registration process can be extremely costly, depending on the medical device, with fees up to 15% of the cost of the device. The process to obtain the registration certificate generally takes from six to eight months, but may take longer depending on the type of medical device and scope of testing. Additionally, if the Council decides that a foreign medical device has existing analogs in Russia, it may deny registration of the foreign product.

The second certificate required for marketing of medical equipment in Russia is a separate certificate of conformity with safety and quality requirements, or the GOST R Certificate. The GOST R Certificate, issued by the Gosstandart or one of its accredited certification centers, can only be issued for products that have been previously registered with the Ministry of Health. The GOST R Certificate is intended to ensure product conformity through a system of end product certification by accredited third party certification organizations. Applicants initiate the certification process by submitting a declaration-application to a certification organization to conduct the conformity testing. The applicant must provide technical information on the device, the device specifications and other technical reports showing compliance with international harmonized standards performed by international accredited laboratories, among other information. The Gosstandart may decide additional tests are required or that certain technical tests such as electrical safety, electromagnetic compatibility, etc., must be repeated, depending on type of device, as applicable. If all test reports are available from international accredited laboratories, the technical evaluation process may be simpler and faster since it is limited to checking the reports and performing selective tests in lieu of complete technical tests. Once a certification has been issued, the applicant receives a license to use Gosstandart’s mark of conformity, which must be displayed on each imported product to confirm it is properly certified.

Medical device companies must also prepare and submit a set of documents for the purpose of obtaining the third required certification, the sanitary-epidemiological conclusion. The existence of previous toxicological reports from international accredited laboratories does not simplify the procedure for obtaining the sanitary-epidemiological conclusion.

The procedure for registration and certification by the various regulatory authorities in Russia can be costly and time-consuming. Failure to comply could result in decisions of state authorities of the Russian Federation to postpone or prohibit import and trading of relevant medical devices and imposition of administrative fines. We cannot assure you that the Russian authorities will ultimately issue the required certifications for our medical devices to be registered and appropriately marketed in Russia. Additionally, it may be difficult, if not impossible, for us to successfully register and certify our medical devices in Russia without the assistance of a consultant to do it for us, which may add to the expense of the process.

Moreover, these regulatory and legal requirements may be revised, changed, or expanded by the primary regulatory authorities or the Russian Parliament. For example, we are aware that the Russian Safety Law has been introduced to the Russian Parliament. We believe that the Russian Safety Law is in an early stage of development and it is unclear if or when it would be adopted or whether the proposed legislation will be significantly revised. If enacted in its current form, the Russian Safety Law is aimed at setting unified rules for safety and state control of medical purpose wares, including medical devices, as well as at harmonizing Russian regulation with similar WTO rules and takes the Global Harmonization Task Force recommendations into account. Although the timing for adoption is impossible to predict and there can be no assurance that the Russian Safety Law (i) will be adopted without significant variations from the version that is currently publicly available or (ii) will be adopted at all, it may have an impact on our ability to sell and market our products in Russia. Moreover, it is not uncommon for new significant Russian legislation, such as the Russian Safety Law, to create uncertainties in application of such legislation by market participants as well as inconsistencies in application thereof by relevant state authorities.

Similarly, on February 1, 2010, the Federal Law On the Principles of State Regulation of Trading Activity in the Russian Federation, or the Trading Law, came into force potentially making substantial changes to the legal regime applicable to trade activities in Russia. The Trading Law applies to any party engaged in trade of any goods, other than, in certain circumstances, the initial manufacturer of the goods, and could therefore impact both our distribution and retail segments. The Trading Law restricts the mark-up a retailer may apply to certain products, imposes certain minimum periods for payments to suppliers and prohibits the inclusion of certain terms in supply contracts. The application of the Trading Law to the medical device industry is unclear. At this stage, we cannot assure you that the Trading Law will not be applied to our operations or that it will be applied in a consistent manner. In particular, in light of the absence of relevant statistical data, it is unclear how the relevant governmental authorities will monitor or assess compliance with the restrictions imposed by the Trading Law.

Indian Requirements. The Indian Central Drugs Standard Control Organization, or DSCO, also known as the office of the Drugs Controller General of India, or DCGI, is responsible for the regulation of medical devices in India. Under the Indian Drugs and Cosmetics Act of 1940, or the Act, a “drug” includes “such devices intended for internal or external use in the diagnosis, treatment, mitigation or prevention of disease or disorder in human beings or animals” as may be specified by the Central Government by public notification in the Official Gazette. Prior to 2005, most medical devices were freely marketed in India without regulatory controls; such products were subject only to the provisions of the Import-Export policy of India. In 2005, the DCGI issued a notification that it would treat certain sterile medical devices notified therein as drugs and prescribed registration, importation and manufacturing requirements for those notified devices. Such devices are now subject to Section 3(b)(iv) of the Act and must comply with the requirements of that law, the Drugs and Cosmetics Rules of 1945, or the Rules, and specific requirements prescribed under the 2005 notification. In 2009, the Indian government issued a clarification to deem certain medical devices, including insulin syringes and accessories of insulin infusion sets, to fall within the scope of the 2005 notification, making them subject to Indian regulatory requirements as drugs.

The registration process for such medical devices defined as drugs under the Act may be completed by the manufacturer, importer or the responsible agent in India. The process generally includes an application with details about the applicant, product information, regulatory status of the product in other jurisdictions, and manufacturing information, among others. In addition, the manufacturer must obtain an import license and appoint a local regulatory authorized representative. The DCGI may request a facility audit, in addition to its review of the documents submitted as part of the registration. The DCGI issues the registration certificate within nine months from the date of receipt of the application, and in exceptional circumstances and for reasons to be recorded in writing, may issue the registration under an extended period not to exceed three months.

In 2006, the Indian government proposed a bill known as the Medical Devices Regulation Bill, or the Bill, to consolidate the laws related to medical devices and to establish the Medical Device Regulatory Authority of India to create and maintain a national system of controls relating to quality, safety, efficacy and availability of medical devices that are used in India, whether produced in India or elsewhere. Specifically, if passed, the Medical Devices Regulation Bill will require that any medical device imported into India satisfies prescribed requirements of essential principles of safety and performance. A device manufacturer will be required to ensure that the medical device imported into India satisfies the requirements of the Act and the rules and regulations made thereunder, at all stages of production, processing, import, distribution and sale. The Bill is still in draft form and under discussion for improvements and changes thereto. The Bill will become law only once the Bill has been approved by the Houses of Parliament of India, receives Presidential assent and is notified in the Official Gazette. If and when the Bill becomes law, it may have a significant impact on the procedure to market our medical devices in India.

Chinese Requirements. China’s State Food and Drug Administration, or SFDA, regulates medical devices pursuant to the Regulation for the Supervision and Administration of Medical Devices issued by the State Council in 2000. The SFDA has established a number of regulatory requirements for medical devices, including provisions on classification, registration, approval, manufacturing practices, quality standards, distribution, importation, labeling, advertising, adverse event reporting, clinical testing, and market surveillance. Medical devices are classified by the SFDA into three categories, Class I, Class II and Class III, depending on the degree of risk associated with the medical device and the extent of control needed to ensure their safety and effectiveness. Class I medical devices are those for which safety and effectiveness can be ensured through routine administration. Class II medical devices are those for which further control is required to ensure safety and effectiveness. Class III medical devices are those that are implanted into the human body, used for life support or sustenance, or pose potential risk to the human body and thus must be strictly controlled to ensure safety and effectiveness. We believe our products are Class III medical devices under Chinese law.

Before a medical device manufactured outside of China can be imported into China for commercial distribution, the manufacturer must register and obtain a registration certificate for the medical device pursuant to the Administrative Measures Governing the Registration of Medical Devices issued by the SFDA in 2004. The registration process involves pre-application preparation by the applicant, the submission of an application, responses to questions and provision of additional data upon request, and may involve an on-site audit of the quality system for Class III products. On the basis of this information, the SFDA issues a registration certificate.

The pre-application step involves, among other activities: compilation of product standards in accordance with SFDA’s administrative requirements for medical device standards, such product standards being no lower than the applicable Chinese national or industry standards; confirmation of the compliance of such product with applicable standards by a medical device inspection and testing institution jointly accredited by SFDA and the General Administration of Quality Supervision, Inspection and Quarantine; and collection of clinical data, including through clinical trials conducted by medical institutions jointly accredited by SFDA and the Ministry of Heath for conducting clinical trials.

The registration process may be costly and expensive, and we cannot assure you that the Chinese authorities will ultimately issue the necessary registration license required for marketing our devices in China. For example, we must pay for local testing, the preparation and submission of two dossiers and the management of the registration process for two single products, as well as the SFDA fees. In addition, the costs of translation may be significant. It generally takes three months for the preparation of the submission including local testing, and ten to 12 months for the SFDA’s review and approval of our registration application. A medical device registration certificate is valid for four years and application for renewal may be submitted to SFDA at least six months prior to the expiry of the certificate. If we are issued the necessary registration to market our medical devices in China, there is no assurance that the Chinese authorities will ultimately renew the registration.

Failure to comply with the requirements of SFDA on registration and distribution of medical devices can result in the revocation of a registration certificate and administrative or criminal penalties. Furthermore, the Chinese authorities conduct regular inspections on products used by medical institutions. Such inspections are carried out on a random basis and the products selected are required to comply with the laws and standards in force at the time. The results of the inspections are open to the public and will therefore have significant influence on the public’s perception and ultimate choice of products. Products that fail to meet the national standards may result in the imposition of penalties on the manufacturer and a ban on the production and sale of such products. Even if we ultimately achieve an SFDA registration, there is no assurance that our devices will continue to meet the applicable requirements in the future and that may have an adverse effect on our business, operations and financial condition.

The SFDA may also change its policies, adopt additional regulations, revise existing regulations or tighten enforcement, each of which could result in additional costs. There are a number of proposed administrative regulations and departmental rules which, if adopted in their current forms, would include the creation of new procedures for manufacturing processes, would require that foreign devices receive requisite marketing approvals in the exporting country prior to registering the device in China, and would require additional support documentation for marketing approval requests. Specifically, the SFDA circulated a draft Regulation for the Supervision and Administration of Medical Devices for public comment in September 2007. If enacted, this 2007 Regulation would replace the 2000 Regulation by the same name. It is not clear when this draft will be enacted and, if enacted, whether it will be enacted substantially in the form it was circulated for comment in 2007. If the 2007 draft was enacted, the procedures for verification of the supporting documents submitted with the application will be tightened up and new procedures for verification of the manufacturer’s research and development activities will be introduced. More recently, the SFDA circulated draft Administrative Measures Governing the Registration of Medical Devices for public comment in April 2009. If enacted, the 2009 Administrative Measures replace the 2004 Administrative Measures by the same name. It is not clear when this draft will be enacted and, if enacted, whether it will be enacted substantially in the form it was circulated for comment in 2009. If 2009 draft was enacted, a foreign medical device will have to be approved for sale in the country of export before application may be made for its registration in China. Further, the supporting documents required to be submitted with the registration application will be significantly increased and the time taken for the review and approval of the application will be significantly increased.

Mexican Requirements. Medical devices are regulated in Mexico pursuant to the General Health Law (Ley General de Salud) and the Medical Materials Regulations (Reglamento de Insumos para la Salud). The Mexican authority responsible for enforcement of this legal regime is the Ministry of Health (Secretaría de Salud) through the Federal Commission for the Protection against Sanitary Risks (Comisión Federal para la Protección contra Riesgos Sanitarios or COFEPRIS).

The General Health Law does not use the term “medical devices” (dispositivos medicos). However, COFEPRIS has issued guidelines to identify such products as the following: (i) medical equipment; (ii) prosthesis, orthosis and functional aids; (iii) diagnostic agents; (iv) dental material; (v) surgery and therapeutic material; and (vi) hygiene products. The Medical Materials Regulations categorize such products into three classes, depending on the risk associated with their use: Class I medical devices have proven safety and efficacy, and generally are not introduced into the body; Class II medical devices are generally introduced into the organism for less than thirty days; and Class III medical devices are new or recently accepted in medical practice, or are introduced into the body and remain in it for more than thirty days. We believe our insulin pumps and infusion sets are Class II products under Mexican law.

Under the General Health Law and the Medical Materials Regulations, medical devices must be registered prior to marketing in Mexico, whether they are produced locally or abroad. The registration, known as the Sanitary Registry, is the authorization issued by the Mexican Federal Government once the product’s safety, efficacy and quality is demonstrated. Manufacturers must provide, among other documentation, information on the safety and efficacy of their medical devices, similar to the documentation provided in the EU Technical File. Additionally, foreign companies must have a legally appointed distributor(s) responsible for importing registered medical devices. The distributor must notify COFEPRIS that it will be marketing the medical device.

The registration process is initiated by the registered Mexican distributor designated by the manufacturer. The Mexican distributor is the owner of the Sanitary Registration and actual importer of the product. Other distributors may use the same registration to market the device in Mexico, with prior authorization from COFEPRIS, the holder of the registration, and the manufacturer of the medical device. Although applicable law provides that the registration process should be resolved in no more than sixty days, in practice it can be costly and time-consuming, taking anywhere from six to eight months, depending on the backlog at COFEPRIS and additional information and clarification requests.

Medical devices officially registered with COFEPRIS must also comply with mandatory labeling standards, as well as the requirements of the Mexican technovigilance system, which includes adverse event reporting. Failure to comply with these requirements could lead to the confiscation of the medical device, and fines ranging from approximately US$8,000 to US$26,500.

Environmental

Our research and development and manufacturing processes involve the handling of potentially harmful biological and hazardous materials. We are subject to local laws and regulations governing the use, handling, storage and disposal of hazardous and biological materials and we incur expenses relating to compliance with these laws and regulations. We could be subject to additional environmental requirements as to the material composition of our products. Changes to or restrictions on permitting requirements or processes or hazardous or biological material storage or handling might require an unplanned capital investment or relocation. Failure to comply with new or existing laws or regulations could harm our business, financial condition and results of operations.

We believe that we are in material compliance with applicable environmental laws and regulations.

Pricing

We expect that our products will be generally purchased directly by patients, and where reimbursement is available, we will generally bill third-party payors on behalf of our patients.

Third-party payors may decline to reimburse for procedures, supplies or services determined not to be “medically necessary” or “reasonable.” In particular cases, some third-party payors may decline to reimburse for a patient because such patient fails to meet its criteria, most often because the patient already received reimbursement for an insulin pump from that payor within the warranty period or because the patient does not meet their medical criteria for an insulin infusion device.

Common medical criteria for third-party payors approving reimbursement for insulin pump therapy include a patient having elevated A1c levels (a form of hemoglobin used primarily to identify the average plasma glucose concentration over prolonged periods of time), a history of recurring hypoglycemia, fluctuations in blood glucose levels prior to meals or upon waking or severe glycemic variability. Reimbursement may become less likely in the future as pressure increases for lower healthcare costs, particularly near-term costs.

There is widespread concern that healthcare market initiatives in the United States and elsewhere may lead third-party payors to decline or further limit reimbursement. Although our products are especially cost effective, third-party payors may still decide to focus on the lower initial costs associated with injection therapy or will otherwise limit reimbursement for insulin infusion systems or other products we develop. Because of uncertainties regarding the possible healthcare reform measures that could be proposed in the future and initiatives to reduce costs by private payors, we cannot predict whether reimbursement for our current or future products will be affected or, if affected, the extent of any effect. The unavailability of third-party coverage or the inadequacy of reimbursement for our current or future products would adversely affect our business, financial condition and results of operations.

We also expect to sell our products in countries where no reimbursement or insurance coverage is available and to work with local partners to create awareness for our products such that the local healthcare system may consider reimbursing patients for our products.

Set forth below is a discussion of certain reimbursement policies in the BRIC countries and Mexico.

China

At the national level, neither the cost of the insulin pump (or similar product) nor the cost of insulin pump therapy falls within the type of medical expenses that can be claimed under the basic medical insurance coverage in China. However, some of the costs of insulin pump therapy have become claimable in the following localities and this trend will likely continue:

•	in Chongqing Municipality, the cost of insulin pump therapy can be partially claimed since December 1, 2008;

•	in Jiangsu Province, the cost of insulin pump therapy can be partially claimed since July 1, 2009; and

•	in Dalian Municipality, commencing January 1, 2010, the cost of insulin pump therapy can now be claimed up to 85%.

Russia

In December 2009, the Russian Health and Social Development Ministry adopted an order which specifies the amount of hi-tech medical aid to be rendered at the federal and regional budget’s expense in 2010. The pediatrics section of this order, which covers 11 different groups of diseases and treatment, includes, inter alia, the complex treatment of pancreatic diabetes using daily glycohemia monitoring and insulin pumps. The order states that such treatment should be available at the expense of the budget to 14,333 patients, and the aggregate funds allocated to these 11 groups of treatment amount to approximately RUR1,420 million (US$47 million) at the rate of RUR30.2 per US$1, the official rate quoted by the Central Bank of Russia for May 13, 2010), of this sum, up to 10%, or RUR141.7 million (US$4.7 million) can be spent on acquiring, maintaining and repairing medical equipment, with the balance being spent on pharmaceuticals, expendable materials and labor costs.

Brazil

The Brazilian government does not reimburse medical treatments or medical procedures. In Brazil, there are public hospitals that offer medical treatment for free to the Brazilian population, but the Brazilian health system is poorly managed and the public hospitals lack specialized doctors and medical equipment. On the other hand, the Brazilian Constitution states that it is a government obligation to provide health care to the population. With this argument, some patients go to court to force the government to pay for a certain treatment that is prescribed by his/her doctor. If the patient wins, the government purchases the treatment or medication directly from the company that produces or distributes the drug or product. Therefore, there is no reimbursement in this chain.

With respect to reimbursements by private insurers, insulin pumps can be reimbursed or not depending on the type of insurance policy; however, in general, it is not reimbursable. In addition, the legislation regarding private insurance does not list insulin treatment as a type of treatment that must be reimbursed by private insurers. In a typical case where a patient seeks reimbursement from insurers: the doctor prescribes the treatment and the patient, before starting the treatment, submits the prescribed treatment to the private insurance for approval. If it is approved, the patient initiates the treatment and the insurance will reimburse it. If not, then the patient will have to pay from his/her own pocket.

India

There is no government program in India under which reimbursement is provided for money spent on insulin pumps. In addition, according to a medical insurance agent, private insurers in India do not typically provide reimbursement for money spent on insulin pumps under private medical insurance policies.

Mexico

Although healthcare in Mexico is an essential right of the entire population, as a general rule the federal government does not reimburse health care expenses. In general terms, public health care is provided by public hospitals (which are accessible to the general public) and social security medical centers (which are accessible to individuals with social security and their beneficiaries). Concerning the latter, the main social security institutions (with social security centers) are the Mexican Social Security Institution (Instituto Mexicano del Seguro Social or IMSS) and the Institution of Social Services and Security of State Workers (Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado or ISSTE). Additionally, there is a special social security provided for the members of lower economical/social classes (Sistema de Protección Social de Salud or Seguro Popular). If duly prescribed, IMSS, ISSTE and Seguro Popular cover the medical products a patient may require for treating his/her medical condition, but not through reimbursement. The relevant social security institution is obligated to gratuitously provide the patient with the required medial product from those listed in its medical products catalog. Therefore, if a patient who qualifies for one of the aforementioned public health services, independently acquires a medical device, such as an insulin pump, as a general rule, he/she would not be entitled to reimbursement from the federal government. Nevertheless, IMSS, to which all employees are entitled, provides for insulin pumps in its medical products catalog; therefore, to the extent there is existing inventory and an IMSS patient is duly prescribed an insulin pump, IMSS would be obligated to provide it.

With respect to private insurers, insurance companies authorized to provide health care coverage may limit the events and coverage of their insurance. Concerning coverage for an insulin pump, Mexican insurance policies that would cover the cost of an insulin pump do exist; provided, mainly, that the health disorder is covered by the insurance policy (e.g., diabetes), that the device is duly prescribed for such disorder (e.g., prescribed by a doctor in compliance with the insurance policy), and that the device is authorized by the Mexican health authority (i.e., it has a Sanitary Registry). However, the acquisition of private health insurance is not mandatory in Mexico, and the percentage of the population with access to governmental health insurance is greater than that which has acquired private coverage in addition to statutory public health coverage.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of June 30, 2010:

Name	Age	Position(s)
Meni Mor	47	Chairman of the Board of Directors
Efraim Argaman	43	Chief Executive Officer
Amir Loberman	47	Chief Financial Officer
Hezkiah Tsoory	42	Chief Operating Officer
Israel Tal	41	Vice President of Marketing and Business Development
Eyal Sheratzky	41	Director
Zeev Bronfeld	59	Director
Isaac Unger	31	Director
Nir Sheratzky	38	Director
Avraham Eylon	49	Director
Galia Malka	38	External Director
Avi Ben Haim	33	External Director
Barry H. Ginsberg, MD, PhD	65	Director Nominee

Meni Mor, our chairman of the board of directors since September 2009, has served as a member of our board of directors since December 2004 and served as our chief executive officer from May 2005 until September 2009. He also serves as the chairman of the board of directors of Sindolor Holdings and served as the chief executive officer of Biomedix Incubator Ltd., one of the largest life science investment groups in Israel, from May 2005 and until January 2006. Mr. Mor serves as a director of all of our direct subsidiaries, as well as Biomedix, Nasvax, Ltd., Meytav Technological Incubator Ltd., Allium Medical Solutions, Ltd., D.N.A. Biomedical Solutions Ltd. and Gefen Biomed Investments, Ltd.

Efraim Argaman, our chief executive officer since September 2009, joined us after leading ITGI Medical Ltd., an Israeli biomedical engineering public company, through its transition from a research and development company to a commercially viable company. Mr. Argaman also serves as the chief executive officer of our direct subsidiaries, except NextGen, and as a director of all of our subsidiaries. Mr. Argaman served two and half years as ITGI’s chief executive officer and prior to that eight years as the chief executive officer and a director of Magenta Capital Ltd., a business and financial consulting company. He holds a B.A. in Accounting and Economics from Haifa University.

Amir Loberman, our Chief Financial Officer since October 2009, has over 12 years of experience as a chief financial officer and controller, and serves as the chief financial office of our subsidiaries, as our compliance officer and as a director of Sindolor Medical. He also serves as the chief financial officer of Biocell, a company under the control of Zeev Bronfeld, one of our directors and controlling persons. On May 24, 2010, Mr. Loberman resigned his position as the chief financial officer of Biocell effective as of June 30, 2010. Mr. Loberman served as the chief financial officer of ITGI Medical Ltd. for two years and as the chief financial officer and controller of A. Rosenfeld Shipping Ltd. for 10 years. He holds a B.A. in Economics and Accounting and an MBA from Haifa University and is an Israeli CPA.

Hezkiah Tsoory, our chief operating officer since December 2009, joined us after serving for more than two years as the chief operating officer of Medical Compression Systems Inc., a medical device company engaged in blood circulation solutions, and of MentorWave Technologies Ltd., which provides 3D visualization solutions. Prior to that, he served for more than four years as vice president of manufacturing technologies of Power Paper Ltd., a provider of next-generation, printable micro-powered devices technologies used for cosmetic and therapeutic purposes. Mr. Tsoory holds a B.Sc. in Mechanical Engineering from the Technion-Israel Institute of Technology and an M.Sc. from the Polytechnic Institute of New York University.

Israel Tal, our vice president of marketing and business development since November 2008, has 19 years of experience in various commercial positions, including marketing and sales, and has been engaged during the last nine years in the medical device arena. He also serves as the chief executive officer of NextGen and Sindolor Medical. He joined us after serving a total of four years as vice president of marketing and sales of Karmel Sonix Ltd. and prior to that as vice president of sales of Power Paper Ltd. Mr. Tal holds LL.B and LL.M degrees from Bar Ilan University School of Law.

Eyal Sheratzky has been a member of our board of directors since December 2004 and served as our chairman of the board of directors from April 2005 until September 2009. Since 2003, he has been the co-chief executive officer of Ituran Location and Control Ltd., or Ituran, a publicly-held company listed on both the TASE and NASDAQ. Prior to that, he served as an alternate chief executive officer of Ituran in 2002 and as vice president of business development of Ituran during the years 1999 through 2002. Mr. Sheratzky also serves as a director of Moked Ituran Ltd. (the controlling persons of Ituran) and certain of Ituran’s other subsidiaries, as well as of Nilimedix, Protalix Ltd. and others. Mr. Sheratzky holds LL.B and LL.M degrees from Tel-Aviv University School of Law and an Executive MBA degree from the Kellogg School of Management at Northwestern University. Mr. Eyal Sheratzky is the brother of Nir Sheratzky.

Zeev Bronfeld has been a member of our board of directors since December 2004 and is a member of the boards of directors of all of our subsidiaries. Mr. Bronfeld is involved in a number of biotechnology companies. He is a co-founder of Biocell and has served as its chief executive officer since 1986. He currently serves as a director and a temporary chairman of Protalix Ltd. and as a director of, among others, Biocell, Biomedix, Meytav Technological Incubator Ltd., Ecocycle Israel Ltd., Contipi Ltd., L.N. Innovative Technologies, Gefen Biomed Investments Ltd., The Trendlines Group, MOFET B’Yehuda-Industrial Research & Development in Judea Ltd., Incubator for Management of Technological Entrepreneurship Misgav Ltd., ETView Ltd., FlowSense Ltd., D.N.A. Biomedical Solutions Ltd., Dorot Properties and Holdings Ltd., A.Y.M.B. Holdings and Investments Ltd., First S.B.S. Holdings Ltd. and Macrocure Ltd. Mr. Bronfeld holds a B.A. in Economics from Hebrew University.

Isaac Unger has been a member of our board of directors since September 2005. He is a director and member of the audit committee of Biomedix. He is a member of the Israeli bar association and has worked for several years as an attorney in Israel and as a legal advisor at a New York law firm. He holds an LL.B degree from Netania College of Law and an LL.M. degree from the Jerusalem Hebrew University.

Nir Sheratzky has been a member of our board of directors since February 2006. Since 2003, he has served as the co-chief executive officer of Ituran. Prior to that, he served as an alternate chief executive officer of Ituran from 1995 to 2003. He also serves as a director in Moked Ituran Ltd., chairman of the board of E.R.M. Electronic Systems Ltd., and a director of Mapa Internet Ltd and Mapa-Mapping and Publications Ltd. He holds B.A. and M.A. degrees in Economics from Tel-Aviv University. Mr. Sheratzky is the brother of Eyal Sheratzky.

Avraham Eylon has been a member of our board of directors since May 2008. He is the founder, the chief executive officer and a director of Papaya Fashion Ltd., one of the leading developers and marketers of children’s shoes in Israel. Mr. Eylon also serves as a director of D.N.A Biomedical Solutions Ltd., a publicly held company listed on the TASE. Mr. Eylon has led Papaya Fashion Ltd. since he founded it in 1999. He manages approximately 40 employees and his company markets its shoes in Israel, the United States, Australia and Russia.

Galia Malka has served as an external director since February 2008. Ms. Malka was a systems analyst and a financial implementation expert in the Bank Leumi’s project for its assets management system. She also serves as an external director at S.D.S. (Star Security Systems) Ltd. and Peer Stream Ltd. Ms. Malka holds a B.A in Statistics, magna cum laude, from Haifa University, and a MBA, specializing in finance, from the Ben-Gurion University.

Avi Ben Haim has served as an external director since June 2009. He served as the production and purchasing manager at Offset A.B. Ltd. from April 1998 until April 2009. He is engaged in the printing industry. Mr. Haim holds a B.A. in Business, specializing in finance, from the College of Management and an MBA, specializing in finance, from Tel-Aviv University.

Barry H. Ginsberg, MD, PhD will be a nominee for election as a class B director at our shareholders meeting to be held on August 11, 2010. Dr. Ginsberg’s appointment will be subject to the completion of this offering. If this offering closes after the date of such shareholders meeting, his appointment will become effective only upon completion of this offering. Dr. Ginsberg is the chief executive officer of Diabetes Technology Consultants. Until 2007, he was vice president for WorldWide Medical Affairs for the Diabetes Division of BD Medical Systems, or BD, which is among the world’s leading suppliers of medical devices and a leading innovator in injection- and infusion-based drug delivery, where he led the medical aspects of the diabetes program for 17 years. Dr. Ginsberg has served on the board of directors of the ADA from 1977 to 1990 and as president of the board of directors of the ADA (Iowa Affiliate) from 1985 to 1987. Dr. Ginsberg is an internationally-recognized expert in diabetes, blood glucose monitoring and implantable sensors. He is the recipient of a Lifetime Achievement Award from BD. He is on the board of directors of Biodel Inc., a company working to produce an ultra-rapid insulin, is consulting medical director for Agamatrix, which is engaged in the field of diabetes care, and for Facet Technologies Inc., a business information solutions company, and is a senior consultant to the Artificial Pancreas Project of the Juvenile Diabetes Research Foundation International. Dr. Ginsberg was on the senior advisory group of the China Diabetes Education Program, a program of Project Hope and the Chinese Ministry of Health to improve diabetes education in China. Dr. Ginsberg joined BD from the University of Iowa, where he was a professor of internal medicine and biochemistry. He was the Principle Investigator of the DCCT and for part of the time led the ancillary research committee of the DCCT. He has published over 100 articles in peer-reviewed journals and has received many research grants. Dr. Ginsberg also has expertise in computers and on the data reduction, analysis and usage of glucose monitoring data. He has an undergraduate degree with highest honors in chemistry from Harpur College, SUNY Binghamton and an MD and PhD in Molecular Biology from Albert Einstein College of Medicine. His medical training in internal medicine was obtained at Beth Israel Hospital (Boston), a Harvard primary teaching hospital, and his training in Endocrinology and Diabetes was conducted at the Diabetes Branch of the NIH.

Eyal Sheratzky and Nir Sheratzky are brothers. There are no other familial relationships among our executive officers and directors.

Our directors are elected at general meetings of our shareholders. Although our shareholders do not have special voting rights with respect to the election of directors or otherwise, our controlling shareholders vote as a group pursuant to a shareholders agreement. See “Related Party Transactions—Transactions with Our Affiliates and Associates.”

Corporate Governance Practices

As a corporation incorporated in Israel and listed on the TASE, we are subject to various corporate governance requirements under Israeli law relating to such matters as external directors, the audit committee and an internal auditor. These matters are in addition to the NASDAQ Marketplace Rules and other applicable provisions of U.S. securities laws. Under the NASDAQ Marketplace Rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the NASDAQ Marketplace Rules, except for certain matters including (among others) the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC. For further information, see “Risk Factors—Risks Related to Our Ordinary Shares—We are controlled by a small number of existing shareholders who may make decisions with which you may disagree” and “—NASDAQ Marketplace Rules and Home Country Practices.”

Board of Directors and Executive Officers

Pursuant to our articles of association, our board of directors must consist of at least three and not more than 11 directors, including a minimum of two external directors as required by the Israeli Companies Law. Our directors (other than the external directors) are divided into three classes, and directors are elected for a term of three years (except for the first two years during which the provision for a staggered board is implemented as described below). The term of office of our directors assigned to class A will expire at our first annual meeting of shareholders to be held after the date of this prospectus and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class B will expire at the second annual meeting of shareholders to be held after the date of this prospectus and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class C will expire at the third annual meeting of shareholders to be held after the date of this prospectus and at each third succeeding annual meeting thereafter. In addition, our articles of association provide, among others, that a director (other than an external director) may only be removed from office without cause by a resolution adopted by a majority vote of our shareholders and that the articles relating to the number of directors, staggered board and removal of a director from office without cause may be changed only by a resolution adopted by a majority vote of our shareholders. This classification of our board of directors may delay or prevent a change of control or a change of our management. Pursuant to our articles of association, other than the external directors, for whom special election requirements apply, our directors are elected by a resolution of our shareholders adopted by an ordinary majority standard at the annual general shareholders’ meeting. External directors may be removed from office pursuant to the terms of the Israeli Companies Law. See “—External Directors.”

Our shareholders have assigned Nir Sheratzky and Isaac Unger to class A of our board of directors, Avraham Eylon to class B of our board of directors and Meni Mor, Zeev Bronfeld and Eyal Sheratzky to class C of our board of directors. Barry H. Ginsberg is a class B director nominee and we intend to nominate up to two additional directors in the future who will be assigned to classes A and B.

Pursuant to the Israeli Companies Law, our chairman convenes and presides over the meetings of our board of directors and our board of directors is required to meet at least once every three months. In addition, a meeting of our board of directors may be convened at the request of any two directors or any one director if such director becomes aware of a matter of our company in which an apparent breach of a law or harm to proper business procedures has occurred. The quorum required for a meeting of our board of directors consists of a majority of the members of the board of directors and resolutions of our board of directors require an affirmative vote by the majority of the members present. Our articles of associations allow our board of directors to pass resolutions without actually convening a meeting of the board of directors, provided that all directors entitled to participate in the discussion and to vote on the matter have agreed not to convene a meeting of the board of directors for a discussion of the matter.

Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is appointed or until his or her resignation or removal.

External Directors

Under the Israeli Companies Law, Israeli companies whose shares are publicly traded are required to appoint at least two external directors to serve on their board of directors. In addition, each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee must include all external directors then serving on the board of directors.

A person may not serve as an external director if, at the date of the person’s appointment or within the prior two years, the person or his or her relatives, partners, employees or entities under the person’s control, have or had any affiliation with us or any entity controlling, controlled by or under common control with us. Under the Israeli Companies Law, the term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control or service as an office holder.

A person may not serve as an external director if that person’s position or other business activities create, or may create, a conflict of interest with the person’s service as an external director or may otherwise interfere with the person’s ability to serve as an external director. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time. An individual may not be appointed as an external director if he is an employee of the Israel Securities Authority or of a stock exchange in Israel. Until the lapse of two years after termination or expiration of an external director’s membership on a board of directors, such company may not engage an external director to serve as an executive officer or director and cannot employ or receive services from that person for pay, either directly or indirectly, including through a corporation controlled by that person. If at the time any external director is appointed, all members of the board of directors are the same gender, then the external director to be appointed must be of the other gender.

Under the Israeli Companies Law, a person may be appointed as an external director if he or she has professional qualifications or if he or she has accounting and financial expertise. In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise.

External directors must be elected by a majority vote of the shares present and voting at a shareholders general meeting, provided that either:

•	such majority includes at least one-third of the shares held by all non-controlling shareholders present and voting at such meeting; or

•	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed 1% of the aggregate voting rights of the company.

The Israeli Companies Law provides for an initial three-year term for an external director which may be extended for one additional three-year term by a majority vote at a shareholders’ meeting, subject to the conditions described above. External directors may be removed from office only by the same special majority required for their election or by a court and, in each case, only if they have ceased to meet the statutory qualifications for appointment or if they have violated their duty of loyalty to the company. In the event of a vacancy created by an external director, our board of directors is required under the Israeli Companies Law to call a shareholders’ meeting to appoint a new external director as soon as practicable.

External directors may be compensated only in accordance with regulations adopted under the Israeli Companies Law.

Avi Ben Haim and Galia Malka serve as external directors on our board or directors and their terms extend to June 25, 2012 and February 10, 2011, respectively. Our board of directors has determined that both of our external directors possess “accounting and financial” expertise.

NASDAQ Marketplace Rules and Home Country Practices

As a “foreign private issuer,” as such term is defined under Rule 405 of the Securities Act, with shares to be listed on NASDAQ, we will be permitted to comply with our home country corporate governance practices instead of certain NASDAQ Marketplace Rules. We intend to follow Israeli law and practice instead of the applicable NASDAQ Marketplace Rules regarding the number of independent directors on our board of directors, the composition of our compensation committee, the director nominations process and the requirements relating to quorum and timing of our annual meetings, proxy solicitations, review of related-party transactions and shareholder approval for certain dilutive events. Accordingly, our shareholders may not enjoy the same protection intended to be afforded by the NASDAQ Marketplace Rules.

Instead, we intend to rely on the exemptions from the NASDAQ Marketplace Rules requiring that the majority of our board of directors be independent, that the compensation of executive officers be determined or recommended to the board by a committee comprised solely of independent directors and that director nominees be selected, or recommended for the board of directors’ selection, either by a majority of the independent directors or a committee comprised solely of independent directors. Instead, we will follow Israeli law that requires two of our directors to be external directors (who will also be “independent” as defined by the NASDAQ Marketplace Rules), our compensation committee to be comprised solely of directors, including at least one external director, and our directors will be recommended by our board of directors for election by our shareholders.

We also intend to comply with Israeli law and practice with respect to the following shareholders’ meeting matters:

•

our quorum for shareholders’ meetings is set at 25% of the voting power of our ordinary shares, compared to 33 1/3% of the outstanding shares of a company’s common stock under the NASDAQ Marketplace Rules;

•

we are required to solicit proxies only with respect to certain matters brought before a shareholders’ meeting, such as the election or dismissal of directors and the approval of related-party transactions and mergers, compared to the solicitation of proxies for all matters brought before a shareholders’ meeting under the NASDAQ Marketplace Rules; and

•

our annual shareholders’ meeting must be convened not later than 15 months after the previous annual meeting, compared to not later than one year after the end of a company’s fiscal year-end under the NASDAQ Marketplace Rules.

In addition, the NASDAQ Marketplace Rules require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans and arrangements, an issuance that will result in a change of control of a company, certain transactions other than a public offering involving issuances of a 20% or more interest in a company and certain acquisitions of the stock or assets of another company. Under Israeli law and practice, in general, the approval of the board of directors is required for the establishment or amendment of equity-based compensation plans and arrangements, unless the arrangement is for the benefit of a director, or a controlling shareholder, in which case audit committee and shareholder approvals are also required. Similarly, the approval of the board of directors is generally sufficient for a private placement unless the private placement involves a director, a controlling shareholder or is deemed a “significant private placement,” in which case shareholder approval, and, in some cases, audit committee approval, would also be required. A “significant private placement” is a private placement in which a company issues securities representing 20% or more of its voting rights prior to the issuance and the consideration received by the company pursuant to such issuance is not comprised, in whole or in part, solely of cash or securities registered for trade on an exchange or which is not made pursuant to market conditions, and as a result of which the holdings of a substantial shareholder in securities of the company will increase or as a result of which a person will become a substantial shareholder after the issue. A “substantial shareholder” is a person holding 5% or more of the issued share capital of the company or of its voting rights.

Furthermore, although Israeli law requires us to conduct an appropriate review and maintain oversight of all related-party transactions similar to the NASDAQ Marketplace Rules. We intend to follow the definitions and requirements of the Israeli Companies Law in determining the kind of approval required for a related-party transaction which tend to be more rigorous than the NASDAQ Marketplace Rules. See “Management—Directors and Executive Officers” and “Management—Shareholders” for a description of the required approvals under Israeli law of related-party transactions.

A foreign private issuer that elects to follow a home country practice instead of the applicable NASDAQ Marketplace Rules must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.

Committees of the Board of Directors

Our board of directors has established two standing committees: the audit committee and the compensation committee. The compensation committee will commence its operations after the completion of this offering.

Audit Committee. Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the external directors. The audit committee may not include the chairman of the board of directors, any director employed by the company or providing services to the company on an ongoing basis, a controlling shareholder or any of the controlling shareholder’s relatives. In addition, under the NASDAQ Marketplace Rules, we also are required to maintain an audit committee of at least three members, all of whom are independent directors under the NASDAQ Marketplace Rules. The NASDAQ Marketplace Rules also require that at least one member of the audit committee be a financial expert.

Currently, our audit committee is comprised of Galia Malka and Avi Ben Haim, our external directors, as well as Isaac Unger, and its composition and function meet the requirements of the NASDAQ Marketplace Rules.

Our audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Israeli Companies Law, the audit committee is also required to identify deficiencies in the administration of the company, including by consulting with the internal auditor, and to recommend remedial actions with respect to such deficiencies, and is responsible for reviewing and approving related party transactions.

Pursuant to the Israeli Companies Regulations (Provisions and Conditions regarding the Financial Statements’ Authorization Process), 2010, a public company is required to establish a committee of the board of directors for the examination of financial statements. Commencing with the 2010 year-end financial statements, financial reports of a public company may be brought for discussion and authorization of the board of directors only after such committee for the examination of financial statements has discussed and formulated recommendations to the board of directors in connection with: the estimates used in connection with the financial statements; the internal audits related to financial reporting; the completeness and appropriateness of disclosure in the financial statements; the accounting policy adopted and accounting treatment applied in the material matters of the company; valuations, including the assumptions and estimates underlying them, on which bases data in the financial statements is provided. The members of the committee for the examination of financial statements must be directors who meet certain independence requirements, and, among other things, must be able to read and understand financial statements, with at least one of the members being an accounting and financial expert (as defined under the regulations). We intend to have our audit committee serve as the committee for the examination of financial statements.

Compensation Committee. We have established a compensation committee that will commence its operations after the completion of this offering, will be responsible for making recommendations to the board of directors regarding the issuance of employee share options under our share option and benefit plans and will determine salaries and bonuses for our executive officers and incentive compensation for our other employees. The members of the compensation committee will be Avi Ben Haim, Zeev Bronfeld and Eyal Sheratzky.

Internal Auditor

Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is, among others, to examine whether a company’s actions comply with the law and proper business procedure. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Israeli Companies Law defines an “interested party” as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is Daniel Shapira, 55, a certified accountant who has served as our internal auditor since March 20, 2005. Mr. Shapira has been the manager of his accounting firm for approximately twenty-five years and serves as the internal auditor of several public companies listed in Israel and abroad. He holds a B.A. in Accounting and Economics from Bar-Ilan University.

Executive Officer and Director Compensation

The aggregate direct compensation we paid to our non-executive directors for their services as directors as a group for the year ended December 31, 2009 was approximately NIS 169 thousand (approximately US$46 thousand). We do not reimburse our directors for expenses incurred related to their attendance at board of directors or committee meetings, other than our external directors, who receive their compensation in accordance with Israeli law, Mr. Mor, the chairman of our board of directors, and Mr. Bronfeld, the chairman of the board of directors of Sindolor Medical. For a more detailed description of Messrs. Mor and Bronfeld’s compensation, see “Related Party Transactions—Transactions with Our Directors and Principal Officers.” Dr. Ginsberg, our director nominee, is expected to receive the following compensation, subject to his nomination and the approvals of our general meeting of shareholders: an annual compensation of US$12 thousand; US$1 thousand per each meeting in which he participates in person and US$250 per each telephonic meeting or unanimous written resolution; and 15,625 options to purchase our ordinary shares at a an exercise price equal to the initial public offering price of our ordinary shares offered hereby. Such options will vest on a quarterly basis in equal parts over a period of four years, but in the event of a sale of the activities of any of our subsidiaries (except for a sale to an affiliated entity) or in the event of a public offering of our ordinary shares at a pre-money company valuation of at least US$150 million, all of the options will automatically become fully vested. In addition, Mr. Ginsberg will be entitled to reimbursement of expenses incurred when participating in person at board meetings in Israel, including the expenses of business class flights to and from Israel and accommodation expenses at a five star hotel.

The aggregate direct compensation we paid to our officers as a group for the year ended December 31, 2009 was approximately NIS 3,436 thousand (approximately US$925 thousand). This amount includes approximately NIS 296 thousand (approximately US$80 thousand), which was set aside or accrued to provide for pension, retirement, severance or similar benefits. This amount includes expenses we incurred for other payments, including car expenses, dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2009.

In 2009, our five highest paid directors and officers received the following compensation: Efri Argaman, our chief executive officer, received the aggregate sum of NIS 1,169 thousand (approximately US$315 thousand); Israel Tal, our vice president of marketing and business development, received the aggregate sum of NIS 1,018 thousand (approximately US$274 thousand); Meni Mor, the chairman of our board of directors, received the aggregate sum of NIS 329 thousand (approximately US$89 thousand); Eli Arad, our former chief financial officer, received NIS 214 thousand (approximately US$58 thousand); and Zeev Bronfeld, our director and chairman of the board of directors of Sindolor Medical, received the aggregate sum of NIS 240 thousand (approximately US$65 thousand) for his services as chairman of the board of directors of Sindolor Medical.

We have established share option plans pursuant to which our directors will be eligible to receive share options. See “—Employee Benefit Plans” below. See “—Employment Agreements with Executive Officers” for a detailed description of options granted to Efri Argaman and Israel Tal. In addition, we granted Eli Arad 20,156 options under our first share option plan that we adopted in 2005, all of which are fully vested and none have been exercised. Although Mr. Arad’s employment with us terminated on December 31, 2009, our board of directors resolved that the vesting of his options will continue notwithstanding termination of his employment.

As of March 31, 2010, there were 167,224 outstanding options to purchase ordinary shares granted to our directors and officers (four persons), at a weighted average exercise price of NIS 32.832 (US$8.842) and options to purchase 12,750 ordinary shares of Sindolor Medical granted to one of the above four persons at an exercise price of NIS 29.00 (US$7.810) per share. In June 2010, the board of directors and audit committee of NextGen resolved to grant Amir Loberman and Israel Tal, who also serve as executive officers of NextGen, a total of 3,074,929 options to purchase 3,074,020 ordinary shares of NextGen, at a weighted average exercise price of NIS 0.0924 (US$0.025) per share. These options will be granted under a newly adopted share option plan of NextGen, which is still subject to the approval of the Israeli tax authorities.

See “—Employment Agreements with Executive Officers” for a more detailed discussion of our employment arrangements with Messrs. Argaman, Loberman, Tsoory and Tal.

Employment Agreements with Executive Officers

On August 9, 2009, we entered into an employment agreement with Efraim Argaman pursuant to which he agreed to serve as our chief executive officer for a gross monthly salary of NIS 44,600 (US$12,011), as adjusted to the Israeli CPI provided it is not less than NIS 44,600 (US$12,011). The agreement is effective as of September 1, 2009, has a four-year term and may be terminated by either party upon sixty-days’ prior written notice unless we terminate it with immediate effect upon the occurrence of certain events. In addition to his monthly salary until December 31, 2010, Mr. Argaman is entitled to an annual bonus equal to four times his monthly salary if we reach a sales target during such year of at least US$2,000,000. Thereafter, Mr. Argaman is entitled to an annual bonus equal to 5% of our annual operating profit during each year that Mr. Argaman’s employment continues during such year. In the event of termination of his employment by us other than upon the occurrence of certain events, which permit us to terminate his employment immediately, Mr. Argaman is entitled to additional compensation equal to (i) twice his monthly salary less any amount accumulated as severance pay if such termination occurs during the first year of employment, and (ii) three times his monthly salary less any amount accumulated as severance pay if such termination occurs during the second, third or fourth year of his employment, provided that, if the aggregate sum of his severance pay exceeds the additional compensation, such additional compensation shall not be paid to Mr. Argaman. In addition, we granted to Mr. Argaman 120,349 options, exercisable into 120,349 of our ordinary shares over a period of ten years at an exercise price of NIS 32.864 (US$8.851) for each option. One-eighth of the aggregate number of options granted to Mr. Argaman will vest after the completion of six months of employment and the remaining options will vest over a period of 42 months commencing as of his seventh month of employment. As of June 30, 2010, 24,894 of his options had vested and he had not exercised any of his options. In the event that Mr. Argaman terminates his employment with us, Mr. Argaman will be entitled exercise vested options as of the date of termination of his employment for a period of 90 days following such termination. In the event of a sale of the activities of any of our subsidiaries (except for a sale to an affiliated entity) or in the event of a public offering of our shares at a pre-money company valuation of at least US$150 million, all of Mr. Argaman’s unvested options will automatically become fully vested. In addition, we granted Mr. Argaman a NIS 200,000 loan bearing interest at an annual rate of 4%, as adjusted to the Israeli CPI, which Mr. Argaman fully repaid on March 7, 2010. Mr. Argaman is also entitled to a company car, including reimbursement of all car-related expenses, a cellular phone and reimbursement of travel expenses pursuant to company policy existing at the time of such travel, as well as other customary benefits. Pursuant to his employment agreement, Mr. Argaman may not be employed or provide services to any entity competing with us for a period of 12 months following the expiration or termination of his employment or solicit any of our employees or otherwise contact any of our customers or any third parties that have business relations with us for a period of 24 moths following the expiration or termination of his employment. In addition, we undertook to fully indemnify Mr. Argaman for any loss, claim and expense caused as a result of his employment with us, except for any loss, claim or expense caused by his intentional or willful misconduct, provided they were not caused as a result of his act or omission made with an intention to cause us damage.

On October 12, 2009, we entered into an employment agreement with Amir Loberman pursuant to which he agreed to serve as our chief financial officer for a gross monthly salary of NIS 30,000 (US$8,080). The agreement is effective as of October 20, 2009 and continues until terminated upon 60-days’ prior written notice unless we terminate it with immediate effect upon the occurrence of certain events. In addition, we granted Mr. Loberman 15,625 options, exercisable into 15,625 of our ordinary shares over a period of 10 years, for an exercise price of NIS 32.864 (US$8.851) for each option. One-sixth of the aggregate number of options granted to Mr. Loberman will vest after the completion of six months of employment with us and after seven months of employment one-twelfth of the remaining options will vest each quarter until the end of his third year of employment. As of June 30, 2010, 3,610 of his options had vested and he had not exercised any of his options. In the event that Mr. Loberman’s employment is terminated for any reason, he will be entitled to the options vested until the date of termination of his employment and may exercise them during a period of three months following termination of his employment at which time such options will expire. In the event of a sale of the activities of any of our subsidiaries (except for a sale to an affiliated entity) or in the event of a public offering of our ordinary shares at a pre-money company valuation of at least US$150 million, all of his unvested options at such time will automatically become fully vested. Mr. Loberman is also entitled to a company car, including reimbursement of all car-related expenses, and a cellular phone as well as other customary benefits. Pursuant to his employment agreement, Mr. Loberman may not be employed or provide services to any entity competing with our business for a period of 12 months (if his employment with us is terminated after being employed with us for a period of between six to 18 months) or for a period of 18 months (if his employment with us is terminated after being employed with us for more than 18 months) following the expiration or termination of his employment with us. Mr. Loberman further agreed that for a period of 24 months following the termination of his employment he would not solicit any of our employees or otherwise contact any of our customers or any third parties that have business relations with us.

On November 29, 2009, we entered into an employment agreement with Hezkiah Tsoory pursuant to which he agreed to serve as our chief operating officer for a gross monthly salary of NIS 35,000 (US$9,426). The agreement is effective as of December 20, 2009 and continues until terminated by either party upon 60-days’ prior written notice unless we terminate it with immediate effect upon the occurrence of certain events. In addition, we granted to Mr. Tsoory 15,625 options, exercisable into 15,625 of our ordinary shares over a period of 10 years, at an exercise price equal to the higher of the average price per ordinary share of our ordinary shares during the period of 30 days prior to the grant of the options and NIS 32.864 (US$8.851) for each option. One-sixth of the aggregate number of options granted to Mr. Tsoory will vest after he completes six months of employment with us and after his seventh month of employment one-twelfth of the remaining options will vest each quarter until the end of his third year of employment. As of June 30, 2010, 3,039 of his options had vested and he had not exercised any of his options. In the event that Mr. Tsoory’s employment is terminated during his first year of employment, he will be entitled to exercise the options vested until the time of termination during a three-month period following termination of his employment, at which time such options will expire. In the event of a sale of the activities of any of our subsidiaries (except for a sale to an affiliated entity) or in the event of a public offering of our shares at a pre-money company valuation of at least US$150 million, all of his unvested options at such time will automatically become fully vested. Mr. Tsoory is also entitled to a company car, including the reimbursement of all car-related expenses, and a cellular phone as well as other customary benefits. Pursuant to his employment agreement, Mr. Tsoory may not be employed or provide services to any entity competing with our business for a period of six months (if his employment with us is terminated after being employed with us for a period of up to six months), twelve months (if his employment with us terminated after being employed with us for between six to 18 months) or for a period of 18 months (if his employment with us is terminated after being employed with us for more than 18) months following the expiration or termination of his employment with us. Mr. Tsoory further agreed that for a period of 24 months following the termination of his employment with us he would not solicit any of our employees or otherwise contact any of our customers or any third parties that have business relations with us.

On November 2, 2008, we entered into an employment agreement with Israel Tal pursuant to which he agreed to serve as our vice president of marketing and business development for a gross monthly salary of NIS

12,090 (US$3,256). The agreement is effective as of November 2, 2008 and continues until terminated by either party upon 60-days’ prior written notice unless we terminate it with immediate effect upon the occurrence of certain events. Mr. Tal also serves as chief executive officer of Sindolor Medical and devotes one-third of his time to serving as our vice president of marketing and business development and two-thirds of his time to Sindolor Medical. In addition, we granted to Mr. Tal 15,625 options, exercisable into 15,625 of our ordinary shares over a period of 10 years, for an exercise price of NIS 32.4736 (US$8.746) for each option. One-third of the aggregate number of options granted to Mr. Tal will vest after 12 months of employment and one-twelfth of the remaining options will vest each quarter until the end of his third year of employment. As of June 30, 2010, 8,647 of his options had vested and he had not exercised any of his options. In the event of a sale of the activities of any of our subsidiaries (except for a sale to an affiliated entity) or in the event of a public offering of our ordinary shares at a pre-money company valuation of at least US$150 million, all of his unvested options at such time will automatically become fully vested. Pursuant to his employment agreement, Mr. Tal may not be employed or provide services to any entity competing with our business for a period of six months (if his employment with us is terminated after being employed with us for a period of up to six months) or 12 months (if his employment with us is terminated after being employed with us for a period of between six to 18 months) or for a period of 18 months (if his employment with us is terminated after being employed with us for more than 18 months) following the expiration or termination of his employment with us. Mr. Tal further agreed that during a period of 24 months following the termination of his employment, he would not solicit any of our employees or otherwise contact any customers or any third parties that have business relations with us.

Due to the lock-up period agreed to by our executive officers in connection with this offering, in the event that the employment of any of the above executive officers is terminated within the lock-up period in connection with this offering, their vested options shall remain exercisable until the lapse of three months from the end of such lock-up period.

Employee Benefit Plans

We maintain three equity incentive plans, each of which were adopted in compliance with Section 102 of the Israeli Income Tax Ordinance of 1961, or the Ordinance. In June 2010, NextGen adopted a new share option plan, or the NextGen 2010 Plan, under Section 102 of the Ordinance, which is still subject to the approval of the Israeli tax authorities. All options granted under previous employee benefit plans of NextGen have expired and NextGen does not intend to grant any additional options thereunder. In 2005, we adopted our first share option plan, or the 2005 Plan, and Nilimedix adopted a share option plan, or the Nilimedix 2005 Plan. In 2008, Sindolor Medical adopted a share option plan, or the 2008 Plan. The 2005 Plan, the Nilimedix 2005 Plan, the 2008 Plan and the NextGen 2010 Plan are qualified under Section 102 of the Ordinance, which provides certain tax benefits in connection with share-based compensation. To be eligible for tax benefits under Section 102 of the Ordinance, options or ordinary shares must be issued through a trustee, and if held by the trustee for the minimum required period, the employees and directors are entitled to defer any taxable event with respect to the options until the earlier of (i) the transfer of the options or underlying shares from the trustee to the employee or director or (ii) the sale of the options or underlying shares to any other third party. The tax treatment with respect to options granted to employees and directors under the 2005 Plan, the Nilimedix 2005 Plan, the 2008 Plan and the NextGen 2010 Plan is the result of our election of the capital gains tax track under Section 102 of the Ordinance. This election means that our employees and directors will generally be subject to a capital gains tax rate of 25% on the sale of the options or underlying shares, provided the trustee holds their options or, upon their exercise, the underlying shares for two years from the date of grant. We may not deduct expenses pertaining to the options for tax purposes. Section 102 of the Ordinance also provides for an income tax track, under which, among other things, the benefit to employees will be taxed as income, the issuer will be allowed to recognize expenses for tax purposes, and the minimum holding period for the trustee will be 12 months from the date of grant.

The 2005 Plan

Under the 2005 Plan, we were permitted to grant to our employees, directors, contractors and consultants or their affiliates options to purchase our ordinary shares. For the purposes of the 2005 Plan, “affiliate” means any company (i) that is our “controlling shareholder” (as such term is defined in Section 102 of the Ordinance), or (ii) of which we are a controlling shareholder, or (iii) which has a controlling shareholder that is also our controlling shareholder. We have exhausted the initial pool of ordinary shares available under the 2005 Plan. However, our board of directors has resolved that additional issuances of options under the 2005 Plan will result in a commensurate increase in the number of ordinary shares available under the 2005 Plan.

Our board of directors or a committee appointed by it has the authority to administer the 2005 Plan and to grant options under the 2005 Plan, including, without limitation (i) the persons to whom options shall be granted, (ii) the number of shares subject to each option, (iii) the time or times at which the same will be granted, (iv) restrictions on the transferability of the options, and (v) the schedule and conditions on which such options may be exercised.

Options granted under the 2005 Plan generally expire within ten years of the grant date, unless determined otherwise by our board of directors or a committee appointed by it, or any shorter period set forth in the grant notice.

As of June 30, 2010, we had granted a total of 476,115 options pursuant to the 2005 Plan, of which 141,574 had fully vested, 196,541 had been exercised into our ordinary shares and 10,967 had expired.

The Nilimedix 2005 Plan

Under the Nilimedix 2005 Plan, which was filed with the Israeli tax authorities in 2006, Nilimedix may grant to its or any of its affiliates’ directors, officers, employees and service providers options to purchase ordinary shares of Nilimedix. For the purposes of the Nilimedix 2005 Plan, the term “affiliate” means any company (i) that is a “controlling shareholder” (as such term is defined in Section 102 of the Ordinance) of Nilimedix, (ii) of which Nilimedix is a controlling shareholder, or (iii) which has a controlling shareholder that is also Nilimedix’ controlling shareholder. The total number of ordinary shares available for grant under the Nilimedix 2005 Plan is 10,000.

The board of directors of Nilimedix has the authority to administer and to grant options under the Nilimedix 2005 Plan. However, a committee appointed by the board may provide recommendations to the board of directors of Nilimedix with respect to the administration of the Nilimedix 2005 Plan and also has full power, among others, to alter any restrictions and conditions of the options, accelerate the rights of an optionee to exercise options and determine the exercise price of the options. Currently, the board of directors of Nilimedix has not appointed a committee to administer the plan. Options granted to date under the Nilimedix 2005 Plan vest over four years from the grant date so that 50% vest after 24 months and an additional 25% vest every 12 months thereafter.

Options granted to date under the Nilimedix 2005 Plan generally expire within ten years of the grant date unless extended by the committee or the board of directors. Options may be exercised only if vested and provided that the holder is employed by us or provides services to us continuously from the time of granting of the option until the date of exercise. However, if a holder’s termination of employment is without cause, vested options may be exercised for a period of 90 days from the date of termination; and if a holder’s termination is the result of death or disability, vested options may be exercised for a period of 12 months after the date of termination.

The Nilimedix 2005 Plan does not provide for acceleration of the vesting period upon the occurrence of certain corporate transactions. However, the committee or the board of directors may provide in individual option agreements that if the options are not substituted or exchanged by a successor company, the vesting of the options shall accelerate.

As of June 30, 2010, Nilimedix had granted a total of 9,683 options pursuant to the Nilimedix 2005 Plan of which 5,153 had fully vested, 3,407 had been exercised into Nilimedix ordinary shares and 708 options had expired.

The 2008 Plan

Under the 2008 Plan, Sindolor Medical may grant to its or any of its affiliates’ directors, officers, employees and service providers options to purchase ordinary shares of Sindolor Medical. For the purposes of the 2008 Plan, the term “affiliate” means any company (i) that is a “controlling shareholder” (as such term is defined in Section 102 of the Ordinance) of Sindolor Medical, (ii) of which Sindolor Medical is a controlling shareholder, or (iii) which has a controlling shareholder that is also Sindolor Medical’s controlling shareholder. The total number of ordinary shares available for grant under the 2005 Plan is 16,995.

The board of directors of Sindolor Medical has the authority to administer the 2008 Plan and to grant options under the plan. However, a committee appointed by it may provide recommendations to the board of directors of Sindolor Medical with respect to the administration of the plan and also has full power, among others, to alter any restrictions and conditions of the options, accelerate the rights of an optionee to exercise options and determine the exercise price of the options. Currently, the board of directors of Sindolor Medical has not appointed a committee to administer the plan. Options granted to date under the 2008 Plan vest over four years from the grant date so that 50% vest after 24 months and an additional 25% vest every 12 months thereafter.

Options granted to date under the 2008 Plan generally expire within 10 years of the grant date unless extended by the committee or the board of directors. Options may be exercised only if vested and provided that the holder is employed or provides services to us (including Sindolor Medical) continuously from the time of granting of the option until the date of exercise. However, if a holder’s termination of employment is without cause, vested options may be exercised for a period of 90 days from the date of termination of employment; and if a holder’s termination is the result of death or disability, vested options may be exercised for a period of 12 months after the date of termination. In addition, the committee or the board of directors may extend the exercise period of options held by employees whose employment was terminated for a period not exceeding their expiration date.

As of June 30, 2010, Sindolor Medical had granted a total of 16,995 options pursuant to the 2008 Plan of which 10,117 had fully vested and none had been exercised.

The NextGen 2010 Plan

Under the NextGen 2010 Plan, which is still subject to the approval of the Israeli tax authorities, NextGen may grant to its or any of its affiliates’ directors, officers, employees and service providers options to purchase ordinary shares of NextGen. For the purposes of the NextGen 2010 Plan, the term “affiliate” means any company (i) that is a “controlling shareholder” (as such term is defined in Section 102 of the Ordinance) of NextGen, (ii) of which NextGen is a controlling shareholder, or (iii) which has a controlling shareholder that is also NextGen’s controlling shareholder. The total number of ordinary shares available for grant under the NextGen 2010 Plan is 5,000,000.

Subject to the approval of the NextGen 2010 Plan by the Israeli tax authorities, the board of directors of NextGen has the authority to administer and to grant options under the NextGen 2010 Plan. However, a committee appointed by it may provide recommendations to the board of directors of NextGen with respect to the administration of the NextGen 2010 Plan and also has full power, among others, to alter any restrictions and conditions of the options, accelerate the rights of an optionee to exercise options and determine the exercise price of the options. Currently, the board of directors of NextGen has not appointed a committee to administer the plan. The options that the board of directors of NextGen and audit committee of NextGen have approved for grant to date under the NextGen 2010 Plan vest over four years from the optionees’ commencement of service date such that one-eighth of the options will vest after six months and one-sixteenth of the remaining options will vest each quarter until the end of their fourth year of service.

Options to be granted under the NextGen 2010 Plan will generally expire within ten years of the grant date unless extended by the committee or the board of directors. Options may be exercised only if vested and provided that the holder is employed by us or provides services to us continuously from the time of granting of the option until the date of exercise. However, if a holder’s termination of employment is without cause, vested options may be exercised for a period of 90 days from the date of termination; and if a holder’s termination is the result of death or disability, vested options may be exercised for a period of 12 months after the date of termination.

The NextGen 2010 Plan does not provide for acceleration of the vesting period upon the occurrence of certain corporate transactions. However, the committee or the board of directors of NextGen may provide in individual option agreements that if the options are not substituted or exchanged by a successor company, the vesting of the options shall accelerate.

As of June 15, 2010, NextGen had agreed to grant a total of 3,074,929 options pursuant to the NextGen 2010 Plan, none of which had vested.

In addition to the above plans, Nilimedix granted in 2003 a total of 8,840 options to purchase ordinary shares of Nilimedix to three employees of Nilimedix, of which 1,490 options were exercised into Nilimedix’ ordinary shares, 3,343 options expired and 3,318 were fully vested. We are in the process of applying for a tax pre-ruling for the conversion of 5,568 options in Nilimedix held by current and former employees of Nilimedix into 13,920 options of D. Medical.

Directors and Executive Officers

The Israeli Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined as any director, managing director, general manager, chief executive officer, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under “Management—Executive Officers and Directors” is an office holder of our company under the Israeli Companies Law.

Fiduciary duties. An office holder’s fiduciary duties consist of a duty of loyalty and a duty of care. The duty of loyalty requires the office holder to avoid any conflict of interest between the office holder’s position in the company and personal affairs, and proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantage for himself or others. This duty also requires him or her to reveal to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position as an office holder. The duty of care requires an office holder to act with a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to use reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information pertaining to these actions.

Compensation. Under the Israeli Companies Law, all compensation arrangements for office holders who are not directors require approval of the board of directors, unless the articles of association provide otherwise. Our articles of association do not provide otherwise. Arrangements regarding the compensation of directors require audit committee, board of directors and shareholder approval, in that order.

Disclosure of personal interest. The Israeli Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information known to him or her in connection with any existing or proposed transaction by the company. A personal interest, as defined by the Israeli Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company.

The office holder must disclose his personal interest no later than the first meeting of the company’s board of directors that discusses the particular transaction. An office holder is not obliged to disclose such information if the personal interest of the office holder derives solely of the personal interest of his or her relative in a transaction that is not an “extraordinary transaction.” The Israeli Companies Law defines an “extraordinary transaction” as a transaction not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities. The term “relative” is defined by the Israeli Companies Law as a spouse, sibling, parent, grandparent, descendent, spouse’s descendant and the spouse of any of the foregoing.

Approvals. The Israeli Companies Law provides that once an office holder has complied with the disclosure requirement, a company may approve a transaction between the company and the office holder or a third party in which the office holder has a personal interest, or approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. Such a transaction generally requires approval by the board of directors, unless the articles of association provide otherwise. Our articles of association do not provide otherwise. If the transaction considered is an extraordinary transaction or an undertaking to indemnify or insure an office holder who is not a director, audit committee approval is required prior to approval by the board of directors. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the audit committee, board of directors and shareholders, in that order. A company may not approve a transaction or action that is adverse to the company’s interest or that is not performed by the office holder in good faith.

A director who has a personal interest in a matter involving an extraordinary transaction, as defined in the Israeli Companies Law, which is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on that matter, unless a majority of the directors or members of the audit committee, as applicable, also have a personal interest in the matter. Any transaction in which a majority of the directors has a personal interest requires shareholder approval.

Shareholders

Under the Israeli Companies Law, the disclosure requirements that apply to an office holder also apply to a “controlling shareholder” of a public company. A “controlling shareholder” is any shareholder who has the ability to direct the activities of a company and, for the purpose of the disclosure requirements and approval of related party transactions, the term includes any shareholder holding 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

An extraordinary transaction between a public company and a controlling shareholder, or in which a controlling shareholder has a personal interest, including a private placement in which the controlling shareholder has a personal interest, and a transaction concerning the terms of compensation of the controlling shareholder or the controlling shareholder’s relative, who is an office holder or an employee, require the approval of the audit committee, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

•	the majority must include at least one-third of the shares of the voting shareholders who have no personal interest in the transaction; or

•	the total of opposition votes among the shareholders who have no personal interest in the transaction may not exceed 1% of the aggregate voting rights in the company.

Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his or her power in the company, including, among others, when voting at general meetings of shareholders or at class meetings on the following matters:

•	any amendment to the articles of association;

•	an increase in the company’s authorized share capital;

•	a merger; or

•	approval of related party transactions that require shareholder approval.

A shareholder has a general duty to refrain from acting to the detriment of other shareholders. In addition, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment of an office holder in the company has a duty of fairness towards the company. The Israeli Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Exculpation, Indemnification and Insurance of Directors and Officers

Under the Israeli Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. However, an Israeli company may not exculpate a director for liability arising out of a breach of duty of care in respect of a prohibited dividend or distribution to shareholders.

Under the Israeli Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is included in its articles of association:

•

Financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria.

•

Reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding, and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent.

•

Reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent. Under the Israeli Companies Law, a company may obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder if and to the extent provided in the company’s articles of association.

•	A breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company.

•	A breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or forfeit levied against the office holder.

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders must be approved by our audit committee and our board of directors and, in respect to our directors, by our shareholders.

Our articles of association allow us to indemnify, exculpate and insure our office holders to the fullest extent permitted by the Israeli Companies Law. Our articles of association also allow us to insure or indemnify any person who is not an office holder, including any employee, agent, consultant or contractor who is not an office holder.

We currently have directors’ and officers’ liability insurance covering our officers and directors (including the officers and directors of our subsidiaries) against certain claims. No claims for liability have been filed under this policy to date. In connection with this offering and becoming a public company in the United States, our audit committee, board of directors and shareholders have approved the procurement of new insurance policies for our directors and officers, which are more typical of those for public companies in the United States. These policies will provide for increased coverage, including coverage for the public offering of securities in the United States.

Our audit committee, board of directors and shareholders have resolved to indemnify our directors and officers to the extent permitted by law and by our articles of association for liabilities not covered by insurance and that are of certain enumerated types of events, subject to an aggregate sum equal to 25% of the shareholders equity outstanding at the time a claim for identification is made.

Furthermore, our audit committee, board of directors and shareholders have resolved to exculpate our directors and officers from any liability towards us for damages as a result of breach of their duty of care towards us in their acts in good faith and in their capacity as our directors or office holders.

RELATED PARTY TRANSACTIONS

Shareholders Agreement

On November 23, 2004, Meni Mor, Eyal Sheratzky, Zeev Bronfeld and Gal Erez entered into a shareholders agreement, or the shareholders agreement. Each party to the shareholders agreement agreed to meet prior to each of our shareholders meetings for the purpose of discussing the matters included on the agenda of any such meeting. Following discussion, each party votes on such matters with each party having one vote and the outcome based on a simple majority. Each of the parties then votes as a block at the subsequent shareholders meeting in accordance with the outcome of that vote. The agreement to vote described above applies to all beneficial holdings of the parties to the agreement.

With respect to the shares owned by each party as of the date of the shareholders agreement, the parties have tag-along rights on a pro rata basis in the event that a party wishes to sell his shares to a third party and have agreed to notify each other of an intended sale of such shares on a stock exchange.

In January 2007, Mr. Erez sold all of our ordinary shares he owned after complying with the foregoing tag-along provision. None of the other parties to the shareholders agreement exercised their tag-along rights at such time. As of July 22, 2010, the parties to the shareholders agreement beneficially own approximately 17.0% of our outstanding ordinary shares.

Transactions with Our Directors and Principal Officers

On March 16, 2006, following the approval of our audit committee and our board of directors, our shareholders approved an agreement between us, Biocell (a company in which Zeev Bronfeld is a controlling shareholder) and Biomedix (a company in which Mr. Bronfeld and Meni Mor are part of the controlling shareholders group). Pursuant to this agreement, the three companies agreed to share the expenses related to the lease of our headquarters in Ramat-Gan, as well as other administrative expenses and shared employees, proportionally, provided that if a specific expense only relates to a certain company, such company will solely bear such expense. As of April 2007, the three companies resolved to share the costs of mutual employees based on actual hours dedicated to each respective company. On February 7, 2010, following the approval of our audit committee and our board of directors, our shareholders approved the extension of the March 16, 2006 agreement through January 1, 2011, provided that the shared costs of mutual employees will be based on the actual hours dedicated by each such employee to each respective company. On March 11, 2010, our audit committee and board of directors approved the addition of Gefen to the abovementioned arrangement regarding the lease and shared costs. During 2008 and 2009, we paid the aggregate sums of NIS 332 thousand (US$89 thousand) and NIS 351 thousand (US$95 thousand), respectively, for our portion of the shared costs.

In September 2007, following the approval of our audit committee and our board of directors in July 2007, our shareholders approved a bonus plan for three of our directors, Meni Mor, Eyal Sheratzky and Zeev Bronfeld. The bonus plan provided that each of these directors is entitled to receive warrants to purchase our ordinary shares in the event of a public offering (including a merger or an acquisition) of any of our subsidiaries, such that the number of warrants to which they are entitled will depend on whether the valuation on which the public offering is based is US$150 million, US$250 million or US$400 million. In the event of a public offering, the amount raised must be at least US$30 million. The warrants granted will be fully vested and exercisable for a period of three years at an exercise price of NIS 31.57 (US$8.502) per warrant. In the event of a sale of any of our subsidiaries, each of Messrs. Mor, Sheratzky and Bronfeld will be entitled to a cash bonus calculated as a percentage of the proceeds from the sale. The entitlement is valid for any of the abovementioned transactions taking place during a term of five years from the date of approval of our board of directors (i.e., until July 2012) and provided that at the relevant time they served as directors on our board of directors.

On September 22, 2009, we entered into an independent contractor agreement with Mr. Mor, pursuant to which he agreed to serve as the chairman of our board of directors. The agreement provides for a monthly payment of NIS 20 thousand (US$5 thousand), linked to the Israeli CPI on a quarterly basis. The agreement has a term of five years commencing on September 22, 2009 and may be terminated by either party upon 60-days’ prior written notice to the other party. We may terminate the agreement in certain circumstances with immediate effect. Mr. Mor is a class C director. In the event that he is not re-elected at the third annual shareholders meeting following the date of this prospectus, we would exercise our right to terminate this agreement upon 60-days’ prior written notice. Mr. Mor is entitled to be reimbursed for his expenses up to the monthly sum of NIS 3 thousand (approximately US$800). In addition, we pay for Mr. Mor’s cellular phone and cellular modem expenses. Following the approval of our audit committee and board of directors, the agreement was approved by our shareholders on September 16, 2009.

On February 17, 2010, Sindolor Medical entered into an agreement with Mr. Bronfeld (through M.B.R.T. Development and Investment, Ltd., a company controlled by him), effective as of August 1, 2008, pursuant to which Mr. Bronfeld will serve as the chairman of the board of directors of Sindolor Medical. The agreement provides for a monthly fee of NIS 20 thousand (approximately US$5 thousand). The agreement has a term of three years, which ends on July 31, 2011, and may be terminated by either party upon 90-days’ prior written notice to the other party. Based on the terms of the initial approval, this agreement is subject to review and re-affirmation of Sindolor Medical’s board of directors each year.

On September 1, 2009, we granted Mr. Argaman a NIS 200 thousand loan bearing interest at an annual rate of 4%, as adjusted to the Israeli CPI, which Mr. Argaman fully repaid on March 7, 2010.

See “Employment Agreements with Executive Officers” for a more detailed discussion of our employment arrangements with Messrs. Argaman, Loberman, Tal and Tsoory.

Transactions with Our Affiliates and Associates

Transactions with Nilimedix

On February 6, 2005, D. Medical entered into an agreement with Nilimedix and Avraham Shkalim pursuant to which we acquired 70% of the issued share capital of Nilimedix for US$1.5 million. We paid US$500 thousand of the purchase price immediately with an additional US$500 thousand conditioned upon Nilimedix’ manufacturing ten identical prototypes of a durable insulin pump within six months, and the remaining US$500 thousand conditioned upon Nilimedix entering into a strategic partnership with an international body or completing the development of a disposable insulin pump prototype within ten months. Although Nilimedix eventually met these milestones, it was unable to meet them within the time frame set forth in the agreement. Nevertheless, we resolved to continue our investment in Nilimedix and, in February and July of 2006, we transferred the remaining investments based on our observations and conclusion that such investment was required in order to allow Nilimedix to meet the milestones and its other goals. Pursuant to the agreement, Nilimedix granted to its other shareholders the right to convert their shares in Nilimedix into our ordinary shares at the ratio of one Nilimedix share to 2.5 of our ordinary shares. The conversion right was subject to Nilimedix obtaining an FDA approval or CE approval for the insulin pump within six months of the grant. In February 2010, notwithstanding the fact that the conversion right expired, we extended the conversion option until December 31, 2010; and in May 2010, we resolved to provide a similar option to Nilimedix’ option holders such that they may choose, subject to certain conditions precedent, to convert their options to purchase shares of Nilimedix into options to purchase our ordinary shares at a ratio of one Nilimedix option to 2.5 options of D. Medical. Each option of D. Medical is exercisable by the holder for one ordinary share. In addition, under the agreement we agreed to pay pro rata to the other Nilimedix shareholders compensation equal to 2% of Nilimedix’ revenues up to the aggregate sum of US$3,000 thousand; provided that each shareholder exercising his or her conversion right was not entitled to any compensation as of the date of exercise of the conversion right by such shareholder. As of March 31, 2010, the capitalized liability for the compensation to the minority shareholders was a total of NIS 3,101 thousand (US$835 thousand). The agreement further provides that we are entitled to an annual management fee equal to 2% of Nilimedix’ revenues.

On February 13, 2007, we entered into an agreement with Nilimedix pursuant to which we invested US$1,600 thousand in Nilimedix in consideration for additional shares in Nilimedix, which increased our interest in Nilimedix to 80.6% on a fully-diluted basis. In addition, during 2008, we invested an additional sum of US$4,000 thousand in Nilimedix, increasing our interest in Nilimedix to 86.5% on a fully-diluted basis.

On July 24, 2008, we acquired 49,432 shares of Nilimedix from several minority shareholders of Nilimedix in consideration for 92,685 of our ordinary shares. On October 24, 2007, we offered certain of the minority shareholders of Nilimedix an option to convert their shares in Nilimedix into our ordinary shares at the ratio of one Nilimedix share to 1.875 of our ordinary shares, in lieu of the conversion right under the agreement. As of July 22, 2010, minority shareholders in Nilimedix held 60,765 Nilimedix shares, which are convertible into our ordinary shares at the ratio of one Nilimedix share to 2.5 of our ordinary shares.

On September 13, 2009, we entered into a loan agreement with Nilimedix pursuant to which we granted Nilimedix a loan of NIS 2,600 thousand (US$708 thousand), linked to the Israeli CPI, and bearing interest at the annual rate of 4% to be repaid by Nilimedix within five years of the date of the loan; provided that we may demand immediate repayment of the loan and accrued interest at any time after one year from the date of the loan.

In February 2010, we granted an additional loan of NIS 5,500 thousand (US$1,481 thousand) to Nilimedix, linked to the Israeli CPI, and bearing an annual interest at the rate of 4% to be repaid by Nilimedix within one year of the date of the loan. We have the right to demand immediate repayment of the loan and accrued interest at any time.

In February 2010, we entered into an agreement with Nilimedix pursuant to which we agreed to provide Nilimedix, commencing as of November 1, 2009, various services, including managerial, accounting, use of office space and business development services for a monthly fee of NIS 130 thousand (US$35 thousand), payable as of the date of commencement of such services. The term of the agreement is for an unlimited period and is terminable by either party upon 90-days’ prior written notice.

In May 2010, we agreed to grant an additional loan of NIS 6,500 thousand (US$1,751 thousand) to Nilimedix, linked to the Israeli CPI, and bearing interest at the annual rate of 4% to be repaid by Nilimedix within five years from the date of the loan. Nilimedix will repay intercompany debt owed to us out of this loan. We will have the right to demand immediate repayment of the loan and accrued interest at any time.

Transactions with G-Sense

In April 2005, we entered into an agreement with Nilimedix and G-Sense pursuant to which Nilimedix assigned all of its rights, including intellectual property rights, in a blood glucose monitoring sensor to G-Sense. In exchange for the assignment of rights, G-Sense agreed to pay to Nilimedix royalties equal to 4% of the income G-Sense generated from the sensor. G-Sense is required to pay such royalties to Nilimedix on an annual basis. Pursuant to the agreement, we agreed to invest up to US$2,500 thousand in G-Sense upon the achievement of certain product development milestones. We have the right to terminate our future investments in G-Sense in our sole discretion by providing G-Sense with 45-days’ prior written notice of such termination. As of June 15, 2010, we had invested an aggregate of US$300 thousand in G-Sense. As of July 22, 2010, G-Sense had not paid any royalties under the agreement.

In April 2005, G-Sense entered into an agreement with Avraham Shkalim pursuant to which Mr. Shkalim will provide G-Sense with ten hours per week of development and consultation services, primarily relating to the completion of the clinical model and feasibility of a continuous glucose monitoring device. In addition to a monthly salary initially set at NIS 8 thousand (US$2 thousand), Mr. Shkalim was also granted the following rights: (i) in the event that a strategic cooperation agreement is executed between G-Sense and a strategic partner,

Mr. Shkalim is entitled to up to US$200 thousand or up to 500,000 options convertible into 15,625 options of D. Medical at G-Sense’s discretion and depending on the identity of the strategic partner; and (ii) options in G-Sense, exercisable for no additional consideration, constituting 8% of the issued share capital of G-Sense; provided that in the event that an exit event, including the sale of the intellectual property of G-Sense, the sale of the majority of the shares in G-Sense, a public offering of G-Sense or a merger with one or more third parties, occurs prior to any investment of US$2,500 thousand in G-Sense, Mr. Shkalim is entitled to receive additional options, exercisable for no additional consideration, which will entitle Mr. Shkalim to hold, at the time immediately prior to the exit event, 15% of the issued share capital of G-Sense. Mr. Shkalim’s holdings may not be diluted by issuances of shares in G-Sense until investments in G-Sense reach $6,000 thousand. Thereafter, Mr. Shkalim’s holdings will be diluted at the same rate by which D. Medical’s holdings are diluted in each round of financing. Nilimedix provided Mr. Shkalim’s consultation services to G-Sense, for which Nilimedix charged G-Sense 10% of Mr. Shkalim’s monthly salary at Nilimedix. In addition, Nilimedix provided Mr. Shklaim’s consultation services to Medx-Set, for which Nilimedix charged Medx-Set 15% of Mr. Shkalim’s monthly salary at Nilimedix. As of January 12, 2010, Mr. Shkalim no longer provides services to G-Sense and we are of the opinion that his entitlement to cash bonus or options to purchase our ordinary shares in the event that a strategic cooperation agreement is executed has expired. We are unaware of his position on this matter.

In addition, we have made loans to G-Sense in an aggregate amount of NIS 6,636 thousand (US$1,787 thousand). These loans bear interest at an annual rate of 4% and we may demand immediate repayment of the loans at any time. All loans are to be repaid within a five-year period from their date of grant, with the first loan to be repaid in October 2011 and the last loan to be repaid in September 2014. In May, 2010, we agreed to grant an additional loan of NIS 1,750 thousand (US$471 thousand) to G-Sense, linked to the Israeli CPI, and bearing an interest at the annual rate of 4% to be repaid by G-Sense within five years from the date of the loan. G-Sense will repay intercompany debt owed to us out of this loan. We have the right to demand immediate repayment of the loan and accrued interest at any time.

In February 2010, we entered into an agreement with G-Sense pursuant to which we agreed to provide G-Sense, commencing as of November 1, 2009, various services, including managerial, accounting, use of office space and business development services for a monthly fee of NIS 20 thousand (US$5 thousand), payable as of the date of commencement of such services. The term of the agreement is for an unlimited period, terminable by either party upon 90-days’ prior written notice.

Transactions with Medx-Set

In January 2008, we entered into an agreement with Nilimedix and Medx-Set pursuant to which Nilimedix irrevocably assigned all of its rights, including intellectual property rights and the application for patent registration in respect thereof, to our LightyDD infusion sets to Medx-Set. Pursuant to this agreement, Nilimedix will be entitled to receive royalty payments equal to 7% of all income generated by Medx-Set from the commercialization of our LightyDD infusion sets, including from sales, licenses and other third-party rights, excluding income generated from sales to Nilimedix and grants received by Medx-Set, including from the Office of the Chief Scientist. The royalties are to be paid to Nilimedix on an annual basis. In addition, Nilimedix has a right to purchase LightyDD infusion sets from Medx-Set at cost. Pursuant to the agreement, we granted a loan to Medx-Set in the sum of US$700,000 bearing interest at an annual rate of 4%.

In January 2008, we entered into an agreement with Medx-Set and Avraham Shkalim pursuant to which Medx-Set issued to Mr. Shkalim ordinary shares of Medx-Set constituting 9.9% of the issued share capital of Medx-Set in connection with services granted by Mr. Shkalim to Medx-Set. Pursuant to the agreement, Mr. Shkalim’s holdings will not be diluted until such time as an additional US$1,000 thousand is invested in Medx-Set (excluding the US$700 thousand loan granted by D. Medical to Medx-Set). In addition, Mr. Shkalim is entitled to convert all of his shares in Medx-Set into 73,148 of our ordinary shares in the event that Medx-Set’s sales exceed US$1,000 thousand and provided that Medx-Set’s sales exceed Sindolor Medical’s sales and further provided that Mr. Shkalim obtains all tax approvals for such conversion on his account. The agreement further provided that D. Medical has a right to force the conversion, as long as the aforesaid conditions are met. Under the agreement, Mr. Shkalim is entitled to a cash bonus of up to US$1,000 thousand based on the revenues of Medx-Set as detailed in the agreement. Pursuant to the agreement, Mr. Shkalim will continue to act as a director in Medx-Set for as long as he holds shares in Medx-Set. Nilimedix provided Mr. Shkalim’s consultation services to Medx-Set, for which Nilimedix charged Medx-Set 15% of Mr. Shkalim’s monthly salary at Nilimedix. As of January 12, 2010, Mr. Shkalim no longer provides services to Medx-Set and we are of the opinion that his entitlement to bonuses based on revenues has expired. We are unaware of his position on this matter.

On October 20, 2008, we granted an additional loan to Medx-Set in the aggregate sum of NIS 1,875 thousand (US$505 thousand), linked to the Israeli CPI, and bearing interest at an annual rate of 4% to be repaid by Medx-Set not later than five years from the date of the loan. We have the right to demand immediate repayment of the loans at any time.

In March 2010, we granted an additional loan to Medx-Set in the aggregate sum of NIS 2,500 thousand (US$673 thousand), linked to the Israeli CPI, bearing interest at an annual rate of 4%. Medx-Set must repay the principal and accrued interest within one year from the date of its grant. We have the right to demand immediate repayment of the principal and accrued interest at any time. In May, 2010, we agreed to grant an additional loan of NIS 3,000 thousand (US$808 thousand) to Medx-Set, linked to the Israeli CPI, and bearing an interest at the annual rate of 4% to be repaid by Medx-Set within five years from the date of the loan. Medx-Set will repay intercompany debt owed to us out of this loan. We will have the right to demand immediate repayment of the loan and accrued interest at any time.

In February 2010, we entered into an agreement with Medx-Set pursuant to which we agreed to provide Medx-Set commencing as of November 1, 2009 various services, including managerial, accounting, use of office space and business development services, for a monthly fee of NIS 50 thousand (US$13 thousand), payable as of the date of commencement of such services. The term of the agreement is for an unlimited period, terminable by either party upon 90-days’ prior written notice.

Transactions with Sindolor Medical

On May 3, 2007, we entered into an agreement with Sindolor Medical pursuant to which we invested US$800 thousand for shares constituting 50.0% of the issued share capital of Sindolor Medical. In November 2008, our board of directors approved our participation in a US$1,000 thousand financing of Sindolor Medical. In connection with the financing, we invested US$757 thousand and increased our interest in Sindolor to 57.6%. In January 2010, we sold our entire interest in Sindolor to NextGen as described below.

On May 3, 2007, Sindolor Medical entered into an agreement with I. Rauch & Co. Financial Advisors Ltd., or I. Rauch, pursuant to which I. Rauch assigned to Sindolor Medical all rights and title to certain applications for patents as detailed in the agreement for US$340 thousand and for an undertaking by Sindolor Medical to pay to I. Rauch royalties at the rate of 20% of Sindolor Medical’s income up to US$500 thousand. As of July 22, 2010, Sindolor Medical had not paid any royalties pursuant to the agreement.

On August 27, 2009, we entered into agreements pursuant to which we became the controlling shareholder of NextGen (formerly known as Sela Group.Com Ltd.) in consideration for our holdings in Sindolor Medical and cash payments as described below. At the time of the transaction, NextGen’s only asset was NIS 1,800 thousand (US$485 thousand) of cash.

Due to the difficulties we encountered as a company primarily focused on diabetes treatment products trying to raise public funds for Sindolor Medical, a company primarily focused on pain alleviation products, we decided to transfer our direct holdings in Sindolor Medical to a separate, publicly-traded company, NextGen, in order to increase our ability to raise public funds intended for Sindolor Medical’s use. We believe that NextGen is better positioned than D. Medical to raise funds from the public for the activities of Sindolor Medical and potentially other companies that do not focus on diabetes treatment since investors can have a better indication as to the intended use of proceeds. NextGen may invest in other medical device opportunities in the future, but we expect that it will do so primarily as a holding company, which will allow it to maintain its ability to raise funds for different medical device companies. This transfer was completed on January 13, 2010 and included:

•	the transfer to NextGen of our holdings in Sindolor Medical (57.6% on a non-diluted basis);

•	the issuance to us of NextGen’s shares representing 88.6% of NextGen’s share capital;

•	a payment of NIS 1,150 thousand (US$310 thousand) by us to the persons who previously controlled NextGen, or the sellers;

•

the consummation of a rights offering pursuant to which all shareholders of NextGen were offered rights to purchase shares of NextGen for an exercise price of NIS 0.01 per share. Pursuant to the terms of the transaction, we then transferred to the sellers shares of NextGen, which we purchased as part of the rights offering, constituting 15% of NextGen’s share capital, in consideration for their exercise price NIS 209 thousand (US$56 thousand), and the sellers subsequently sold these shares to the public; and

•	the issuance to us of options to purchase 5% of the share capital of NextGen and the transfer of 50% of these options (representing 2.5% of the share capital of NextGen) to the sellers.

Customary representations and warranties relating to the business and condition of Sindolor Medical and NextGen were provided in this transaction.

On February 26, 2010, NextGen initiated an additional rights offering, pursuant to which all of the shareholders of NextGen were offered rights to purchase shares of NextGen at an exercise price of NIS 0.10 per share. Most of the rights were exercised, resulting in proceeds to NextGen of NIS 3,548 thousand (US$956 thousand). As part of this rights offering, we have undertaken to exercise all of our rights to purchase shares of NextGen in consideration for NIS 2,609 thousand (US$703 thousand) and to sell these shares in consideration for NIS 2,459 thousand (US$662 thousand) to a broker who will distribute them at its sole discretion. As a result of this transaction, we now hold 58.2% of the share capital of NextGen on a fully-diluted basis.

On February 17, 2010, NextGen and Sindolor Medical entered into a convertible loan agreement pursuant to which NextGen agreed to extend a loan to Sindolor Medical in an aggregate amount of NIS1,000 thousand (US$269 thousand), linked to the Israeli CPI, and bearing interest at an annual rate of 4% to be repaid by Sindolor Medical by January 31, 2011. In the event that the loan is not fully repaid on such date, the amount outstanding may be converted into shares of Sindolor Medical based on a pre-money valuation (noted solely for the purpose of the loan) of NIS4,000 thousand (US$1,077 thousand). Each of the minority shareholders of Sindolor Medical has the right to join the loan agreement by repaying a portion of the amounts that remain unpaid on the loan’s maturity date, pro rata to their holdings of Sindolor Medical prior to the grant of the loan, and thereby receiving shares of Sindolor Medical, which shall be deemed to have been converted in respect of such portion of the loan that they repay. A shareholder who desires to exercise its right to join the loan agreement as provided above must notify Sindolor Medical of its intention to exercise its rights in the event that the loan is converted into shares prior to September 15, 2010. Sindolor Medical has undertaken to repay the loan, fully or partially, to the extent that on its maturity date it has sufficient funds, less current liabilities, to repay it.

NextGen and Sindolor Medical have recently approved:

•

payment of monthly fees (Sindolor Medical in the amount of NIS 34 thousand (US$9 thousand) and NextGen in the amount of NIS 33 thousand (US$9 thousand)) to D. Medical for administrative and operational services provided by D. Medical to Sindolor Medical and NextGen; and

•	the participation in the premium expenses of our officers’ and directors’ insurance policy, which also covers directors and office holders of our subsidiaries.

Transactions among our Affiliates

Nilimedix, G-Sense and Medx-Set share our facilities in Tirat Hacarmel. In addition, certain employees, such as our bookkeepers and warehouse manager, provide services to all of these companies. Consequently, Nilimedix, G-Sense and Medx-Set have an agreement pursuant to which they participate in salary expenses of shared employees, expenses related to office services, communication network expenses, and expenses related to the lease and maintenance of the premises. The boards of directors of Nilimedix, G-Sense and Medx-Set have recently revised the allocation of expenses to reflect each company’s current utilization of the services and premises. This allocation has been approved by the shareholders of each of G-Sense, Medx-Set and Nilimedix at their respective general meetings.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of July 22, 2010 and as adjusted to reflect the sale of our ordinary shares in this offering by:

•	each person or group of affiliated persons that we know beneficially owns more than 5% of our outstanding ordinary shares;

•	each of our executive officers;

•	each of our directors; and

•	all of our directors and officers as a group.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of July 22, 2010 are deemed to be outstanding and beneficially owned by the person holding the warrants or stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person. Percentage ownership is based on ordinary shares outstanding on July 22, 2010 and on ordinary shares outstanding following the closing of this offering, excluding and including the underwriter’s over-allotment option. The number of ordinary shares outstanding following the closing of this offering excludes ordinary shares that may be acquired by the underwriter and/or its designees upon exercise of the warrants issued to be issued in connection with this offering.

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power over our ordinary shares shown as beneficially owned by it. Those shareholders that own 5% or more of our outstanding ordinary shares do not have different voting rights from our other shareholders. However, see “Related Party Transactions – Shareholders Agreement” for information regarding a voting agreement among three of our shareholders. To our knowledge, we do not have any holders of record of our equity securities who are U.S. persons. Unless otherwise noted below, each shareholder’s address is c/o D. Medical Industries Ltd., 7 Zabotinsky St., Moshe Aviv Tower, Ramat-Gan 52520, Israel.

	Ordinary Shares Beneficially Owned Prior to Offering		Ordinary Shares Beneficially Owned After Offering
	Number	Percent	Number	Percent
Executive Officers and Directors:
Meni Mor (1)	1,051,715	17.0	1,051,715	13.7
Efraim Argaman (2)	41,854	*	41,854	*
Amir Loberman (3)	4,809	*	4,809	*
Hezkiah Tsoory (4)	4,238	*	4,238	*
Israel Tal (5)	9,846	*	9,846	*
Eyal Sheratzky (6)	1,051,715	17.0	1,051,715	13.7
Zeev Bronfeld (7)	1,051,715	17.0	1,051,715	13.7
Nir Sheratzky (8)	169	*	169	*
All directors and executive officers as a group (eight persons)	1,112,631	17.9	1,112,631	14.4

5% Shareholders:
Meni Mor	1,051,715	17.0	1,051,715	13.7
Eyal Sheratzky	1,051,715	17.0	1,051,715	13.7
Zeev Bronfeld	1,051,715	17.0	1,051,715	13.7

(1)

Includes 254,214 ordinary shares and 15,156 warrants to purchase ordinary shares held directly by Mr. Mor, constituting 4.4% of our issued and outstanding share capital as of July 22, 2010. Pursuant to the voting agreement among Mr. Mor, Mr. Bronfeld and Mr. Sheratzky, the holdings of Mr. Bronfeld and Mr. Sheratzky are also attributed to Mr. Mor.
(2)	Includes 36,193 options and warrants exercisable within the next 60 days.
(3)	Options exercisable within the next 60 days.
(4)	Options exercisable within the next 60 days.
(5)	Options exercisable within the next 60 days.
(6)	Includes 247,372 ordinary shares and 15,156 warrants to purchase ordinary shares exercisable within 60 days of July 22, 2010 held directly by Mr. Sheratzky, constituting 4.3% of our issued and outstanding share capital as of July 22, 2010. Pursuant to the voting agreement among Mr. Mor, Mr. Bronfeld and Mr. Sheratzky, the holdings of Mr. Bronfeld and Mr. Mor are also attributed to Mr. Sheratzky.
(7)	Includes 504,661 ordinary shares and 15,156 warrants to purchase ordinary shares exercisable within 60 days of July 22, 2010 held directly by Mr. Bronfeld, constituting 8.5% of our issued and outstanding share capital as of July 22, 2010. Pursuant to the voting agreement among Mr. Mor, Mr. Bronfeld and Mr. Sheratzky, the holdings of Mr. Mor and Mr. Sheratzky are also attributed to Mr. Bronfeld.
(8)	The shares are held by Mr. Sheratzky’s wife.

*	Indicates less than 1%.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our articles of association are summaries and are qualified by reference to the articles of association, which were filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part.

Ordinary Shares

As of July 22, 2010, our authorized share capital consists of 312,500,000 ordinary shares, par value NIS 0.32 per share, of which 6,124,617 ordinary shares are issued and outstanding. Our shareholders approved a 32-for-one reverse stock split of our ordinary shares that we effected on April 28, 2010. The 32-for-one reverse stock split also applied to our outstanding options and warrants and has been reflected in the respective exercise prices. No fractional ordinary shares, warrants or options were issued in connection with the stock split, and all such fractional interests were rounded to the nearest whole number of ordinary shares, warrants or options. The number of shares issuable upon the exercise of outstanding options and warrants relating to our ordinary shares has been adjusted to reflect the reverse stock split throughout this prospectus.

All of our issued and outstanding ordinary shares are duly authorized, validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have preemptive rights. Our articles of association and the laws of the State of Israel do not restrict the ownership or voting of ordinary shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel.

Set forth below is a summary of significant changes in our share capital during the three years ended December 31, 2009 and through March 31, 2010:

•

On January 30, 2007, we issued 937,500 of our ordinary shares and warrants (series 3) to purchase 468,750 of our ordinary shares in a public offering for aggregate consideration of NIS 16,050 thousand (US$4,323 thousand).

•

During 2007, warrants to purchase 350,674 of our ordinary shares were exercised for aggregate consideration of NIS 11,923 thousand (US$3,211 thousand). In addition, 56,253 par value Series A convertible debentures with a carrying amount of NIS 1,680 thousand (US$452 thousand) were converted into an aggregate of 59,213 ordinary shares.

•

During May and June of 2008, we issued 74,631 units under a subscription agreement for aggregate consideration of NIS 4,131 thousand (US$1,113 thousand). Each unit consisted of two ordinary shares and one warrant to purchase one ordinary share through April 30, 2010 at an exercise price of NIS 27.68 (US$7.455). We issued an additional 38,297 units under the subscription agreement to a holder of an aggregate of 2,100,000 convertible debentures with a carrying amount of NIS 2,137 thousand (US$576 thousand), for aggregate consideration equal to the amount owed to the holder in connection with the convertible debentures.

•

In July 2008, we exchanged shares of Nilimedix for 92,685 of our ordinary shares. The exchange ratio was set at one share of Nilimedix in exchange for 60 ordinary shares. See “Related Party Transactions—Transactions with Our Affiliates and Associates—Transactions with Nilimedix”.

•

During 2008, warrants to purchase 4,531 ordinary shares were exercised for aggregate consideration of NIS 77 thousand (US$21 thousand). Furthermore, during June and July of 2008, an aggregate of 206,247 par value Series A convertible debentures with a carrying amount of NIS 6,715 thousand (US$1,809 thousand) were converted into 217,103 of our ordinary shares.

•	During 2009, as part of several public offerings, we issued an aggregate of 337,500 ordinary shares for aggregate consideration of NIS 8,792 thousand (US$2,368 thousand) as follows:

•	on May 12, 2009, we issued 87,500 ordinary shares for aggregate consideration of NIS 1,792 thousand (US$483 thousand);

•	on May 27, 2009, we issued 125,000 ordinary shares for aggregate consideration of NIS 3,120 thousand (US$840 thousand); and

•	on July 21, 2009, we issued 125,000 ordinary shares for NIS 3,880 thousand (US$1,045 thousand).

•

In addition, as consideration for consulting services provided by an external advisor with respect of these public offerings, we issued warrants to purchase 22,500 ordinary shares, exercisable for a period of two years, at an exercise price of NIS 0.32 per share (US$0.086). During November 2009, all of these warrants were exercised.

•

During 2009, as part of several private placements, we issued an aggregate of 527,187 ordinary shares and warrants (series 12) to purchase 158,156 ordinary shares at an exercise price of NIS 30.40 (US$8.187) per share for aggregate consideration of NIS 16,027 thousand (US$4,316 thousand) as follows:

•	on November 10, 2009 we issued 380,500 ordinary shares and warrants to purchase 114,150 ordinary shares for NIS 11,567 thousand (US$3,115 thousand);

•	on November 26, 2009, we issued 101,469 ordinary shares and warrants to purchase 30,437 ordinary shares for NIS 3,085 thousand (US$831 thousand); and

•	on December 16, 2009, we issued 45,219 ordinary shares and warrants to purchase 13,566 ordinary shares for NIS 1,375 thousand (US$370 thousand).

•	During 2009 we issued ordinary shares upon exercise of options and warrants as follows:

•	30,774 ordinary shares were issued upon exercise of options granted to employees for an aggregate exercise price of NIS 10 thousand (US$3 thousand);

•

22,500 ordinary shares were issued upon exercise of warrants granted to the investors in the 2008 May and June investment described above for an aggregate exercise price NIS 7 thousand (US$2 thousand); and

•	197 ordinary shares were issued upon exercise of our then publicly traded warrants (series 3) for an aggregate exercise price of NIS 5 thousand (US$1 thousand).

In 2010, we issued 161,236 ordinary shares upon exercise of options granted to employees in consideration for aggregate exercise price of NIS 86 thousand (US$23 thousand). Of these options, 159,673 were exercised by one of Nilimedix’ founders, Mr. Shkalim, at par value (i.e., NIS 0.32 (US$0.086)) and 1,563 of these options were exercised by a senior employee at NIS 22.40 per share (US$6.033).

In addition, we issued 112,928 ordinary shares upon exercise of warrants granted to the investors in the May and June 2008 transactions described above for an aggregate exercise price of NIS 3,126 thousand (US$842 thousand).

On March 31, 2010, our then-publicly-traded warrants (series 3) expired. Prior to their expiration, warrants to purchase an aggregate of 466,308 ordinary shares were exercised for an aggregate exercise price of NIS 12,861 thousand (US$3,464 thousand). As of June 30, 2010, there were 158,156 warrants outstanding with a weighted average exercise price of NIS 30.40 (US$8.19).

In addition, up to 254,606 of our ordinary shares may be issued upon conversion of securities issued by our subsidiaries as follows:

•

up to 151,913 of our ordinary shares may be issued upon conversion of shares of Nilimedix; and up to 13,920 of our options, exercisable into 13,920 of our ordinary shares, may be issued upon conversion of options of Nilimedix (see the first paragraph under “Related Party Transactions—Transactions with our Affiliates and Associates—Transactions with Nilimedix”);

•

73,148 of our ordinary shares may be issued upon conversion of shares of Medx-Set (see the second paragraph under “Related Party Transactions—Transactions with our Affiliates and Associates—Transactions with Medx-Set”); and

•

in the event that Mr. Shkalim is entitled to receive options of G-Sense following a strategic cooperation agreement between G-Sense and a strategic partner (see second paragraph under “Related Party Transactions—Transactions with our Affiliates and Associates—Transactions with G-Sense”) such options shall be convertible into up to 15,625 of our ordinary shares. We are of the opinion that Mr. Shkalim’s entitlement to receive options to purchase our ordinary shares in the event that a strategic cooperation agreement is executed has expired once he ceased providing services to G-Sense. We are unaware of his position on this matter.

Although ordinary shares issued upon conversion of securities issued by our subsidiaries will not be subject to a lock-up agreement in connection with this offering, the foregoing shares shall be subject to lock-up provisions under the Israeli securities laws and regulations applicable to private placements, primarily providing for a six-month lock-up period commencing from their date of issuance, followed by six quarters of limited-volume sales.

Dividend and Liquidation Rights

The holders of our ordinary shares to be sold in this offering will be entitled to their proportionate share of any cash dividend, share dividend or dividend in kind declared with respect to our ordinary shares on or after the date of this prospectus. We may only pay dividends out of “profits” (as defined by the Israeli Companies Law), provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations. However, if we do not meet the profit requirement, a court may allow us to distribute a dividend, as long as the court is convinced that there is no reasonable risk that a distribution might prevent us from being able to meet our existing and anticipated obligations as they become due.

Under the Israeli Companies Law, the declaration of a dividend does not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our articles of association provide that the board of directors may declare and distribute dividends and do not require the approval of the shareholders. For more information on our ability to grant or declare dividends, see “Dividend Policy.”

In the event of our liquidation, holders of our ordinary shares have the right to share ratably in any assets remaining after payment of our liabilities, in proportion to the paid-up par value of their respective holdings. These rights may be affected by the grant of preferential liquidation or dividend rights to the holders of a class of shares that may be authorized in the future.

Voting, Shareholder Meetings and Resolutions

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. This right may be changed if shares with special voting rights are authorized in the future.

Under the Israeli Companies Law, an annual general meeting of our shareholders must be held once every calendar year and no later than 15 months from the date of the previous annual general meeting. Pursuant to our articles of association, the quorum required for a general meeting of shareholders consists of at least one shareholder present in person or by proxy holding at least 25% of the voting power. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any number of shareholders present in person or by proxy.

Our board of directors may, at its discretion, convene additional meetings as “special general meetings.” In addition, our board of directors must convene a special general meeting upon the demand of (i) two directors or one quarter of the members of our board of directors, or (ii) one or more shareholders holding at least 5% of our outstanding share capital and at least 1% of the voting power in our company, or one or more shareholders having at least 5% of the voting power in the Company. The chairman of our board of directors presides at each of our general meetings. The chairman of our board of directors is not entitled to a vote at a general meeting in his capacity as chairman.

An ordinary resolution at a shareholders meeting requires approval by a simple majority of the voting rights represented at the meeting, in person, by proxy or written ballot, and voting on the resolution. Under the Israeli Companies Law, unless otherwise provided in a company’s articles of association or under applicable law, all resolutions of the shareholders of a company require a simple majority. Our articles of association provide that a director (other than an external director) may only be removed from office without cause by a resolution adopted by a majority of our shareholders and that the articles relating to the number of directors, staggered board and removal of a director from office without cause may be changed only by a resolution adopted by a majority vote of our shareholders. Other than with respect to these resolutions, and unless otherwise required by law, all resolutions of our shareholders require a simple majority vote, including resolutions to:

•	amend our articles of association;

•	make changes in our capital structure, such as a reduction of capital, increase of capital or stock split, merger or consolidation;

•	authorize a new class of shares;

•	elect directors, other than external directors;

•	appoint auditors; or

•	approve transactions with office holders.

A resolution for the voluntary winding up of our company requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution. For information regarding the majority required for approval of related party transactions, see “Management—Approval of Related Party Transactions Under Israeli Law”.

Transfer of Ordinary Shares and Notices

Our ordinary shares will be issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded.

The Israeli Companies Law requires that a notice of any annual or special shareholders meeting be provided at least 21 days prior to the meeting, and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Subsidiary Transfer Restrictions

Transfers of securities of our direct and indirect private subsidiaries, including Nilimedix, Medx-Set, G-Sense, Sindolor Holdings and Sindolor Medical, are subject to various restrictions under their respective articles of association. Each of the articles of association of Nilimedix, G-Sense, Sindolor Medical and Sindolor Holdings includes a right of first refusal pursuant to which any shareholder desiring to transfer its securities in such company to a third party is required to first offer such securities to all other shareholders in such subsidiary to be acquired by them pro rata under the same terms and conditions as the proposed sale to such third party. In each case, the right of first refusal provides for transfers to certain permitted transferees. In addition, any transfer of securities in Nilimedix, G-Sense or Sindolor Medical is further subject to tag-along rights pursuant to which all shareholders in such subsidiary may join and sell their pro rata share in such subsidiaries as part of a proposed transfer of securities by a shareholder to a third party. Any transfer of securities in Nilimedix, Medx-Set, Sindolor Holdings or Sindolor Medical is also subject to the approval of the board of directors of such subsidiary. Furthermore, in the event that a third party offers to acquire all shares held by the shareholders of Sindolor Medical and shareholders holding more than 60% of the issued share capital of Sindolor Medical accept such offer, the remaining shareholders will be required to sell all of their shares in Sindolor Medical under the same terms and conditions.

Under the provisions of the Israeli Companies Law, all private companies are subject to preemptive rights pursuant to which all shareholders of private companies are entitled to participate in any issuance of shares of such company according to their pro rata share in the company unless expressly excluded in the company’s articles of association. This exclusion is not contained in the articles of association of any of our private subsidiaries.

Modification of Class Rights

The rights attached to any class of shares, such as voting, liquidation and dividend rights, may be amended by written consent of the holders of a majority of the issued shares of that class, or by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting.

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. Therefore, the holders of our ordinary shares representing more than 50% of the voting power at the general meeting of the shareholders, in person or by proxy, have the power to elect all of the directors whose positions are being filled at that meeting, to the exclusion of the remaining shareholders. Our articles of association provide for a staggered board. See “Management—Board of Directors and Executive Officers.” The election of external directors is subject to special approval requirements as described under “Management—External Directors.”

Anti-Takeover Provisions; Mergers and Acquisitions

Special Tender Offer. The Israeli Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a holder of at least 25% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting rights in the company and no other shareholder of the company holds more than 45% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a shareholder holding at least 25% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company, or (iii) was from a holder of more then 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. The special tender offer may be consummated only if (a) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (b) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not announce their stand or who had objected to the offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, the purchaser or any person or entity controlling it at the time of the offer or under common control with the purchaser or such controlling person or entity shall refrain from making a subsequent tender offer for the purchase of shares of the target company and cannot execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Full Tender Offer. A person wishing to acquire shares or a class of shares of an Israeli public company and who would, as a result, hold over 90% of the target company’s issued and outstanding share capital or that certain class of shares is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company or class of shares. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a shareholder that had its shares so transferred, whether it accepted the tender offer or not, may, within three months from the date of acceptance of the tender offer, petition the court to determine that tender offer was for less than fair value and that the fair value should be paid as determined by the court. If the shareholders who did not accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class of shares, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Merger. The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, a majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called with at least 35 days’ prior notice.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and 30 days have passed from the date the merger was approved by the shareholders of each of the merging companies.

Anti-Takeover Measures Under Israeli Law. The Israeli Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights, distributions or other matters and shares having preemptive rights. As of the date of this prospectus, we do not have any authorized or issued shares other than our ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of the holders of a majority of our ordinary shares at a general meeting. The rules and regulations of the TASE also limit the terms permitted with respect to a second class of shares and prohibit the second class of shares from having voting rights. Shareholders voting in such meeting will be subject to the restrictions provided by the Israeli Companies Law as described above in “—Voting Rights.”

Tax Law. Israeli tax law treats some acquisitions, such as a stock-for-stock swap between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation. Please see “Israeli Taxation and Government Programs.”

Borrowing Powers

Pursuant to the Israeli Companies Law and our articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in Capital

Our articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Israeli Companies Law and must be approved by a resolution duly passed by our shareholders at a general or special meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings and profits and an issuance of shares for less than their nominal value, require a resolution of our board of directors and court approval.

Transfer Agent and Registrar

We have engaged American Stock Transfer & Trust Company, LLC as transfer agent and registrar for our ordinary shares.

Listing

Our ordinary shares are listed on the TASE under the symbol “DMDC” and have been approved for listing on NASDAQ under the symbol “DMED.”

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 7,625,523 ordinary shares outstanding. All of the ordinary shares sold in this offering will be freely transferable in the United States by persons other than one of our “affiliates” without restriction or further registration under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer. Immediately after the closing of this offering, our principal shareholders, directors and executive officers will own approximately 14.4% of our ordinary shares, or approximately 14.0% of our ordinary shares if the underwriter’s over-allotment option is exercised in full. All of these ordinary shares were acquired in private transactions not involving a public offering, and these shares will therefore be treated as “restricted securities” for purposes of Rule 144. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from those registration requirements, such as the exemptions provided by Rule 144 and Regulation S.

In general, under Rule 144 as currently in effect, a person who is an affiliate, or whose ordinary shares are aggregated and who owns ordinary shares that were acquired from us or one of our affiliates at least six months ago, would be entitled to sell, within any three-month period, a number of ordinary shares that does not exceed the greater of (i) 1% of our then outstanding ordinary shares, which would be approximately 76,255 ordinary shares immediately after this offering, or (ii) an amount equal to the average weekly reported volume of trading in our ordinary shares on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us.

A person or persons whose ordinary shares are aggregated, and who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale, may sell restricted securities in reliance on Rule 144(b)(1) without regard to the limitations described above, subject to our compliance with the reporting obligations of the Exchange Act for at least three months before the sale, and provided that six months have expired since the date on which the same restricted securities were acquired from us or one of our affiliates, and provided further that such sales comply with the public information provision of Rule 144 (until the securities have been held for one year).

Registration Rights

We have agreed to issue warrants to the underwriter and/or its designees in connection with this offering and have agreed to provide registration rights for the warrants and the ordinary shares underlying those warrants. The warrants and the ordinary shares underlying these warrants are registered pursuant to the registration statement of which this prospectus forms a part. See “Underwriting” for additional details on the terms of the warrants.

Lock-Up Agreements

Upon completion of this offering, we expect that we will have agreed that, subject to specified exceptions, without the prior written consent of the underwriter, we will not, during the period beginning the date of this prospectus and ending 180 days thereafter:

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offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

•

file or cause to be filed any registration statement with the SEC relating to the offering of any ordinary shares (other than our ordinary shares offered hereby) or any securities convertible into or exercisable or exchangeable for ordinary shares; or

•	enter into any swap or other arrangement that transfers to any other person, in whole or in part, any of the economic consequences of ownership of ordinary shares;

whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, and regardless of the jurisdiction in which any such transaction is effected. See “Underwriting.”

In addition, upon completion of this offering, we expect that all of our directors and officers, as well as our internal auditor and outside counsel, who serves as our secretary, will have agreed that, subject to specified exceptions, without the prior written consent of the underwriter, they will not, during the period beginning on the date of this prospectus and ending 180 days thereafter:

•

offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

•	enter into any swap or other arrangement that transfers to any other person, in whole or in part, any of the economic consequences of ownership of ordinary shares; or

•	make any demand for or exercise any right with respect to the registration of any ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares;

whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. See “Underwriting.”

An aggregate of 1,012,077 ordinary shares will be subject to the lock-up agreement described above. All of these ordinary shares will be eligible for sale pursuant to the provisions of Rule 144 described above commencing on February 1, 2011.

ISRAELI TAXATION AND GOVERNMENT PROGRAMS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

The following is a discussion of the material Israeli tax laws applicable to us and some Israeli Government programs benefiting us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares in this offering. To the extent that this discussion relates to matters of Israeli tax law, and subject to the qualifications, exceptions, assumptions and limitations contained in the discussion, this discussion is the opinion of the law firm of Yoram L. Cohen, Ashlagi, Eshel, our Israeli counsel. This section does not discuss all of the provisions of Israeli tax law that may be relevant to a particular investor in light of his, her or its individual investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Since some parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion.

The discussion below should not be construed as legal or professional tax advice and does not cover all possible tax considerations. Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. The corporate tax rate declined from 27% in 2008, to 26% in 2009 and to 25% in 2010, and is scheduled to decline to 24% in 2011, to 23% in 2012, to 22% in 2013, to 21% in 2014; to 20% in 2015 and to 18% in 2016 and thereafter. Capital gains derived after January 1, 2010 are subject to tax at a rate of 25%.

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, provides several tax benefits for “Industrial Companies”. The Industry Encouragement Law defines “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than income from defense loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

The following corporate tax benefits, among others, are available to Industrial Companies:

•	amortization of the cost of purchased know-how and patents and of rights to use a patent and know-how which are used for the development or advancement of the company, over an eight-year period;

•	accelerated depreciation rates on equipment and buildings;

•	an election to file consolidated tax returns with additional related Israeli Industrial Companies under specified conditions; and

•	deductibility in equal amounts over three years of expenses related to a public offering.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We believe that we currently do not qualify as an “Industrial Company” within the meaning of the Industry Encouragement Law but that some of our subsidiaries do. We cannot assure you that we or our subsidiaries will qualify or continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, or the Investment Law, empowers the Israeli Investment Center to grant Approved Enterprise status to capital investments in production facilities that meet certain relevant criteria. In general, such capital investments will receive “Approved Enterprise” status if the enterprise is expected to contribute to the development of the productive capacity of the economy, absorption of immigrants, creation of employment opportunities, or improvement in the balance of payments.

The tax benefits derived from any such Approved Enterprise relate only to taxable profits attributable to the specific program of investment to which the status was granted. In the event that the entity and its subsidiaries that have been granted Approved Enterprise status are operating under more than one approval, or in the event that its capital investments is only partly approved, its effective corporate tax rate will be the result of a weighted combination of the various rates applicable.

Until now, none of our projects were granted Approved Enterprise status.

In April 2005, a major amendment to the Investment Law came into effect, which is intended to provide expanded tax benefits to local and foreign investors and to simplify the bureaucratic process relating to the approval of investments that qualify under the Investment Law. Under the amendment, certain minimum qualifying investment requirements, time restrictions in which the investment is made and other conditions were established for new approved enterprises or expansions. Moreover, with a view to simplifying the bureaucratic process, the amendment provides that, in the event that an investment project meets all of the eligibility criteria under one of the Alternative Tracks (Standard Alternative Track, Ireland Track or Strategic Investment Track), as discussed further below, a project will automatically qualify for Approved Enterprise taxation benefits under the Investment Law with no need for prior approval from the Investment Center.

The Amendment provides two additional tracks—“The Ireland Track” and “The Exemption Track”—in addition to a track previously available. The Ireland Track generally enables companies that have an Approved Enterprise at a certain location in the country to distribute dividends while maintaining a low company and dividend tax burden. Upon election, the Ireland Track generally provides that during the ten-year benefit period, the Approved Enterprise income will be subject to a corporate tax rate of 11.5% and a tax rate of 4% on dividends distributed from such income to foreign investors. Effectively, in the case of foreign shareholders, the aggregate corporate tax and withholding tax burden will be 15%. With respect to Israeli shareholders, the regular 15% rate still applies to dividend distributions, and therefore there would be an aggregate corporate tax and dividend liability of 24.78%. The Exemption Track provides corporate tax exemption for a period of two to ten years (depending upon the area where the Enterprise is located in Israel) and thereafter to 25% corporate tax.

Dividends distributed under “The Ireland Track” will bear no additional tax upon the company, while dividends distributed under “The Exemption Track” will expose the company for tax on the dividend distributed (gross-up) according to the Israeli corporate tax rate at the year during which the dividends were derived.

Taxation of Non-Israeli Subsidiaries

Non-Israeli subsidiaries are generally taxed based upon tax laws applicable in their countries of residence. In accordance with the provisions of Israeli-controlled foreign corporation rules, certain income of a foreign controlled company as defined under the Israeli Tax Ordinance, 1961, if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or income from capital gains), shall be deemed distributed as a dividend to the Israeli parent company and consequently is subject to Israeli taxation. An Israeli company that is subject to Israeli taxes on such deemed dividend income of its non-Israeli subsidiaries shall receive a credit for non-Israeli income taxes paid by the subsidiary in its country of residence or are to be withheld from the actual dividend distributions.

Taxation of Our Shareholders

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-residents of Israel are subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20%, which tax will be withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any date in the 12 months preceding such date, the applicable tax rate is 25%. A “substantial shareholder” is a person who alone, or together with his relative or another person who collaborates with him on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” include the right to vote, receive profits, nominate a director or a chief executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right. Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, with respect to dividends derived during any period for which we are not entitled to the reduced tax rate applicable to an Approved Enterprise, the maximum rate of withholding tax on dividends that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year is 12.5%, provided, however, that no more than 25% of our gross income for such previous tax year (if any) consists of interest or dividends (other than dividends or interest received from subsidiary corporations, 50% or more of the outstanding shares of the voting stock of which is owned by us at the time such dividends or interest is received). We cannot assure you that we will designate the profits that are being distributed in a way that will reduce our shareholders’ tax liability.

A non-resident of Israel who receives dividends from which tax was withheld is exempt from the duty to file returns in Israel in respect of such income, provided that such income was not derived from a business conducted in Israel by the taxpayer and the taxpayer has no other taxable sources of income in Israel.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. Israeli law imposes a capital gains tax on the sale of securities and any other capital asset. Shareholders that are not Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares provided that (1) such shareholders did not acquire their shares prior to our initial public offering, (2) the shares are listed for trading on the Tel Aviv Stock Exchange, and (3) such gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if Israeli residents (i) hold 25% or more of their means of control (i.e., the right to vote at the general meeting or to nominate directors or the chief executive officer), or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel. Certain other tax treaties to which Israel is a party also grant exemptions from Israeli capital gains taxes.

Office of the Chief Scientist

Our research and development activities are partially financed by grants provided by the Israeli government through the Office of the Chief Scientist. Each grant application is subject to the approval of the Office of the Chief Scientist under the Research and Development Law and the regulations promulgated thereunder. The terms of the grants as described below stem from the Research and Development Law and the regulations promulgated thereunder.

Under the Research and Development Law, we are obligated to repay the grants provided by the Office of the Chief Scientist (linked to the U.S. dollar plus interest) from royalties of between 3% to 5% of the revenues from products developed under the Office of the Chief Scientist program.

Currently, Nilimedix and G-Sense have applied and received the following grants under Office of the Chief Scientist programs.

Date of Approval Letter (day/month/year)	Subject of the Program	Total Amount Approved in NIS	Total Amount of Grant in NIS	Actual Grants Received in NIS	Performance Period (day/month/year)
		(in thousands)
12.3.2002	Innovative Insulin Pump	719	611	607	1.9.2002-31.8.2003
11.5.2003	Innovative Insulin Pump Second Year	719	611	607	1.9.2003-31.8.2004
15.11.2005	Innovative Insulin Pump	3,000	900	657	1.7.2005-30.6.2006
12.2.2007	Innovative Insulin Pump	3,500	1,050	1,044	1.10.2006-30.9.2007
16.3.2008	Passive Insulin Pump on the basis of MEMS and MI technology	4,200	1,680	1,663	1.10.2007-30.9.2008
13.1.2009	MEMS based passive insulin pump	6,000	2,400	1,722	1.10.2008-30.11.2009
1.4.2009	Development of a Minimally Invasive System for Continuous Monitoring of Glucose Level and Trend	5,268	2,634	1,122	1.12.2008-30.4.2010
28.4.2010	Advanced Passive Insulin Pump	5,980	2,392	832	1.12.2009-30.11.2010

We are required to advise the Office of the Chief Scientist of any change in any of the means of control in Nilimedix or G-Sense (such means of control being either the right to vote in the general meeting of shareholders of these subsidiaries, or the right to appoint the directors or the chief executive officer in such subsidiaries or the right to participate in profits in such subsidiaries). If any such mean of control is transferred to a person who is not a resident of Israel or to a foreign entity and as a result of such transfer they become an Interested Party, as such term is defined in the Israeli Securities Law, 1968, then, in addition to the prior notification to the Office of the Chief Scientist, such person is obligated to undertake in writing towards the Office of the Chief Scientist to comply with the provisions of the Law.

In addition, we are generally required to file with the Office of the Chief Scientist various financial and technical reports until full repayment of the grants.

Furthermore, we are prohibited from manufacturing our products outside of Israel or transferring intellectual property rights in technologies developed using grants provided by the Office of the Chief Scientist inside or outside of Israel without the prior approval of the Office of the Chief Scientist. If such approval is granted, we may be required to pay royalties in excess of the grants provided to us, which may be in an amount of up to 300% of the grant provided (linked to the U.S. dollar plus interest), depending on the manufacturing volume that is performed outside of Israel. If less than 50% of the manufacturing activity is performed outside of Israel, the amount owed will increase to 120% of the grant received; if more than 50% but less than 90% of the manufacturing activity is performed outside of Israel, the amount owed will increase to 150% of the grant received; and if more than 90% of the manufacturing activity is performed outside of Israel, the amount owed will increase to 300% of the grant received (all linked to the U.S. dollar plus LIBOR). Royalties owed after manufacturing is transferred abroad are payable at a rate equal to the ratio between the amounts of the grants received and the total amount of grants received plus our investment in the approved plans, as determined by an accountant of the Industrial Research and Development Administration (the body administering the Research and Development Law). Since the rate of royalty payment is dependent upon the volume of sales, the timeframe for royalty payments is not set. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. We have recently entered into a letter of intent with UPG pursuant to which we agreed to negotiate a definitive manufacturing and supply agreement with UPG for the design for manufacturing and manufacturing of the disposable parts of our Adi durable insulin pump, our LightyDD infusion sets and our Nilipatch insulin patch pump. Consequently, the manufacturing activity currently expected to be performed outside of Israel constitutes more than 50% but less than 90% of the manufacturing activity, and therefore, the amount of royalties that we owe the Israeli government could increase to 150% of our total grants (excluding the grants provided to G-Sense) (i.e., US$2,643 thousand taking into account actual grants received by Nilimedix to date (not including grants receivables), linked to the U.S. dollar plus LIBOR, not on a capitalized basis). Additionally, the grants that Nilimedix received constituted 40% of the total amount of the approved plans on average. Accordingly, we expect a payment rate of not more than 40% of sales after the transfer of manufacturing, instead of the generally applicable payment rate of 3% to 3.5% of sales. Know-how developed under an approved Office of the Chief Scientist program may not be transferred to any third parties, except in certain circumstances and subject to prior approval from the Office of the Chief Scientist. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Office of the Chief Scientist.”

We expect to continue to take advantage of grants from the Office of the Chief Scientist as participation in our research and development operations; however, there is no assurance that we will receive such grants in the future. We do not expect that manufacturing our products abroad will affect the Office of the Chief Scientist’s willingness to provide us with future grants or will result in the Office of the Chief Scientist discounting any of the grants that we have already received. We believe that our ability to receive grants is related to the innovation reflected in the approved program and its projected value.

As of March 31, 2010, Nilimedix had received the aggregate sum of NIS 6,300 thousand (US$1,697 thousand) as grants from the Office of the Chief Scientist. In addition, on March 11, 2010 the Office of the Chief Scientist approved the grant of an additional sum of up to NIS 2,392 thousand (US$644 thousand) to Nilimedix, subject to adjustments and based on Nilimedix meeting certain milestones as defined in the approved program. As of July 22, 2010, G-Sense had received the aggregate sum of NIS 1,122 thousand (US$302 thousand) as grants from the Office of the Chief Scientist. As of July 22, Nilimedix has paid NIS 11 thousand (US$3 thousand) as royalties to the Office of the Chief Scientist. G-Sense has not paid any royalties to the Office of the Chief Scientist under approved programs. We believe that we are in material compliance with the provisions of the Office of the Chief Scientist approvals and the Research and Development Law, as applicable to us.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences to a “U.S. Holder” (as defined below) of the acquisition, ownership, and disposition of our ordinary shares. To the extent that this discussion relates to matters of U.S. federal income tax law, and subject to the qualifications, exceptions, assumptions, and limitations contained in the discussion, this discussion is the opinion of Torys LLP, our U.S. counsel. This discussion assumes that you hold your ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, and that you acquired your ordinary shares in this initial public offering. This discussion does not purport to be a complete analysis of all of the potential United States federal income tax consequences that are relevant to a particular U.S. Holder’s acquisition, ownership, or disposition of our ordinary shares in light of such holder’s particular circumstances, nor does it address the United States federal income tax consequences to holders subject to special tax rules, including without limitation: banks and financial institutions; brokers; dealers in securities or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; tax-exempt entities; insurance companies; persons liable for alternative minimum tax; persons that actually or constructively own or have owned 10% or more of our voting shares; persons that hold ordinary shares as part of a straddle or a hedge, constructive sale, synthetic security, conversion, or other integrated transaction; partnerships and other pass-through entities (and persons holding their ordinary shares through a partnership or other pass-through entity); U.S. Holders whose functional currency is not the U.S. dollar; expatriates and former long-term residents of the United States; and persons that are not U.S. Holders. In addition, this discussion does not address the tax consequences arising under the tax laws of any state, local, or non-United States jurisdiction or under United States federal tax laws other than United States federal income tax laws.

If any entity that is classified as a partnership for United States federal income tax purposes holds ordinary shares, the tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership. An entity that is classified as a partnership for United States federal income tax purposes and persons holding ordinary shares through such a partnership are urged to consult their own tax advisors regarding the United States federal income tax consequences of the acquisition, ownership, and disposition of our ordinary shares.

This discussion is based on the Code, the Treasury regulations thereunder, or the Treasury Regulations, administrative pronouncements and interpretations, and judicial decisions, all as currently in effect as of the date hereof. These authorities are subject to change, repeal, or revocation, possibly on a retroactive basis, which could result in United States federal income tax consequences that differ from those discussed below.

For purposes of this discussion, you are a “U.S. Holder” if you are a beneficial owner of ordinary shares and you are for United States federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation that is created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust (a) if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust, or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Each prospective investor is urged to consult its own tax advisors regarding the tax consequences of the acquisition, ownership, and disposition of ordinary shares under United States federal, state, local, non-United States, and other tax laws.

Taxation of Distributions on Ordinary Shares

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any actual or deemed distribution by us (including any Israeli taxes withheld therefrom) with respect to your ordinary shares will be included in your gross income as a dividend to the extent such distribution is paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. A distribution in excess of our current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our ordinary shares. Thereafter, to the extent that such distribution exceeds your adjusted tax basis in our ordinary shares, the distribution will be treated as gain from the sale or exchange of such ordinary shares. We do not intend to determine our earnings and profits on the basis of United States federal income tax principles. Therefore, you should expect that a distribution will be treated as a dividend for United States federal income tax reporting purposes. Dividends will not be eligible for the dividends received deduction allowable to United States corporations in respect of dividends received from other United States corporations.

If you are a non-corporate U.S. Holder, including an individual, dividends you receive in taxable years beginning before January 1, 2011, will be subject to United States federal income tax at the rates applicable to capital gains, provided that (i) we are a “qualified foreign corporation” and (ii) holding period and other requirements are satisfied. A qualified foreign corporation includes a non-United States corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and that the United States Treasury Department has determined to be satisfactory for purposes of the qualified dividend provisions of the Code. The United States Treasury Department has determined that the income tax treaty between Israel and the United States (the “Treaty”) is satisfactory for purposes of the qualified dividend provisions of the Code. In addition, a foreign corporation not otherwise treated as a qualified foreign corporation shall be so treated with regard to any dividend paid by such corporation if the stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States. A qualified foreign corporation does not include a non-United States corporation that is a PFIC for the taxable year in which a dividend is paid or that was a PFIC for the preceding taxable year. Accordingly, dividends on our ordinary shares will be eligible for these lower rates of taxation, provided that: (i) we are not a PFIC for the taxable year the dividend is paid or for the preceding taxable year, (ii) we are eligible for the benefits of the Treaty or our ordinary shares are readily tradable on an established securities market in the United States, and (iii) you satisfy holding period and other requirements. You should consult your own tax advisors regarding the application of these rules.

Any tax withheld under Israeli law with respect to distributions on our ordinary shares at a rate not exceeding the rate provided in the Treaty is, subject to a number of complex limitations, permitted to be claimed as a foreign tax credit against your United States federal income tax liability or as a deduction for United States federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends on our ordinary shares will be foreign source income and will constitute either “passive category income” or “general category income.” The rules relating to United States foreign tax credits are complex and the availability of a foreign tax credit depends on numerous factors. You should consult your own tax advisors concerning the application of the United States foreign tax credit rules with regard to your particular circumstances.

The gross amount of distributions paid in New Israeli Shekels will be included by each U.S. Holder in gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the distributions are paid, regardless of whether the payment is in fact converted into U.S. dollars on such date. If you convert such New Israeli Shekels into U.S. dollars on the date of the payment, you should not be required to recognize any foreign currency gain or loss with respect to the receipt of the New Israeli Shekel distributions. If instead you convert such New Israeli Shekels into U.S. dollars at a later date, any currency gain or loss realized from the conversion of the New Israeli Shekels will be treated as United States source ordinary income or loss.

Taxation of Dispositions of Ordinary Shares

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of ordinary shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount realized and your adjusted tax basis in our ordinary shares. Your adjusted tax basis in our ordinary shares will be the cost to you of such shares, as determined under United States federal income tax principles. For taxable years beginning before January 1, 2011, capital gain from the sale or other taxable disposition of ordinary shares held by a non-corporate U.S. Holder, including an individual, will be taxed at a maximum rate of 15% if such ordinary shares have been held for more than one year and certain requirements are met. The deductibility of capital losses is subject to limitations. The gain or loss will be gain or loss from sources within the United States for United States foreign tax credit limitation purposes provided, however, that gain or loss recognized by certain United States citizens or residents is permitted to be treated as foreign source income or loss if such disposition is attributable to an office or other fixed place maintained outside the United States by such United States citizen or resident. You are urged to consult with your own tax advisor regarding the sourcing of gain or loss recognized on the sale of ordinary shares.

Passive Foreign Investment Company Consequences

Special United States federal income tax rules apply to United States persons that own shares of a PFIC. A non-United States corporation will be classified as a PFIC for United States federal income tax purposes for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either at least 75% of such corporation’s gross income is “passive income,” or on average at least 50% of the gross value of its assets is attributable to assets that produce, or are held for the production of, passive income. For this purpose, passive income includes, among other things, dividends, interest, certain rents and royalties, and gain from the disposition of property that produces such income. If we are classified as a PFIC for any taxable year in which a U.S. Holder has held our ordinary shares, we will continue to be classified as a PFIC with respect to such U.S. Holder for any subsequent taxable year in which such U.S. Holder continues to hold our ordinary shares, even if our income or assets would not cause us to be a PFIC in such subsequent taxable year, unless an exception applies.

Based on our structure and the composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2009. However, there can be no assurance that the IRS will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is tested each year and depends on our assets and income in such year. If we are classified as a PFIC at any time that you hold our ordinary shares, you could be subject to additional taxes and a special interest charge in respect of gain recognized on the sale or other disposition of such ordinary shares and upon the receipt of “excess distributions” (as defined in the Code). Distributions made in a taxable year constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions over the three preceding taxable years, or if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess distributions” or any gain, (i) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (ii) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (iii) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (iv) an interest charge at the rate for underpayment of taxes for any period described under (iii) above would be imposed with respect to any portion of the “excess distribution” or gain that is allocated to such period. In addition, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in “—Taxation of Distributions on Ordinary Shares” above, if we were a PFIC for the taxable year of such distribution or for the preceding taxable year.

If we were a PFIC in any year, as a U.S. Holder, you would be required to file an annual return on United States IRS Form 8621 regarding your ordinary shares. You should consult with your own tax advisor regarding reporting requirements with regard to your ordinary shares.

To mitigate the adverse United States federal income tax consequences of the PFIC tax regime, you are permitted to make a “mark to market” election and thereby agree for the year of the election and each subsequent taxable year to recognize ordinary gain or loss (but only to the extent of prior ordinary gain) based on the increase or decrease in market value for such taxable year, provided that our ordinary shares are “marketable.” We believe that our ordinary shares should qualify as marketable stock (although there can be no assurance that this will continue to be the case). If you make the mark-to-market election, your tax basis in our ordinary shares will be adjusted to reflect any such ordinary gain or loss recognized for the year of the election and each subsequent taxable year. You should consult your own tax advisor regarding the making of a mark-to-market election.

Under United States federal income tax law, a U.S. person that owns shares of a PFIC is permitted to make a “qualified electing fund” election (a “QEF” election) to be taxed currently on such person’s pro rata share of the PFIC’s ordinary earnings and net capital gain, whether or not such earnings or gain is distributed in the form of dividends or otherwise. However, in order for you to make a QEF election with respect to our ordinary shares, we would have to provide information regarding your pro rata share of our ordinary earnings and net capital gain. We currently do not intend to provide such information in the event we are classified as a PFIC.

You should consult your own tax advisors concerning the United States federal income tax consequences of holding our ordinary shares if we were a PFIC in any taxable year, with regard to your particular circumstances.

Information Reporting and Backup Withholding

Unless an exception applies, information reporting will apply with respect to:

•	dividend payments or other taxable distributions made to you within the United States, and

•	the payment of proceeds to you from the sale of ordinary shares effected at a United States office of a broker (and under certain circumstances at a non-United States office of a broker).

Additionally, backup withholding will apply to such payments if you are a U.S. Holder that is not an exempt recipient and you:

•	fail to timely provide an accurate taxpayer identification number,

•	are notified by the IRS that you have failed to report all interest and dividends required to be shown on your United States federal income tax returns, or

•	in certain circumstances, fail to comply with other applicable requirements of the backup withholding rules.

A U.S. Holder that does not provide a correct taxpayer identification number could also be subject to penalties imposed by the IRS. If backup withholding applies to you, 28% of the gross amount of any payments made to you with respect to our ordinary shares will be withheld and paid over to the IRS.

Backup withholding is not an additional tax. Rather, any amounts withheld from payments to you under the backup withholding rules will be allowed as a credit against your United States federal income tax liability and any excess refunded to you, provided the required information is timely furnished by you to the IRS and other requirements are met. You should consult your own tax advisor regarding the application of backup withholding with regard to your particular circumstances, the availability of an exemption from backup withholding, and the procedure for obtaining such an exemption, if available.

Subject to specified exceptions and future guidance, recently enacted U.S. federal income tax legislation requires a U.S. person that is an individual to report to the IRS certain interests owned by such person in stock or securities issued by a non-U.S. person (such as the Company). This new reporting requirement applies for taxable years beginning after March 18, 2010. Failure to report information required under this legislation could result in substantial penalties. You are urged to consult your own tax advisor regarding the information reporting obligations arising from the ownership of our ordinary shares.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in Israel and our directors, officers and the Israeli experts named in this prospectus reside outside the United States. Service of process upon any of them may be difficult to effect within the United States. Furthermore, because substantially all of our assets, and those of our directors and officers and the Israeli experts named herein, are located outside the United States, any judgment obtained in the United States against us or any of these persons may not be collectible within the United States.

We have been informed by Yoram L. Cohen, Ashlagi, Eshel Law Firm, our special legal counsel in Israel in connection with this offering, that there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act pursuant to original actions instituted in Israel. However, subject to particular time limitations, executory judgments of a court in the United States for monetary damages in civil matters, including those based on the civil liability provisions of the U.S. federal securities laws, may be enforced by an Israeli court, provided that:

•

the judgment was obtained after due process before a court of competent jurisdiction that recognizes and enforces similar judgments of Israeli courts, and the court had authority according to the rules of private international law currently prevailing in Israel;

•	adequate service of process was effected and the defendant had a reasonable opportunity to be heard;

•	the judgment is not contrary to the law, public policy, security or sovereignty of the State of Israel, and its enforcement is not contrary to the laws governing enforcement of judgments;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

•	the judgment is no longer appealable; and

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

We have appointed Corporation Service Company as our agent to receive service of process in any action against us in any U.S. federal court or the courts of the State of New York arising out of this offering or any purchase or sale of ordinary shares in connection therewith.

Foreign judgments enforced by Israeli courts generally will be payable in Israeli currency. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment. Under existing Israeli law, a foreign judgment payable in foreign currency may be paid in Israeli currency at the rate of exchange for the foreign currency published on the day before the date of payment. Current Israeli exchange control regulations also permit a judgment debtor to make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily may be linked to Israel’s consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at that time. Judgment creditors must bear the risk of unfavorable exchange rates.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, dated August 4, 2010, we have agreed to sell to the underwriter named below, and the underwriter has agreed to purchase, the number of ordinary shares indicated below. The address of Rodman & Renshaw, LLC is 1251 Avenue of the Americas, 20th Floor, New York, New York 10020.

Name	Number of Shares
Rodman & Renshaw, LLC	1,500,906

Nature of Underwriting Commitment

The underwriting agreement provides that the underwriter is committed to purchase all of our ordinary shares offered in this offering, other than those covered by the over-allotment option described below, if the underwriter purchases any of these securities. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the shares offered hereby are subject to certain customary conditions precedent set forth in the underwriting agreement.

Option to Purchase Additional Shares

We have granted the underwriter an option, exercisable within 45 days after the date of this prospectus, to purchase up to an aggregate of 225,136 additional ordinary shares at the initial public offering price less the underwriting discounts and commissions, solely to cover over-allotments, if any, made in connection with the offering of our ordinary shares in this offering.

Pricing of Ordinary Shares

The underwriter has advised us that it proposes to offer the shares directly to the public at the initial public offering price set forth on the cover page of this prospectus, and to certain dealers at such price less a concession not in excess of $0.49 per share. After this offering, the offering price and concessions and discounts to brokers and dealers and other selling terms may from time to time be changed by the underwriter. These prices should not be considered an indication of the actual value of our ordinary shares and are subject to change as a result of market conditions and other factors. No variation in those terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

Our ordinary shares are listed in Israel on the TASE under the symbol “DMDC” and have been approved for listing on NASDAQ under the symbol “DMED.”

The initial public offering price for our ordinary shares was determined by negotiation between us and the underwriter. The principal factors considered in determining the public offering price of our ordinary shares included:

•	the current and recent trading prices of our ordinary shares on the TASE;

•	the information in this prospectus and otherwise available to the underwriter;

•	the history and prospects for the industry in which we compete;

•	our current financial condition and the prospects for our future cash flows and earnings;

•	the general condition of the global economy and the securities markets at the time of this offering;

•	the recent market prices of, and the demand for, publicly-traded securities of generally comparable companies; and

•	the public demand for our ordinary shares in this offering.

We cannot be sure that the initial public offering price will correspond to the price at which our ordinary shares will trade in the public market following this offering or that an active trading market for our ordinary shares will develop and continue after this offering.

Underwriting Compensation

The following table summarizes the compensation to be paid to the underwriter by us and the proceeds payable to us. The information assumes either no exercise or full exercise by the underwriter of the over-allotment option.

			Total
	Per Share		Without Over-Allotment	With Over-Allotment

Public offering price	US$	7.00	$10,506,342	$12,082,294
Underwriting discounts and commissions (1)	US$	0.49	$735,444	$845,761
Proceeds, before expenses, to us	US$	6.51	$9,770,898	$11,236,533

(1)	Underwriting discount is US$0.49 per ordinary share (7.0% of the price of the ordinary shares sold in this offering).

We estimate that the total expenses of this offering, excluding the underwriter’s discounts and commissions, a non-accountable expense allowance and any exercise of the underwriter’s over-allotment option, will be approximately $1,614 thousand.

We have also agreed to pay all of our expenses relating to this offering, including (i) the fees, expenses and disbursements relating to background checks of our officers and directors in an amount not to exceed $5,000 per individual and $30,000 in the aggregate, (ii) up to $5,000 of fees and expenses of counsel to the underwriter for “blue sky” work, (iii) the $16,000 cost of using third party book building, prospectus tracking and compliance software for the offering, and (iv) up to an additional $10,000 for certain specified actual expenses, including “road show” expenses.

We have also agreed to issue to the underwriter and/or its designees warrants to purchase, in the aggregate, up to 75,045 ordinary shares. The warrants will have an exercise price equal to 125% of the price of the shares sold in this offering. The warrants are exercisable commencing one year after the effective date of the registration statement of which this prospectus forms a part, and will be exercisable for four years thereafter. The warrants (and the underlying ordinary shares) may not be sold, transferred, assigned, pledged, or hypothecated, or the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition of the securities by any person for a period of one year immediately following the date of delivery; provided, however, that the warrants (and the underlying ordinary shares) may be transferred to officers or partners of the underwriter as long as the warrants (and the underlying ordinary shares) remain subject to the lock-up. In addition, upon the occurrence of certain “fundamental transactions,” such as an all cash transaction, a transaction involving an entity not traded on a national securities exchange or a Rule 13e-3 transaction (as defined in Rule 13e-3 under the Exchange Act), in each case in which we are not the “successor entity,” the holders of the warrants, at their option, will be entitled to receive the “Black Scholes value” of the warrants as of the time of any such “fundamental transaction” as determined in accordance with the terms of the warrants.

Lock-ups

Upon completion of this offering, we expect that we will have agreed that, subject to specified exceptions, without the prior written consent of the underwriter, we will not, during the period beginning on the date of this prospectus and ending 180 days thereafter:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, our ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

•

file or cause to be filed any registration statement with the SEC relating to the offering of any of our ordinary shares (other than our ordinary shares offered hereby) or any securities convertible into or exercisable or exchangeable for our ordinary shares; or

•	enter into any swap or other arrangement that transfers to any other person, in whole or in part, any of the economic consequences of ownership of our ordinary shares;

whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise.

The restrictions described above with respect to us do not apply to:

•

issuances of our ordinary shares and other convertible securities to employees, directors, consultants or pursuant to share option plans approved by the board of directors prior to the date of the underwriting agreement, including a number of additional ordinary shares equal to up to 5% of our ordinary shares outstanding after the completion of this offering to be reserved for issuance under such plans;

•	issuances of our ordinary shares and convertible securities in connection with strategic partnering arrangements; or

•	pledges or issuances of ordinary shares to commercial lenders providing bona fide financing to us.

In addition, upon completion of this offering, we expect that all of our directors and officers, as well as our internal auditor and outside counsel, who serves as our secretary, will have agreed that, without the prior written consent of the underwriter, they will not, during the period beginning on July 14, 2010 and ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

•	enter into any swap or other arrangement that transfers to any other person, in whole or in part, any of the economic consequences of ownership of our ordinary shares; or

•	make any demand for or exercise any right with respect to, the registration of any of our ordinary shares or any security convertible into or exercisable or exchangeable for our ordinary shares;

whether any such transaction described above is to be settled by delivery of our ordinary shares or such other securities, in cash or otherwise.

The restrictions described above with respect to our directors, officers, internal auditor and secretary do not apply to:

•

transactions relating to our ordinary shares or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be made voluntarily in connection with subsequent sales of such securities;

•

transfers or distributions of our ordinary shares or any security convertible into our ordinary shares as a bona fide gift, by will or intestacy or to a family member or trust for the benefit of a family member or to a partnership, limited liability company or other business entity, all of the beneficial interests of which are held by such director or officer or an immediate family member of such director or officer, provided that such transferee, donee or distribute shall be subject to the same restrictions on transfer and no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of our ordinary shares shall be required or shall be made voluntarily in connection with such transactions;

•	transfers of our ordinary shares to a charity or educational institution;

•

if the person subject to the lock-up arrangement, directly or indirectly, controls a corporation, partnership, limited liability company or other business entity, any transfers of our ordinary shares to any shareholder, partner or member of, or owner of similar equity interests in the person subject to the lock-up arrangement, as the case may be, if, in any such case, such transfer is not for value, provided that such shareholder, partner, member of or owner shall be subject to the same restrictions on transfer; or

•

pledges of our ordinary shares or any security convertible into or exchangeable for ordinary shares as collateral for a loan from a financial institution provided that such financial institution shall be subject to the same restrictions on transfer.

An aggregate of 1,012,077 ordinary shares beneficially owned by our directors, executive officers, internal auditor and secretary are subject to the above restrictions. See “Shares Eligible for Future Sale” for additional information regarding ordinary shares that may be eligible for transfer following the completion of this offering.

Stabilization

In order to facilitate this offering of our ordinary shares, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our ordinary shares. Specifically, the underwriter may sell more ordinary shares than it is obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ordinary shares available for purchase by the underwriter under the over-allotment option. The underwriter can close out a covered short sale by exercising the over-allotment option or by purchasing ordinary shares in the open market. In determining the source of shares to close out a covered short sale, the underwriter will consider, among other things, the open market price of ordinary shares compared to the price available under the over-allotment option. The underwriter may also sell ordinary shares in excess of the over-allotment option, creating a naked short position. The underwriter must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of our ordinary shares, the underwriter may bid for and purchase ordinary shares in the open market. Finally, the underwriter may reclaim selling concessions allowed for distributing ordinary shares in the offering if the syndicate repurchases previously distributed ordinary shares to cover syndicate short positions or to stabilize the price of our ordinary shares. These activities may raise or maintain the market price of our ordinary shares above independent market levels or prevent or retard a decline in the market price of our ordinary shares. The underwriter is not required to engage in these activities and may end any of these activities at any time.

Other Terms

We and the underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on a website maintained by the underwriter, and the underwriter may distribute prospectuses electronically.

Foreign Regulatory Restrictions on Purchase of Our Ordinary Shares

We have not taken any action to permit a public offering of our ordinary shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering and the distribution of the prospectus outside the United States. In addition to the public offering of our ordinary shares in the United States, the underwriter may, subject to applicable foreign laws, also offer our ordinary shares to certain institutions or accredited persons in the following countries:

United Kingdom

In the United Kingdom, our ordinary shares offered by this prospectus are directed to and will only be available for purchase to a person who is an exempt person in accordance with clause (3) below and who warrants, represents and agrees that: (1) it has not offered or sold, and will not offer or sell, any shares offered by this prospectus to any person in the United Kingdom except in circumstances that do not constitute an offer to the public in the United Kingdom for the purposes of the section 85 of the Financial Services and Markets Act 2000 (as amended), or the FSMA; (2) it has complied and will comply with all applicable provisions of FSMA and the regulations made thereunder in respect of anything done by it in relation to our ordinary shares offered by this prospectus in, from or otherwise involving the United Kingdom; and (3) it is a person who falls within the exemptions to Section 21 of the FSMA as set out in The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, being either an investment professional as described under Article 19 or any body corporate (which itself has or a group undertaking has a called up share capital or net assets of not less than £500,000 (if more than 20 members) or otherwise £5 million) or an unincorporated association or partnership (with net assets of not less than £5 million) or is a trustee of a high value trust or any person acting in the capacity of director, officer or employee of such entities as defined under Article 49(2)(a) to (d) of the Order, or a person to whom the invitation or inducement may otherwise lawfully be communicated or cause to be communicated. The investment activity to which this document relates will only be available to and engaged in only with exempt persons referred to above. Persons who are not investment professionals and do not have professional experience in matters relating to investments or are not an exempt person as described above, should not review nor rely or act upon this document and should return this document immediately. It should be noted that this document is not a prospectus in the United Kingdom as defined in the Prospectus Regulations 2005 and has not been approved by the Financial Services Authority or any competent authority in the United Kingdom.

Israel

In the State of Israel, our ordinary shares offered by this prospectus may only be offered to up to 35 investors and to the following persons or entities:

(a)	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

(b)	a provident fund or the management company of a provident fund as defined in the Financial Services Control Law (Provident Funds), 5765-2005;

(c)	an insurer, as defined in the Insurance Business (Control) Law, 5741-1981;

(d)	a banking entity or satellite entity (“Taagid Ezer”), as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law, 5728-1968;

(e)	a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting for its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law, 5728-1968;

(f)	a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting for its own account;

(g)	a company that is a member of the Tel Aviv Stock Exchange, acting for its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law, 5728-1968;

(h)	an underwriter that acts for its own account and satisfied the conditions specified in Section 56(c) of the Securities Law, 5728-1968;

(i)	a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

(j)	an entity primarily engaged in capital markets activities in which all of the equity owners are of the type listed in Section 15A(b) of the Securities Law, 5728-1968; and

(k)	an entity, other than an entity formed for the purpose of purchasing ordinary shares in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. GAAP rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the ordinary shares offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria, except if such offeree is deemed one of the 35 offerees to which the ordinary shares may be offered without reference to their qualifications as one of the entities listed above. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria, except that it may be distributed to up to 35 offerees without reference to their qualifications as one of the entities listed above.

Hong Kong

Our ordinary shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (1) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that ordinance; or (2) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that ordinance. No advertisement, invitation or document, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to ordinary shares that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that ordinance.

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Canada

NOTICE TO CANADIAN INVESTORS

Resale Restrictions

The distribution of our ordinary shares in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the applicable securities regulatory authorities. We are not a reporting issuer (or equivalent) in any province or territory in Canada and our ordinary shares are not listed on any stock exchange in Canada and there is currently no public market for our ordinary shares in Canada. We currently have no intention of becoming a reporting issuer in Canada, filing a prospectus with any ordinary share regulatory authority in Canada to qualify the resale of our ordinary shares to the public, or listing our ordinary shares on any stock exchange in Canada. Accordingly, to be made in accordance with securities laws, any resale of our ordinary shares in Canada must be made under available statutory exemptions from registration and prospectus requirements or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Canadian purchasers are advised to seek legal and tax advice prior to any purchase or resale of our ordinary shares.

European Economic Area

NOTICE TO PROSPECTIVE INVESTORS IN THE EEA

In relation to each member state of the European Economic Area, or EEA, which has implemented the Prospectus Directive, each such state, a “Relevant Member State, an offer to the public of any shares of our ordinary shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

by the underwriter to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of ordinary shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of ordinary shares within the EEA should only do so in circumstances in which no obligation arises for us or the underwriter to produce a prospectus for such offer. Neither we nor the underwriter has authorized, nor do they authorize, the making of any offer of ordinary shares through any financial intermediary, other than offers made by the underwriter which constitute the final offering of ordinary shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression of an “offer to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase any ordinary shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any ordinary shares under, the offer of ordinary shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and the underwriter that:

•	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•

in the case of any ordinary shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) our ordinary shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where ordinary shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by our company in connection with the sale of ordinary shares in this offering. All amounts are estimates except the SEC registration fee and the FINRA filing fee.

	Amount to be Paid
SEC registration fee	US$	1,167.10
FINRA filing fees		3,977.00
NASDAQ listing fee		50,000.00
Printing and engraving expenses		250,000.00
Legal fees and expenses		900,000.00
Accounting fees and expenses		300,000.00
Transfer agent and registrar fees		7,000.00
Miscellaneous		100,000.00

Total		1,612,144.10

LEGAL MATTERS

The validity of our ordinary shares and other legal matters in connection with this offering with respect to Israeli law will be passed upon for us by Yoram L. Cohen, Ashlagi, Eshel Law Firm, Tel-Aviv, Israel. Legal matters with respect to U.S. law will be passed upon for us by Torys LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriter by Yigal Arnon & Co., Jerusalem, Israel, with respect to Israeli law, and by O’Melveny & Myers LLP, San Francisco, California, with respect to U.S. securities laws.

EXPERTS

The financial statements as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 included in this prospectus have been so included in reliance on the report of Kesselman & Kesselman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. Kesselman & Kesselman LLP’s main office is located at Trade Tower, 25 Hamered Street, Tel-Aviv, Israel, 68125.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to our ordinary shares that are being offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to our ordinary shares offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other documents are only summaries. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. The registration statement, including all exhibits, may be inspected without charge at the SEC’s Public Reference Room at Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. Our SEC filings also are available to the public at the SEC’s website at www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations with respect to those requirements by filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC an annual report on Form 20-F containing consolidated financial statements audited by an independent public accounting firm within six months of the end of fiscal year 2010. For each fiscal year ending on or after December 15, 2011, we will file with the SEC our annual reports on Form 20-F within 120 days of the end of each fiscal year.

D. MEDICAL INDUSTRIES LTD.

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the shareholders of

D MEDICAL INDUSTRIES LTD.

We have audited the accompanying consolidated statements of financial position of D Medical Industries Ltd. (hereafter - the Company) and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended on December 31, 2009. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2008, and their results of operations, changes in equity and cash flows for each of the three years in the period ended on December 31, 2009, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Tel-Aviv, Israel	Kesselman & Kesselman

June 17, 2010	Certified Public Accountants (Isr.)
Member of PricewaterhouseCoopers International Ltd

D MEDICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

NIS in thousands

				Convenience translation into US$ (In thousands) (note 1c)
		December 31
	Note	2009	2008	2009
Assets
CURRENT ASSETS:
Cash and cash equivalents	6a	24,388	17,503	6,568
Short term deposits	6b	208	2,433	56
Trade and other receivables:
Trade accounts receivable	7a	103	—	28
Other	7b	1,097	1,170	296
Inventories	2j	499	—	134

Total current assets		26,295	21,106	7,082

NON-CURRENT ASSETS:
Property and equipment, net	8	2,103	903	566
Intangible assets, net	9	14,482	11,356	3,900
Long-term deposits and loans		285	107	77

Total non-current assets		16,870	12,366	4,543

Total assets		43,165	33,472	11,625

Liabilities and equity
CURRENT LIABILITIES:
Trade and other payables:
Trade accounts payable	11a	1,165	1,226	314
Other	11b	2,695	1,468	726

Total current liabilities		3,860	2,694	1,040

NON-CURRENT LIABILITIES:
Warrants	15	2,606	2,850	702
Provision for royalties to the Israeli Office of Chief Scientist	14	4,048	3,193	1,090
Liability to minority interest	16	3,085	—	831
Liability for severance pay—net	12	233	158	62

Total non-current liabilities		9,972	6,201	2,685

COMMITMENTS AND CONTINGENT LIABILITIES	13
Total liabilities		13,832	8,895	3,725

EQUITY:	17
Equity attributable to owners of the parent:
Ordinary shares		1,783	1,496	480
Share premium and other reserves		*167,355	*144,739	*45,073
Warrants and equity portion of convertible debt		3,048	2,439	820
Accumulated losses		(143,442)	(125,007)	(38,632)

		28,744	23,667	7,741
Minority interest		*589	*910	*159

Total equity		29,333	24,577	7,900

Total liabilities and equity		43,165	33,472	11,625

*	Retrospective change in accounting policy, see note 2w2d

The notes are an integral part of these consolidated financial statements

D MEDICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

NIS in thousands except per share data

					Convenience translation into US$ (In thousands) (note 1c)
		Year ended December 31
	Note	2009	2008	2007	2009
CONTINUING OPERATIONS:
Sales		368	—	—	99
Cost of sales	18	657	—	—	177

		289	—	—	78
Research and development expenses—net	19	13,193	*14,658	*8,759	3,553
Selling and marketing expenses	20	698	—	—	188
General and administrative expenses	21	5,563	*3,045	*2,720	1,498
Other (income) expenses—net	22	(714)	3,193	441	(192)

Operating loss		19,029	20,896	11,920	5,125

Finance income	23a	(243)	(1,035)	(571)	(65)
Fair value losses (gains) on warrants at fair value through profit or loss	15	(244)	(7,950)	10,358	(66)
Finance costs	23b	473	1,287	1,020	127

Finance (income) costs—net		(14)	(7,698)	10,807	(4)

LOSS AND TOTAL COMPREHENSIVE LOSS FOR THE YEAR		19,015	13,198	22,727	5,121

ATTRIBUTABLE TO:
Owners of the parent		18,435	10,040	20,744	4,965
Minority interest		580	3,158	1,983	156

		19,015	13,198	22,727	5,121

		NIS			US$
LOSS PER SHARE ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY DURING THE YEAR:
Basic and diluted**	25	3.89	2.41	5.87	1.05

*	Reclassified (2007—75 NIS, 2008- 147 NIS)
**	See note 2u

The notes are an integral part of these consolidated financial statements.

D MEDICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

NIS in thousands unless otherwise stated

		Attributable to owners of the parent
	Note	Share capital	share Premium and other reserves	Warrants and equity Portion of convertible debt	Accumulated losses	Total	Minority interest	Total equity
BALANCE AT JANUARY 1, 2009		1,496	*144,739	2,439	(125,007)	23,667	*910	24,577
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2009:
Proceeds from issuance of shares and warrants	17c	277	(a)20,534	(a)1,408	—	22,219	—	22,219
Proceeds from exercise of warrants granted	17d	10	10	—	—	20	—	20
Expiration of warrants	17b	—	799	(799)	—	—	—	—
Share based payment related to warrants granted to employees:	17d	—	—	—	—	—	—	—
of the parent		—	1,273	—	—	1,273	—	1,273
of a subsidiaries		—	—	—	—	—	*259	259
Loss and comprehensive loss for the year		—	—	—	(18,435)	(18,435)	(580)	(19,015)

BALANCE AT DECEMBER 31, 2009		1,783	*167,355	3,048	(143,442)	28,744	*589	29,333

BALANCE AT JANUARY 1, 2008		1,323	128,745	1,346	(114,967)	16,447	798	17,245
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2008:
Proceeds from issuance of shares and warrants	17c	48	(b)2,808	(b)1,197	—	4,053	—	4,053
Proceeds from exercise of warrants granted	17d	1	76	—	—	77	—	77
Shares and warrants issued due to conversion of convertible debentures	17c	25	1,802	310	—	2,137	—	2,137
Shares issued for conversion of convertible debentures	10	69	7,060	(414)	—	6,715	—	6,715
Share based payment related to warrants granted to employees	17d	—	*1,684	—	—	1,684	*246	1,930
Issuance of Company’s shares in consideration for minority interest in a subsidiary	5a	30	2,564	—	—	2,594	(459)	2,135
Purchase of minority interest	5a, 5c	—	—	—	—	—	3,483	3,483
Loss and comprehensive loss for the year		—	—	—	(10,040)	(10,040)	(3,158)	(13,198)

BALANCE AT DECEMBER 31, 2008		1,496	*144,739	2,439	(125,007)	23,667	*910	24,577

(a)	Net of issuance costs of NIS 3,205
(b)	Net of issuance costs of NIS 78

* Retrospective change in accounting policy, see note 2w2d

The notes are an integral part of these consolidated financial statements.

D MEDICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

NIS in thousands unless otherwise stated

		Attributable to owners of the parent
	Note	Share capital	share Premium and other reserves	Warrants and equity Portion of convertible debt	Accumulated losses	Total	Minority interest	Total equity
BALANCE AT JANUARY 1, 2007		892	102,484	799	(94,223)	10,000	*359	10,359
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2007:
Proceeds from shares issued	17c	300	(a)12,075	—	—	12,375	—	12,375
Proceeds from exercise of warrants granted		112	11,811	—	—	11,923	—	11,923
Convertible debentures—equity component, net of issuance costs		—	—	(b)660	—	660	—	660
Shares issued for conversion of convertible debentures	10	19	1,774	(113)	—	1,680	—	1,680
Share based payment related to warrants granted to employees and service providers	17d	—	601	—	—	601	11	612
Purchase of minority interest	5a	—	—	—	—	—	1,110	1,110
Shares issued to minority of a subsidiary	5c	—	—	—	—	—	1,253	1,253
Loss and comprehensive loss for the year		—	—	—	(20,744)	(20,744)	(1,983)	(22,727)

BALANCE AT DECEMBER 31, 2007		1,323	128,745	1,346	(114,967)	16,447	798	17,245

	Convenience translation into US$ in thousands (note 1c)
BALANCE AT JANUARY 1, 2009		403	*38,982	656	(33,667)	6,374	*245	6,619
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2009:
Proceeds from issuance of shares and warrants	17c	74	(c)5,530	(c)379	—	5,983	—	5,983
Proceeds from exercise of warrants granted	17d	3	3	—	—	6	—	6
Expiration of warrants	17b	—	215	(215)	—	—	—	—
Share based payment related to warrants granted to employees:	17d
of the parent		—	343	—	—	343	—	343
of subsidiaries		—	—	—	—	—	*70	70
Loss and comprehensive loss for the year		—	—	—	(4,965)	(4,965)	(156)	(5,121)

BALANCE AT DECEMBER 31, 2009		480	*45,073	820	(38,632)	7,741	*159	7,900

(a)	Net of issuance costs of NIS 1,300
(b)	Net of issuance costs of NIS 36
(c)	Net of issuance costs of $ 849 thousand

* Retrospective change in accounting policy, see note 2w2d

The notes are an integral part of these consolidated financial statements.

D MEDICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

NIS in thousands unless otherwise stated

				Convenience translation into US$ (In thousands) (note 1c)
	Year ended December 31
	2009	2008	2007	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash used in operations (see appendix)	(15,917)	(14,635)	(10,852)	(4,286)
Interest received	67	978	485	18
Interest paid	(52)	(307)	(184)	(14)

Net cash used in operating activities	(15,902)	(13,964)	(10,551)	(4,282)

CASH FLOWS FROM INVESTING ACTIVITIES:
Loan granted to an employee	(200)	—	—	(54)
Repayment of (investment in) short term deposits	2,225	(2,433)	—	599
Proceeds from sale of property and equipment	—	—	14	—
Purchase of property and equipment	(1,543)	(501)	(225)	(416)
Purchase of intangible assets	(90)	(656)	(763)	(24)

Net cash provided by (used in) investing activities	392	(3,590)	(974)	105

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from investment of the minority in a subsidiary	—	886	—	—
Proceeds from issuance of ordinary shares, net of issuance costs	20,811	2,856	12,375	5,605
Proceeds from issuance of warrants, net of issuance costs	1,408	1,197	2,056	379
Issuance costs related to convertible debentures	—	—	(545)	—
Proceeds from exercise of warrants	20	77	9,593	5
Repayment of restricted deposit due to conversion of convertible debentures	—	8,853	1,647	—

Net cash generated from financing activities	22,239	13,869	25,126	5,989

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,729	(3,685)	13,601	1,812
Cash and cash equivalents at beginning of the year	17,503	21,645	8,344	4,714
Exchange gains (loss) on cash and cash equivalents	156	(457)	(300)	42

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	24,388	17,503	21,645	6,568

The notes are an integral part of these consolidated financial statements.

D MEDICAL INDUSTRIES LTD.

CONSOLIDATED CASH FLOWS STATEMENTS (continued)

NIS in thousands unless otherwise stated

Appendix				Convenience translation into US$ (In thousands) (note 1c)
	Year ended December 31
	2009	2008	2007	2009
A. Net cash used in operations:
Loss and comprehensive loss for the year:	(19,015)	(13,198)	(22,727)	(5,121)
Fair value losses (gains) on warrants at fair value through profit or loss	(244)	(7,950)	10,677	(66)
Depreciation and amortization	392	261	185	106
Interest received	(67)	(978)	(485)	(18)
Interest paid	52	307	184	—
Exchange (income) loss on cash and cash equivalents	(156)	457	300	(42)
Depreciation of discount on convertible debentures	—	524	713	—
Increase in provision for royalties to the Israeli Office of Chief Scientist	990	3,193	—	267
Liabilities for severance pay—net	75	23	57	20
Stock based compensation related to warrants granted to employees and service providers	1,532	1,930	612	413

	(16,441)	(15,431)	(10,484)	(4,427)

Changes in operating asset and liability items:
Decrease (increase) in trade and other balances:
Trade accounts receivable	(103)	—	—	(28)
Other	123	183	(959)	33
Increase in inventories	(499)	—	—	(134)
Increase (decrease) in creditor and credit balances:
Trade accounts payable	(61)	366	645	(16)
Other	1,092	316	(43)	294
Increase in non-current financial assets	(28)	(69)	(11)	(8)

	524	796	(368)	141

	(15,917)	(14,635)	(10,852)	(4,286)

B. Non-cash activities
Issuance of convertible debentures	—	—	10,500	—

Issuance of shares and warrants due to conversion of convertible debt	—	8,852	1,680	—

Exercise of warrants	—	—	2,330	—

Purchase of intangible asset for credit	—	—	616	—

Purchase of intangible asset for shares issued
Goodwill and knowhow and rights in patents that acquired in exchange for allocation of shares for the minority shareholders in the consolidated company	—	2,135	1,253	—

Recognition of Goodwill due to investment in subsidiary	—	2,597	1,110	—

The notes are an integral part of these consolidated financial statements.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The amounts are presented in NIS in thousands except share and per share data

NOTE 1—GENERAL INFORMATION

a.	D Medical Industries Ltd. (“the Company” or “the Parent Company”) and its subsidiaries (together—“the Group”) are engaged in the research, development, manufacturing and marketing of medical aids, in particular for diabetic patients.

The Company is a limited liability public company incorporated and domiciled in Israel. The registered address of its offices is 7 Jabutisky St., Ramat Gan, Israel.

The Company’s shares are being traded in the Tel-Aviv Stock Exchange Ltd.

b.	As of December 31, 2009 the Group’s working capital was NIS 22,435 and total equity of NIS 29,333 (of which NIS 29,126 is attributable to owners of the parent). However, during the year ended December 31, 2009, the Group incurred losses in the amount of NIS 19,015, as well as negative cash flow from operating activities in the amount of NIS 15,092.

See note 5a as to the commencement of sales made by a subsidiary during the last quarter of 2009.

The Group’s management is estimating that its cash resources are sufficient to meet its plans for, at least the twelve months following January 1, 2010. Management intends to raise additional funds from external investors during 2010 that will enable the Group to continue its operations until such time when the Group will generate profits from the sales of its developed products. However, there is no assurance that the Group will be successful in raising the required funds to finance its current plans, and in the event such funds cannot be raised during 2010, the Group intends to reduce its research and other costs and will selectively concentrate in the development of fewer products.

c.	Convenience translation into U.S dollars (“dollars” or “$”)

For the convenience of the reader, the reported New Israeli Shekel (NIS) amounts as of December 31, 2009, and the year then ended have been translated into dollars, at the rate at the most recent balance sheet date March 31, 2010 (U.S. $1 = NIS 3.713). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation

1)	Through December 31, 2007, the Group’s consolidated financial statements were prepared in accordance with accounting principles generally accepted in Israel. Commencing the three months period ended March 31, 2008 the Group has adopted International Financial Reporting Standards (“IFRS”). The adoption of IFRS was performed in accordance with Accounting Standard no. 29 “Adoption of International Financial Reporting Standards (IFRS)”, published by the Israeli Accounting Standards Board (the “Israeli Standards Board”), which determines that entities subject to the Israeli Securities Law and committed to report under its regulations should prepared their financial statements in accordance with IFRS commencing with the periods commencing on January 1, 2008.

2)	The consolidated financial statements of the Group as of December 31, 2008 and 2009, and for each of the three years in the period ended on December 31, 2009, have been prepared in accordance with IFRS and the interpretations to IFRS standards issued by the International Financial Reporting Interpretations Committee (IFRIC), and include the additional disclosure required by the Israeli Securities Regulations (Annual Financial Statements), 2010.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The principal accounting policies applied in the preparation of these consolidated financial statement, are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of financial liabilities at fair value through profit and loss and revaluation of deposits with severance pay funds presented at fair value, and subject to the following with respect to the period of Hyper-Inflation economy in Israel.

In accordance with management’s estimation, based on the decision of the Israeli Standard Board from December 2006, December 31, 2003 (the “Effective Date”) is the final date through which Israel’s economy is considered a Hyper-Inflation economy, as defined in IAS 29—“Financial Reporting in Hyperinflationary Economies” (“IAS 29”). Accordingly, as indicated in IAS 29, as of the Effective Date, entities which functional currency is the NIS should cease the linkage of non-monetary assets and liabilities to the changes in the Israeli consumer Price Index (“ Israeli CPI”).

Non-monetary assets and liabilities as well as equity of the Group, originating from Group components which functional currency is the NIS , recorded prior to the Effective Date, are linked to the changes in the Israeli CPI through the Effective date (Based on December 2003 Israeli CPI), as previously reported. All other items recorded following the Effective Date are accounted for in their nominal value.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3. The actual results might be significantly different than the assumptions and estimates used by the Company.

3)	The Group’s operating cycle is twelve months.

4)	The Group analyses expenses in the statement of comprehensive loss based on the function expense.

b.	Consolidation

1)	Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. Subsidiaries are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill (see f1 below).

Consideration which is contingent on a future event is included in the cost of an acquisition if it is probable (defined by IFRS 3—Business combination (hereinafter—“IFRS 3”), as more likely than not that the future event will occur. A liability is recognized for contingent consideration payable, discounted to the date of the acquisition. If the future event is not probable at the acquisition date, a liability for contingent consideration is recognized when it becomes probable. The amount of the liability is reassessed at each reporting date, with a corresponding adjustment to goodwill.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless there are circumstances indicating on an impairment of the asset transferred.

2)	Transactions with minority interests

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group and are recorded in the statement of comprehensive loss. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired by the Group of the carrying value of net assets of the subsidiary.

c.	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the management group comprised of part of the Group’s management members and certain senior functionaries that makes strategic decisions.

d.	Foreign currency translation

1)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in New Israeli Shekel (“NIS”), which is the functional currency of all of the companies in the Group and is the presentation currency of the Company.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The following table summarizes the changes in US$/NIS and Euro/NIS exchange rate and the Israeli CPI during the reporting periods:

	US$/NIS Exchange rate %	EURO/NIS Exchange rate %	(CPI) %
Year ended December 31, 2009	(0.7)	2.7	3.8
Year ended December 31, 2008	(1.1)	(6.4)	3.8
Year ended December 31, 2007	(8.9)	(1.7)	3.4
As of December 31, 2009 $1 = NIS 3.775, €1 = 5.4417

2)	Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of comprehensive loss to ‘finance costs’/’finance income’. Foreign exchange gains and losses are presented in the statement of comprehensive loss within ‘finance income’ or ‘finance costs’.

e.	Property and equipment

All property and equipment (including leasehold improvements) are initially recorded at historical cost. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the period in which they are incurred.

Depreciation and impairments due to fixed assets presented at cost are charged to the statement of comprehensive loss.

Property and equipment is stated at historical cost less accumulated depreciation and impairment losses.

Depreciation on property and equipment is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

%
Laboratory equipment	15
Furniture and office equipment	6-10
Vehicles	10
Computers and accessories	33

Leasehold improvements are depreciated using the straight-line method over the shorter of the term of the lease, or the estimated useful lives of the improvements.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting year.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see g below).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “other (income) expenses—net”, in the statement of comprehensive loss.

f.	Intangible assets

1)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition, or as a result of a transaction with minority interests. Goodwill is included in ‘intangible assets’. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed.

Goodwill is allocated to cash-generating units that are not larger then operating segments for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose (see also g below).

2)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized using the straight line method over their estimated useful lives (three years).

Costs associated with maintaining computer software programs are recognized as an expense as incurred.

3)	Research and Development

Costs associated with research activities are recognized as an expense as incurred.

Development costs that are directly attributable to the design and testing of new or improved products are recognized as intangible assets if, and only if, all of the following criteria are met:

•	it is technically feasible to complete the intangible asset so that it will be available for use;

•	management intends to complete the intangible asset and use or sell it;

•	there is an ability to use or sell the intangible asset;

•	it can be demonstrated how the intangible asset will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and

•	the expenditure attributable to the intangible asset during its development can be reliably measured.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

4)	Acquisition of knowhow, rights in patents and in process research and development

Knowhow, rights in patents and in process research and development acquired are presented based on the fair value at the date of the acquisition and are not depreciated during the research and development period. Such assets are annually tested for impairment in accordance with International Accounting Standard (“IAS”) 36— “Impairment of assets” (“IAS 36”), (see also g below).

Commencing the end of the development process, the Group depreciates the in process research and development over its remaining useful life.

Subsequent expenditures related to an in-process research or development project acquired separately or in a business combination and recognized as an intangible asset, incurred after the acquisition of that project are accounted for in accordance with section (3) above.

g.	Impairment of non-financial assets

Assets that have an indefinite useful life (for example goodwill), are not subject to amortization and are tested annually for impairment. Assets that are subject to depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

h.	Financial assets

1)	Classification

The Group classifies its financial assets to the loans and receivables category. The classification is in accordance with the purpose for which the financial assets were acquired. The Group’s management determines the classification of its financial assets at initial recognition.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables comprise ‘Cash and cash equivalents’, ‘Trade and other receivables’, ‘Short term deposits’, and ‘Long term deposits and loans’ in the statement of financial position (see l below).

2)	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the settlement date, on which the asset is delivered to the Group or delivered by the Group.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Investments are initially recognized at fair value plus transaction costs.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Loans and receivables are substantially carried at amortized cost using the effective interest method.

i.	Warrants and options

Warrants are issued by the Group as share based payments to employees and service providers and as part of capital raisings.

1)	Warrants issued as share based payments

As to the accounting policy related to warrants issued as share based payments—see section r. below.

2)	Warrants issued as part of capital raisings that are classified as equity

Consideration received in respect of warrants issued by the Company as part of capital raisings, under which, upon exercise, the Company would issue its own equity instruments (ordinary shares) in exchange for a fixed amount of cash or another financial asset, is recognized and classified as equity in the statements of financial position.

Incremental costs directly attributable to the issue of such new warrants are shown in equity as a deduction directly from the proceeds. Changes in the fair value of such warrants are not recognized in the financial statements.

When the warrants are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the warrants are exercised. See also note 16.

3)	Warrants issued as part of capital raisings that are classified as a liability

Warrants issued by the Company as part of capital raisings, under which, upon exercise, the Company would issue its own equity instruments (ordinary shares) in exchange for a variable amount of cash or another financial asset, due to the linkage of the exercise price to changes in the Israeli CPI, are recognized and classified as liability in the statements of financial position.

As the said liability is a non-equity derivative financial instrument, it is classified as financial liability at fair value through profit or loss. The said liability is initially recognized at its fair value on the date the contract is entered into and subsequently accounted at fair value. The fair value changes are charged to ‘Fair value losses (gains) on warrants at fair value through profit or loss’ in the statement of comprehensive loss.

The warrants issued by the Company can be exercised at any time by their holder.

The Group has early adopted the amendment to IAS 1, “Presentation of Financial Instruments”, issued in April 2009 (“the Amendment”). The Amendment permits a liability to be classified as non-current if can be settled, at the option of the counterparty, by the issue of equity instruments.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Therefore, the liability with respect of the above warrants have been classified as non-current liability. See also note 15.

4)	Written put options on shares in subsidiaries held by minority interest

The Company has issued options to minority shareholders in subsidiaries which, if exercised by the minority shareholders, require the Company to purchase the minority shareholders’ shares in the subsidiaries (hereinafter—the options). The options were issued at the date the Company gained control of the subsidiary.

The Company analyses the terms of the options to determine whether they result in the transfer of the risks and rewards attached to the minority interests’ shares to the Company.

If risks and rewards are transferred, the options are accounted for as liabilities for contingent consideration (see note 2b) and no minority interest is recognized in respect of the shares subject to the options.

If risks and rewards are not transferred, the options are accounted for as derivative financial liabilities. The liability is initially recognized at its fair value subsequently accounted at fair value. Fair value changes are charged to ‘Fair value losses (gains) on warrants at fair value through profit or loss’ in the statement of comprehensive loss.

See note 5a for a description of the terms of the principal options.

j.	Inventories—Raw materials

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (FIFO) method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs for completion and selling expenses.

k.	Trade receivables

Trade receivables are amounts due from customers for merchandise sold in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost, using the effective interest method, less provision for impairment, if exists.

l.	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, with original maturities of three months or less, and that are not restricted for withdrawal or use.

m.	Share capital

The ordinary shares are classified as share capital. Costs directly related to the issuance of shares are presented as a deduction from the proceeds.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

n.	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired from suppliers in the ordinary course of business. Trade payables are classified as current liabilities if payment is due within one year or less, if not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

o.	Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

Deferred tax assets are recognized only when it is probable that such assets will be utilized in the future against taxable income.

The Group have only recently begun sales operations and the research and development expenses are still significant, thus, it is not probable that taxable profits will be generated in the, very near future.

p.	Government participation in research and developments expenses

Certain consolidated companies receive grants from the Israeli Office of Chief Scientist (“OCS”) as participation in research and development activities. In case that the said companies will have revenues from the projects for which the said grants were received, they will be obligated to pay the OCS royalties on the said revenues up to the full repayment of the grants (see also note 14). As per IAS 20 “accounting for government grants and disclosure of government assistance”, the above mentioned grants are defined as “Forgivable loans”. If, upon the entitlement to receive the grant, management concludes that there is no reasonable assurance that the grant received will not be paid back, than the company must record a liability as provision for royalties payments or provision for repayment of grant. In the event that, as of the said date, there is reasonable assurance that the grant will not be paid back then grants received are recorded to the profit and loss as an offset to the related research and development expenses. In such an event, grants are recognized in profit or loss on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate. In the event that grants were recorded to profit and loss and in subsequent periods the probability for the success of the project and for the payments of royalties to the OCS became “More likely than not” then a liability is recorded. The said liability is measured in accordance with IAS 37 “provisions, contingent liabilities and contingent assets”.

q.	Employee benefits:

1)	Pension obligations

Group companies operate various pension plans. The plans are generally funded through payments to insurance companies or trustee-administered pension funds. These plans are considered defined contribution plans. The defined contribution pension plan is a pension plan under which the Group pays monthly contributions, at a certain percentage of the salary, into a separate independent entity. The Group has no legal or constructive obligations to pay further contributions if the fund

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

does not hold sufficient assets to pay the employees the pension benefits relating to employee service in the current and prior periods.

The contributions are accounted for as expenses related to employee benefits when due.

2)	Severance pay obligations

Under Israeli law and labor agreements, employees dismissed by the employer and employees reaching retirement age and employees resigning from their employment under certain other circumstances (that are not under the control or discretion of the employer), are entitled to receive severance pay based on the length of service and their latest monthly salary (usually—one month’s salary for each year of employment).

a)	Severance pay obligations that are considered defined contribution plan

With respect of the said severance pay obligation, most of the Group’s employees are covered by a defined contribution plan under Section 14 of the Israeli Severance Pay Law (“Section 14”). The said defined contribution plan is a plan under which the Group pays monthly contributions, at a certain percentage of the salary, into a separate independent entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay the employee the severance pay benefits relating to employee service in the current and prior periods.

The contributions to the said defined contribution plan are accounted for as expenses related to employee benefits when due.

b)	Severance pay obligations that are considered defined benefit plan

With respect of the reminder of the employees that are not covered under Section 14, the severance pay obligation is accounted for as a defined benefit plan.

The Group records severance pay liability in the statement of financial position in respect of the defined benefit severance pay plan. The said liability is the present value of the defined benefit obligation at the statement of financial position date less the fair value of plan assets. The defined benefit obligation is measured annually by independent actuaries using the projected unit credit method.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in NIS (which is the currency in which the benefits will be paid), and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions of the fair value of the severance pay plan assets or of the defined benefit severance pay obligation are charged or credited to profit or loss in the period in which they arise.

3)	Vacation and recreation pay

Under labor laws in Israel, each employee is entitled to vacation days and recreation pay, both computed on an annual basis. The entitlement is based on the length of the employment period. The Group recognizes a liability and an expense for vacation and recreation pay, based on the entitlement of each employee.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

4)	Bonus Plans

The Group recognizes a liability and an expense for bonuses and profit-sharing. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

r.	Share-based payments

The Group operates a number of equity-settled, share-based payment plans, under which the Company or consolidated companies, receives services from employees and other service providers as consideration for equity instruments (warrants) of the Company or a consolidated company. The fair value of the services received in exchange for the grant of the warrants is recognized as an expense in the statement of comprehensive loss.

In the case of share based payments to employees, the total amount to be expensed is determined by reference to the fair value of the warrants granted (using the Black and Scholes model for option pricing):

•	including any market performance conditions;

•

excluding the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and remaining an employee of the entity over a specified time period); and

•	excluding the impact of any non-vesting conditions.

Non-market vesting conditions are included in assumptions about the number of warrants that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of warrants that are expected to vest based on the non-marketing vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the statement of comprehensive loss, with a corresponding adjustment to equity.

In the case of Share based payments for service received from service providers (that are not employees), the amounts recognized as an expense in the statement of comprehensive loss are determined by reference to the fair value of the services received

When the warrants are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the warrants are exercised.

s.	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Group’s activities. Revenue is shown after eliminating sales within the Group.

The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met as described below. The Group bases its estimates while considering the type of customer, the type of transaction and the specifics of each arrangement.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Sales of goods are recognized when a Group entity has delivered products to the distributer, the distributer has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the distributer’s acceptance of the products. Delivery does not occur until the products have been shipped to the specified location, the risks of obsolescence and loss have been transferred to the distributor, and either the distributor has accepted the products in accordance with the sales contract, the acceptance provisions has lapsed, or the Group has objective evidence that all criteria for acceptance have been satisfied. The Company does not have any post-shipment obligation other than warranty, and the purchase price is not adjusted for subsequent sales by the distributors.

Distributers have territory exclusively for selling the Company’s products. Failure of achieving the sales target agreed by the Company and the distributer may result a loss of exclusivity, according to the decision of the Company. Distributers have a right to demand that faulty products will be replaced with no extra charge during the four years warranty period. A provision is recorded, at the time of sale, with respect to the estimated replacement costs. No element of financing is deemed present as the sales are made with a credit term of 30 days, which is consistent with the market practice.

t.	Loss per share

Basic loss per share is calculated by dividing the loss attributable to equity holders of the company by the weighted average number of ordinary shares in issue during the year. Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. However, potential ordinary shares are only dilutive if their conversion would increase the loss per share. If the loss per share decreases, the shares are anti-dilutive, and are excluded from the diluted loss per share calculation.

u.	Stock split

All figures in these financial statements relating to the ordinary shares and convertible debentures have been retroactively adjusted to reflect a 32-for-one reverse share split effected subsequent to December 31, 2009 (see note 291).

v.	Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

w.	New international Standards, amendments to standards and new interpretations:

1)	Interpretations effective in 2009:

a)

IAS 1 (Revised), “Presentation of Financial Statements” (“(“IAS 1R”)”) (effective from January 1, 2009). IAS 1R sets provides comprehensive requirements for the presentation of financial statements, guidelines as to the structure of the financial statements and minimum requirements regarding their content. Inter alia, IAS 1R prohibits the presentation of items of income and expenses (that is, “non-owner changes in equity”) (“(“comprehensive income items”)”) in the statement of changes in equity, requiring comprehensive income items to be

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

presented separately from owner changes in equity. All comprehensive income items are shown in a statement of comprehensive income. Nevertheless, entities can choose whether to present one performance operations statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). The Group elected to present all the income and expenses recognized in the period in a single statement of comprehensive loss.

b)	IFRS 8 “Operating Segments”, replaces IAS 14 “Reporting Financial Information by Segment”. IFRS 8 requires the implementation of the ‘management approach’, according to which the segmental information is presented in the same manner in which it is being presented for internal reporting requirements.

Goodwill is allocated by management, to generating cash flow Groups, based on the segment level. Goodwill which was previously acquired in the segment will remain in that segment.

c)	An amendment o IFRS 7 “Financial Instruments: Disclosures” (hereinafter “IFRS 7”) requires enhanced disclosure about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of the fair value measurement by level of fair value measurement hierarchy. As the change in accounting policy only results in additional disclosure, there is no impact on earnings per share.

d)	IFRS 2 (amendment), ‘Share-based payment’ (effective 1 January 2009) deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. These features would need to be included in the grant date fair value for transactions with employees and others providing similar services; they would not impact the number of awards expected to vest or valuation there of subsequent to grant date. All cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The group and company has adopted IFRS 2 (amendment) from 1 January 2009.

The amendment does not have a material impact on the group or company’s financial statements; however, management estimates that it may have an effect on future reporting periods although such effect can not be determined at this time.

2)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group:

a)	Amendment to IAS 24 “Related Parties Disclosure”. According to the amendment A government-related entity as defined in IAS 24 (2009) is exempt from some of the detailed disclosure requirements in relation to certain transactions and outstanding balances between the entity and a government that has control, joint control or significant influence over the entity; and between the entity and another entity over which the same government has control. In addition the amendment provides clarity as to the definition of “a related party” and made the definition symmetrical as well as resolved the inconsistencies in the disclourse requirements for all transactions. The amendment applies retrospectively for annual periods beginning on or after 1 January 2011 but may be applied earlier. If early adopted, then an entity may choose to apply the revised standard in full or only the part in respect of the disclosure exemption for government-related entities.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

b)	Amendments to IFRS 2 “Group cash settled share-based payment transactions”. In addition to incorporating IFRIC 8 “Scope of IFRS 2” and IFRIC 11 “IFRS 2: Group and Treasury Share Transactions”, the Amendment expends on the guidance in IFRIC 11 to address the classification of group arrangements that were not covered by that interpretation. The amendment to IFRS 2 will be effective for the reporting periods commencing on January 1, 2010 and earlier adaptation is allowed. The Group will implement the amendment in a retrospective manner. The new guidance is not expected to have a material impact on the Group’s financial statements.

c)	IFRIC Interpretation 19 “Extinguishing Financial Liabilities with Equity Instruments” clarifies the requirements of International Financial Reporting Standards (IFRSs) when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. IFRIC 19 clarifies that the equity instruments issued are measured at their fair value. If their fair value cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. The difference between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is included in the entity’s profit or loss for the period. The interpretation is effective for annual periods beginning on or after July 1, 2010 with earlier application permitted. The Group will implement IFRIC 19 retrospectively as of January 1, 2011. The implementation of IFRIC 19 is not expected to have a material effect on the financial statements.

d)	IAS 27 (revised), ‘Consolidated and separate financial statements’, (effective from 1 July 2009). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. The group will apply IAS 27 (revised) prospectively to transactions with non-controlling interests from 1 January 2010 and applied for the first time in the interim financial statements for the quarter ended 31 March 2010.

IAS 27 (revised) determines that the Company’s portion in the equity fund due from issuance of warrants of subsidiaries should be classified retrospectively as a non-controlling equity rights. Consequently the equity fund due from issuance of warrants of subsidiaries has been reclassified. Because the requirement to reclassify the equity arising from these warrants applies retrospectively, the retrospective adjustment has been applied in the balance sheets as at 31 December 2008 and 2009. The effect of this change was as follows:

	December 31, 2009			December 31, 2008
	As previously reported	Effect of retrospective change	As reported in the current statement	As previously reported	Effect of retrospective change	As reported in the current statement
Effect on equity:
Warrants	167,737	(382)	167,355	144,941	(202)	144,739

Minority interest	207	382	589	708	202	910

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

e)	Amendment to IFRS 8 “Operating Segments”, as part of the Improvements project of the IASB published in April 2009, includes minor textual amendment to the standard and amendment to the basis for conclusions, to clarify that an entity is required to disclose a measure of segment assets only if that measure is regularly reported to the chief operating decision-maker. The amendment is to be applied retrospectively, for periods beginning on or after January 1, 2010. Earlier application is permitted. The Group has elected to implement the amendment as of January 1, 2010. The implementation of the amendment is not expected to have a material effect on the financial statements

f)	An amendment to IAS 7 “Statements of Cash Flows” require that only expenditures that result in a recognized asset in the statement of financial position can be classified as investing activities. The amendment is effective for annual periods beginning on or after July 1, 2010 with earlier application permitted. The Group will implement the amendment as of January 1, 2010. The implementation of the amendment is not expected to have a material effect on the financial statements.

g)	An amendment to IAS 18 “Revenue” provides additional guidance to the determination as to whether an entity is acting as a principal or agent. The amendment is to the appendix to IAS 18; no transition provisions are specified.

h)	Amendment to IAS 36 “Impairment of Assets” clarifies that the largest cash generating unit (or Group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment as defined by paragraph 5 of IFRS 8 “Operating Segments” (that is, before the aggregation of segments with similar economic characteristics permitted by paragraph 12 of IRS 8). The amendment is effective for annual periods beginning on or after July 1, 2010 with earlier application permitted. The implementation of the amendment is not expected to have a material effect on the financial statements.

3)	As for the early application, by the Group, of the amendment to IAS 1, see note i above.

NOTE 3—CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates, assumptions and judgments with significant associated risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

a.	Estimated impairment of goodwill and other, non-depreciated, intangible assets

The Group evaluates annually whether goodwill and other non-depreciated, intangible assets has suffered any impairment, in accordance with the accounting policy stated in note 2g. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. These calculations require the use of estimates. Even if the gross profit and growth rate, according the Group’s estimations; used to calculate the value of use of the cash generating entity would have been 10% and 1% lower, accordingly, or if the discount rate used to calculate the value in use of the cash

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 3—CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS (continued):

generating entity would have been 2% higher than managements estimates as of December 31, 2009 and 2008, no impairment of the goodwill and other, non-depreciated, intangible assets would have been required.

b.	Research and development expenses

Research and development expense are capitalized in accordance with the accounting policy stated in note 2f. Capitalization of such expense is subject to management judgment that it is technically feasible to complete the product so that it will be available for use, such feasibility usually acquires upon the completion of certain milestones or an engagement for the sale of knowhow arising from the development. For the purposes of capitalizing the expense management is estimating the future cash flow generated from the assets developed, as well as the relevant interest rate and the estimated period of benefits. As of December 31, 2009, management believes that the said circumstances have not been achieved with respect to products at the research and development stage and thus research and development expenses were not capitalized.

In the event, management would have concluded that such terms have been achieved; the capitalization of research and development expenses would have reduced the loss of the Group.

c.	Loans, grants from the OCS

In accordance with the accounting treatment as details in note 2p the Group is required to assess if there is reasonable assurance that the grant received will be paid back. In addition in case that upon initial recognition the grant was credited to income, the Group assesses whether in subsequent periods the probability of paying royalties became “More likely than not”, in such case, a corresponding liability needs to be recorded.

The net present value of the liability for royalty payment to the OCS (see note 14) is dependent upon management’s estimates and assumption as to future revenues and interest rates used to calculate the present value of the cash payments required to repay the debt to the OCS. The Group uses an interest rate of 15% to calculate the present value of future payments to the OCS. As of December 31, 2009 a change of 25% in management assessment would result in NIS 478 and NIS 566, respectively increase or decrease of the liability.

d.	Options and royalty rights granted to minority shareholders of Nilimedix Ltd

As described in note 5a, the Company has granted options and royalty rights to the minority shareholders of Nilimedix Ltd. (hereinafter—“Nilimedix”). When exercised the options require the Company to issue shares in exchange for the minority shareholders’ shares in Nilimedix at a predetermined ratio. The options become exercisable under certain conditions.

The royalty rights entitle the minority shareholders to receive 2% of revenues generated by Nilimedix, up to a maximum of $3 million. (hereinafter—the royalty rights). The Company has determined that the royalty rights represent contingent consideration for the acquisition of Nilimedix Consequently the royalty rights have been accounted for in accordance with the accounting policy described in note 2b.

At 31 December 2008 the Company determined that the payment of royalties was not probable. Consequently no liability was recorded. During 2009 Nilimedix commenced sales of its products and the company determined that future payments of royalties are probable. A liability and goodwill of NIS 3,085 have been recorded at 31 December 2009.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 3—CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS (continued):

The Company’s accounting policy for the options is described in note 2i. The policy requires the Company to assess whether the risks and rewards attached to ownership of the minority shareholders’ shares in Nilimedix transferred to the Company at the date they were granted. The principal risk attached to the shares is that FDA/CE approval is not received. The Company has assessed that the minority interests have retained substantially all of the risk of loss arising from a potential failure to receive FDA/CE approval.

e.	Deferred taxes

Deferred tax assets are recognized for loss carry forward for tax purposes only to the extent that future utilization of the related tax benefit against taxable income is probable. Deferred tax assets will be recognized in the period in which the Group determines that it is probable that taxable profits will be generated.

NOTE 4—FINANCIAL RISK MANAGEMENT AND FAIR VALUE ESTIMATES:

The Group’s activities are exposed to a variety of financial risks: market risk (including currency risk), credit risk and liquidity risk.

a.	Market risk

1)	Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar and Euro. Foreign exchange risk arises from cash and cash equivalents, trade receivables and liabilities denominated in foreign currencies.

As of December 31, 2009, 2008 and 2007, the impact of a 10% strengthening/weakening of the U.S. dollar against the NIS (with all other variables remaining constant) on the net results of the Group and its capital would have been NIS 240, NIS 581 and NIS 18, respectively, mainly as a result of loss/profit due to liabilities denominated in US dollars less cash and cash equivalents linked to the US dollar.

Possible changes in the Euro has no material effect on the Company.

2)	Price risk

The Group is exposed to price risk due to warrants issued which exercise prices are linked to the CPI, and which are accounted for as non current liabilities at fair value through profit or loss.

As of December 31, 2009, 2008 and 2007, the impact of a 10% strengthening/weakening of the quoted market price of the warrants (with all other variables remaining constant) on the net results of the Group and its capital would have been NIS 261, NIS 285 and NIS 1,280 thousand, respectively.

The company does not use financial instruments to manage these risks because it considers the risk to be immaterial.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 4—FINANCIAL RISK MANAGEMENT AND FAIR VALUE ESTIMATES (continued):

b.	Credit risk

Credit risk is managed on a Group basis. Credit risk arises mainly from cash and cash equivalents, and deposits with banks and financial institutions. The cash and cash equivalents of the Group as of December 31, 2009 and 2008 is deposited with two large Israeli banking institutions rated ilAA+Negative by S&P Maalot. The Group estimates that the credit risk associated with these balances is remote.

c.	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and short term deposits, to finance activities. Management monitors the regular forecasts of the Group’s liquidity reserves on the basis of expected cash flow. Management’s monitoring is done on a subsidiary level, based on procedures and limitations set by the Group.

The Groups financial obligation is due during the twelve months commencing on January 1, 2010. The balances of financial obligations that will be due during that period is not different from the balances presented in these financial statements as the discount effect in the time frame is immaterial.

The Group’s management estimates that its cash resources are sufficient to meet its plans for, at least the twelve months following January 1, 2010. Management intends to raise additional funds from external investors during 2010 that will enable the Group to continue its operations until such time when the Group will generate profits form the sales of its developed products. However, there is no assurance that the Group will be successful in raising the required funds to finance its current plans, and in the event such funds can not be raised during 2010, the Group intends to reduce its research and other costs and will selectively concentrate in the development of fewer products.

d.	Commencing January 1, 2009 the Group has adopted the amendment of IFRS 7, in connection with financial instruments measured at fair value in the statement of financial position. The amendment requires fair value measurement using a fair value hierarchy based on the following levels:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices that are observable for the asset or liability, either directly (for example, as prices) or indirectly (for example, derived from prices).

•	Level 3: inputs for the assets or liabilities that are not based on observable market data.

The Group’s financial instruments which are measured at fair value in the statement of financial position, are warrants classified as liabilities (see also note 15), which are traded in an active market. Accordingly, the warrants fair value is based on the quoted market price as of December 31, 2009. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The above mentioned warrants are included in Level 1.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 5—SUBSIDIARIES

a.	Nilimedix Ltd

Nilimedix is engaged in research and development of medical aids for diabetic patients. Nilimedix was operating under the Technion Entrepreneurial Incubator Co. Ltd, and received grants from the OCS.

The Company invested in Nilimedix in several stages until December 31, 2006. As of that date the Company held 70% of the fully diluted issued and outstanding share capital of Nilimedix.

In connection with obtaining control in Nilimedix during 2005, the Company granted to the minority interest of Nilimedix an option to convert their shares in Nilimedix into shares of the Company, under certain conditions, according to the following ratio: 2.5 shares of the Company in exchange for 1 share of Nilimedix (as to the conversion of the said option by some of Nilimedix shareholders, see below and note 17c(4)). In addition the Company granted to the mentioned minority interest an entitlement to receive an amount equal to 2% of Nilimedix revenues up to a total of $3 Million. The royalty right expire on exercise of the option. The Company concluded that it had not effectively acquired the minority interest upon issuance of the put options as the minority interest continued to be exposed to the risks and rewards of Nilimedix. as a result, the Company continued to recognize the minority interest in Nilimedix.

According to IFRS 3, the royalty rights are accounted for as a contingent consideration (see also note 16). In addition, according to IAS 32, the Company should have recognized the option to convert shares as a financial liability at the date of grant measured at fair value through profit or loss pursuant to IAS 39. However, the Company did not recognize the said financial liability since its value was nil.

On March 14, 2007 the Company invested an additional amount of $1.6 million (NIS 6,728) in the share capital of Nilimedix in exchange for shares issued by Nilimedix to the Company. The said additional investment was treated as an acquisition of minority interest. Accordingly, the Company recorded goodwill in an amount of NIS 1,110 equal to the change in the carrying amount of the minority interest. Subsequently the Company held 80.56% of the fully diluted issued and outstanding share capital of Nilimedix. The additional investment does not impact the consolidated assets or liabilities other than the minority interest and the goodwill since it is eliminated in consolidation.

During January 2008, the Company invested an additional amount of $4 million (NIS 14,057) in the share capital of Nilimedix in exchange for shares issued by Nilimedix to the Company. The said additional investment was treated as an acquisition of minority interest. Accordingly, the Company recorded goodwill in an amount of NIS 1,898, equal to the change in the carrying amount of the minority interest. Subsequently the Company held 86.54% of the fully diluted issued and outstanding share capital of Nilimedix. The additional investment does not impact the consolidated assets or liabilities other than the minority interest and the goodwill since it is eliminated in consolidation.

In July 2008 the Company has entered into an agreement with certain of Nilimedix’s minority interest according to which the Company purchased their shares in Nilimedix in exchange for 92,685 shares of the Company. The ratio of share swap was 1.875 shares of the Company for 1 share of Nilimedix. The minority interest’s entitlement to royalty rights and the option to convert shares were cancelled. The transaction was treated as an acquisition of minority interest and was measured based on the fair value of Company’s shares that were issued as part of this agreement. Accordingly, the Company recorded goodwill in an amount of NIS 2,135. Subsequently the Company held 92.2% of the fully diluted issued and outstanding share capital of Nilimedix.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 5—SUBSIDIARIES (continued):

In February 2010, the remaining shareholders of Nilimedix exercised their options to purchase their holdings in Nilimedix for allocations of 146,207 company shares—see also note 29g.

As to an agreement between the Company, Nilimedix and Medex-set Ltd during January 2008 see d below.

As of December 31, 2009 and 2008, the Company holds 92.94% of the issued and outstanding share capital of Nilimedix (92.2%—on fully diluted basis).

During the three months ended December 31, 2009 Nilimedix commenced sales of one of its products, whose development was completed. Sales for that period totaled NIS 368.

Nilimedix continued activities are subject to additional financing until the commencement of profit generating sales.

b.	G Sense Ltd

G Sense Ltd (“G Sense”) is engaged in research and development of medical aids for diabetic patients, such as blood level glucose sensor.

According to an agreement accompanying the Sensor Agreement, a former senior Nilimedix employee will be entitled with respect to his services to G Sense to fully vested warrants to purchase shares of G Sense for no consideration and without any exercise price (the First Option). Additionally, in the event that a strategic cooperation agreement is executed between G-Sense and a strategic partner, the employee will be entitled to a cash compensation of $100,000 or $200,000 in accordance with terms stipulated in the accompanying agreement or, at the full discretion of G Sense, to warrants exercisable for 7,812 or 15,625 shares of the Company, respectively (the Second Option).

The First Option warrants should have been accounted for, in accordance with IFRS 2, as share-based payment transaction. However, due to immateriality, the Company did not recognize any expense associated with the First Option.

The Second Option was accounted for as Share-based payment transactions in which the terms of the arrangement provide the entity with a choice of settlement. However, As of grant date and over all of the reporting periods since then, the Company’s best available estimate was that no equity instrument related to the Second Option will vest. Therefore, the Company did not recognize any expense associated with the Second Option.

As of December 31, 2009 and 2008, the Company holds 100% of the issued and outstanding shares of G Sense (92% fully diluted).

G Sense continued activities are subject to additional financing until the completion of the development activities and the commencement of profit generating sales.

c.	Sindolor Medical Ltd

Sindolor Medical Ltd (“Sindolor”; previously—Mazcold LTD) has a prototype of painless injector as well as a US Food and Drugs Administration (FDA) rights to market it.

On May 3, 2007, upon the establishment of Sindolor, the Company entered into an investment and loan agreement with Sindolor, pursuant to which the Company obtained 50.01% of the issued and

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 5—SUBSIDIARIES (continued):

outstanding shares of Sindolor. According to the agreement, the Company granted Sindolor a loan bearing interest at below market interest rate and the minority holders granted Sindolor with knowhow rights and patents with respect to the development of a painless injector and an alleviated pain lancet. In return, the Company was issued with 50.01% of the shares of Sindolor (as above) and the minority were issued with 49.99% of the shares of Sindolor and were granted with an entitlement for royalties equal to 20% of Sindolor’s income (up to $500,000). This agreement was accounted for as an acquisition of an intangible asset.

As of transaction date and over all of the reporting periods since then, the Company concluded that payment of the royalty was not probable, and therefore no liability was recognized with respect of the said royalty.

Accordingly, rights and patents acquired were initially recognized based on their cost in the said transaction at an amount of NIS 2,546—see also note 9.

During March 2008, the Company and the minority interest in Sindolor invested an additional amount of $757 thousand (NIS 2,748) and $243 thousand (NIS 886), respectively, in the share capital of Sindolor in exchange for shares issued to them by Sindolor. The said additional investment was treated as an acquisition of minority interest. Accordingly, the Company recorded goodwill in an amount of NIS 699, equal to the change in the carrying amount of the minority interest. Subsequently the Company held 55.3% of the fully diluted issued and outstanding share capital of Sindolor.

As of December 31, 2009 and 2008, the Company holds 57.55% of the issued and outstanding shares of Sindolor (55.3% fully diluted).

In January 2010, the Company exchanged its holdings in Sindolor in consideration for shares of Next Gen Biomed Ltd (Formerly known as Sela Group.Com Ltd; hereinafter “Sela”), a public company (see also note 29a).

As for a convertible loan provided by the Company to Sindolor after the statement of financial position date, see note 29c.

Sindolor continued activities are subject to additional financing until the completion of the development activities and the commencement of profit generating sales.

d.	Medex-set Ltd

In January 2008, the Company, Nilimedix and Medex-set Ltd (“Medex-set”) entered into an agreement pursuant to which Nilimedix will assign to Medex-set all its rights in connection with intellectual property to the disposable medical aids for the treatment of diabetic patients. According to the agreement, Nilimedix will be entitled to royalties equal to 7% of all income generated by Medex-set, as well as have the right to purchase the disposable medical aids from Medex-set at cost (as defined in the agreement).

According to an accompanying agreement to the said agreement, a Nilimedix, G Sense and Medex-set former senior employee was issued shares of Medex-set representing 9.9% of the fully diluted issued and outstanding shares of Medex-set. According to the said agreement, the said employee’s holdings in Medex-set will not be diluted until such time when an additional $1 million investment will be raised by Medex-set (excluding the $700 thousands loan granted by the Company to Medex-set).

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 5—SUBSIDIARIES (continued):

In addition, in accordance with the said agreement, the employee will have the right (free of charge) for a one time conversion of all of his shares in Medex-set into 73,148 shares of the Company, in the event Medex-set’s accumulated revenues will exceed $1 million as well as be higher than the revenues of another subsidiary of the Company.

The said issuance was in respect of services rendered by the former senior employee to Medex-set, therefore, this issuance should have been accounted in accordance with IFRS 2, as equity-settled share-based payment transaction. However, due to immateriality which is based on the grant-date fair value of the award, the Company did not recognize any expense associated with this issuance.

As of December 31, 2009 and 2008, the Company holds 90.1% of the issued and outstanding shares of Medex-set.

Medex-set continued activities are subject to additional financing until the completion of the development activities and the commencement of profit generating sales.

e.	Following is details regarding the Company’s subsidiaries:

As of December 31, 2009:

Name of subsidiary	The Company’s rights		The Company’s investment
Nilimedix Ltd	Rights in equity and vote: Loans given by the Company:	92.94 3,464%	2,338
G Sense Ltd	Rights in equity and vote: Loans given by the Company:	100 6,034%	(5,584)
Sindolor Medical Ltd	Rights in equity and vote:	57.55%	3,256
Medex-set Ltd	Rights in equity and vote: Loans given by the Company:	90.1 3,513%	(2,709)
Sindolor Holdings Ltd	Rights in equity and vote:	100%	0

As of December 31, 2008:

Name of subsidiary	The Company’s rights		The Company’s investment
Nilimedix Ltd	Rights in equity and vote: Loans given by the Company:	92.94 2,641%	10,227
G Sense Ltd	Rights in equity and vote: Loans given by the Company:	100 4,369%	(2,743)
Sindolor Medical Ltd	Rights in equity and vote:	57.55%	3,922
Medex-set Ltd	Rights in equity and vote: Loans given by the Company:	90.1 2,940%	358

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 6—CASH AND CASH EQUIVALENTS AND DEPOSITS:

a.	Cash and cash equivalents

	December 31
	2009	2008
Cash at bank and cash on hand	2,639	845
Short term bank deposits (1)	21,749	16,658

	24,388	17,503

(1)	As of December 31, 2009, includes NIS 341 (December 31, 2008 NIS 9,252) denominated in US$, earning less than 0.5% of annual interest. The remaining deposits are denominated in NIS and are linked to the changes in the Israeli CPI earning annual weighted interest of Prime minus 1.7%.

b.	Short term deposit

As of December 31, 2009, includes NIS 208, as collateral for a bank guarantee provided under a lease agreement, see note 13. As of December 31, 2008 the balance includes a six months deposit in the amount of NIS 2,231, bearing a 3.2% interest per annum, as well as a one year deposit in the amount of NIS 202 thousand bearing a 4% interest per annum.

The balance of the cash and cash equivalents and deposits is an approximate to its fair value as the discounting effect is considered immaterial.

NOTE 7—TRADE AND OTHER RECEIVABLES:

a.	Trade

As of December 31, 2009 the trade balance is denominated in the Euro.

b.	Other

	December 31
	2009	2008
Institutions	397	317
Advances to suppliers	36	190
Grant receivable from the OCS*	531	616
Prepaid expenses	46	40
Current maturities of a loan granted to CEO (note 27f)	50	—
Other	37	7

	1,097	1,170

The financial balances within “trade and other receivables” do not contain impaired assets, or assets which are overdue.

*	Grants receivable from the OCS represent amounts due from the OCS related to reimbursements of qualified expenses incurred by the Company. The reimbursements are unconditionally payable as a result of previously authorized grants from the OCS.

c.	The balance of the “trade and other receivables” is an approximate to its fair value as the discounting effect is considered immaterial.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 8—PROPERTY AND EQUIPMENT, NET:

Composition of property and equipment, grouped by major classifications, and the changes during the years 2009, 2008 and 2007 is as follows:

	Costs			Accumulated depreciation			Property and equipment, net
	Balance at the beginning of the year	Additions	Balance at Year end	Balance at the beginning of the year	Additions	Balance at Year end	As of December 31,
							2009	2008
Composition for 2009
Furniture and office equipment	162	124	286	34	14	48	238	128
Computers and electronics	359	169	528	218	100	318	210	141
Laboratory equipment	753	890	1,643	200	188	388	1,255	553
Leasehold improvements	89	360	449	45	35	80	369	44
Vehicles	41	—	41	4	6	10	31	37

	1,404	1,543	2,947	501	343	844	2,103	903

	Costs			Accumulated depreciation			Property and equipment, net
	Balance at the beginning of the year	Additions	Balance at Year end	Balance at the beginning of the year	Additions	Balance at Year end	As of December 31,
							2008	2007
Composition for 2008
Furniture and office equipment	131	31	162	22	12	34	128	109
Computers and electronics	268	91	359	137	81	218	141	131
Laboratory equipment	447	306	753	119	81	200	553	328
Leasehold improvements	57	32	89	13	32	45	44	44
Vehicles	—	41	41	—	4	4	37	—

	903	501	1,404	291	210	501	903	612

	Costs			Accumulated depreciation			Property and equipment, net
	Balance at the beginning of the year	Additions	Balance at Year end	Balance at the beginning of the year	Additions	Balance at Year end	As of December 31,
							2007
Composition for 2007
Furniture and office equipment	91	40	131	9	13	22	109
Computers and electronics	174	94	268	70	67	137	131
Laboratory equipment	356	91	447	59	60	119	328
Leasehold improvements	57	—	57	7	6	13	44

	678	225	903	145	146	291	612

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 9—INTANGIBLE ASSETS:

a.	Composition of intangible assets, grouped by major classifications, and the changes during the years 2009, 2008 and 2007 is as follows:

	Costs			Accumulated depreciation			Intangible assets, net
	Balance at the beginning of the year	Additions	Balance at Year end	Balance at the beginning of the year	Additions	Balance at Year end	As of December 31,
							2009	2008
Composition for 2009
Goodwill	5,842	3,085	8,927	—	—	—	8,927	5,842
In process research and development from business combination	2,893	—	2,893	—	—	—	2,893	2,893
Knowhow and rights in patents (a)	2,546	—	2,546	—	—	—	2,546	2,546
Software	201	90	291	126	49	175	116	75

	11,482	3,175	14,657	126	49	175	14,482	11,356

(a)—see note 5c

	Costs			Accumulated depreciation			Intangible assets, net
	Balance at the beginning of the year	Additions	Balance at Year end	Balance at the beginning of the year	Additions	Balance at Year end	As of December 31,
							2008	2007
Composition for 2008
Goodwill	1,110	(a)4,732	5,842	—	—	—	5,842	1,110
In process research and development from business combination	2,893	—	2,893	—	—	—	2,893	2,893
Knowhow and rights in patents (b)	2,546	—	2,546	—	—	—	2,546	2,546
Software	161	40	201	75	51	126	75	86

	6,710	4,772	11,482	75	51	126	11,356	6,635

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 9—INTANGIBLE ASSETS (continued):

	Costs			Accumulated depreciation			Intangible assets, net
	Balance at the beginning of the year	Additions	Balance at Year end	Balance at the beginning of the year	Additions	Balance at Year end	As of December 31,
							2007
Composition for 2007
Goodwill	—	1,110	1,110	—	—	—	1,110
In process research and development from business combination	—	(c)2,893	2,893	—	—	—	2,893
Knowhow and rights in patents (b)	—	2,546	2,546	—	—	—	2,564
Software	75	86	161	36	39	75	86

	75	6,635	6,710	36	39	75	6,635

(a)—see note 5a and 5c

(b)—see note 5c

(c)—Recognition of in process research and development as of January 1, 2007 (see note 5a)

b.	Impairment tests for goodwill, knowhow, rights in patents and in process research and development

The above mentioned intangible assets are allocated to the group’s cash-generating units (CGUs) identified according to operating segment.

An operating segment-level summary of the intangible assets allocation for December 31, 2009 and 2008 is presented below.

	Insulin pumps and related products	Pain alleviation products	Total
Goodwill	8,228	699	8,927
In process research and development due from business combination	2,893	—	2,893
Knowhow and rights in patents	—	2,546	2,546

	8,036	3,245	14,366

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the medical device branch business in which the CGU operates.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 9—INTANGIBLE ASSETS (continued):

The key assumptions used for value-in-use calculations in 2009 are as follows:

	Insulin pumps and related products	Pain alleviation products
Growth rate	3%	3%
Discount rate (pre tax)	28%	36%

The key assumptions used for value-in-use calculations in 2008 are as follows:

	Insulin pumps and related products	Pain alleviation products
Growth rate	3%	3%
Discount rate (pre tax)	30%	37%

Management is also using assumption in connection with gross profit to calculate fair value. These assumptions have been used for the analysis of each CGU within the operating segment.

Management determined budgeted gross margin and growth rate based on its expectations of market development. The discount rates used are pretax and reflect specific risks relating to the relevant operating segments.

NOTE 10—CONVERTIBLE DEBT

a.	In July 2007, the Company issued, non tradable, NIS 10,500 (Series A) NIS 1 par value debentures convertible, into the Company’s shares in exchange for an aggregate amount of NIS 10,500. The Company incurred NIS 545 of issuance costs. Series A debentures are not linked and bear 7% annual interest.

Series A convertible debentures were convertible into shares of common stock of the Company NIS 0.32 par value, commencing on the date of issuance and through July 4, 2008. The conversion ratio was NIS 0.95 par value of convertible debenture can be converted into 1:32 NIS 0.32 par value of common stock.

b.	During 2007, 1,800,080 par value Series A convertible debentures were converted into 59,213 shares of the Company.

c.	During June and July 2008, 6,599,920 par value Series A convertible debentures were converted into 217,103 shares of the Company.

In July 2008, which is the convertible debentures redemption date, the Company reached an agreement with a holder of the remaining 2,100,000 par value Series A convertible debt, according to which the amount due to him will be used to purchase 76,594 shares of common stock of the Company 0.32 par value and 38,297 warrants to purchase 38,297 shares of common stock of the Company 0.32 par value at an exercise price of NIS 27.68. The fair value of the shares and warrants issued was equivalent to the amount payable, therefore no gain or loss was recorded on the transaction. These warrants will expire on April 30, 2010.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 11—TRADE AND OTHER PAYABLES:

a.	Trade accounts payable:

	December 31
	2009	2008
Open balances	1,154	1,135
Notes payables	11	91

	1,165	1,226

As of December 31, 2009 and 2008 NIS 91 and NIS 353, respectively, are linked to the foreign currencies

b.	Other

	December 31,
	2009	2008
Payroll and related accruals	821	498
Provision for vacation	421	304
Accrued expense	1,076	374
Provision for loss due to office lease (see note 13a)	143	262
Advances received from the OCS	91	—
Provision for royalties to the OCS (see note 14)	135	—
Other	8	30

	2,695	1,468

The balance of the trade and other payables is an approximate to its fair value as the discounting effect is considered immaterial.

NOTE 12—LIABILLITY FOR SEVERANCE PAY—NET:

Severance pay obligations under defined benefit severance pay plan:

	December 31
	2009	2008
Present value of wholly or partly funded obligations	677	472
Fair value of plan assets	(434)	(314)

	233	158

The principal actuarial assumptions used in the obligation measurement were as follows:

	December 31
	2009	2008
Discount rate	5.22%	5.14%
Inflation rate	2%	2.00%
Expected return on plan’s assets	4.80%	5.14%
Future salary increases	4.65%	4.04%

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 12—LIABILLITY FOR SEVERANCE PAY—NET (continued):

The percentage of employees expected to be entitled to receive severance is assumed to vary according to the employee’s age, between 5% for younger employees and 20% for older employees.

The movement in the defined benefit obligation over the year is as follows:

	Year ended December 31
	2009	2008	2007
Beginning of the year	472	385	238
Current service cost	92	83	119
Interest cost	28	25	14
Actuarial losses (gains)	75	(21)	19
Benefits paid	—	—	(5)

End of the year	667	472	385

The movement in the plan assets fair value recognized in the statement of financial position is as follows:

	Year ended December 31
	2009	2008	2007
Beginning of the year	314	250	158
Expected return	13	10	9
Actuarial (loss) gain	47	(27)	8
Contributions paid	60	81	77
Benefits paid	—	—	(2)

End of the year	434	314	250

The Amounts below included in the statement of comprehensive loss:

	Year ended December 31
	2009	2008	2007
Current service cost	92	83	119
Interest cost	28	25	14
Expected return on plans assets	(13)	(10)	(9)
Net actuarial loss(gain) recognized	28	6	11

Total expense included in employee benefits expenses	135	104	135

NOTE 13—COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Lease agreement

In September 2005, Nilimedix entered into a lease agreement with Matam Industrials and Science Center Haifa Ltd (Hereinafter “Matam”), pursuant to which Nilimedix leases a 240 sqm facility. The term of the lease is 60 months with an option for additional 60 months period. The monthly lease cost are NIS 53 per sqm linked to changes in the Israeli CPI.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 13—COMMITMENTS AND CONTINGENT LIABILITIES (continued):

Nilimedix may terminate the lease agreement at any time with prior written notice of 6 months and a payment of NIS 220 fine. Nilimedix has the right to sublease the facility.

In August 2008, Nilimedix has entered into a new leasing agreement pursuant to which it leased a 629 sqm facility at Tirat HaCarmel. The term of the lease is 60 months with an option for additional 60 months period. The monthly lease cost are NIS 49 per sqm linked to changes in the Israeli CPI plus a 2% annual increase rate.

In February 2009, the Company moved from its facility in Haifa to its new facility at Tirat HaCarmel. Nilimedix recognized a provision for the remaining period of the lease agreement in Matam. The statement of financial position for the years ending December 31, 2009 includes a provision for the costs related to the termination of the lease agreement in the amount of NIS 143 (December 31, 2008—NIS 262).

b.	For Costs sharing agreement between companies under common control—see note 27d.

c.	Development agreement

On September 15, 2007 Sindolor entered into a development agreement with an outside contractor, pursuant to which the contractor will design two injectors for Sindolor. In return for the design of one injector the consultant will be entitled for a total remuneration of $65 thousand. The full amount was paid as of the date financial statements. In addition Sindolor will pay the contractor a fee equal to 10% of the sales generated by the injector up to the first $500 thousand. During August 2009, Sindolor has halted its research and development activities related to the injectors. Sindolor is intending to continue such research and development activities through securing additional financing and seeking strategic partners that may be interested in the technology.

During November 2007, Sindolor has entered into two additional development agreements with the above mentioned contractor, for the design of two injection devices. The contractor will be entitled to a fee of $65 thousand for each injection device, of which $7.5 thousand will be paid at the beginning of the project; $7.5 thousand will be paid upon the completion of the design work, and the remaining $50 thousand will be paid upon generation, by Sindolor, of revenues and/or investments and/or development budgets related to said injection devices. As of the date of these financial statements Sindolor has paid the contractor $30 thousand for the development of the two devices.

NOTE 14—GRANTS FROM THE ISRAELI OCS

Nilimedix has a liability to pay royalties to the Israeli government as a result of grants received from the Israeli OCS. The liability is calculated based on future sales generated by products which were developed using OCS grants. Upon receiving the grants, success of the development of the related projects was not probable. Nilimedix will not be subject to the liability in the event the OCS funded development project that will not yield revenues. As of December 31, 2009 and 2008, its is probable that Nilimedix will be required to pay the above mentioned royalties, and accordingly, a provision for the repayment of grants was accounted for. As of December 31, 2009 and 2008 the balance of the provision totaled NIS 4,183 and NIS 3,193, respectively (see also note 3c). According to the terms of the program the OCS is entitled to royalties equal to 3-3.5% of the sales of the product funded, up to the repayment in full of the grants received.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 14—GRANTS FROM THE ISRAELI OCS (continued):

The maximum royalties due to the OCS as of December 31, 2009 is NIS 6,700 (December 31, 2008 NIS 5,300), the amount is linked to the changes in the exchange rate between the US$ and the NIS, and bears annual interest at LIBOR rate.

The movement in the provision is as follows:

	2009	2008
Balance at the beginning of the year:	3,193	—
Changes during the year:
Amounts charged to the statement of comprehensive loss:
Provision to OCS	(1,214)	3,193
Increase due to maturity	406	—
Amounts received during the year	1,798	—

Balance at year end	4,183	3,193

	31 December
	2009	2008
Presented as current liabilities	135	—
Presented as non-current liabilities	4,048	3,193

	4,183	3,193

NOTE 15—WARRANTS

In January 2007, the Company issued 468,750 warrants (series 3) exercisable to ordinary shares of the Company over a period of three years, at an exercise price of NIS 22.4 linked to the Israeli CPI per warrant. During the year ended December 31, 2009, 197 warrants (series 3) were exercised into 197 ordinary shares of 0.32 par value for a total consideration of NIS 5. On January 12, 2010, the term of the warrants was extended through March 31, 2010. The exercise price for any warrants exercised following January 29, 2010, was amended to NIS 27.84 linked to the Israeli CPI (see note 16c).

Following is a summary of the status of the Company’s warrants granted:

	Year ended December 31
	2007	2008	2009
	Number of warrants
Outstanding at beginning of year	468,750	468,750	—
Changes during the year:
Issued	—	—	468,750
Exercised	(197)	—	—

Outstanding at end of year	468,553	468,750	468,750

Based on IAS 32, ‘Financial Instruments: Presentation’ (hereinafter—IAS 32), these warrants are classified as a financial Liability, as their exercise price is not fixed (due to its linkage to the Israeli CPI), and are

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 15—WARRANTS (continued):

presented in the statement of financial position within the “Warrants” caption. Pursuant to IAS 39, these warrants are measured at fair value through profit or loss, based on its quoted market price on the Tel-Aviv Stock exchange (hereinafter—TASE). Issuance costs directly attributable to these warrants are immediately charged to the statement of comprehensive loss.

As of December 31, 2009 and 2008, the fair value of these warrants was NIS 2,606 and NIS 2,850, respectively. The increase (decrease) in the fair value for the years ended December 31, 2009, 2008 and 2007 was NIS (244), NIS (7,950) and NIS 10,358, respectively, and was charged to the statement of comprehensive loss within “Fair value losses (gains) on warrants at fair value through profit or loss” (see also note 2i).

NOTE 16—LIABILITY TO MINORITY INTEREST

The Company has a liability for contingent consideration resulting the acquisition on Nilimedix—see note 5(a). During 2009 Nilimedix commenced sales of its products and the company determined that future payments of royalties are probable. A liability and goodwill of NIS 3,085 have been recorded at 31 December 2009.

NOTE 17—EQUITY AND WARRANTS FOR SHARES:

a.	Ordinary shares, share premium and other reserves:

(1)	Composed of ordinary shares of NIS 0.32 par value, as follows:

	Number of shares (in thousands)
	at December 31
	2009	2008
Authorized	312,500	312,500

Issued and fully paid	5.384	4.466

The shares are quoted on the TASE, as of December 31, 2009 at NIS 24.32 per ordinary share of NIS 0.32 par value.

The ordinary shares holders are entitled for voting rights, participation in the shareholders meeting, the right for dividends and the right to participate in remaining assets upon liquidation of the Company.

The share premium and capital reserves as of December 31, 2009, 2008 and 2007 includes capital reserves due to related parties transactions with owners in the amount of NIS 31,547.

(2)	In the event that the company declares cash dividends, such dividends will be paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 17—EQUITY AND WARRANTS FOR SHARES (continued):

b.	Warrants

Pursuant to IAS 32, warrants exercisable to a fixed number of Company’s ordinary shares, at an exercise price denominated in Company’s functional currency (NIS), and which are not linked to the Israeli CPI, are classified as an equity instrument, in the statements of financial position.

On April 22, 2007 the Tel-Aviv District Court has approved a settlement between the Company’s shareholders, the Company and the holders of series 2 warrants, pursuant to which the term of the series 2 warrants was extended through May 26, 2009. All the warrants expired on that date and an amount of NIS 799 was reclassified from ‘warrants’ to ‘share premium’ within the statement of changes in equity.

c.	Changes in Company’s equity

Following is a description with respect of issuance of ordinary shares and warrants classified as an equity instrument during the three years ended December 31, 2009:

(1)	On January 30, 2007, as part of a public offering, the Company issued 937,500 ordinary shares 0.32 par value and 468,750 warrants (series 3) to purchase 468,750 ordinary shares 0.32 par value of the Company for a total consideration of NIS 16,050. As these warrants are classified as a financial liability (see also note 15 above), they were measured at fair value upon issuance, and the remaining consideration was allocated to the ordinary shares. Issuance costs with respect of the said offering amounted to NIS 2,154 and were allocated between the warrants and the ordinary shares based on the amounts allocated as described above. As a result of the said public offering, the Company recorded an amount of NIS 12,375 within equity.

(2)	During 2007 warrants classified as an equity instrument were exercised for a total consideration of NIS 11,923. Furthermore, 1,800,080 par value Series A convertible debentures with a carrying amount of NIS 1,680 were converted into 59,213 shares of the Company (see also note 10b above).

(3)	During May and June 2008 the Company issued 74,631 units under a subscription agreement for a total consideration of NIS 4,131. Each unit consisted of 2 ordinary shares of the Company and one warrant which entitles the holder to purchase 32 ordinary share of the Company through April 30, 2010 at an exercise price of NIS 27.68. These warrants are classified as an equity instrument in the statements of financial position. Issuance costs with respect of the said agreement amounted to NIS 78.

Additional 38,297 units were issued under the subscription agreement to a holder of 2,100,000 convertible debentures with a carrying amount of NIS 2,137, for a total consideration equal to the amount owed to the said holder in connection with the convertible debentures (see also note 10c).

Total consideration, net of issuance costs, was allocated between the ordinary shares and the said warrants based on their relative fair value.

(4)	In July 2008 the Company entered into agreements with certain shareholders in Nilimedix, pursuant to which the Company will purchase shares of Nilimedix in exchange for 92,685 ordinary shares of the Company. The exchange ratio was set at 1 share of Nilimedix in exchange for 1,920 shares of the Company (see also note 5a).

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 17—EQUITY AND WARRANTS FOR SHARES (continued):

(5)	During 2008 warrants classified as an equity instrument were exercised for a total consideration of NIS 77. Furthermore, During June and July 2008, 6,599,920 par value Series A convertible debentures with a carrying amount of NIS 6,715 were converted into 217,102 shares of the Company (see also note 10c above)

(6)	During 2009, as part of several public offerings, the Company issued 337,500 ordinary shares 0.32 par value for a total consideration of NIS 8,792.

As consideration for consulting services provided by an external advisor with respect of the said fund raising, the Company paid NIS 400 and issued warrants to purchase 22,500 ordinary shares 0.32 par value, exercisable for two years, at an exercise price of NIS 0.32 per share. During November 2009, all warrants were exercised. The total fair value of these consulting services was estimated as NIS 1,005 and was offset from share premium.

(7)	During 2009, as part of several private placements, the Company issued 527,187 ordinary shares NIS 0.32 par value and 158,156 warrants (series 12) to purchase 158.156 ordinary shares NIS 0.01 par value at an exercise price of NIS 30.4, for a total consideration of NIS 16,027.

These warrants are classified as an equity instrument in the statements of financial position. Total consideration was allocated between the ordinary shares and the said warrants based on their relative fair value.

In November 2009, the Company entered into a consulting agreement with a third party consultant, pursuant to which, the consultant was to provide assistance in securing capital raises, in consideration for NIS 1,800. These issuance costs with respect to one private placements, in which the Company issued 527,187 ordinary shares NIS 0.32 par value and warrants were allocated between the warrants and the ordinary shares based on their relative fair value.

(8)	During 2009 warrants classified as an equity instrument were exercised for a total consideration of NIS 20.

d.	Share based payment:

(1)	In August 2007, the Board of Directors of the Company approved the grant, for no consideration, of 21,875 warrants (unregistered series F) to purchase 21,875 ordinary shares 0.32 par value of the Company at an exercise price of at NIS 16.96, to a service provider of Nilimedix.

For the year ended December 31, 2007, the Company recognized expenses related to the services received amounting to NIS 198, based on the fair value of these services.

(2)	In December 30, 2007, the Board of Directors of the Company approved the grant, for no consideration, of 50,938 warrants to purchase 50,938 ordinary shares 0.32 par value of the Company, exercisable for a period of 10 years at NIS 0.32, to a former senior employee of Nilimedix and G Sence. The said warrants were granted on March 24, 2008. The warrants were held by a trustee and delivered to the said former employee upon the receipt of an FDA approval for the marketing of a multi-use pump developed by Nilimedix. during the year ended December 31, 2008.

The fair value of each warrant was estimated as NIS 31.04, using the Black & Scholes option-pricing valuation model and was based on the following assumptions: share price of NIS 31.296,

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 17—EQUITY AND WARRANTS FOR SHARES (continued):

dividend yield of 0%; expected volatility of 53% (based on the historical volatility of the Company and similar entities); annual risk-free interest rate of 5%; and expected life until exercise of 5 years.

For the year ended December 31, 2008, the Company recognized expenses related to these warrants in an amount of NIS 1,581.

In February 2010 all of the said warrants were exercised.

(3)	In August 2009, the Board of Directors of the Company approved the grant, for no consideration, of 120,348 warrants to purchase 120,348 ordinary shares 0.32 par value of the Company, exercisable for a period of 10 years at NIS 32.864, to the CEO. The warrants will vest in 43 installments, whereby the first installment of 1/8 of all warrants will vest following six months of the employment and the remaining portion will vest over 42 equal monthly installments thereafter.

The fair value of each of these warrants on the date of the grant was estimated as NIS 30.048 using the Black & Scholes option-pricing valuation model and was based on the following assumptions: share price at the grant date of NIS 36.224, dividend yield of 0%; expected volatility of 74.25% (based on the historical volatility of the Company and similar entities); annual risk-free interest rate of 5.49%; and expected life until exercise of 10 years.

For the year ended December 31, 2009, the Company recognized expenses related to these warrants in an amount of NIS 907.

(4)	In November 2009, the Board of Directors of the Company approved the grant, for no consideration, of 46,875 warrants to purchase 46,875 ordinary shares 0.32 par value of the Company, exercisable for a period of 10 years to 3 officers (15,625 each). The exercise price for 15,625 of the warrants is NIS 32.4736 and for the remaining of the warrants (31,125) is NIS 32.864.

The warrants will vest according to the following schedule:

•	For 2 of the officers: 1/6 will vest following the completion of the first six months of employment and the remaining 5/6 will vest in equal quarterly installments over 30 months thereafter.

•

For 1 officer: 1/3 will vest following the completion of the first twelve months of employment (already vested upon grant) and the remaining 2/3 will vest in equal quarterly installments over 24 months thereafter.

The average fair value of each of these warrants on the date of the grant, was NIS 24.64 calculated using the Black & Scholes option-pricing valuation model and was based on the following assumptions: share price on the grant date of NIS 30.24, dividend yield of 0%; expected volatility of 74% (based on the historical volatility of the Company and similar entities); annual risk-free interest rate of 5.5%; and expected life until exercise of 10 years.

For the year ended December 31, 2009, the Company recognized expenses related to these warrants in an amount of NIS 387.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 17—EQUITY AND WARRANTS FOR SHARES (continued):

(5)	Movements in the number of warrants granted to employees and service providers to purchase ordinary shares of the Company, as well as the weighted average of exercise prices are as follows:

	2009		2008		2007
	Weighted average exercise price in NIS per share	Number of warrants	Weighted average exercise price in NIS per share	Number of warrants	Weighted average exercise price in NIS per share	Number of warrants
Outstanding at January 1,	7.36	301,600	8.32	257,953	8.64	250,661
Granted	29.12	189,723	0.32	50,938	16.96	21,875
Forfeited	—	—	—	—	—	—
Expired	—	—	16.96	2,760	—	14,583
Exercised	0.32	53,274	16.96	4,531	—	—

Outstanding at December 31,	17.6	438,049	7.36	301,600	8.32	257,953

Exercisable at December 31,	8.96	258,795	7.63	273,849	9.60	206,231

The warrants program is in accordance with section 102 of the Israeli Tax Ordinance. In accordance with the elected approach the Group is not allowed to deduct, for tax purposes, any expense related to warrants granted to employees, including such expenses considered remuneration expense due to warrant granted, except for certain employment benefit, if existed, that was determined upon grant date.

(6)	During the year ending December 31, 2009 30,774 warrants of the Company were exercised for a total consideration of NIS 10 (see also note 27a).

(7)	See note 29f, as to warrants exercised following December 31, 2009 by a former employee.

NOTE 18—COST OF SALES:

Year ended December 31, 2009
Materials used	155
Salaries and related expenses	433
Depreciation and amortization	15
Other manufacturing expense	54

657

*	The Company is presenting the costs by nature.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 19—RESEARCH AND DEVELOPMENT EXPENSES, NET:

	Year ended December 31
	2009	2008	2007
Salaries and related expenses	5,154	4,124	2,513
Compensation costs in respect of warrants granted to employees	180	1,888	415
Vehicles maintenance	780	575	216
Materials and sub contractors	6,292	8,283	6,130
Lease and maintenance	639	526	233
Depreciation and amortization	362	246	164
Costs for registration of patents	512	286	204
Travel	66	269	136
Shipments	239	* 147	* 75

	14,224	16,344	10,086
Less OCS grants	(1,031)	(1,686)	(1,327)

	13,193	14,658	8,759

*	Reclassified

NOTE 20—SELLING AND MARKETING EXPENSES:

Year ended December 31, 2009
Salaries and related expenses	280
Travel	181
Exhibitions	143
Other	94

698

NOTE 21—GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended December 31
	2009	2008	2007
Salaries and related expenses	1,955	1,278	802
Compensation costs in respect of warrants granted to employees	1,538	42	197
Professional services	712	527	632
Depreciation	15	15	21
Communication	241	155	79
Office and related expenses	420	389	411
Travel expenses	153	186	—
Other	529	453	578

	5,563	3,045	2,720

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 22—OTHER EXPENSES (INCOME), NET:

	Year ended December 31
	2009	2008	2007
Royalties due to the Israeli OCS	(1,214)	3,193	—
Issuance costs	151	—	441
Costs related to the listing of shares of a subsidiary	349	—	—

	(714)	3,193	441

NOTE 23a—FINANCE INCOME:

	Year ended December 31
	2009	2008	2007
Interest income on short term bank deposits	(86)	(870)	(416)
Interest income on restricted deposit	(1)	(165)	(155)
Gains from exchange rates on cash and cash equivalents	(156)	—	—

	(243)	(1,035)	(571)

NOTE 23b—FINANCE EXPENSE:

	Year ended December 31
	2009	2008	2007
Depreciation of discount due to convertible debentures	—	828	713
Loss on exchange rate differences on cash and cash equivalents	—	457	300
Provision for OCS	406	—	—
Other	67	2	7

	473	1,287	1,020

NOTE 24—TAXES ON INCOME:

a.	Corporate tax in Israel:

1.	Commencing on fiscal year 2008, the results of the Company and its subsidiaries are accounted for, for tax purposes, at nominal values. Until the end of fiscal year 2007, the results for tax purposes were measured in real terms, adjusted for the changes in the Israeli CPI, based on the Inflationary Adjustments Law (1985).

2.	Tax rates

The income of the Company is taxed at the regular tax rate. In accordance with the Law for the Amendment of the Israeli Tax ordinance (2005) issued in August 2005, a gradual decrease in the corporate tax rates was enacted. As a result, the corporate tax rates for 2007 and thereafter are as follows: 2007—29%, 2008—27%, 2009—26% and for 2010 and thereafter-25%.

On July 14, 2009 The Israeli Parliament has approved the Israel Economic Efficiency Law (Legislation amendments for applying the economic plan for 2009 and 2010), 2009 (hereinafter

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 24—TAXES ON INCOME (continued):

“the 2009 amendment”) according to which the corporate tax rates were further reduced as follows: 2011—24%, 2012—23%, 2013—22%, 2014—21%, 2015 – 20% and for 2016 and thereafter-18%.

b.	Losses for tax purposes carried forward to future years

As of December 31, 2009 carry forward tax losses for the Company and the Group amounted to NIS 30,278 and NIS 62,623, respectively (2008: NIS 28,673 and NIS 52,370, respectively). In addition the Company has a capital loss for tax purposes in the amount of NIS 46,158 (2008 NIS 46,158).

Deferred tax assets are recognized for loss carry forward for tax purposes only to the extent that future utilization of the related tax benefit against taxable income is probable.

The Group have only recently begun sales operations and the research and development expenses are still significant, thus, it is not probable that taxable profits will be generated in the, very near future.

Accordingly, the Group recognized deferred income tax assets only for the temporary differences that could be utilized and and not losses carry forward, as currently it is not probable that carry forward will be utilized in the foreseeable future.

c.	Tax assessments

The Company and its subsidiaries have not received finalized tax assessments from their incorporation through December 31, 2009.Tax assessments filed by the Company and its subsidiaries through the year ended 2004 are considered to be final (subject to the dates of filing and the limitation period according to the law).

d.	Taxes on income included in the statement of comprehensive loss

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see 23a above) and the actual tax expense reported in the statements of comprehensive loss:

	Year ending December 31
	2009	2008	2007
Loss before taxes on income, as reported	19,015	13,198	22,727
Theoretical tax benefit	(4,945)	(3,563)	(6,591)
Deduct:
Non-deductible expenses (non-taxable income)—net	312	(1,642)	3,296
Expenses and loss for which no deferred tax assets were recorded	5,507	6,077	3,700
Prior year expense utilised during the year	(874)	(872)	(405)
Tax benefits	0	0	0

e.	Effect of adoption of IFRS on the tax liability

As indicated in note 2a, as of January 1, 2008 the Company is preparing its financial statements in accordance with IFRS.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 24—TAXES ON INCOME (continued):

As further indicated in said note, IFRS standards are different than accounting principles generally accepted in Israel, as such preparation of financial statements in accordance to IFRS may result in material differences from such financial statements prepared in accordance with accounting principles generally accepted in Israel.

In accordance with Amendment to the Israeli Tax ordinance (No. 174-temporary order relating to tax years 2009, 2008 and 2007), 2010, which was adopted by the Israeli Parliament on January 25, 2010, and was formerly issued on February 4, 2010 (“the Tax Amendment”), IFRS standards will not be used for determining the taxable income for the tax years: 2009, 2008 and 2007, even if such standards were used to prepare the financial statements related to the said years.

The Tax Amendment had no material affect these financial statements.

f.	Deferred taxes:

	In respect of in process R&D from business combination	In respect of carry forward tax forward tax losses and deduction (see b. above)	Total
Balance at January 1, 2007
Changes in 2007:
Addition of deferred taxes in respect of in process research and development from business combination (see note 9)	723	(723)	0

Balance at December 31, 2009, 2008 and 2007	723	(723)	0

NOTE 25—LOSS PER SHARE:

Basic loss per share is calculated by dividing the result attributable to equity holders of the Company by the weighted average number of the issued and outstanding ordinary shares during the year.

	Year ended December 31
	2009	2008	2007
Loss attributable to equity holders of the company	18,435	10,040	20,744

Weighted average number of ordinary shares issued (in thousands)	4,742	4,174	3,531

Basic loss per share	3.89	2.41	5.87

Diluted loss per share is equal to the basic loss per share as the inclusion of diluted shares will have a non dilutive effect on the loss per share.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 26—EXPENSES RELATED TO EMPLOYEES BENEFITS:

	Year ended December 31
	2009	2008	2007
Salaries and related expenses	7,401	5,119	3,073
Social security	286	179	107
Compensation costs in respect of warrants granted to employees	1,718	1,930	612
Severance expenses—defined benefit plan	135	104	135

	9,540	7,332	3,927

Number of employees	44	33	20

NOTE 27—RELATED PARTIES—TRANSACTIONS AND BALANCES:

“Interested parties”—as defined by the Israeli Securities Regulation (Annual Financial Statements) Regulations, 2010. “Related parties”—as defined in IAS 24—“Related Party Disclosures” (“IAS 24”). Related parties includes senior employees, directors and companies controlled by the Company’s shareholders.

a.	Transactions with interested parties and related parties

	Year ended December 31
	2009	2008	2007
Costs sharing—net, see noted below	277	333	382

Directors compensation (2009—3 directors, 2008 and 2007—2 directors)	169	90	53

Salaries and related expense for related parties employed by the Company	476	410	305

During 2009, 30,774 warrants were exercised by a senior employee of the Group for total consideration of 10 NIS.

b.	Balances with interested parties and related parties

	Year ended December 31
	2009	2008	2007
Trade and other receivables—current maturities of loan granted	50	—	—

Non-current financial assets—loan granted	157	—	—

Trade and other payables—Accrued expenses	(20)	(60)	(45)

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 27—RELATED PARTIES—TRANSACTIONS AND BALANCES (continued):

c.	Key management compensation:

Key management includes directors (executive and non-executive), and senior managers in the Company and its subsidiaries. The compensation paid or payable to key management for employee services is shown below:

	Year ended December 31
	2009	2008	2007
Salaries and related expenses	2,025	1,184	1,043
Stock based compensation	1,411	1,645	154

	3,436	2,829	1,197

As for warrants granted to key management employees see notes 16d.

d.	Costs sharing agreement between companies with common control

Pursuant to an agreement from September 2005 between the Company, Bio-Sel Ltd and Biomedics Incubator Ltd (all three are under common control), each company is charged one third of shared costs . Such shared costs includes: office lease and maintenance, payroll and related expenses as well as any other costs related to their ongoing management except for unique expenses for separate use. The term of this agreement is five years commencing on January 1, 2005.

On February 7, 2010, the general assembly of the shareholders of the Company has approved the new arrangement for the extension of the agreement through January 1, 2011. Pursuant to the new arrangement, the payment of salaries and related expenses will be based on actual hours worked for each company in the arrangement, and based on time sheets.

e.	Executive bonus plan

In July 2007, the audit committee and the Board of Directors and in September 2007 the general meeting of the shareholders approved the following bonus plan for three directors of the Company:

1.	In the event of a public offering at a certain determined value (including a merger or acquisition) of any one of the Group’s subsidiaries, each of the three officers will be entitled to receive fully vested warrants to purchase shares in the Company exercisable for three years at NIS 31.5744 per share. The number of shares underlying said warrants will be determined according to certain percentage of the value of the said subsidiary. The company does not consider such a public offering to be probable in the foreseeable future, therefore no expense has been recorded in the statement of comprehensive loss.

2.	In the event of a sale of one of the Group’s subsidiaries, each of the three officers will be entitled to a cash bonus at a certain rate of the sales proceeds.

f.	Appointment of CEO

On September 1, 2009, the Company’s CEO was appointed as the Chairman of the Board of Directors, and a new CEO was appointed, the terms of employment of the new CEO are as follows:

1.	Term of employment—4 years.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 27—RELATED PARTIES—TRANSACTIONS AND BALANCES (continued):

2.	Through December 31, 2010, the CEO will be entitled to an annual bonus in an amount equal to four monthly salaries, in the event that the Company’s sales will exceed $2 million. Thereafter the CEO will be entitled to an annual bonus of 5% of the operating profit.

3.	Upon the termination of the agreement during the first year of employment, apart from termination due to default by the CEO, the Company will pay the CEO an amount equal to two monthly salaries less any severance pay funds accumulated for him in the insurance policy opened for his benefit. Upon termination of the agreement as above during the second, third and forth year, the Company will pay the CEO an amount equal to three monthly salaries less any severance pay funds accumulated in said insurance policy.

4.	The Company issued the CEO 120,348 warrants to purchase 120,348 shares of common stock NIS 0.32 par value (see note 17n).

5.	The Company granted the CEO a NIS 200 loan linked to the CPI and bears interest of 4% per annum. The loan will be repaid in four equal annual installments of principal and interest. The loan was fully repaid by the CEO in March, 2010.

g.	Director’s engagement agreement

Pursuant to an engagement agreement with one of its directors, who is a related party, Sindolor is obligated to pay a NIS 20, monthly fee, to the director. The engagement can be terminated at any time with a 30 days written notice.

h.	Chairman of the board of directors consideration

On September 22, 2009 the Company entered into an independent contractor agreement with the chairman of the board of directors in consideration for the monthly sum of NIS 20,000, linked to the Israeli CPI. The agreement is effective as of September 22, 2009 and continues for a term of five years and may be terminated by either party by furnishing the other party a sixty days prior written notice. In addition, the chairman is entitled to reimbursement of expenses up to the monthly sum of NIS 3 and entitled to a cellular phone and a cellular modem.

NOTE 28—SEGMENT INFORMATION

Management has determined its operating segments on the basis of reports reviewed by part of the Group’s management and senior functionaries (“Group Management”) that ordinarily makes strategic decisions. The Group Management considers the business from products perspective.

The Group has two main segments of operations: Insulin pumps and related products and pain alleviation products. These operating segments consist the basis under which the Group reports on its segment information.

The group operations are concentrated in Israel while it’s sales are being made abroad.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 28—SEGMENT INFORMATION (continued):

The segment information provided to the Group Management for the reportable segments for the years ended December 31, 2009was as follows:

	Insulin pumps and related products	Pain alleviation products	Total	Eliminations	Total
Revenue from external costumers	368	—	368	—	368

Operating loss	(13,689)	(1,639)	(15,328)	400	(14,928)

Segment assets	17,551	3,513	21,064	—	21,064

The segment information provided to the strategic steering committee for the reportable segments for the year ended December 31, 2008 was as follows:

	Insulin pumps and related products	Pain alleviation products	Total
Operating loss	(16,701)	(2,792)	(19,439)

Segment assets	22,781	5,033	27,814

The segment information provided to the strategic steering committee for the reportable segments for the year ended December 31, 2007 was as follows:

	Insulin pumps and related products	Pain alleviation products	Total
Operating loss	(8,296)	(1,303)	(9,597)

Segment assets	10,872	3,485	14,357

Adjustment between operating loss for reported segments and total comprehensive loss for reported years:

	Year ended December 31
	2009	2008	2007
Operating loss for reported segments	14,928	19,493	9,597
Overhead expenses that did not ascribed to segments	3,601	1,403	1,881
Other expenses that did not ascribed to segments	500	—	442
Operating loss	19,029	20,896	11,920
Finance income	(243)	(1,035)	(571)
Fair value losses (gains) on warrants at fair value through profit or loss	(244)	(7,950)	10,358
Finance costs	473	1,287	1,020

Total Comprehensive Loss	19,015	13,198	22,727

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 28—SEGMENT INFORMATION (continued):

Adjustment between total assets for reported segments and total assets for the group:

	Year ended December 31
	2009	2008	2007
Reported segment assets	21,064	27,814	14,357
Assets that did not ascribed to segments
Financial assets at fair value through profit or loss	21,766	5,582	24,727
Other assets	335	76	52

Total assets in the statement of financial position	43,165	33,472	39,136

NOTE 29—EVENTS AFTER THE END OF THE REPORTING PERIOD:

a.	On August 27, 2009 the Company entered into several agreements with Sela Group.Com Ltd. (“Sela”), a publicly traded shell company whose shares are traded in the TASE, within the “Conservation List”, and with third parties (the “Transaction”).

The Conservation List contains companies that do not comply with the minimal requirements requested from listed companies in order for them to remain listed in the TASE. Trading of securities on the Conservation List is carried out in a limited format ..After twelve months on the Conservation List, the TASE Board of Directors may delist securities from the TASE. Delisting may be postponed at the company’s request, and the securities can remain on the Conservation List for another year. After two years, if the status do not permit the security to return to the Regular List and to full trading format, the security will be delisted from the TASE.

In order not to be included in the “Conservation list” the listed company’s share must comply with all of the following requirements (i) Public holdings value—not less than NIS 5,000 (ii) Public holdings percentage—not less than 15% of the share capital (only if the public holdings value is less than NIS 15,000) (iii) Equity—not less than NIS 2,000, based on the released last four successive financial statements (only if the public holdings value is less than NIS 24,000).

At the time of the Transaction, the only asset of Sela was cash of NIS 2,038.

The purpose of the Transaction was to obtain a registration on the TASE to improve the ability of the Company’s subsidiary, Sindolor, to raise capital in the future.

The Transaction was effected by:

1.	The transfer of the Company’s existing holdings of Sindolor (57.5% of the issued and outstanding shares of Sindolor before dilution) to Sela;

2.	Sela issuing the Company shares of its common stock representing 88.58% of the issued and outstanding shares of commons stock;

3.	A payment of NIS 1,150 by the Company to third parties, who previously acquired the control of Sela;

4.	The issue grant of rights for 15% of the issued outstanding shares of Sela to the said third parties. The said rights will be issued for a cash of NIS 238 as part of a prospectus of Sela for the issuance of rights; and

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 29—EVENTS AFTER THE END OF THE REPORTING PERIOD (continued):

5.	Subject to the exit of the Sela shares from the “Conservation List” of the TASE, the Company will be issued options to acquire additional 5% of the issued and outstanding shares of Sela and will transfer 50% of these options (representing 2.5% of the issued and outstanding shares of Sela) to the said third parties.

The Company gained control of Sela on January 13, 2010.

At the conclusion of the Transaction (including the grant of rights and before the exercise of the options) the Company held 73.05% of the share capital of Sela. The Company retained control of Sindolor by virtue of control of Sela, which controls 57.5% of voting rights in Sindolor, but its economic interest in Sindolor was diluted to 42.53%.

The Transaction will be accounted for as an asset acquisition in which, in substance, the Company acquired a cash balance and an intangible item, being the rights associated with Sela’s stock exchange registration, in exchange for a cash payment, the grant of rights and options, and an economic interest in Sindolor.

The rights associated with Sela’s stock exchange registration, amounted to NIS 5.889, are contractual in nature and so represent an identifiable intangible item. However, since it is not probable that future economic benefits associated with the rights will flow to the Company they do not qualify for capitalization in accordance with IAS 38 and their cost will be recognized as an expense (registration costs).

The consideration paid for the acquisition of Sela is measured at the aggregate of: the amount of cash paid, the fair value of the rights and options and the fair value of the economic interest in Sindolor that was effectively transferred to the shareholders of Sela, (including the grant of rights) measured at 21.8% of the enterprise value of Sindolor.

The expense for registration costs is measured at the difference between the consideration, calculated as described above, and the Company’s share of Sela’s cash balance.

Additional non-controlling interest, amounted to NIS 1.361, will be recognized, arising from the dilution of the Company’s interest in Sindolor and the non-controlling interest in Sela. Balancing gain, amounted to NIS 5.101, representing the dilution of the Company’s interest in Sindolor, will be recognized in equity.

b.	On January 17, 2010, an Israeli district court has approved the extension of the term of certain warrants (series 3) granted by the Company, from January 29, 2010 through March 31, 2010 (see note 15).

c.	On January 25, 2010, the Board of Directors of Sela has approved the granting of a loan to Sindolor in two equal installments, of NIS 500 each. The first installment will be provided on February 3, 2010 and the second on May 11, 2010. The convertible loan will be linked to the CPI and will bear interest of 4% per annum. The loan will be repaid until January 31, 2011. The first installment was provided to Sindolor.

Had the loan not fully repaid on its repayment date the outstanding balance of the loan will be convertible into Sindolor shares, based on Sindolor’s valuation (for the sole purpose of providing the loan) of NIS 4,000 (pre money). Each of the minority Shareholders of Sindolor has the option, during the term of the loan, to contribute to Sindolor the amount equal to their pro-rata share of the loan (principal and interest), in accordance with their holdings of Sindolor prior to the grant of the loan. Upon conversion of the loan each shareholder who participated in the loan will be entitled to shares of Sindolor, in accordance with the conversion terms.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 29—EVENTS AFTER THE END OF THE REPORTING PERIOD (continued):

d.	On February 4, 2010, Sela announced the filing of a draft prospectus for the raise of NIS 3,500, for rights.

e.	On February 16, 2010, Sela had announced it new name; Next Gen Biomed Ltd.

f.	In February 2010, a former senior employee of the Group exercised 159,673 Company warrants into 159,673 shares in consideration for NIS 51.

g.	As described in note 5a, in January 2010, the remaining founding shareholders of Nilimedix exercised their options to exchange their holdings in Nilimedix for shares in the company. Exercising the agreement is conditioned on obtaining different approvals, including an advance agreement by the Israel Tax Authority to postpone tax payment by the founding shareholders.

h.	On March 2010, the Board of Directors of the Company had confirmed to grant Nilimedix and Medex-set a one year loans in the amount of NIS 5,500 and NIS 2,500, accordingly. The principal of the loans is linked to the changes in the CPI and bears an annual interest of 4%.

i.	In March 2010 Nilimedix got a principle confirmation for grants from the OCS in the budget amount of NIS 5,980 and in participation rate of 40% (meaning maximum OCS grants related to the said budget will not exceed NIS 2,392).

j.	During February and March 2010, 466,111 warrants (series 3) were exercised into 466,111 ordinary shares of 0.32 par value for a total consideration of NIS 12,853. Rests of the 2,442 warrants (series 3) were expired on March 31, 2010.

k.	During February, March and April 2010, 114,490 warrants were exercised into 114,490 ordinary shares of 0.32 par value for a total consideration of NIS 3,161

l.	On April 7, 2010, the general assembly of the shareholders of the Company has approved a 32-for-one reverse stock split by way of consolidation of every 32 ordinary shares into one share and, accordingly, all shares, options, warrants and losses per share amounts were adjusted to reflect this reverse share split. Accordingly, all such amounts have been retroactively adjusted in this financial statements. No fractional ordinary shares will be issued in connection with the stock split, and all such fractional interests will be rounded down to the nearest whole number of ordinary shares. The financial statements were initially issued on March 16, 2010 and were reissued on June 17, 2010.

D MEDICAL INDUSTRIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

NIS in thousands

				Convenience translation into US$ (In thousands) (note 1c)
	March 31,		December 31, 2009	March 31, 2010
	2010	2009
	(unaudited)		(audited)	(unaudited)
Assets
CURRENT ASSETS:
Cash and cash equivalents	37,534	11,603	24,388	10,109
Short term deposits	—	5,074	208	—
Trade accounts receivable	656	—	103	177
Other	1,424	1,049	1,097	410
Inventory	491	—	499	132

Total current assets	40,105	17,726	26,295	10,897

NON-CURRENT ASSETS:
Property and equipment, net	2,255	1,464	2,103	607
Intangible assets, net	14,465	11,345	14,482	3,896
Long-term deposits and loans	169	115	285	46
Deferred charges (see note 5j)	1,100	—	—	270

Total non-current assets	17,989	12,924	16,870	4,819

Total assets	58,094	30,650	43,165	15,646

Liabilities and equity
CURRENT LIABILITIES:
Trade and other payables:
Trade accounts payable	1,452	1,180	1,165	391
Other	3,799	1,348	2,695	1,023

Total current liabilities	5,251	2,528	3,860	1,414

NON-CURRENT LIABILITIES:
Warrants (see notes 5h and 5i)	—	2,460	2,606	—
Provision for royalties to the Israeli Office of Chief Scientist	4,320	3,681	4,048	1,163
Liability to minority interest	3,101	—	3,085	835
Liability for severance pay—net	216	165	233	58

Total non-current liabilities	7,637	6,306	9,972	2,056

Total liabilities	12,888	8,834	13,832	3,470

EQUITY:
Equity attributable to owners of the parent:
Ordinary shares (see note 5)	2,003	1,496	1,783	539
Share premium and other reserves (see note 5)	194,389	*144,745	*167,355	52,354
Warrants and equity portion of convertible debt	3,048	2,439	3,048	820
Accumulated losses	(157,787)	(127,502)	(143,442)	(42,495)

	41,653	21,178	28,744	11,218
Minority interest	3,553	*638	*589	958

Total equity	45,206	21,816	29,333	12,176

Total liabilities and equity	58,094	30,650	43,165	15,646

*	Retrospective change in accounting policy, see note 3a1

The notes are an integral part of these consolidated financial statements

D MEDICAL INDUSTRIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

NIS in thousands except per share data

				Convenience translation into US$ (In thousands) (note 1c)
	Three months ended March 31,		Year ended December 31, 2009	Three months ended March 31, 2010
	2010	2009
	(unaudited)		(audited)	(unaudited)
CONTINUING OPERATIONS:
Sales	543	—	368	146
Cost of sales	1,298	—	657	349

	755	—	289	203
Research and development expenses—net	2,252	3,056	13,193	607
Selling and marketing expenses	584	—	698	157
General and administrative expenses	2,577	816	5,563	694
Other (income) expenses—net	231	70	(714)	62

Operating loss	6,399	3,942	19,029	1,723

Registration costs (see notes 5a and 5d)	6,049	—	—	1,629
Finance income	(29)	(854)	(243)	(8)
Fair value losses (gains) on warrants at fair value through profit or loss	2,469	(390)	(244)	665
Finance costs	1	132	473	—

Finance (income) costs—net	2,441	(1,112)	(14)	657

LOSS AND TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	14,889	2,830	19,015	4,009

ATTRIBUTABLE TO:
Owners of the parent	14,345	2,495	18,435	3,863
Minority interest	544	335	580	146

	14,889	2,830	19,015	4,009

LOSS PER SHARE ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY:
Basic and diluted	2.69	0.57	3.89	0.72

The notes are an integral part of these consolidated financial statements.

D MEDICAL INDUSTRIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

NIS in thousands unless otherwise stated

	Attributable to owners of the parent
	Share capital	Share premium and other reserves	Warrants and equity portion of convertible debt	Accumulated losses	Total	Minority interest	Total equity
BALANCE AT JANUARY 1, 2010 (audited)	1,783	*167,355	3,048	(143,442)	28,744	*589	29,333
CHANGES DURING THE PERIOD ENDED MARCH 31, 2010:
Acquisition of a subsidiary (see notes 5a)	—	5,113	—	—	5,113	1,353	6,466
Issuance of right (see note 5d)	—	1,426	—	—	1,426	2,122	3,548
Proceeds from exercise of warrants granted	220	19,417	—	—	19,637	—	19,637
Expiration of warrants	—	29	—	—	29	—	29
Share based payment related to warrants granted to employees:
of the parent	—	1,049	—	—	1,049	—	1,049
of subsidiaries	—	—	—	—	—	33	33
Loss and comprehensive loss for the period	—	—	—	(14,345)	(14,345)	(544)	(14,889)

BALANCE AT MARCH 31, 2010 (unaudited)	2,003	194,389	3,048	(157,787)	41,653	3,553	45,206

BALANCE AT JANUARY 1, 2009 (audited)	1,496	*144,739	2,439	(125,007)	23,667	*910	24,577
CHANGES DURING THE PERIOD ENDED MARCH 31, 2009:
Share based payment related to warrants granted to employees:
of the parent	—	6	—	—	6	—	6
of a subsidiaries	—	—	—	—	—	*63	63
Loss and comprehensive loss for the period	—	—	—	(2,495)	(2,495)	(335)	(2,830)

BALANCE AT MARCH 31, 2009 (unaudited)	1,496	*144,745	2,439	(127,502)	21,178	*638	21,816

*	Retrospective change in accounting policy, see note 3a1

The notes are an integral part of these consolidated financial statements.

D MEDICAL INDUSTRIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

NIS in thousands unless otherwise stated

	Attributable to owners of the parent
	Share capital	Share premium and other reserves	Warrants and equity portion of convertible debt	Accumulated losses	Total	Minority interest	Total equity
BALANCE AT JANUARY 1, 2009 (audited)	1,496	*144,739	2,439	(125,007)	23,667	*910	24,577
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2009:
Proceeds from issuance of shares and warrants	277	20,534	1,408	—	22,219	—	22,219
Proceeds from exercise of warrants granted	10	10	—	—	20	—	20
Expiration of warrants	—	799	(799)	—	—	—	—
Share based payment related to warrants granted to employees:
of the parent	—	1,273	—	—	1,273	—	1,273
of a subsidiaries	—	—	—	—	—	*259	259
Loss and comprehensive loss for the year	—	—	—	(18,435)	(18,435)	(580)	(19,015)

BALANCE AT DECEMBER 31, 2009 (audited)	1,783	*167,355	3,048	(143,442)	28,744	*589	29,333

	Convenience translation into US$ in thousands (note 1c)
BALANCE AT JANUARY 1, 2010 (audited)	480	*45,073	820	(38,632)	7,741	*159	7,900
CHANGES DURING THE PERIOD ENDED MARCH 31, 2010:
Acquisition of a subsidiary	—	1,377	—	—	1,377	365	1,742
Issuance of right	—	384	—	—	384	571	955
Proceeds from exercise of warrants granted	59	5,229	—	—	5,288	—	5,288
Expiration of warrants	—	8	—	—	8	—	8
Share based payment related to warrants granted to employees:
of the parent	—	283	—	—	283	—	283
of a subsidiaries	—	—	—	—	—	9	9
Loss and comprehensive loss for the year	—	—	—	(3,863)	(3,863)	(146)	(4,009)

BALANCE AT MARCH 31, 2010 (unaudited)	539	52,354	820	(42,495)	11,218	958	12,176

*	Retrospective change in accounting policy, see note 3a1

The notes are an integral part of these consolidated financial statements.

D MEDICAL INDUSTRIES LTD.

CONDENCED CONSOLIDATED STATEMENTS OF CASH FLOWS

NIS in thousands unless otherwise stated

				Convenience translation into US$ (In thousands) (note 1c)
	Three months ended March 31,		Year ended December 31, 2009	Three months ended March 31, 2010
	2010	2009
	(unaudited)		(audited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash used in operations (see appendix)	(5,938)	(3,470)	(15,917)	(1,600)
Interest received	48	27	67	13
Interest paid	(1)	(18)	(52)	—

Net cash used in operating activities	(5,891)	(3,461)	(15,902)	(1,587)

CASH FLOWS FROM INVESTING ACTIVITIES:
Repayment of loan to an employee	207	—	—	56
Loan granted to an employee	—	—	(200)	—
Repayment of (investment in) short term deposits	208	(2,641)	2,225	56
Purchase of property and equipment	(274)	(624)	(1,543)	(74)
Purchase of intangible assets	—	—	(90)	—

Net cash provided by (used in) investing activities	141	(3,265)	392	38

CASH FLOWS FROM FINANCING ACTIVITIES:
Acquisition of a subsidiary (see note 5)	2,038	—	—	549
Proceeds from issuance of ordinary shares, net of issuance costs	—	—	20,811	—
Proceeds from issuance of warrants, net of issuance costs	—	—	1,408	3,930
Proceeds from exercise of warrants (see notes 5h and 5i)	14,591	—	20	—
Deferred charges	(1,100)	—	—	(296)
Proceeds from issuance of shares of a subsidiary (see note 5 d)	3,396	—	—	915

Net cash generated from financing activities	18,925	—	22,239	5,098

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	13,175	(6,726)	6,729	3,549
Cash and cash equivalents at beginning of the year	24,388	17,503	17,503	6,568
Exchange gains (loss) on cash and cash equivalents	(29)	826	156	(8)

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	37,534	11,603	24,388	10,109

The notes are an integral part of these consolidated financial statements.

D MEDICAL INDUSTRIES LTD.

CONDENCED CONSOLIDATED CASH FLOWS STATEMENTS (continued)

NIS in thousands unless otherwise stated

Appendix				Convenience translation into US$ (In thousands) (note 1c)
	Three months ended March 31,		Year ended December 31, 2009	Three months ended March 31, 2010
	2010	2009
	(unaudited)		(audited)	(unaudited)
A. Net cash used in operations:
Loss and comprehensive loss for the period:	(14,889)	(2,830)	(19,015)	(4,009)
Fair value losses (gains) on warrants at fair value through profit or loss	2,469	(390)	(244)	665
Depreciation and amortization	139	74	392	37
Interest received	(48)	(27)	(67)	(13)
Interest paid	1	18	52	—
Exchange (income) loss on cash and cash equivalents	29	(826)	(156)	8
Increase in provision for royalties to the Israeli Office of Chief Scientist	152	488	990	40
Liabilities for severance pay—net	(17)	7	75	(5)
Stock based compensation related to warrants granted to employees and service providers	1,082	69	1,532	291
Acquisition of a subsidiary (see note 5)	4,575	—	—	1,232
Increase in liability to minority interest	16	—	—	4

	(6,491)	(3,417)	(16,441)	(1,750)

Changes in operating asset and liability items:
Decrease (increase) in trade and other balances:
Trade accounts receivable	(553)	—	(103)	(149)
Other	(377)	121	123	(101)
Decrease (increase) in inventories	8	—	(499)	2
Increase (decrease) in creditor and credit balances:
Trade accounts payable	287	(46)	(61)	77
Other	1,229	(120)	1,092	332
Increase in non-current financial assets	(41)	(8)	(28)	(11)

	553	(53)	524	150

	(5,938)	(3,470)	(15,917)	(1,600)

The notes are an integral part of these consolidated financial statements.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The amounts are presented in NIS in thousands except share and per share data

NOTE 1—GENERAL INFORMATION:

a.	D Medical Industries Ltd. (“the Company” or “the Parent Company”) and its subsidiaries (together—“the Group”) are engaged in the research, development, manufacturing and marketing of medical aids, in particular for diabetic patients.

The Company is a limited liability public company incorporated and domiciled in Israel. The registered address of its offices is 7 Jabutisky St., Ramat Gan, Israel.

The Company’s shares are being traded in the Tel-Aviv Stock Exchange Ltd.

b.	As of March 31, 2010 the Group’s working capital was NIS 34,854 and total equity of NIS 45,206 (of which NIS 41,335 is attributable to owners of the parent). However, during the three months ended March 31, 2010, the Group incurred losses in the amount of NIS 14,889, as well as negative cash flow from operating activities in the amount of NIS 5,892.

The Group’s management is estimating that its cash resources are sufficient to meet its plans for, at least the twelve months following April 1, 2010. Management intends to raise additional funds from external investors during 2010 that will enable the Group to continue its operations until such time when the Group will generate profits from the sales of its developed products.

c.	Convenience translation into U.S dollars (“dollars” or “$”)

For the convenience of the reader, the reported New Israeli Shekel (NIS) amounts as of March 31, 2010, and the three months then ended have been translated into dollars, at the representative rate of exchange on March 31, 2010 (U.S. $1 = NIS 3.713). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

NOTE 2—BASIS OF PRESENTATION OF THE CONDENSED FINANCIAL STATEMENTS:

The accompanying unaudited condensed financial statements of the Group as of March 31, 2010 and the three months then ended (“the Interim Financial Statements”), was prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”), and includes an additional disclosure as required under the Israeli Securities Regulations (Interim and Immediate Statements), 1970 (“the regulations”). The comparative periods that are not required by IAS 34 and presented in the financial statements are a result of those regulations. The Interim Financial Statements does not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) for complete financial statements. For further information, refer to the financial statements and footnotes thereto included in the consolidated annual financial statements for the year ended December 31, 2009, which were prepared in accordance with IFRS, and included an additional disclosure required under the Israeli Securities Regulations (Annual Financial Statements), 2010.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and computing methods used in the preparation of the Interim Financial Statements, was in accordance with those used in the preparation of the Annual financial statements for the year ending December 31, 2009, except for such changes as described herein.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

a.	New international Standards, amendments to standards and new interpretations:

1)	International Accounting Standard 27 (“IAS 27 (revised)”), ‘Consolidated and separate financial statements’, (effective from July 1, 2009). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. The Group will apply IAS 27 (revised) prospectively to transactions with non-controlling interests from 1 January 2010.

IAS 27 (revised) determines that the Company’s portion in the equity fund due from issuance of warrants of subsidiaries should be classified as a non-controlling equity rights. The effect of this change was as follows:

	March 31, 2009			December 31, 2009
	As previously reported	Effect of retrospective change	As reported in the current statement	As previously reported	Effect of retrospective change	As reported in the current statement
Effect on equity:
Warrants	144,984	(239)	144,745	167,737	(382)	167,355

Minority interest	399	239	638	207	382	589

2)	International Financial Reporting Standard 3 (“IFRS 3 (revised)”), ‘Business combinations’ (effective from July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree at fair vale or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The group will apply IFRS 3 (revised) prospectively to all business combinations from January 1, 2010. During the three months ended 31 March 2010, the Company did not have any business combinations.

3)	As indicated in the annual financial statements for the year ending December 31, 2009, additional standards, amendments and interpretations to existing standards were effective as of January 1, 2010. However, the application of such additional standards, amendments and interpretations to existing standards had no material effect of the Interim Financial Statements (including comparative information) of the Group.

b.	Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group, were described in the annual financial statements of the Group for the year ending December 31, 2009.

NOTE 4—SEGMENT INFORMATION

Management has determined its operating segments on the basis of reports reviewed by part of the Group’s management and senior functionaries (“Group Management”) that ordinarily makes strategic decisions. The Group Management considers the business from products perspective.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 4—SEGMENT INFORMATION (continued):

The Group has two main segments of operations: Insulin pumps and related products and pain alleviation products. These operating segments consist the basis under which the Group reports on its segment information.

The group operations are concentrated in Israel while it’s sales are being made abroad.

The segment information provided to the Group Management for the reportable segments for the three months ended March 31, 2010 was as follows:

	Insulin pumps and related products	Pain alleviation products	Total	Eliminations	Total
Revenue from external costumers	543	—	543	—	543

Operating loss	(4,581)	(546)	(5,127)	600	(4,527)

Segment assets	23,387	8,518	31,905	—	31,905

The segment information provided to the strategic steering committee for the reportable segments for the three months ended March 31, 2009 was as follows:

	Insulin pumps and related products	Pain alleviation products	Total
Operating loss	(3,174)	(423)	(3,597)

Segment assets	20,919	7,122	28,041

The segment information provided to the strategic steering committee for the reportable segments for the year ended December 31, 2009 was as follows:

	Insulin pumps and related products	Pain alleviation products	Total	Eliminations	Total
Revenue from external costumers	368	—	368	—	368

Operating loss	(13,689)	(1,639)	(15,328)	400	(14,928)

Segment assets	17,551	3,513	21,064	—	21,064

Adjustment between operating loss for reported segments and total comprehensive loss for reported years:

	Three months ended March 31,		Year ended December 31, 2009
	2010	2009
Operating loss for reported segments	4,527	3,597	14,928
Overhead expenses that did not ascribed to segments	7,921	345	4,101

Operating loss	12,448	3,942	19,029
Finance income	(29)	(854)	(243)
Fair value losses (gains) on warrants at fair value through profit or loss	2,469	(390)	(244)
Finance costs	1	132	473

Loss and total Comprehensive Loss	14,889	2,830	19,015

D MEDICAL INDUSTRIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 4—SEGMENT INFORMATION (continued):

Adjustment between total assets for reported segments and total assets for the group:

	Three months ended March 31,		Year ended December 31, 2009
	2010	2009
Reported segment assets	31,905	28,041	21,064
Assets that did not ascribed to segments
Financial assets at fair value through profit or loss	26,093	2,567	22,045
Other assets	96	42	56

Total assets in the statement of financial position	58,094	30,650	43,165

NOTE 5—MATERIAL EVENTS DURING THE REPORTED PERIOD:

a.	On august 27, 2009 the Company entered into several agreements with Next Gen Biomed Ltd. (previously—Next Gen Group.Com Ltd.) (“Next Gen”), a publicly traded shell company whose shares are traded in the TASE, within the “Conservation List”, and with third parties (the “Transaction”).

The Conservation List contains companies that do not comply with the minimal requirements requested from listed companies in order for them to remain listed in the TASE. Trading of securities on the Conservation List is carried out in a limited format. After twelve months on the Conservation List, the TASE Board of Directors may delist securities from the TASE. Delisting may be postponed at the company’s request, and the securities can remain on the Conservation List for another year. After two years, if the status do not permit the security to return to the Regular List and to full trading format, the security will be delisted from the TASE.

In order not to be included in the “Conservation list” the listed company’s share must comply with all of the following requirements (i) Public holdings value—not less than NIS 5,000 (ii) Public holdings percentage—not less than 15% of the share capital (only if the public holdings value is less than NIS 15,000) (iii) Equity—not less than NIS 2,000, based on the released last four successive financial statements (only if the public holdings value is less than NIS 24,000).

At the time of the Transaction, the only asset of Next Gen was cash of NIS 2,038.

The purpose of the Transaction was to obtain a registration on the TASE to improve the ability of the Company’s subsidiary, Sindolor, to raise capital in the future.

The Transaction was effected by:

1.	The transfer of the Company’s existing holdings of Sindolor (57.5% of the issued and outstanding shares of Sindolor before dilution) to Next Gen,

2.	Next Gen issueing the Company shares of its common stock representing 88.58% of the issued and outstanding shares of commons stock.

3.	A payment of NIS 1,150 by the Company to third parties, who previously acquired the control of Next Gen.

4.	The issue grant of rights for 15% of the issued outstanding shares of Next Gen to the said third parties. The said rights were issued for a cash of NIS 238 as part of a prospectus of Next Gen for the issuance of rights; and

D MEDICAL INDUSTRIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 5—MATERIAL EVENTS DURING THE REPORTED PERIOD (continued):

5.	Subject to the exit of the Next Gen shares from the “Conservation List” of the TASE, the Company was issued options to acquire additional 5% of the issued and outstanding shares of Next Gen and transfered 50% of these options (representing 2.5% of the issued and outstanding shares of Next Gen) to the said third parties.

The Company gained control of Next Gen on January 13, 2010.

At the conclusion of the Transaction (including the grant of rights and before the exercise of the options) the Company held 73.05% of the share capital of Next Gen. The Company retained control of Sindolor by virtue of control of Next Gen, which controls 57.5% of voting rights in Sindolor, but its economic interest in Sindolor was diluted to 42.52%.

The Transaction is accounted for as an asset acquisition in which, in substance, the Company acquired a cash balance and an intangible item, being the rights associated with Next Gen’s stock exchange registration, in exchange for a cash payment, the grant of rights and options, and an economic interest in Sindolor.

The rights associated with Next Gen’s stock exchange registration, amounted to NIS 5,889, are contractual in nature and so represent an identifiable intangible item. However, since it is not probable that future economic benefits associated with the rights will flow to the Company they do not qualify for capitalization in accordance with IAS 38 and their cost are recognized as an expense (registration costs).

The consideration paid for the acquisition of Next Gen is measured at the aggregate of: the amount of cash paid, the fair value of the rights and options and the fair value of the economic interest in Sindolor that was effectively transferred to the shareholders of Next Gen, (including the grant of rights) measured at 21.8% of the enterprise value of Sindolor.

The expense for registration costs is measured at the difference between the consideration, calculated as described above, and the Company’s share of Next Gen’s cash balance.

Additional non-controlling interest, amounted to NIS 1,361 is recognized, arising from the dilution of the Company’s interest in Sindolor and the non-controlling interest in Next Gen. Balancing gain, amounted to NIS 5,101, representing the dilution of the Company’s interest in Sindolor, is recognized in equity.

b.	On January 17, 2010, an Israeli district court has approved the extension of the term of certain warrants (series 3) granted by the Company, from January 29, 2010 through March 31, 2010.

c.	On February 16, 2010, Sela announced it new name; Next Gen Biomed Ltd.

d.	On February 25, 2010, Next Gen filed a prospectus for the issuance of rights for the raise of NIS 3,548, pursuant to which the Company exercised its rights in Next Gen for NIS 0.1 per share. On March 10, 2010; the Company sold its exercised shares in Next Gen to a third party, in exchange for NIS 0.942 per share. Subsequent to said transactions, the Company pay NIS 163 and holds 58.51% of the issued and outstanding shares of Next Gen (58.19% fully diluted)

e.	On February 2010, a former senior employee of the Group exercised 159,673 Company warrants into 159,673 shares in consideration for NIS 51.

f.	On February 2010, the remaining founding shareholders of Nilimedix notified the Company of their wish to exercised their options to exchange their holdings in Nilimedix for shares in the company. Exercising the agreement is conditioned on obtaining different approvals, including an advance agreement by the Israel Tax Authority to postpone tax payment by the founding shareholders.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 5—MATERIAL EVENTS DURING THE REPORTED PERIOD (continued):

g.	On March 2010 Nilimedix got a principle confirmation for grants from the OCS in the budget amount of NIS 5,980 and in participation rate of 40% (meaning—maximum OCS grants related to the said budget will not exceed NIS 2,392).

h.	During February and March 2010, 466,111 warrants (series 3) were exercised into 466,111 ordinary shares of 0.32 par value for a total consideration of NIS 12,853. Rests of the 2,442 warrants (series 3) were expired on March 31, 2010.

i.	During February and March 2010, 61,240 warrants were exercised into 61,240 ordinary shares of 0.32 par value for a total consideration of NIS 1,687.

j.	During the three-month period ended May 31, 2010, the company recognized deferred expenses of NIS 1,100. These expenses were incurred in the period and are incremental transaction costs that are directly attributable to the company’s planned equity transaction. The expenses will be deducted from equity when the Company’s equity transaction occurs.

NOTE 6—EVENTS AFTER THE END OF THE REPORTING PERIOD:

a.	On April 7, 2010, the general assembly of the shareholders of the Company has approved a 32-for-one reverse stock split by way of consolidation of every 32 ordinary shares into one share and, accordingly, all shares, options, warrants and losses per share amounts were adjusted to reflect this reverse share split. Accordingly, all such amounts have been retroactively adjusted in these financial statements. No fractional ordinary shares will be issued in connection with the stock split, and all such fractional interests will be rounded down to the nearest whole number of ordinary shares.

b.	During April 2010, 53,250 warrants were exercised into 53,250 ordinary shares of 0.32 par value for a total consideration of NIS 1,474.

D. Medical Industries Ltd.

1,500,906 Ordinary Shares

PROSPECTUS

Rodman & Renshaw, LLC

Until August 29, 2010, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.